The registrant is submitting this draft registration statement confidentially as an “emerging growth company” pursuant to Section 6(e) of the Securities Act of 1933, as amended.

As submitted confidentially to the Securities and Exchange Commission on October 17, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Easterly Government Properties, Inc.

(Exact name of registrant as specified in governing instruments)

2101 L Street NW, Suite 750

Washington, D.C. 20037

(202) 595-9500

(Address, including Zip Code and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

William C. Trimble

Chief Executive Officer and President

Easterly Government Properties, Inc.

2101 L Street NW, Suite 750

Washington, D.C. 20037

(202) 595-9500

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Gilbert G. Menna Mark S. Opper Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 Tel: (212) 813-8800 Fax: (212) 355-3333	Darrell W. Crate Executive Chairman Easterly Government Properties, Inc. 2101 L Street NW, Suite 750 Washington, D.C. 20037 Tel: (202) 595-9500 Fax: (617) 581-1440	David J. Goldschmidt Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Tel: (212) 735-3000 Fax: (212) 735-2000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED             , 2014

PRELIMINARY PROSPECTUS

Shares

Easterly Government Properties, Inc.

Class A Common Stock

$                 per share

This is the initial public offering of our Class A common stock. We are selling              shares of Class A common stock. We currently expect the initial public offering price to be between $                 and $                 per share of Class A common stock. We have granted the underwriters an option to purchase up to      additional shares of Class A common stock to cover over-allotments.

No public market currently exists for Class A common stock. We intend to apply to have the Class A common stock listed on the New York Stock Exchange under the symbol “DEA.”

We intend to elect to be treated and to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2014. Shares of our common stock will be subject to the ownership and transfer limitations in our charter, which are intended to assist us in qualifying and maintaining our qualification as a REIT, including, subject to certain exceptions, a     % ownership limit. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.

Investing in Class A common stock involves risks. See “Risk Factors” beginning on page 25.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to us (before expenses)	$	$

To the extent that the underwriters sell more than              shares of Class A common stock, the underwriters have the opportunity to purchase an additional              shares from us at the initial offering price less the underwriting discount.

The underwriters expect to deliver the shares to purchasers on or about                      , 2014 through the book-entry facilities of The Depository Trust Company.

Citigroup	Raymond James	RBC Capital Markets

                     , 2014

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale thereof is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or such other date as is specified in this prospectus.

i

Industry and Market Data

We use market data and industry forecasts and projections in this prospectus. Except as specifically noted otherwise, we have obtained market data and industry forecasts and projections from publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projections or forecasts will be achieved. We believe that the surveys and market research others have performed are reliable, but we have not independently verified this information.

Class A and Class B Common Stock and Common Units

Following this offering, we will have two classes of common stock, Class A common stock and Class B common stock. Our Class B common stock is designed to give the holder thereof a right to vote that is based on the economic interest in our company that such holder would have if such holder had exchanged              of its common units in Easterly Government Properties LP, or our operating partnership, for shares of Class A common stock. Each outstanding share of Class B common stock entitles its holder to              vote on all matters on which Class A common stockholders are entitled to vote, including the election of directors, and holders of shares of Class A common stock and Class B common stock will vote together as a single class. Without the votes afforded by the Class B common stock, a holder of common units in our operating partnership would not have a right to vote with respect to its economic interest in our operating partnership, as common units in our operating partnership have no voting rights with respect to Easterly Government Properties, Inc. matters. References in this prospectus to “common stock” refer either to Class A common stock or to Class A common stock and Class B common stock collectively, as the context requires; they do not refer solely to Class B common stock. Our Class B common stock will not be listed on the New York Stock Exchange. Holders of Class B common stock do not have any right to receive dividends or distributions upon our liquidation, winding up or otherwise. Each share of Class B common stock is, from time to time, exchangeable, together with one common unit representing a limited partnership interest in our operating partnership, for one share of Class A common stock, subject to equitable adjustment for stock splits, stock dividends and reclassifications. See “Description of Capital Stock.”

Interests in our operating partnership are denominated in common units representing a limited partnership interest. Following completion of this offering and the formation transactions, our operating partnership will have two classes of limited partnership interest authorized and outstanding— common units and long-term incentive plan units, or LTIP units. When vested, LTIP units are convertible by the holder into common units on the terms set forth in our operating partnership’s partnership agreement. Common units are redeemable for cash or, at our election, shares of Class A common stock on a one-for-one basis, beginning fourteen months after the closing of this offering. Unless a holder of a common unit received the unit upon conversion of a LTIP unit, the holder will be required to redeem one share of Class B common stock with each common unit. See “Description of the Partnership Agreement of Easterly Government Properties LP.”

Definitions

Unless the content otherwise requires or indicates, we define certain terms in this prospectus as follows:

The term “annualized lease income” means the annualized contractual base rent for the last month in a specified period, plus the annualized straight line rent adjustments for the last month in such period and the annualized expense reimbursements earned by us for the last month in such period.

ii

The term “Federal Buildings Fund” means the Federal Buildings Fund of the U.S. Government, which finances the GSA’s acquisition and operation of U.S. Government-owned and leased properties.

The term “fully diluted basis” assumes the exchange of all outstanding common units representing limited partnership interests in our operating partnership, or common units, and the related exchange of all shares of Class B common stock, and the exchange of all outstanding LTIP units in our operating partnership for shares of Class A common stock on a one-for-one basis, which is not the same as the meaning of “fully diluted” under GAAP.

The term “GAAP” refers to accounting principles generally accepted in the United States.

The term “GSA” means the U.S. General Services Administration.

The term “rentable square feet” or “RSF” means the total area available for rent at a property measured by square footage.

The term “U.S. Government tenant agency” means a tenant that is the government of the United States or any agency or instrumentality thereof.

The term “urban CPI” means the Consumer Price Index for Urban Wage Earners and Clerical Workers.

When referring to our U.S. Government tenant agencies, we use the following definitions:

The term “AOC” or “Administrative Office of the Courts” means Administrative Office of the U.S. Courts.

The term “CBP” or “Customs and Border Protection” means U.S. Customs and Border Protection.

The term “DEA” or “Drug Enforcement Administration” means U.S. Drug Enforcement Administration.

The term “DOT” or “Department of Transportation” means U.S. Department of Transportation.

The term “FBI” or “Federal Bureau of Investigation” means the U.S. Federal Bureau of Investigation.

The term “ICE” or “Immigration and Customs Enforcement” means the U.S. Immigration and Customs Enforcement.

The term “IRS” or “Internal Revenue Service” means the U.S. Internal Revenue Service.

The term “MEPCOM” or “Military Entrance Processing Command” means the Military Entrance Processing Command, which operates Military Entrance Processing Stations.

The term “PTO” or “Patent and Trademark Office” means the U.S. Patent and Trademark Office.

The term “SSA” or “Social Security Administration” means the U.S. Social Security Administration.

The term “USCG” or “U.S. Coast Guard” means the U.S. Coast Guard.

The term “USFS” or “U.S. Forest Service” means the U.S. Forest Service.

iii

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company and the historical and pro forma financial statements appearing elsewhere in this prospectus. You should carefully review the entire prospectus, including the risk factors, the consolidated financial statements and the notes thereto and the other documents to which this prospectus refers before making an investment decision. References in this prospectus to “Easterly,” “we,” “our,” “us” and “our company” refer to Easterly Government Properties, Inc., a Maryland corporation, together with our consolidated subsidiaries including Easterly Government Properties LP, a Delaware limited partnership, which we refer to in this prospectus as our operating partnership. Unless the context otherwise requires or indicates, this prospectus (i) assumes the formation transactions, as described under the caption “Structure and Formation of Our Company,” including our acquisition of a portfolio of properties from Western Devcon, Inc., a private real estate company and a series of related entities beneficially owned by Michael P. Ibe, which we refer to collectively as Western Devcon, have been completed, (ii) assumes the shares of Class A common stock to be sold in this offering are sold at $             per share, which is the midpoint of the price range set forth on the front cover of this prospectus, (iii) assumes no exercise by the underwriters of their option to purchase up to an additional              shares of Class A common stock to cover over-allotments, or the over-allotment option, (iv) presents all property-level information as of June 30, 2014 on a pro forma basis for the formation transactions and (v) includes pro forma financial or other information presented on the basis, and after making the adjustments, described in our unaudited pro forma condensed consolidated financial statements and related notes thereto appearing elsewhere in this prospectus. The term “our predecessor” means Easterly Partners, LLC and its consolidated subsidiaries, including (i) all entities or interests in U.S. Government Properties Income and Growth Fund L.P., U.S. Government Properties Income and Growth Fund REIT, Inc. and the related feeder and subsidiary entities, which we refer to, collectively, as Easterly Fund I, (ii) all entities or interests in U.S. Government Properties Income and Growth Fund II, LP, USGP II REIT LP, USGP II (Parallel) Fund, LP and their related feeders and subsidiary entities, which we refer to, collectively, as Easterly Fund II and, together with Easterly Fund I, we refer to as the Easterly Funds and (iii) the entities that manage the Easterly Funds, which we refer to as the management entities.

Our Company

We are a newly organized and internally managed Maryland corporation that intends to qualify as a real estate investment trust, or REIT, focused primarily on the acquisition, development and management of Class A commercial properties that are leased to U.S. Government agencies that serve essential U.S. Government functions. We generate substantially all of our revenue by leasing our initial portfolio to such agencies through the U.S. General Services Administration, or GSA. Our objective is to generate attractive risk-adjusted returns for our stockholders over the long term through dividends and capital appreciation.

We were formed to continue the business of our predecessor, a private real estate management company specializing in U.S. Government-leased real estate. Upon completion of this offering and the formation transactions, we will wholly own 30 properties in the United States, including 26 properties that are leased primarily to U.S. Government tenant agencies and four properties that are entirely leased to private tenants, encompassing approximately 2.2 million square feet in the aggregate. Our initial portfolio consists of 15 properties contributed by the Easterly Funds and 15 properties contributed by Western Devcon. For more information on our formation transactions, see “Structure and Formation of Our Company—Formation Transactions.”

We focus on acquiring, developing and managing GSA-leased properties that are essential to supporting the mission of the tenant agency and strive to be a partner of choice for the U.S. Government, working closely with the GSA to meet the needs and objectives of the tenant agency. We identify U.S. Government agencies that we believe to have the most enduring missions, including a range of growing federal agencies such as the Federal Bureau of Investigation and the Drug Enforcement Administration, both of which have, in recent years, been the subject of increased priority in the U.S. Government. Such agencies require properties with the type of specialized security, technology, communications and other features that increase the likelihood of long-term lease renewal at positive spreads and increase the long-term value of the leased properties to the agency. We then identify the most critical buildings occupied by these agencies for acquisition or the projects proposed by such agencies for development. Specifically, for our acquisition and development pipeline, we target major federal buildings of Class A construction, at least 85% leased to a single U.S. Government agency, including through the GSA, in excess of 40,000 rentable square feet with expansion potential. Our target market is best summarized by the following illustration:

In order to identify investments within this target market, we underwrite the agency first and then underwrite the relative importance of the building within the hierarchy of the agency. We then focus on properties that are critical to the selected agencies with the following attributes:

•	in strategic locations to facilitate the tenant agency’s mission;

•	in the case of acquisitions, are less than 20 years old;

•	in the case of developments, have a minimum lease term of ten years;

•	have build-to-suit features; and

•	are focused on environmental sustainability.

Our initial portfolio is diversified among U.S. Government tenant agencies, which include a number of the U.S. Government’s largest and most essential agencies, such as the Drug Enforcement Administration, the Federal Bureau of Investigation, the Internal Revenue Service and the Patent and Trademark Office. Our initial portfolio also includes five private tenants, representing less than 5% of our annualized lease income.

The GSA-leased real estate asset class possesses a number of positive attributes that we believe will offer our stockholders significant benefits, including a highly creditworthy and very stable tenant base, long-term lease structures and low risk of tenant turnover. GSA leases are backed by the full faith and credit of the U.S. Government, and the GSA has never experienced a financial default in its history. Payment for rents under GSA leases are funded through the Federal Buildings Fund and are not subject to direct federal appropriations, which can fluctuate with federal budget and political priorities. In addition to presenting reduced risk of default, GSA leases typically have long initial terms of ten to 20 years with renewal leases having terms of five to ten years, which limit operational risk. Upon renewal of a GSA lease, base rent is typically reset based on a number of factors, including inflation and the replacement cost of the building at the time of renewal, which we generally expect will increase over the life of the lease. Historical renewal rates for properties within our target market that are greater than 50,000 rentable square feet are approximately 95%.

GSA-leased properties generally provide attractive investment opportunities and require specialized knowledge and expertise. Each U.S. Government agency has its own customs, procedures, culture, needs and mission, which translate into different requirements for its leased space. Furthermore, the sector is highly fragmented, as ownership is disparate and there is no national broker or clearinghouse for GSA-leased property. The largest owner of GSA-leased properties owns approximately 3.1% of the GSA-leased market by RSF as of August 2014, and the ten largest owners of GSA-leased properties collectively own approximately 14.3% of the GSA-leased market by RSF as of August 2014. The development of GSA-leased properties also entails a long and complicated procurement process, limiting the number of developers within the market. Long-term relationships and specialized institutional knowledge regarding the agencies, their space needs and the hierarchy and importance of a property to its tenant agency are crucial to understanding which agencies and properties present the greatest likelihood of long-term tenancy, and to identifying and acquiring attractive investment properties.

We expect that our extensive knowledge of U.S. Government properties and lease structures will allow us to efficiently execute transactions. Additionally, we believe that our ability to identify and implement building improvements increases the likelihood of lease renewal and enhances the value of our portfolio. Our experienced management team brings specialized insight into the mission and hierarchy of tenant agencies so that we are able to gain a deep understanding of the U.S. Government’s long-term strategy for a particular agency and its resulting space needs. This allows us to target properties for use by agencies that will have enduring criticality and the highest likelihood of lease renewal. Lease duration and the likelihood of renewal are further increased as properties are tailored to meet the specific needs of individual U.S. Government agencies, such as specialized environmental and security upgrades.

We have assembled an experienced multidisciplinary senior management team with complementary skills and experience. Our senior management team is comprised of four individuals with experience in identifying, acquiring, developing, financing and managing U.S. Government-leased assets and has developed long-term relationships across the commercial real estate industry, including at all levels of the GSA and at numerous government agencies. Collectively, our senior management team has been responsible for the acquisition of an aggregate of approximately 1.5 million square feet of GSA-leased properties and the development of approximately 1.0 million aggregate square feet of such properties. William C. Trimble, III, our Chief Executive Officer and President and a member of our board of directors, was a co-founder of our predecessor and has over 25 years of experience in investment management, including serving as chief operating officer of an investment management firm specializing in acquiring GSA-leased properties prior to co-founding our predecessor in 2011. Darrell W. Crate, our Executive Chairman, was also a co-founder of our predecessor and brings to our team extensive capital markets and listed company experience, having served as chief financial officer of Affiliated Managers Group, Inc., a NYSE listed company, for 13 years. Michael P. Ibe, our Executive Vice President—Development and Acquisitions and a director nominee, brings extensive experience executing the ground-up development of specialized properties that are built to suit the needs of the GSA with a particular expertise in specialized facilities such as forensic and other laboratory facilities, high security facilities and DEA facilities. F. Joseph Moravec, our Executive Vice President—Government Relations, is a U.S. Government policy specialist and has been an integral member of the senior management team of our predecessor since 2011. Mr. Moravec previously served as commissioner of the Public Buildings Service for the GSA from 2001 to 2005, where he was responsible for the overall asset management, design, construction, leasing, operations and disposal of GSA portfolio properties. For more information on our senior management team, see “Management.”

We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2014. For more information, see “U.S. Federal Income Tax Considerations.”

Our Competitive Strengths

We believe that we distinguish ourselves from other owners and operators of office properties, including properties leased to the U.S. Government, through the following competitive strengths:

•

High Quality Portfolio Leased to Mission-Critical U.S. Government Agencies. We will be the only internally managed public REIT that focuses primarily on the acquisition, development and management of Class A commercial properties that are leased to U.S. Government agencies, primarily through the GSA. Upon completion of this offering and the formation transactions, we will wholly own 30 high quality properties in the United States that are currently 100% leased, including 26 properties leased primarily to government tenant agencies. As of June 30, 2014, the weighted average age of our properties was approximately ten years, and the weighted average remaining lease term was approximately 7.9 years. A majority of our properties are leased to U.S. Government agencies that serve mission-critical functions and are of high importance within the hierarchy of these agencies. These properties generally meet our investment criteria, which target major federal buildings of Class A construction that are less than 20 years old, are at least 85% leased to a single U.S. Government agency, are in excess of 40,000 rentable square feet with expansion potential, are in strategic locations to facilitate the tenant agency’s mission, include build-to-suit features and are focused on environmental sustainability.

•

U.S. Government Tenant Base with Strong History of Renewal. Our GSA leases are backed by the full faith and credit of the U.S. Government, are paid for through the Federal Buildings Fund and generally are not subject to direct federal appropriations. Furthermore, the GSA has never experienced a financial default. In addition to stable rent payments, our GSA leases typically have initial total terms of ten to 20 years with renewal leases having terms of five to ten years. GSA leases governing properties similar to the properties that we target have historically had high renewal rates, which limits operational risk. The historical renewal rate for properties within our target market that are greater than 50,000 rentable square feet is approximately 95%. We believe that the strong credit quality of our U.S. Government tenant base, our long-term leases, the likelihood of lease renewal and the high tenant recovery rate for our property-related operating expenses contributes to the stability of our operating cash flows and expected distributions.

•

Experienced and Aligned Management Team. Our senior management team has a proven track record of sourcing, acquiring, developing and managing properties leased to U.S. Government agencies, primarily through the GSA. Our multidisciplinary team possesses complementary skills and experience that we expect will drive our business and growth strategies and includes the co-founders of our predecessor, the founder and president of a company specializing in the development of build-to-suit properties for the GSA and a former commissioner of the GSA’s Public Buildings Service. Collectively, our senior management team has been responsible for the acquisition of an aggregate of approximately 1.5 million square feet of GSA-leased properties and the development of approximately 1.0 million aggregate square feet of such properties. We believe that our management expertise provides us with a significant advantage over our competitors when pursuing acquisition opportunities and engaging the GSA in property development opportunities and by providing us with superior property management and tenant service capabilities.

Upon completion of this offering and the formation transactions, our senior management team will own approximately     % of our common stock on a fully diluted basis, which will help to align their interests with those of our stockholders.

•

Access to Acquisition Opportunities with an Active Pipeline. Our senior management team has an extensive network of longstanding relationships with owners, specialized developers, leasing brokers, lenders and other participants in the GSA-leased property market. Our team has been able to leverage these relationships to access a wide variety of sourcing opportunities, frequently resulting in the acquisition of properties that were not broadly marketed. In addition, we maintain a proprietary database that tracks approximately 8,600 properties totaling approximately 200 million rentable square feet and includes substantially every major U.S. Government-leased property that meets our investment criteria as well as information about the ownership of such properties. We believe that our longstanding industry relationships, coupled with our proprietary database, improve our ability to source and execute attractive acquisition opportunities. Further, these factors enable us to effectively initiate transactions with property owners who may not currently be seeking to sell their property, which we believe gives us a competitive advantage over others bidding in broadly marketed transactions. Our predecessor successfully acquired from sellers, outside of a broad marketing process, eight of the 15 properties that the Easterly Funds will contribute to us through the formation transactions.

•

Extensive Development Experience with U.S. Government-Leased Properties. Our senior management team has developed projects comprising approximately 4.2 million square feet, including 35 build-to-suit projects for the GSA as well as other corporate and U.S. Government tenants. In the aggregate, our senior management team has developed 19 projects for the GSA. Development of government projects, particularly build-to-suit projects, requires expertise in GSA requirements and the needs of tenant agencies. Since 1994, members of our senior management team have developed an average of approximately 52,000 square feet per year of GSA-leased build-to-suit properties. We believe that our thorough understanding of the U.S. Government’s procurement processes and standards, our longstanding relationships with the GSA and other agencies of the U.S. Government, and our differentiated capabilities will enable us to continue to compete effectively for U.S. Government development opportunities.

•

Value-Enhancing Asset Management. Our management team focuses on the efficient management of our properties and on improvements to our properties that enhance their value for a tenant agency and improve the likelihood of lease renewal. We work in close partnership with the GSA and tenant agencies to manage the construction of specialized, agency-specific design enhancements. These highly tailored build-outs substantially increase the likelihood of the tenant agency’s renewal and also typically generate a construction management fee paid by the tenant agency to us in the amount of approximately 15% of the actual cost of construction. We also seek to reduce operating costs at all of our properties, often by implementing energy efficiency programs that help the U.S. Government achieve its conservation and efficiency goals. Our asset management team also conducts frequent audits of each of our properties in concert with the GSA and the tenant agency so as to keep each facility in optimal condition, allowing the tenant agency to better perform its stated mission and helping to position us as a GSA partner of choice.

•

Growth-Oriented Capital Structure. Upon completion of this offering and the formation transactions, we expect to have approximately $         million of indebtedness outstanding for a pro forma debt-to-capitalization ratio of     % based on the midpoint of the price range set forth on the front cover of this prospectus. Upon completion of this offering, we expect that     % of our outstanding indebtedness will be fixed rate with $         million of our indebtedness scheduled to mature in 2015 and 2016. In connection with the completion of this offering and the formation transactions, we intend to enter into a $             million senior unsecured credit facility with affiliates of certain of the underwriters consisting of a $             million term loan and a $             million revolving line of credit. This credit facility will have an accordion feature that will provide us with additional capacity, subject to the satisfaction of customary terms and conditions, of up to $             million, for a total facility size of not more than $             million.

Our Business and Growth Strategies

Our objective is to generate attractive risk-adjusted returns for our stockholders over the long term through dividends and capital appreciation. We intend to pursue the following strategies to achieve these goals:

•

Pursue Attractive Acquisition Opportunities. We plan to engage in strategic and disciplined acquisitions of properties that we believe are essential to the mission of select U.S. Government agencies and that, in many cases, contain agency-specific design enhancements that allow each tenant agency to better satisfy its mission. We expect to target for acquisition primarily major federal buildings of Class A construction that are less than 20 years old, are at least 85% leased to a single U.S. Government agency, are in excess of 40,000 rentable square feet with expansion potential, are in strategic locations to facilitate the tenant agency’s mission, include build-to-suit features and are focused on environmental sustainability. We believe that our senior management team’s experience, extensive industry relationships and our proprietary database, together with our anticipated access to capital, including the undrawn portion of our expected new senior unsecured credit facility, position us well to identify and consummate attractive property acquisitions.

•

Develop Build-to-Suit U.S. Government Properties. We intend to pursue attractive opportunities to develop build-to-suit properties for use by certain U.S. Government agencies. As U.S. Government agencies expand, they often require additional space tailored specifically to their needs, which may not be available in the agency’s target market and therefore require new construction. The GSA typically solicits proposals from private companies to develop and lease such properties to the agency, rather than developing and owning the property itself. We expect to bid for those property development opportunities published by the GSA that suit our investment criteria. Prior to development of any such properties that we are awarded the contract to build, we would expect to enter into a long-term lease with the GSA that would take effect upon delivery of the building, thus eliminating speculative development risk. We believe that our senior management team’s track record of developing build-to-suit properties for U.S. Government agencies and our disciplined and thorough underwriting process will enable us to effectively compete for federal build-to-suit development contracts that meet our criteria.

•

Renew Existing Leases at Positive Spreads. We intend to renew leases at our GSA-leased properties at positive spreads upon expiration. Upon lease renewal, GSA rental rates are typically reset based on a number of factors, including inflation, the replacement cost of the building at the time of renewal and enhancements to the property since the date of the prior lease. During the term of a GSA lease, we work in close partnership with the GSA to implement improvements at our properties to enhance the U.S. Government tenant agency’s ability to perform its stated mission, thereby increasing the importance of the building to the tenant agency and the probability of an increase in rent upon lease renewal. Between 2006 and 2014, the average rental increase for all GSA leases upon renewal was 21% for leases with initial terms of ten to 15 years and 27% for leases with initial terms of 15 years or more. The average initial term of our GSA leases is 16.6 years, and GSA leases expiring on or before December 31, 2018 represented approximately 23% of our total annualized lease income as of June 30, 2014.

•

Reduce Property-Level Operating Expenses. We intend to manage our properties to increase our income by continuing to reduce property-level operating costs. We manage our properties in a cost efficient manner so as to eliminate any excess spending and streamline our operating costs. When we acquire a property, we review all property-level operating expenditures to determine whether and how the property can be managed more efficiently. We have historically been able to materially reduce operating costs on certain of our acquired properties, for example, by reducing electricity costs through lighting retrofits, engaging energy consultants to enter into price lock contracts and using economies of scale to lower insurance premiums without reducing coverage.

Our Initial Portfolio Summary

Upon completion of the formation transactions, we will wholly own 30 properties, including 26 properties with approximately 1.8 million rentable square feet that are leased primarily to U.S. Government tenants and four properties with approximately 341,000 rentable square feet that are entirely leased to private tenants. As of June 30, 2014, our properties were 100% leased with a weighted average annualized lease income per leased square foot of $31.32 and a weighted average age of approximately ten years.

Information about the properties in our initial portfolio as of June 30, 2014 is set forth in the table below:

Property Name	Location	Tenant Lease Expiration Year	Rentable Square Feet	Annualized Lease Income	Percentage of Total Annualized Lease Income	Annualized Lease Income per Leased Square Foot
U.S. Government Leased Properties
IRS - Fresno	Fresno, CA	2018	180,481	$7,361,035	10.8%	$40.79
PTO - Arlington	Arlington, VA	2019 / 2020(1)	189,871	6,349,953	9.3%	33.44
FBI - San Antonio	San Antonio, TX	2021	148,584	4,927,116	7.3%	33.16
FBI - Omaha	Omaha, NE	2024	112,196	4,642,087	6.8%	41.37
ICE - Charleston(2)	North Charleston, SC	2014 / 2027(3)	86,733	3,449,752	5.1%	39.77
DOT - Lakewood	Lakewood, CO	2024	122,225	3,396,234	5.0%	27.79
DEA - Vista	Vista, CA	2020	54,119	2,740,978	4.0%	50.65
USFS II - Albuquerque	Albuquerque, NM	2026(4)	98,720	2,615,621	3.8%	26.50
AOC - El Centro	El Centro, CA	2019	46,813	2,590,426	3.8%	55.34
AOC - Del Rio	Del Rio, TX	2024	89,880	2,557,198	3.8%	28.45
USFS I - Albuquerque	Albuquerque, NM	2021(5)	92,455	2,489,906	3.7%	26.93
MEPCOM - Jacksonville	Jacksonville, FL	2025	30,000	2,327,129	3.4%	77.57
FBI - Little Rock	Little Rock, AR	2021	101,977	2,135,890	3.1%	20.94
CBP - Savannah	Savannah, GA	2033	35,000	2,097,860	3.1%	59.94
DEA - Santa Ana	Santa Ana, CA	2024	39,905	1,983,428	2.9%	49.70
DEA - Dallas	Dallas, TX	2021	71,827	1,820,270	2.7%	25.34
CBP - Chula Vista	Chula Vista, CA	2018	59,397	1,782,422	2.6%	30.01
DEA - North Highlands	Sacramento, CA	2017	37,975	1,709,700	2.5%	45.02
USCG - Martinsburg	Martinsburg, WV	2027	59,547	1,577,876	2.3%	26.50
CBP - Sunburst	Sunburst, MT	2028	33,000	1,559,126	2.3%	47.25
DEA - Riverside	Riverside, CA	2017	34,354	1,245,923	1.8%	36.27
DEA - Otay	San Diego, CA	2017	32,560	1,195,466	1.8%	36.72
DEA - Albany	Albany, NY	2014(6)	31,976	1,127,092	1.7%	35.25
SSA - Mission Viejo	Mission Viejo, CA	2020	11,590	567,830	0.8%	48.99
SSA - San Diego	San Diego, CA	2015	11,743	440,986	0.6%	37.55
DEA - San Diego	San Diego, CA	2016	16,100	364,056	0.5%	22.61

Subtotal			1,829,028	$65,055,360	95.7%	$35.57

Privately Leased
2650 SW 145th Avenue - Parbel of Florida	Miramar, FL	2022(7)	81,721	1,392,274	2.0%	17.04
845 Pilot Road - Unisource Worldwide, Inc.	Las Vegas, NV	2022(8)	83,125	607,392	0.9%	7.31
5998 Osceola Court - United Technologies	Midland, GA	2023(9)	105,641	498,208	0.7%	4.72
501 East Hunter Street - Lummus Corporation	Lubbock, TX	2028(10)	70,078	399,168	0.6%	5.70

Subtotal			340,565	$2,897,041	4.3%	$8.51

Total / Weighted Average			2,169,593	$67,952,401	100.0%	$31.32

(1)	168,468 rentable square feet leased to the PTO will expire on March 31, 2019 and 21,403 rentable square feet leased to the PTO will expire on January 7, 2020.
(2)	This property is only partially leased to the U.S. Government. LifePoint, Inc. occupies 21,609 rentable square feet.
(3)	21,609 rentable square feet leased to LifePoint expired on September 30, 2014 and has been renewed through September 30, 2019 pursuant to a five-year renewal option, and 65,124 rentable square feet leased to ICE expires on January 31, 2027.
(4)	Lease contains one five-year renewal option.
(5)	Lease contains one five-year renewal option.
(6)	We have entered into a six-month extension and have a nonbinding agreement of terms with the tenant for the renewal of this lease, which expired on July 31, 2014, for a new lease with a term through January 31, 2025.
(7)	Lease contains three five-year renewal options.
(8)	Lease contains two five-year renewal options.
(9)	Lease contains three five-year renewal options.
(10)	Lease contains two five-year renewal options.

Our initial assets are located across the United States, including the following regions, as defined by the GSA: Pacific Rim (12 properties), Greater Southwest (seven properties), Southeast Sunbelt (five properties), Rocky Mountain (two properties), Northeast & Caribbean (one property), Mid-Atlantic (one property), The Heartland (one property) and National Capital (one property). The four properties entirely leased to private tenants are located in the Southeast Sunbelt (two properties), Greater Southwest and Pacific Rim regions. The following table sets forth the geographic diversification of the properties in our initial portfolio by GSA-defined region as of June 30, 2014:

Annualized Lease Income by Market

Our initial portfolio has a stable tenant base that is diversified among U.S. Government agencies. Our U.S. Government tenant agencies include a number of the U.S. Government’s largest and most essential agencies, such as the DEA, FBI and CBP. Our private tenants are Parbel of Florida, a subsidiary of L’Oreal SA, Unisource Worldwide, Inc., United Technologies, LifePoint, Inc. and Lummus Corporation. As of June 30, 2014, our properties were 100% occupied by 17 tenants. The following table provides information about the tenants that currently occupy our properties as of June 30, 2014:

Tenant	Number of Properties	Number of Leases	Weighted Average Remaining Lease Term(1)	Leased Square Feet	Percentage of Leased Square Feet	Annualized Lease Income	Percentage of Total Annualized Lease Income
U.S. Government
Drug Enforcement Administration	8	8	5.0	318,816	14.7%	$12,186,913	17.9%
Federal Bureau of Investigation	3	3	8.1	362,757	16.7%	11,705,094	17.2%
Internal Revenue Service	1	1	4.4	180,481	8.3%	7,361,035	10.8%
Patent and Trademark Office	1	2	4.8	189,871	8.8%	6,349,953	9.3%
Customs and Border Protection	3	3	10.7	127,397	5.9%	5,439,408	8.0%
Administrative Office of the Courts	2	2	8.1	136,693	6.3%	5,147,624	7.6%
U.S. Forest Service	2	2	9.6	191,175	8.8%	5,105,526	7.5%
Department of Transportation	1	1	10.0	122,225	5.6%	3,396,234	5.0%
Immigration and Customs Enforcement	1	1	12.6	65,124	3.0%	2,986,984	4.4%
Military Entrance Processing Command	1	1	11.3	30,000	1.4%	2,327,129	3.4%
U.S. Coast Guard	1	1	13.5	59,547	2.7%	1,577,876	2.3%
Social Security Administration	2	2	3.9	23,333	1.1%	1,008,816	1.5%

Subtotal	26	27	7.6	1,807,419	83.3%	$64,592,592	95.1%

Tenant	Number of Properties	Number of Leases	Weighted Average Remaining Lease Term(1)	Leased Square Feet	Percentage of Leased Square Feet	Annualized Lease Income	Percentage of Total Annualized Lease Income
Private Tenants
Parbel of Florida	1	1	8.4	81,721	3.8%	$1,392,274	2.0%
Unisource Worldwide, Inc.	1	1	7.9	83,125	3.8%	607,392	0.9%
United Technologies	1	1	9.5	105,641	4.9%	498,208	0.7%
LifePoint, Inc.	0	1	0.3	21,609	1.0%	462,768	0.7%
Lummus Corporation	1	1	14.1	70,078	3.2%	399,168	0.6%

Subtotal	4	5	9.2	362,174	16.7%	$3,359,809	4.9%

Total / Weighted Average	30	32	7.9	2,169,593	100.0%	$67,952,401	100.0%

(1)	Weighted based on square feet.

As of June 30, 2014, less than ten percent of our leases, based on square footage and total annualized lease income, were scheduled to expire before 2018. Certain of our leases are currently in the “soft-term” period of the lease, meaning that the U.S. Government tenant agency has the right to terminate the lease prior to its stated lease end date. In recent years the GSA has increasingly entered into leases with “soft term” periods. We believe that, from the GSA’s perspective, leases with such provisions are helpful for budgetary purposes. While some of our leases are contractually subject to early termination, we do not believe that our tenant agencies are likely to terminate these leases early given the build-to-suit features at the properties subject to the leases, the average age of these properties (approximately 12 years), the mission-critical focus of the properties subject to the leases and the current level of operations at such properties. The following table sets forth a schedule of lease expirations for leases in place as of June 30, 2014. The information set forth in the table assumes that tenants do not exercise renewal options or early termination rights as of June 30, 2014.

Year of Lease Expiration(1)	Number of Leases Expiring	Square Footage of Leases Expiring	Percent of Portfolio Square Footage of Leases Expiring	Annualized Lease Income	Percentage of Total Annualized Lease Income	Annualized Lease Income per Leased Square Foot
Available	0	N/A	N/A	N/A	N/A	N/A
Signed leases not commenced	0	N/A	N/A	N/A	N/A	N/A
2014(2)(3)	2	53,585	2.5%	$1,589,860	2.3%	$29.67
2015	1	11,743	0.5%	440,986	0.6%	37.55
2016	1	16,100	0.7%	364,056	0.5%	22.61
2017	3	104,889	4.8%	4,151,089	6.1%	39.58
2018	2	239,878	11.1%	9,143,457	13.5%	38.12
2019	2	215,281	9.9%	8,193,563	12.1%	38.06
2020	3	87,112	4.0%	4,055,625	6.0%	46.56
2021	4	414,843	19.1%	11,373,182	16.7%	27.42
2022	2	164,846	7.6%	1,999,665	2.9%	12.13
2023	1	105,641	4.9%	498,208	0.7%	4.72
2024	4	364,206	16.8%	12,578,947	18.5%	34.54
Thereafter	7	391,469	18.0%	13,563,764	20.0%	34.65

Total / Weighted Average	32	2,169,593	100.0%	$67,952,401	100.0%	$31.32

(1)	The year of lease expirations is pursuant to current contract terms. Some tenants have the right to vacate their space during a specified period, or “soft-term,” before the stated terms of their leases expire. As of the date of this prospectus, tenants occupying approximately 19.7% of our rentable square feet and contributing approximately 22.9% of our annualized lease income have currently exercisable rights to terminate their leases before the stated term of their lease expires. In the remainder of 2014, 2015, 2016 and 2017, early termination rights become exercisable by other tenants who currently occupy an additional approximately 2.2%, 0.0%, 0.0% and 4.3% of our rentable square feet, respectively, and contribute an additional approximately 3.8%, 0.0%, 0.0% and 2.9% of our annualized lease income, respectively.

(2)	21,609 rentable square feet leased to LifePoint, Inc. expired on September 30, 2014 and has been renewed through September 30, 2019 pursuant to a five-year renewal option.
(3)	We have entered into a six-month extension and have a nonbinding agreement of terms with the tenant for the renewal of one lease that expired on July 31, 2014, which comprises 31,976 of our rentable square feet and 1.7% of our total lease income for a new lease with a term through January 31, 2025.

Acquisition and Development Pipeline

We maintain an active pipeline of potential acquisition opportunities, which we have targeted using our proprietary database of GSA-leased assets, compiling data on such assets, including information pertaining to leases and operating costs. We believe that our senior management team’s extensive network of longstanding relationships with commercial real estate participants will continue to provide us with an information advantage and access to attractive acquisition opportunities, many of which may not be available to our competitors. We are also currently evaluating several potential development projects.

We cannot assure you that we will acquire or develop any of the properties in our acquisition or development pipeline because the acquisition or development of any property in our pipeline may be subject to a number of factors, including the negotiation and execution of definitive purchase and sale agreements, our completion of satisfactory due diligence with respect to the property and satisfaction of customary closing conditions, including the receipt of third-party consents and approvals.

Industry and Market Information

We focus primarily on the acquisition, development and management of Class A commercial properties that are leased to U.S. Government agencies that serve essential functions. The GSA acts as the real estate agent for a wide range of U.S. Government entities, including the Drug Enforcement Administration, Federal Bureau of Investigation, Immigration and Customs Enforcement, Internal Revenue Service, Administrative Office of the Courts, Department of Justice, Department of Homeland Security, Department of the Treasury, Department of State and Central Intelligence Agency.

The GSA is divided into two principal divisions, the Federal Acquisition Service, or FAS, and the Public Buildings Service, or PBS. The FAS provides comprehensive solutions for products and services across the U.S. Government. The PBS acquires and manages thousands of federal properties and provides management, leasing, acquisition and disposal services to suit the U.S. Government’s real estate needs. The PBS provides more than 370 million square feet of workspace for more than 1.1 million federal workers in approximately 9,000 properties nationwide. Within the PBS portfolio, properties are either under the full custody and control of the GSA (i.e., U.S. Government-owned) or leased from the private sector and include assets such as office buildings, courthouses, land ports of entry, warehouses, laboratories and parking structures.

GSA Leasing Dynamics

Over the 45-year period from 1968 to 2013, the GSA’s total portfolio of leased space grew at an average annual rate of 3.2%. Since federal fiscal year 1998, the GSA’s leased inventory has experienced substantially faster growth than the GSA-owned inventory, growing by 33.4% in the aggregate as compared to 1.6% in the aggregate for GSA-owned inventory over the same 15-year period. The GSA’s leased inventory now comprises over 50% of the GSA’s total inventory in terms of rentable square feet. The overall growth of the GSA’s leased inventory can be seen in the chart below:

GSA Portfolio

A leasing model allows the GSA the flexibility to accommodate each federal agency’s needs by accounting for both the scope and urgency of its respective space requirements. Although the GSA typically utilizes a uniform lease agreement, the build-out and building security requirements for each tenant vary according to that agency’s specific mission and hierarchy of the property within the agency. In many cases, existing U.S. Government-owned properties cannot accommodate tenant needs, and the upfront cost and complexity of constructing a new U.S. Government-owned building can be prohibitive. The average age of the U.S. Government-owned properties is 47 years. As a result, the GSA’s reliance on privately owned office space has escalated. We believe this is due in part to the fact that the full cost of each construction project must be recognized in a single fiscal year budget, whereas a newly leased building only requires recognition of annual payments in the applicable agency’s annual budget. Thus, given recent federal budget constraints, we believe it is likely that the U.S. Government will continue to grow its leased portfolio of assets, strengthening its reliance on leasing over ownership.

Attributes of the GSA-Leased Asset Class

The GSA-leased asset class possesses several positive attributes:

– U.S. Government Tenant Credit: Leases are backed by the full faith and credit of the U.S. Government, and the GSA has never experienced a financial default. Even during the U.S. Government “shutdown” of 2013, the GSA continued to pay its rent to private landlords through the Federal Buildings Fund that is not subject to direct appropriations. As such, we believe that there is limited risk of tenant default.

– Limited Renewal Risk: The historical renewal rate for GSA-leased properties has been approximately 82% and properties within our target market, in excess of 50,000 rentable square feet, have a historical renewal rate of approximately 95%. Our strategy seeks to increase the likelihood of renewal by acquiring or constructing projects based on the following:

•	Having specialized knowledge and insight into the mission and hierarchy of a tenant agency or property prior to purchasing the asset.

•

Focusing on the market segment that is most likely to renew: major federal buildings of Class A construction that are less than 20 years old, are at least 85% leased to a single U.S. Government tenant, including through the GSA, are in excess of 40,000 square feet with expansion potential, include build-to-suit features and are focused on environmental sustainability.

– Long-Term Lease Structures: A typical initial GSA lease has a term of ten to 20 years, limiting operational risk. A renewal lease typically has a term of five to ten years.

– Strong Rent Growth Upon Renewal: When a GSA lease expires, the new base rent is typically reset based on a number of factors, including inflation, the replacement cost of the building at the time of renewal, which we generally expect will increase over the life of the lease, and enhancements to the property since the date of the prior lease. Between 2006 and 2014, the average rental increase for all GSA leases upon renewal was 21% for leases with terms of ten to 15 years and 27% for leases with terms of 15 years or more.

– Low Market Correlation: We believe that the GSA-leased real estate asset class is less correlated to macro cycles than traditional commercial real estate. The U.S. Government remains the largest employer in the world, the largest office tenant in the United States and the primary catalyst of the U.S. economy. Finally, given our expectation for continuing budgetary constraints, the U.S. Government’s increased reliance on leasing over ownership is expected to continue.

– Fragmented Market: The largest owner of GSA-leased assets owns approximately 3.1% of the GSA-leased market by RSF as of August 2014. The ten largest owners of GSA-leased assets collectively own approximately 14.3% of the GSA-leased market by RSF as of August 2014. Additionally, there is no national broker or clearinghouse for GSA-leased properties. We believe that all of these factors work in concert to create a fragmented market that requires acquirers and developers to have specialized knowledge and expertise to navigate the landscape.

All of these market dynamics combine to yield a strong climate for investment opportunities and to drive stable cash flows within the GSA-leased property market.

Summary Risk Factors

An investment in Class A common stock involves various risks, and prospective investors are urged to carefully consider the matters discussed under “Risk Factors” prior to making an investment in Class A common stock. The following is a list of some of these risks.

•

We depend on the U.S. Government and its agencies for substantially all of our revenues and any failure by the U.S. Government and its agencies to perform their obligations under their leases or renew their leases upon expiration could have a material adverse effect on our business, financial condition and results of operations.

•	Some of our leases with U.S. Government tenant agencies permit the tenant agency to vacate the property and discontinue paying rent prior to their lease expiration date.

•	We may be unable to renew leases or lease vacating space on favorable terms or at all as leases expire, which could adversely affect our business, financial condition and results of operations.

•	We are exposed to risks associated with property development and renovations, including new developments for anticipated tenant agencies and build-to-suit renovations for existing tenant agencies.

•

We depend on the members of our senior management team and the loss of any of their services, or an inability to attract and retain highly qualified personnel, could have a material adverse effect on our business, financial condition and results of operations.

•

Unfavorable market and economic conditions in the United States and globally could adversely affect occupancy levels, rental rates, rent collections, operating expenses and the overall market value of our assets and have a material adverse effect on our business, financial condition and results of operations.

•

Our properties are leased to a limited number of U.S. Government tenant agencies, and a change to any of these agencies’ missions could have a material adverse effect on our business, financial condition and results of operations.

•

Capital and credit market conditions may adversely affect our access to various sources of capital or financing and/or the cost of capital, which could impact our business activities, dividends, earnings and Class A common stock price, among other things.

•

We may be unable to identify and successfully complete acquisitions and, even if acquisitions are identified and completed, we may fail to successfully operate acquired properties, which could adversely affect us and impede our growth.

•	Because our principal tenants are agencies of the U.S. Government, our properties have a higher risk of terrorist attack than similar properties leased to non-governmental tenants.

•	Competition could limit our ability to acquire attractive investment opportunities and to attract and retain tenants, which may adversely affect us, including our profitability and impede our growth.

•

We may be subject to unknown or contingent liabilities related to properties or businesses that we acquire, including as part of the formation transactions, for which we may have limited recourse against the sellers.

•

Upon completion of this offering and the formation transactions, Michael P. Ibe, a director nominee and our Executive Vice President—Development and Acquisitions, will own an approximate     % beneficial interest in our company on a fully diluted basis and the Easterly Funds and the owner of Easterly Partners, LLC, which are all controlled by Darrell W. Crate, our Executive Chairman, will own an approximate     % beneficial interest in our company on a fully diluted basis and each will have the ability to exercise significant influence on our company.

•	We may not have sufficient cash flow to meet the required payments of principal and interest on our debt or to pay distributions on our shares at expected levels.

•

High mortgage rates and/or unavailability of mortgage debt may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our net income and the amount of cash distributions we can make.

•	We may owe certain taxes notwithstanding our qualification as a REIT.

•	REIT distribution requirements could adversely affect our liquidity and ability to execute our business plan.

Pro Forma Indebtedness

We expect to have approximately $         million of consolidated indebtedness outstanding upon completion of this offering and the formation transactions. In addition, our indebtedness will have staggered maturities with a weighted average debt maturity of approximately              years, a weighted average interest rate of     % per annum and consist of approximately     % of fixed rate debt. In the future, overall leverage will depend on how we choose to finance our portfolio, including future acquisitions, and the cost of leverage. Neither our charter nor our investment policies restrict the amount of leverage that we may incur.

In connection with the completion of this offering and the formation transactions, we intend to enter into a $             million senior unsecured credit facility with affiliates of certain of the underwriters consisting of a $             million term loan and a $             million revolving line of credit. Upon completion of this offering, we expect to have $         million borrowed under the senior unsecured credit facility that will be used to repay outstanding mortgage indebtedness upon the completion of this offering. This credit facility will have an accordion feature that will provide us with additional capacity, subject to the satisfaction of customary terms and conditions, of up to $             million, for a total facility size of not more than $             million. We intend to use the senior unsecured credit facility to repay indebtedness, fund acquisition, development and redevelopment opportunities, capital expenditures and the costs of securing new and renewal leases and provide working capital.

Structure and Formation of Our Company

Our Company

We were formed to continue the business of our predecessor. Upon completion of this offering and the formation transactions, we will wholly own 30 properties in the United States, including 26 properties that are leased primarily to U.S. Government tenant agencies and four properties that are entirely leased to private tenants, encompassing approximately 2.2 million square feet, in the aggregate. Our initial portfolio consists of 15 properties contributed by the Easterly Funds and 15 properties contributed by Western Devcon. For more information on our formation transactions, see “Structure and Formation of Our Company—Formation Transactions.”

Our Predecessor

The term “our predecessor” refers to Easterly Partners, LLC and its consolidated subsidiaries, including the Easterly Funds, which hold 100% of the fee interests in the entities that own 15 of the properties, or the property-owning subsidiaries, that will be contributed to us in the formation transactions, as well as the management entities.

Formation Transactions

Each property that will be in our initial portfolio is currently owned by the Easterly Funds or by Western Devcon. Each of the Easterly Funds and the owner of the management entities, which is in turn owned by Darrell W. Crate, our Executive Chairman, have entered into a contribution agreement with us and our operating partnership pursuant to which they will contribute their interests in their property-owning subsidiaries to our operating partnership in exchange for shares of Class A common stock,              common units of our operating partnership and              shares of Class B common stock. Western Devcon has entered into a contribution agreement with us and our operating partnership pursuant to which it will contribute its interest in 15 properties to our operating partnership in exchange for              common units of our operating partnership and              shares of Class B common stock.

Our Organizational and Ownership Structure

The following diagram depicts our expected ownership structure upon completion of the formation transactions and this offering.

(1)	Includes shares of Class A common stock, Class B common stock and common units to be issued to our executive officers, directors and their affiliates in the formation transactions and grants made pursuant to our 2014 Equity Incentive Plan in connection with this offering.
(2)	Darrell W. Crate, our Executive Chairman, will enter into a stockholders’ agreement with us pursuant to which he will agree to vote any shares of Class B common stock beneficially owned by Mr. Crate, excluding shares of Class B common stock owned beneficially through the Easterly Funds, in excess of % of the aggregate outstanding Class A common stock and Class B common stock in the same proportion as the holders of Class A common stock vote on any matter submitted to a vote of stockholders for a period of years following completion of this offering. Michael P. Ibe, our Executive Vice President—Development and Acquisitions and a director nominee, will also enter into the stockholders’ agreement with us under which he and his affiliates will agree to vote any shares of Class B common stock beneficially owned by Mr. Ibe in excess of % of the aggregate outstanding Class A common stock and Class B common stock in the same proportion as the holders of Class A common stock vote on any matter submitted to a vote of stockholders for a period of years following completion of this offering.
(3)	In this prospectus, we refer to the Easterly Funds and the owner of the management entities as our continuing investors. Until the first anniversary of the completion of this offering, the Easterly Funds will directly hold shares of our Class A common stock, common units in our operating partnership and shares of our Class B common stock received in exchange for the property-owning entities contributed as part of our formation transactions. On or about the one-year anniversary of the completion of this offering, we expect that the Easterly Funds will liquidate and certain of our executive officers, directors and their affiliates will become the beneficial owners of a portion of the shares of Class A common stock, shares of Class B common stock and common units in our operating partnership formerly held by each of the Easterly Funds based on the distribution of these shares and common units in accordance with the terms of the respective Easterly Funds’ partnership agreements.
(4)	Each of the Easterly Funds will also be a party to the stockholders’ agreement under which each of them will agree to vote any shares of Class B common stock beneficially owned by the particular Easterly Fund in excess of % of the aggregate outstanding Class A common stock and Class B common stock in the same proportion as the holders of Class A common stock vote on any matter submitted to a vote of stockholders for a period of years following the completion of this offering.
(5)	Excludes shares of Class A common stock, Class B common stock and common units to be issued to our executive officers, directors and their affiliates in the formation transactions and grants made pursuant to our 2014 Equity Incentive Plan in connection with this offering.

Benefits to Related Parties

In connection with the formation transactions and this offering, Western Devcon, certain of our executive officers, directors, director nominees and continuing investors will receive material financial and other benefits, including those set forth below.

•

In exchange for the contribution by Western Devcon of its interests in the properties being contributed as part of the formation transactions, Western Devcon will receive     common units in our operating partnership and     shares of Class B common stock. As a result, Western Devcon will own approximately     % of our outstanding common stock on a fully diluted basis, or     % on a fully diluted basis if the underwriters’ over-allotment option is exercised in full.

•

The Easterly Funds and the owner of the management entities, which is in turn owned by Darrell W. Crate, our Executive Chairman, will receive as consideration for the contribution of the property-owning subsidiaries and the management entities, an aggregate of             shares of Class A common stock,             common units in our operating partnership and             shares of Class B common stock. As a result, the Easterly Funds and the owner of the management entities will own approximately     % of our outstanding common stock on a fully diluted basis, or     % on a fully diluted basis if the underwriters’ over-allotment option is exercised in full.

•

We will enter into a tax protection agreement with Michael P. Ibe, a director nominee and our Executive Vice President—Development and Acquisitions, under which we will agree to indemnify Mr. Ibe for any taxes incurred as a result of a taxable sale of certain of our properties for a period of     years after the closing.

•

We will enter into a registration rights agreement pursuant to which Western Devcon and certain of our continuing investors will have the right to cause us to register with the Securities and Exchange Commission, or the SEC, the resale of the shares of Class A common stock that they receive in the formation transactions or the resale or primary issuance of the shares of Class A common stock that they may receive in exchange for the common units and shares of Class B common stock that they receive in the formation transactions and facilitate the offering and sale of such shares.

•	We currently anticipate that we will enter into an employment agreement with certain of our executive officers that will take effect upon completion of this offering.

•

We will enter into indemnification agreements with each of our executive officers, directors and director nominees, whereby we will agree to indemnify our executive officers, directors and director nominees against all expenses and liabilities and pay or reimburse their reasonable expenses in advance of final disposition of a proceeding to the fullest extent permitted by Maryland law if they are made or threatened to be made a party to the proceeding by reason of their service to our company, subject to limited exceptions.

•

We will issue an aggregate of     shares of restricted Class A common stock and LTIP units to our executive officers, directors, director nominees and other employees pursuant to the 2014 Equity Incentive Plan.

•

In connection with the formation transactions, we will grant waivers from the ownership limit contained in our charter to Michael P. Ibe and our continuing investors to own up to     shares of our outstanding common stock in the aggregate, which will be transferable subject to the transferee making certain representations and covenants to us relating to the preservation of our REIT status.

Our Tax Status

We intend to elect to be treated and to qualify as a REIT for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2014. We believe we have been organized, have operated and will continue to be organized and operate in a manner that permits us to satisfy the requirements for taxation as a REIT under the applicable provisions of the Internal Revenue Code of 1986, as amended, or the Code. To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our taxable income to our stockholders, computed without regard to the dividends paid deduction and excluding our net capital gain, plus 90% of our net income after tax from foreclosure property (if any), minus the sum of various items of excess non-cash income.

In any year in which we qualify as a REIT, we generally will not be subject to U.S. federal income tax on that portion of our taxable income or capital gain that is distributed to stockholders. If we lose our REIT status, and the statutory relief provisions of the Code do not apply, we will be subject to entity-level income tax, including any applicable alternative minimum tax, on our taxable income at regular U.S. corporate tax rates. Even if we qualify as a REIT, we will be subject to certain U.S. federal, state and local taxes on our income and property and on taxable income that we do not distribute to our stockholders. See “U.S. Federal Income Tax Considerations.”

Distribution Policy

We intend to pay regular quarterly distributions to holders of Class A common stock. We intend to pay a pro rata initial distribution with respect to the period commencing on the completion of this offering and ending on the last day of the then current fiscal quarter, based on $     per share for a full quarter. On an annualized basis, this would be $     per share, or an annual distribution rate of approximately     % based on an assumed initial public offering price at the midpoint of the price range set forth on the front cover of this prospectus. We intend to maintain a distribution rate for the 12 months following completion of this offering that is at or above our initial distribution rate unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. We do not intend to reduce the expected distributions per share if the underwriters exercise their over-allotment option to purchase additional shares of Class A common stock. Any future distributions we make will be at the discretion of our board of directors and will be dependent upon a number of factors, including prohibitions or restrictions under financing agreements or applicable law and other factors described herein. We anticipate distributing all of our taxable income.

Restrictions on Ownership of Our Common Stock

Due to limitations on the concentration of ownership of REIT stock imposed by the Code, our charter prohibits any person or entity from actually or constructively owning shares in excess of     % (in value or in number of shares, whichever is more restrictive) of the outstanding shares of any class of stock or series of stock, or     % in value of the aggregate of the outstanding shares of all classes and series of our stock. In connection with the formation transactions, we will grant waivers from the ownership limit contained in our charter to Michael P. Ibe and our continuing investors to own up to     shares of our outstanding common stock in the aggregate.

Restrictions on Transfer and Certain Indemnity Obligations for Holders of Common Stock and Units

We, our executive officers, directors and director nominees, Western Devcon and the continuing investors that are receiving shares of our common stock or common units in the formation transactions have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, including common units, for 180 days after the date of this prospectus without first obtaining the written consent of                                 , subject to certain exceptions. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Conflicts of Interest

Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its other partners under Delaware law and the partnership agreement in connection with the management of our operating partnership. Our fiduciary duties and obligations, as the general partner of our operating partnership, may come into conflict with the duties of our directors and officers to our company and our stockholders. In particular, the consummation of certain business combinations, the sale of any properties or a reduction of indebtedness could have adverse tax consequences to holders of common units, which would make those transactions less desirable to them.

We intend to adopt policies that are designed to reduce certain potential conflicts of interests. See “Policies with Respect to Certain Activities—Conflict of Interest Policies.”

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have not yet made a decision as to whether we will take advantage of any or all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our Class A common stock less attractive as a result. The result may be a less active trading market for our Class A common stock and our stock price may be more volatile.

In addition, the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have chosen to “opt out” of this extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for all public companies that are not emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1.0 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Corporate Information

Our principal executive offices are located at 2101 L Street NW, Suite 750, Washington, D.C. 20037. Our telephone number is (202) 595-9500. We maintain a website at                                 . Information contained on, or accessible through our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.

This Offering

Class A common stock offered by us	shares

Class A common stock to be outstanding after this offering	shares(1)

Common units to be outstanding after this offering	common units(2)

Class B common stock to be outstanding after this offering	shares

Use of Proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $ million ($ million if the underwriters exercise their option to purchase up to an additional shares of Class A common stock in full to cover over-allotments). We will contribute the net proceeds from this offering to our operating partnership in exchange for common units. We expect our operating partnership to use a portion of the net proceeds received from us to repay approximately $ million in outstanding indebtedness and any applicable repayment costs, defeasance costs, settlement of interest rate swap liabilities and other costs and fees associated with such repayments. We expect to use any remaining net proceeds for general corporate purposes, including capital expenditures and potential future acquisition, development and redevelopment opportunities. See “Use of Proceeds.”

Risk Factors	Investing in our Class A common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 25 and other information included in this prospectus before investing in our common stock.

Proposed NYSE Symbol	“DEA”

(1)	Includes (a) shares of Class A common stock to be issued in this offering, (b) shares of Class A common stock to be issued in connection with the formation transactions, (c) shares of restricted Class A common stock to be granted to our executive officers and employees concurrently with the completion of this offering and (d) shares of restricted Class A common stock to be granted to our non-employee directors concurrently with the completion of this offering. Excludes (i) shares of Class A common stock issuable upon the exercise in full of the underwriters’ option to cover over-allotments, (ii) shares of Class A common stock available for future issuance under our 2014 Equity Incentive Plan and (iii) shares of Class A common stock that may be issued, at our option, upon exchange of common units to be issued in the formation transactions and common units that, subject to the satisfaction of certain conditions, are issuable upon conversion of LTIP units to be granted to our executive officers, non-employee directors and employees concurrently with the completion of this offering.
(2)	Includes common units expected to be issued in the formation transactions and LTIP units to be granted to our executive officers, non-employee directors and employees concurrently with the completion of this offering.

Summary Consolidated Historical and Pro Forma Financial Data

The following table sets forth summary historical consolidated financial data and other operating data of our predecessor and our summary condensed consolidated pro forma financial information as of the dates and for the periods presented. We have not presented historical information for Easterly Government Properties, Inc. because it has not had any operating activity since its formation on October 9, 2014, other than the issuance of 1,000 shares of its common stock as part of its initial capitalization and activity in connection with our formation transactions and this offering, and because we believe that a presentation of the results of Easterly Government Properties, Inc. would not be meaningful.

The term “our predecessor” refers to Easterly Partners, LLC and its consolidated subsidiaries, including the Easterly Funds and the management entities.

The summary historical consolidated financial information as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 presented below has been derived from our predecessor’s unaudited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial information as of December 31, 2013 and 2012 and for the years ended December 31, 2013 and 2012 presented below has been derived from our predecessor’s audited consolidated financial statements included elsewhere in this prospectus.

The Easterly Funds use investment company accounting and, accordingly, account for their investments based on fair value. For further information, see Note 1 in the “Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements” appearing elsewhere in this prospectus. Going forward we will account for the properties owned by the Easterly Funds using historical cost accounting instead of investment company accounting. Moving from investment company accounting to historical cost accounting will result in significant changes in the presentation of our consolidated financial statements following the formation transactions. Our future financial condition and results of operations will differ significantly from, and will not be comparable with, the historical financial position and results of operations of our predecessor.

Our unaudited pro forma condensed consolidated balance sheet as of June 30, 2014 gives effect to the formation transactions, the initial public offering, our new senior unsecured credit facility and the use of proceeds therefrom as if these events had occurred on June 30, 2014. The unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2014 and for the year ended December 31, 2013 give effect to the formation transactions, the initial public offering, our new senior unsecured credit facility and the use of proceeds therefrom as if these events had occurred on January 1, 2013.

Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been if the formation transactions, the initial public offering, our new senior unsecured credit facility and the use of proceeds occurred on the date or at the beginning of the period indicated, nor does it purport to represent our future financial position or results of operations. The unaudited pro forma adjustments are based on information and assumptions that we consider reasonable and factually supportable.

Since the information presented below is only a summary and does not provide all of the information contained in the historical consolidated financial statements of our predecessor or our pro forma financial statements, including the related notes, you should read the following in conjunction with the information contained in “—Pro Forma Indebtedness,” “Structure and Formation of Our Company,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and unaudited pro forma condensed consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

	Predecessor Historical
	For the Six Months Ended June 30,		For the Year Ended December 31,
	2014	2013	2013	2012
	(amounts in thousands)
Statement of Operations Data:
Income from real estate investments	$2,742	$1,747	$4,006	$1,785
Other income	—	—	—	202

Total income	2,742	1,747	4,006	1,987
Fund general and administrative	560	838	1,299	518
Corporate general and administrative	1,268	1,868	4,281	2,663

Total expenses	1,828	2,706	5,580	3,181

Net investment gain (loss)	914	(959)	(1,574)	(1,194)

Net unrealized gain on investments	47,220	7,336	27,641	10,841

Net increase in capital resulting from operations	48,134	6,377	26,067	9,647

Capital increases attributable to non-controlling interests	49,489	8,249	30,381	12,290

Capital increases attributable to common members	$(1,355)	$(1,872)	$(4,314)	$(2,643)

Cash Flows Provided By (Used in):
Operating activities	$(27,310)	$(9,409)	$(44,546)	$(32,690)
Financing activities	25,070	10,754	47,189	32,338

Statement of Assets, Liabilities and Capital Data (As of End of Period):
Real estate investments, at fair value	$248,837		$173,099	$102,753
Cash and cash equivalents	1,123		3,363	720
Total assets	250,254		177,902	103,871
Total liabilities	366		1,218	443
Total capital	249,888		176,684	103,428

Company Pro Forma(1)
	For the Six Months Ended June 30, 2014	For the Year Ended December 31, 2013
(amounts in thousands)
Statement of Operations Data:
Revenues
Rental income
Tenant reimbursements
Other income

Total revenues	$	$
Expenses
Property operating
Real estate taxes
Depreciation and amortization
Corporate general and administrative

Total expenses

Company Pro Forma(1)
	For the Six Months Ended June 30, 2014	For the Year Ended December 31, 2013
(amounts in thousands)
Operating income (loss)
Interest expense
Other non-operating income

Net income (loss)
Non-controlling interest in operating partnership

Net income (loss) available to common stockholders	$	$

Pro forma income (loss) per share
Basic and diluted	$	$
Pro forma weighted average common shares outstanding
Basic and diluted

Other Data:
FFO(2)	$	$
FFO, as Adjusted(2)
EBITDA(3)
Adjusted EBITDA(3)

Balance Sheet Data (As of End of Period)(4)(5)
Real estate properties	$	$
Cash and cash equivalents
Total assets
Total debt
Total liabilities
Total stockholders’ equity

(1)	The unaudited pro forma condensed consolidated financial information for the six months ended June 30, 2014 and for the year ended December 31, 2013 gives effect to the formation transactions, the initial public offering, our new senior unsecured credit facility and the use of proceeds therefrom assuming such transactions occurred on January 1, 2013. See the unaudited pro forma condensed consolidated financial statements appearing elsewhere in this prospectus.
(2)	Funds from Operations, or FFO, is a supplemental measure of our performance. We present FFO calculated in accordance with the current National Association of Real Estate Investment Trusts, or NAREIT, definition. In addition, we present FFO, as Adjusted for certain other adjustments that we believe enhance the comparability of our FFO across periods and to the FFO reported by other publicly traded REITs. FFO and FFO, as Adjusted are supplemental performance measures that are commonly used in the real estate industry to assist investors and analysts in comparing results of REITs.

FFO is generally defined by NAREIT as net income (loss), calculated in accordance with GAAP, excluding gains or losses from sales of property, and adding back real estate depreciation. We present FFO because we consider it an important supplemental measure of our operating performance, and we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting results.

We adjust FFO to present FFO, as Adjusted as an alternative measure of our operating performance, which, when applicable, excludes the impact of straight-line rent, above-/below-market leases and/or non-cash compensation. In future periods, we may also exclude other items from FFO, as Adjusted that we believe may help investors compare our results.

FFO and FFO, as Adjusted are presented as supplemental financial measures and do not fully represent our operating performance. Other REITs may use different methodologies for calculating FFO and FFO, as Adjusted or use other definitions of FFO and FFO, as Adjusted and, accordingly, our presentation of these measures may not be comparable to those presented by other REITs. Neither FFO nor FFO, as Adjusted is intended to be a measure of cash flow or liquidity. Please refer to our financial statements, prepared in accordance with GAAP for purposes of evaluating our financial condition, results of operations and cash flows.

The following table sets forth a reconciliation of our pro forma net income to FFO and FFO, as Adjusted for the six months ended June 30, 2014 and the year ended December 31, 2013 on a pro forma basis:

Company Pro Forma
	For the Six Months Ended June 30, 2014	For the Year Ended December 31, 2013
(amounts in thousands)
Pro Forma Net income (loss)	$	$
Depreciation and amortization
Loss (gain) on disposition of operating properties

Funds from Operations	$	$
Straight-line rent
Above-/below-market leases
Non-cash compensation

Funds from Operations, as Adjusted	$	$

(3)	EBITDA is calculated as the sum of net income (loss) before interest expense, income taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA as adjusted for (i) acquisition-related costs, (ii) non-cash compensation and (iii) other one-time non-cash charges and items.

Given the nature of our business as a real estate owner and operator, we believe that the use of EBITDA and Adjusted EBITDA in various financial ratios is helpful to investors as a measure of our operational performance because EBITDA and Adjusted EBITDA exclude various items that do not relate to or are not indicative of our operating performance such as gains (losses) from sales of real estate and depreciation and amortization on real estate assets. Accordingly, we believe that the use of EBITDA and Adjusted EBITDA in various ratios provides a meaningful performance measure, but should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of our financial performance and are not alternatives to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity. In addition, our computation of EBITDA and Adjusted EBITDA may differ in certain respects from the methodology utilized by other REITS to calculate EBITDA and Adjusted EBITDA and, therefore, may not be comparable to the measures presented by such other REITS. Investors are cautioned that items excluded from EBITDA and Adjusted EBITDA are significant components in understanding and addressing our financial performance.

The following table presents a reconciliation of net income to pro forma EBITDA and Adjusted EBITDA and Adjusted EBITDA for the six months ended June 30, 2014 and the year ended December 31, 2013 on a pro forma basis:

Company Pro Forma
	For the Six Months Ended June 30, 2014	For the Year Ended December 31, 2013
(amounts in thousands)
Pro forma net income (loss)	$	$
Depreciation and amortization
Interest expense

Net loss attributable to non-controlling interests	$	$
EBITDA
Acquisition costs
Non-cash compensation

Adjusted EBITDA	$	$

(4)	The unaudited pro forma condensed consolidated balance sheet information as of June 30, 2014 gives effect to the formation transactions, the initial public offering, our new senior unsecured credit facility and the use of proceeds therefrom assuming such transactions occurred on June 30, 2014. See the unaudited pro forma condensed consolidated financial statements appearing elsewhere in this prospectus.
(5)	An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price per share, which is the midpoint of the range set forth on the front cover of this prospectus, and after deducting the underwriting discount and commissions and estimated offering expenses, would increase (decrease) our net proceeds from this offering by $ million. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, based on the midpoint of the range set forth on the front cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $ million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the underwriting discount and commissions and estimated offering expenses.

RISK FACTORS

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the following material risks, as well as the other information contained in this prospectus, before making an investment in our company. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such an event, the trading price of Class A common stock could decline and you could lose part or all of your investment.

Risks Related to Real Estate

We depend on the U.S. Government and its agencies for substantially all of our revenues and any failure by the U.S. Government and its agencies to perform their obligations under their leases or renew their leases upon expiration could have a material adverse effect on our business, financial condition and results of operations.

Substantially all of our current rents come from U.S. Government tenant agencies, including rents paid through the GSA. Following the completion of this offering and the formation transactions, our U.S. Government tenant agencies will account for more than 95% of our annualized lease income. We expect that leases to agencies of the U.S. Government will continue to be the primary source of our revenues for the foreseeable future. Due to such concentration, any failure by the U.S. Government to perform its obligations under its leases or a failure to renew its leases upon expiration, could cause interruptions in the receipt of lease revenue or result in vacancies, or both, which would reduce our revenue until the affected properties are leased, and could decrease the ultimate value of the affected property upon sale and have a material adverse effect on our business, financial condition and results of operations.

Some of our leases with U.S. Government tenant agencies permit the tenant agency to vacate the property and discontinue paying rent prior to their lease expiration date.

Some of our leases are currently in the soft-term period of the lease and tenants under such leases have the right to vacate their space during a specified period before the stated terms of their leases expire. As of the date of this prospectus, tenants occupying approximately 19.7% of our rentable square feet and contributing approximately 22.9% of our annualized lease income currently have exercisable rights to terminate their leases before the stated soft-term of their lease expires. In the remainder of 2014, 2015, 2016 and 2017, early termination rights become exercisable by other tenants who currently occupy an additional approximately 2.2%, 0.0%, 0.0% and 4.3% of our rentable square feet, respectively, and contribute an additional approximately 3.8%, 0.0%, 0.0% and 2.9% of our total annualized lease income, respectively. For fiscal policy reasons, security concerns or other reasons, some or all of our U.S. Government tenant agencies under leases within the soft-term period may decide to exercise their termination rights before the stated term of their lease expires. Such events, if they were to occur and we were not able to lease to the vacant space to another tenant in a timely manner or at all, could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to renew leases or lease vacating space on favorable terms or at all as leases expire, which could adversely affect our business, financial condition and results of operations.

As of June 30, 2014 leases representing approximately 23.1% of our total annualized lease income and approximately 19.6% of the square footage of the properties in our initial portfolio will expire by the end of 2018. We may be unable to renew such expiring leases or our properties may not be released at net effective rental rates equal to or above the current average net effective rental rates.

In addition, when we renew leases or lease to new tenants, especially U.S. Government tenant agencies, we may spend substantial amounts for leasing commissions, tenant fit outs or other tenant inducements. As part of our strategy, we may design build-to-suit property improvements designed to enhance the agency’s mission-critical capabilities. Because these properties have been designed or physically modified to meet the needs of a particular tenant agency, if the current lease is terminated or not renewed, we may be required to renovate the property at substantial costs, decrease the rent we intend to charge or provide other concessions in order to lease the property to another tenant, which could adversely affect our business, financial condition and results of operations.

We are exposed to risks associated with property development and renovations, including new developments for anticipated tenant agencies and build-to-suit renovations for existing tenant agencies.

We intend to engage in development and renovation activities with respect to our properties, including build-to-suit renovations for existing U.S. Government tenant agencies and new developments for anticipated tenant agencies and will be subject to certain risks, which could adversely affect us, including our financial condition and results of operations. These risks include:

•	the availability and pricing of financing on favorable terms or at all;

•	development costs may be higher than anticipated;

•	cost overruns and untimely completion of construction (including risks beyond our control, such as weather or labor conditions, or material shortages);

•	the potential that we may expend funds on and devote management time to projects that we do not complete; and

•	the inability to complete construction and leasing of a property on schedule, resulting in increased debt service expense and development and renovation costs.

These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or the completion of development and renovation activities, any of which could have a material adverse effect on our business, financial condition and results of operations.

We depend on the members of our senior management team and the loss of any of their services, or an inability to attract and retain highly qualified personnel, could have a material adverse effect on our business, financial condition and results of operations.

Our senior management team is comprised of four individuals with experience in identifying, acquiring, developing, financing and managing U.S. Government-leased assets and has developed long-term relationships across the commercial real estate industry, including at all levels of the GSA and at numerous government agencies. Each of these individuals brings specialized knowledge and skills in the GSA-leased property sector. The loss of services of one or more of these members of our senior management team, or our inability to attract and retain highly qualified personnel, could have a material adverse effect on our business, financial condition and results of operations and weaken our relationships with lenders, business partners, industry participants, the GSA and U.S. Government agencies.

Unfavorable market and economic conditions in the United States and globally could adversely affect occupancy levels, rental rates, rent collections, operating expenses and the overall market value of our assets and have a material adverse effect on our business, financial condition and results of operations.

Unfavorable market conditions in the geographic markets in which we operate and unfavorable economic conditions in the United States and globally may significantly affect our occupancy levels, rental rates, rent collections, operating expenses, the market value of our assets and our ability to strategically acquire, dispose, recapitalize or refinance our properties on economically favorable terms or at all. Our ability to lease our properties at favorable rates may be adversely affected by increases in supply of office space and is dependent upon overall economic conditions, which are adversely affected by, among other things, job losses and unemployment levels, recession, stock market volatility and uncertainty about the future. Some of our major expenses, including mortgage payments and real estate taxes, generally do not decline when related rents decline. Any declines in our occupancy levels, rental revenues or the values of our buildings would cause us to have less cash available to pay our indebtedness, fund necessary capital expenditures and to make distributions to our stockholders, which could negatively affect our financial condition and the market value of our securities. Our business may be affected by the volatility and illiquidity in the financial and credit markets, a general global economic recession and other market or economic challenges experienced by the real estate industry or the U.S. economy as a whole.

Our business may also be adversely affected by local economic conditions in the areas in which we operate. Factors that may affect our occupancy levels, our rental revenues, our net operating income, or NOI, our funds from operations or the value of our properties include the following, among others:

•	downturns in global, national, regional and local economic conditions;

•	possible reduction of the U.S. Government workforce; and

•

economic conditions that could cause an increase in our operating expenses, such as increases in property taxes (particularly as a result of increased local, state and national government budget deficits and debt and potentially reduced federal aid to state and local governments), utilities, insurance, compensation of on-site associates and routine maintenance.

Our properties are leased to a limited number of U.S. Government tenant agencies, and a change to any of these agencies’ missions could have a material adverse effect on our business, financial condition and results of operations.

As of June 30, 2014, three of our U.S. Government tenant agencies, the DEA, FBI and IRS, accounted for an aggregate of approximately 39.7% of our total rentable square feet and an aggregate of approximately 46.0% of our total annualized lease income. Each U.S. Government agency has its own customs, procedures, culture, needs and mission, which translate into different requirements for its leased space and we work with the tenant agency to design and construct specialized, agency-specific enhancements. A change in the mission of any one of these agencies, a significant reduction in the agency workforce, a relocation of personnel resources or other internal reorganization, could affect our lease renewal opportunities and have a material adverse effect on our business, financial condition and results of operations.

We currently have a concentration of properties located in California and are exposed to changes in market conditions and natural disasters in this state.

Eleven of the 30 properties in our initial portfolio are located in California, accounting for approximately 24% of our total rentable square feet and approximately 32% of our total annualized lease income as of June 30, 2014. As a result of this concentration, a material portion of our portfolio may be exposed to the effects of economic and real estate conditions in California markets, such as the supply of competing properties, general levels of employment and economic activity. In addition, historically, California has been vulnerable to natural disasters and we are therefore susceptible to the risks of natural disasters, such as earthquakes, wildfires, floods and mudslides. To the extent that weak economic or real estate conditions or natural disasters affect California more severely than other areas of the country, our business, financial condition and results of operations could be negatively impacted.

We are subject to risks from natural disasters and climate change.

Natural disasters and severe weather such as earthquakes, tornadoes, hurricanes or floods may result in significant damage to our properties. The extent of our casualty losses and loss in operating income in connection with such events is a function of the severity of the event and the total amount of exposure in the affected area. When we have geographic concentration of exposures, a single catastrophe, such as an earthquake affecting our properties in California, or destructive weather event, such as a tornado affecting our property in Nebraska, may have a significant negative effect on our business, financial condition and results of operations. As a result, our operating and financial results may vary significantly from one period to the next. Our financial results may be adversely affected by our exposure to losses arising from natural disasters or severe weather. We also are exposed to risks associated with inclement winter weather, particularly on the Atlantic coast, a region in which some of our properties are located, including increased need for maintenance and repair of our buildings.

As a result of climate change, we may also experience extreme weather and changes in precipitation and temperature, all of which may result in physical damage or a decrease in demand for our properties located in the areas affected by these conditions. Should the impact of climate change be material in nature, our financial condition or results of operations would be adversely affected. In addition, changes in federal and state legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of our existing properties in order to comply with such regulations.

A U.S. Government tenant agency could institute condemnation proceedings against us and seek to take our property, or a leasehold interest therein, through its power of eminent domain.

A U.S. Government tenant agency could institute condemnation proceedings against us and seek to take our property, or a leasehold interest therein, through its power of eminent domain. The procedures for settling a dispute with a U.S. Government tenant or seeking to evict a U.S. Government tenant in default may be costly, time consuming and may divert the attention of management from the operations of our business as the process requires first appealing to a GSA-assigned officer or through the Civilian Board of Contract Appeals and ultimately before the U.S. Court of Federal Claims. Furthermore, we may not be able to successfully appeal a condemnation proceeding brought by a U.S. Government tenant agency which could have a material adverse effect on our business, financial condition and results of operations.

An increase in the amount of U.S. Government-owned real estate may adversely affect us.

If there is a large increase in the amount of U.S. Government-owned real estate as a consequence of Congress enacting legislation such as the American Recovery and Reinvestment Act of 2009, which included several billion dollars for construction, repair and alteration of U.S. Government-owned buildings, certain U.S. Government tenant agencies may relocate from our properties to U.S. Government-owned real estate at the expiration of their respective leases. Similarly, it may become more difficult for us to renew our leases with U.S. Government tenant agencies when they expire or to locate additional properties that are leased to U.S. Government tenant agencies in order to grow our business. Therefore, an increase in the amount of U.S. Government-owned real estate could have a material adverse effect on our business, financial condition and results of operations.

We may be required to make significant capital expenditures to improve our properties in order to retain and attract tenants, including U.S. Government tenant agencies.

Under our leases, including our leases with U.S. Government tenant agencies, we retain certain obligations with respect to the property, including, among other things, the responsibility for maintenance and repair of the property, the provision of adequate parking, maintenance of common areas, responsibility for capital improvements such as roof replacement and major structural improvements and compliance with other affirmative covenants in the lease. The expenditure of any sums in connection therewith will reduce the cash available for distribution and may require us to fund deficits resulting from operating a property. No assurance can be given that we will have funds available to make such repairs or improvements. If we were to fail to meet these obligations, then the applicable tenant may abate rent or terminate the applicable lease, which may result in a loss of capital invested in, and anticipated profits and, in turn, have a material adverse effect on our business, financial condition and results of operations.

Capital and credit market conditions may adversely affect our access to various sources of capital or financing or the cost of capital, which could impact our business activities, dividends, earnings and Class A common stock price, among other things.

In periods when the capital and credit markets experience significant volatility, the amounts, sources and cost of capital available to us may be adversely affected. Upon completion of this offering and the formation transactions, we expect to have approximately $         million of indebtedness outstanding on a pro forma basis, and we expect to have approximately $         million of available borrowing capacity under the new senior unsecured credit facility that we intend to enter into in connection with this offering. If sufficient sources of external financing are not available to us on cost effective terms, we could be forced to limit our acquisition, development and renovation activities or take other actions to fund our business activities and repayment of debt, such as selling assets, reducing our cash dividend or paying out a smaller percentage of our taxable income. To the extent that we are able or choose to access capital at a higher cost than we have experienced in recent years, as reflected in higher interest rates for debt financing or a lower stock price for equity financing, our earnings per share and cash flow could be adversely affected. In addition, the price of Class A common stock may fluctuate significantly or decline in a high interest rate or volatile economic environment. If economic conditions deteriorate, the ability of lenders to fulfill their obligations under working capital or other credit facilities that we may have in the future may be adversely impacted.

We may be unable to identify and successfully complete acquisitions and, even if acquisitions are identified and completed, we may fail to successfully operate acquired properties.

We may be unable to acquire additional properties and grow our business and any acquisitions we make may prove unsuccessful. Our ability to identify and acquire properties on favorable terms and successfully operate or renovate them may be exposed to significant risks. Agreements for the acquisition of properties are subject to customary conditions to closing, including completion of due diligence investigations and other conditions that are not within our control that may not be satisfied. In this event, we may be unable to complete an acquisition after incurring certain acquisition-related costs. In addition, if mortgage debt is unavailable at reasonable rates, we may be unable to finance the acquisition on favorable terms in the time period we desire, or at all. We may spend more than budgeted to make necessary improvements or renovations to acquired properties and may not be able to obtain adequate insurance coverage for new properties. Further, acquired properties may be located in markets where we may face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures. We may also be unable to integrate new acquisitions into our existing operations quickly and efficiently, and as a result, our results of operations and financial condition could be adversely affected. Any delay or failure on our part to identify, negotiate, finance and consummate such acquisitions in a timely manner and on favorable terms, or operate acquired properties to meet our financial expectations, could impede our growth and have an adverse effect on us, including our financial condition, results of operations, cash flow and the market value of our securities.

Certain of our properties are leased to private tenants and we may be unable to collect balances due from private tenants that file for bankruptcy protection.

If a private tenant or lease guarantor files for bankruptcy, we will become a creditor of such entity, but may not be able to collect all pre-bankruptcy amounts owed by that party. In addition, a tenant that files for bankruptcy protection may terminate its lease with us under federal law, in which event we would have a general unsecured claim against such tenant that would likely be worth less than the full amount owed to us for the remainder of the lease term, which could adversely affect our business, financial condition and results of operations.

Because our principal tenants are agencies of the U.S. Government, our properties have a higher risk of terrorist attack than similar properties leased to non-governmental tenants.

Terrorist attacks may materially adversely affect our operations, as well as directly or indirectly damage our assets, both physically and financially. Because our principal tenants are, and are expected to continue to be, agencies of the U.S. Government, our properties are presumed to have a higher risk of terrorist attack than similar properties that are leased to non-governmental tenants. Further, some of our properties may be considered “high profile” targets because of the particular U.S. Government tenant (e.g., the DEA and FBI). Terrorist attacks, to the extent that these properties are uninsured or underinsured, could have a material adverse effect on our business, financial condition and results of operations.

Competition could limit our ability to acquire attractive investment opportunities and to attract and retain tenants.

We compete with numerous commercial developers, real estate companies and other owners of real estate for office buildings for acquisition and pursuing buyers for dispositions. We expect that other real estate investors, including insurance companies, private equity funds, sovereign wealth funds, pension funds, other REITs and other well-capitalized investors will compete with us to acquire existing properties and to develop new properties. In addition, U.S. Government tenants are viewed as desirable tenants by other landlords because of their strong credit profile and properties leased to U.S. Government tenant agencies often attract many potential buyers. This competition could increase prices for properties of the type we may pursue and adversely affect our profitability and impede our growth. In addition, substantially all of our properties face competition for tenants. Some competing properties may be newer, better located or more attractive to tenants. Competing properties may have lower rates of occupancy than our properties, which may result in competing owners offering available space at lower rents than we offer at our properties. This competition may affect our ability to attract and retain tenants, may reduce the rents we are able to charge and could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to increased costs of insurance and limitations on coverage, particularly regarding acts of terrorism.

We maintain comprehensive insurance coverage for general liability, property and other risks on all of our properties, including coverage for acts of terrorism. Future changes in the insurance industry’s risk assessment approach and pricing structure may increase the cost of insuring our properties and decrease the scope of insurance coverage, either of which could adversely affect our financial position and operating results. Most of our loan agreements contain customary covenants requiring us to maintain insurance. We may not be able to obtain an appropriate amount of coverage at reasonable costs, or at all, in the future. In addition, if lenders insist on greater insurance coverage than we are able to obtain, it could adversely affect our ability to finance or refinance our properties and execute our growth strategies, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

We may become subject to liability relating to environmental and health and safety matters, which could have a material adverse effect on our business, financial condition and results of operations.

Under various federal, state or local laws, ordinances and regulations, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or release of hazardous substances, waste or petroleum products at, on, in, under or from such property, including costs for investigation or remediation, natural resource damages or third-party liability for personal injury or property damage. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence or release of such materials, and the liability may be joint and several. Some of our properties may be impacted by contamination arising from current uses of the property or from adjacent properties used for commercial, industrial or other purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. We also may be liable for the costs of remediating contamination at off-site disposal or treatment facilities when we arrange for disposal or treatment of hazardous substances at such facilities, without regard to whether we comply with environmental laws in doing so. The presence of contamination or the failure to remediate contamination on our properties may adversely affect our ability to attract or retain tenants and our ability to develop or sell or borrow against those properties. In addition to potential liability for cleanup costs, private plaintiffs may bring claims for personal injury, property damage or for similar reasons. Environmental laws also may create liens on contaminated sites in favor of the U.S. Government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which that property may be used or how businesses may be operated on that property. See “Business and Properties—Regulation— Environmental and Related Matters.”

In addition, our properties are subject to various federal, state and local environmental and health and safety laws and regulations. Noncompliance with these environmental and health and safety laws and regulations could subject us or our tenants to liability. These liabilities could affect a commercial tenant’s ability to make rental payments to us. Moreover, changes in laws could increase the potential costs of compliance with such laws and regulations or increase liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise adversely affect our operations, or those of our tenants, which could in turn have an adverse effect on us. As the owner or operator of real property, we may also incur liability based on various building conditions.

In addition, our properties may contain or develop harmful mold or suffer from other indoor air quality issues. Indoor air quality issues also can stem from inadequate ventilation, chemical contamination from indoor or outdoor sources and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants or to increase ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants or others if property damage or personal injury occurs.

The costs or liabilities incurred as a result of environmental issues may affect our ability to make distributions to our stockholders and could have a material adverse effect on our business, financial condition and results of operations.

Our development activities may be subject to risks relating to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design, construction and similar matters, including local regulations that impose restrictive zoning requirements.

Our development activities may be subject to risks relating to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design, construction and similar matters, including local regulations that impose restrictive zoning requirements. In addition, we will be subject to registration and filing requirements in connection with these developments in certain states and localities in which we operate even if all necessary U.S. Government approvals have been obtained. We may also be subject to periodic delays or may be precluded entirely from developing properties due to building moratoriums that could be implemented in the future in certain states in which we intend to operate. These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities once undertaken.

Real estate investments are relatively illiquid and may limit our flexibility.

Equity real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of assets in the future will depend on prevailing economic and market conditions. Our inability to sell our properties on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations. In addition, real estate can at times be difficult to sell quickly at prices we find acceptable. The Code also imposes restrictions on REITs, which are not applicable to other types of real estate companies, with respect to the disposition of properties. These potential difficulties in selling real estate in our markets may limit our ability to change or reduce the properties in our portfolio promptly in response to changes in economic or other conditions.

We will acquire properties or portfolios of properties through tax-deferred contribution transactions, which could result in stockholder dilution and limit our ability to sell such assets.

In connection with the Easterly Funds’ and Western Devcon’s contributions of their portfolio of properties to our operating partnership, we expect that the tax depreciation from those assets will be less than what it would have been had we acquired the assets in a taxable transaction. Further, we expect to agree not to sell the Western Devcon properties for             years, or otherwise we will be required to pay the taxes of Michael P. Ibe pursuant to our tax protection agreement. Similarly, in the future we may acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for partnership interests in our operating partnership, which may result in stockholder dilution upon exchange for Class A common stock. As with the acquisition of the Easterly Funds’ and Western Devcon’s properties, this acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties. We may also agree to protect the contributors’ ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell an asset at a time, or on terms that would be favorable absent such restrictions.

Our properties may be subject to impairment charges.

On a quarterly basis, we will assess whether there are any indicators that the value of our properties may be impaired. A property’s value is considered to be impaired only if the estimated aggregate future cash flows (undiscounted and without interest charges) to be generated by the property are less than the carrying value of the property. In our estimate of cash flows, we will consider factors such as expected future operating income, trends and prospects, the effects of demand, competition and other factors. If we are evaluating the potential sale of an asset or development alternatives, the undiscounted future cash flows analysis will consider the most likely course of action at the balance sheet date based on current plans, intended holding periods and available market information. We will be required to make subjective assessments as to whether there are impairments in the value of our properties. These assessments may be influenced by factors beyond our control, such as early vacating by a tenant or damage to properties due to earthquakes, tornadoes, hurricanes and other natural disasters, fire, civil unrest, terrorist acts or acts of war. These assessments may have a direct impact on our earnings because recording an impairment charge results in an immediate negative adjustment to earnings. There can be no assurance that we will not take impairment charges in the future related to the impairment of our properties. Any such impairment could have a material adverse effect on our business, financial condition and results of operations in the period in which the charge is taken.

We may from time to time be subject to litigation, which could have a material adverse effect on our business, financial condition and results of operations.

We are a party to various claims and routine litigation arising in the ordinary course of business. Some of these claims or others to which we may be subject from time to time may result in defense costs, settlements, fines or judgments against us, some of which are not, or cannot be, covered by insurance. Payment of any such costs, settlements, fines or judgments that are not insured could have an adverse impact on our financial position and results of operations. In addition, certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could adversely impact our results of operations and cash flow, expose us to increased risks that would be uninsured, or adversely impact our ability to attract officers and directors.

We may be subject to unknown or contingent liabilities related to properties or businesses that we acquire, including as part of the formation transactions, for which we may have limited recourse against the sellers.

Assets and entities that we have acquired or may acquire in the future, including as part of the formation transactions, may be subject to unknown or contingent liabilities for which we may have limited recourse against the sellers. Unknown or contingent liabilities might include liabilities for clean-up or remediation of environmental conditions, claims of customers, vendors or other persons dealing with the acquired entities, tax liabilities and other liabilities whether incurred in the ordinary course of business or otherwise. In the future we may enter into transactions with limited representations and warranties or with representations and warranties that do not survive the closing of the transactions, in which event we would have no or limited recourse against the sellers of such properties. While we usually require the sellers to indemnify us with respect to breaches of representations and warranties that survive, such indemnification is often limited and subject to various materiality thresholds, a significant deductible or an aggregate cap on losses. As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that we may incur with respect to liabilities associated with acquired properties and entities may exceed our expectations, which may adversely affect our business, financial condition and results of operations. Finally, indemnification agreements between us and the sellers typically provide that the sellers will retain certain specified liabilities relating to the assets and entities acquired by us.

As part of the formation transactions, we will acquire the properties and assets from the Easterly Funds and certain other assets from Western Devcon, subject to existing liabilities, some of which may be unknown at the time this offering is consummated. As part of the formation transactions, the Easterly Funds and Western Devcon will make representations, warranties and covenants to us regarding the entities and assets that we are acquiring in the formation transactions and we will be indemnified in an amount up to         % of the consideration received by the party responsible for the representation, warranty or covenant for claims made within one year of the completion of this offering with respect to breaches of such representations, warranties or covenants. Because many liabilities, including tax liabilities, may not be identified within such period, we may have no recourse for such liabilities. Any unknown or unquantifiable liabilities that we assume in connection with the formation transactions for which we have no or limited recourse could adversely affect us.

Two of the properties being contributed in the formation transactions are encumbered by a right of first refusal with respect to a sale of the property, which could materially and adversely affect the timing and terms of any sale of the properties.

Two of the properties being contributed in the formation transactions are encumbered by a right of first refusal with respect to a sale of the property, which could materially and adversely affect the timing and terms of any sale of the properties. A right of first refusal encumbers our Dallas—DEA property until the earlier of January 7, 2025, or the date on which two bona fide third party sales have occurred for which the right of first refusal has not been exercised. A right of first refusal also encumbers our property leased to Unisource Worldwide, Inc. and located in Las Vegas, Nevada until August 14, 2050. As a result of these rights of first refusal, we may be delayed in our attempt to sell either of these properties if and when any such disposition is necessary or desirable.

One of our tenants has an option to purchase the property during the term of its lease, which if exercised could have a material adverse effect on our business, financial condition and results of operations.

Lummus Corporation, the private tenant leasing our property located in Lubbock, Texas has an option to purchase the property during the term of its lease. The option may first be exercised in August 2018. The purchase price upon the exercise of this option decreases over the term of the lease, ranging from $4.2 million to $3.0 million. If Lummus Corporation exercises its option to purchase the property, we would lose the associated rental income which could have a material adverse effect on our business, financial condition and results of operations.

We rely on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our business.

We rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information and to manage or support a variety of our business processes, including financial transactions and maintenance of records, which may include confidential information of tenants and lease data. We rely on commercially available systems, software, tools and monitoring to provide security for processing, transmitting and storing confidential tenant information, such as individually identifiable information relating to financial accounts. Although we have taken steps to protect the security of the data maintained in our information systems, it is possible that our security measures will not be able to prevent the systems’ improper functioning, or the improper disclosure of personally identifiable information such as in the event of cyber attacks. Security breaches, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, can create system disruptions, shutdowns or unauthorized disclosure of confidential information. Any failure to maintain proper function, security and availability of our information systems could interrupt our operations, damage our reputation, subject us to liability claims or regulatory penalties and could materially and adversely affect us.

Our subsidiaries may be prohibited from making distributions and other payments to us.

All of our properties are owned, and all of our operations are conducted, by our operating partnership and our other subsidiaries. As a result, we depend on distributions and other payments from our operating partnership and our other subsidiaries in order to satisfy our financial obligations and make payments to our investors. The ability of our subsidiaries to make such distributions and other payments depends on their earnings and cash flow and may be subject to statutory or contractual limitations. As an equity investor in our subsidiaries, our right to receive assets upon their liquidation or reorganization will be effectively subordinated to the claims of their creditors. To the extent that we are recognized as a creditor of such subsidiaries, our claims may still be subordinate to any security interest in or other lien on their assets and to any of such subsidiaries’ debt or other obligations that are senior to our claims.

Risks Related to Our Organization and Structure

The ability of stockholders to control our policies and effect a change of control of our company is limited by certain provisions of our charter and bylaws and by Maryland law.

There are provisions in our charter and bylaws that may discourage a third party from making a proposal to acquire us, even if some of our stockholders might consider the proposal to be in their best interests. These provisions include the following:

Our charter authorizes our board of directors to amend our charter to increase or decrease the aggregate number of authorized shares of stock, to authorize us to issue additional shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock. We believe these charter provisions will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional authorized shares of our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not currently intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common stockholders otherwise believe to be in their best interests.

In order to qualify as a REIT, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by or for five or fewer individuals (as defined in the Code to include certain entities such as private foundations) at any time during the last half of any taxable year (beginning with our second taxable year as a REIT). In order to help us qualify as a REIT, our charter generally prohibits any person or entity from actually or being deemed to own by virtue of the applicable constructive ownership provisions of the Code, (i) more than     % (in value or in number of shares, whichever is more restrictive) of the issued and outstanding shares of any class or series of our stock or (ii) more than     % in value of the aggregate of the outstanding shares of all classes and series of our stock. We refer to these restrictions as the “ownership limits.” These ownership limits may prevent or delay a change in control and, as a result, could adversely affect our stockholders’ ability to realize a premium for their shares of our common stock. In connection with the formation transactions, our board of directors will grant waivers to and certain of their affiliates to own up to shares of our outstanding common stock in the aggregate.

In addition, certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including the Maryland business combination and control share provisions. See “Material Provisions of Maryland Law and Our Charter and Bylaws.”

As permitted by the MGCL, our board of directors has adopted a resolution exempting any business combinations between us and any other person or entity from the business combination provisions of the MGCL. Our bylaws provide that this resolution or any other resolution of our board of directors exempting any business combination from the business combination provisions of the MGCL may only be revoked, altered or amended, and our board of directors may only adopt any resolution inconsistent with any such resolution (including an amendment to that bylaw provision), which we refer to as an-opt in to the business combination provisions, with the affirmative vote of a majority of the votes cast on the matter by holders of outstanding shares of our common stock. In addition, as permitted by the MGCL, our bylaws contain a provision exempting from the control share acquisition provisions of the MGCL any and all acquisitions by any person of shares of our stock. This bylaw provision may be amended, which we refer to as an opt-in to the control share acquisition provisions, only with the affirmative vote of a majority of the votes cast on such an amendment by holders of outstanding shares of our common stock.

Under Subtitle 8 of Title 3 of the MGCL, permits a board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain takeover defenses, including adopting a classified board or increasing the vote required to remove a director. We have elected in our charter to be subject to the provision of Subtitle 8 that provides that vacancies on our board of directors may be filled only by the remaining directors. We have not elected to be subject to any of the other provisions of Subtitle 8, including the provisions that would permit us to classify our board of directors or increase the vote required to remove a director without stockholder approval. Moreover, our charter provides that, without the affirmative vote of a majority of the votes cast on the matter by our stockholders entitled to vote generally in the election of directors, we may not elect to be subject to any of these additional provisions of Subtitle 8.

Such takeover defenses may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide our common stockholders with the opportunity to realize a premium over the then current market price. In addition, the provisions of our charter on the removal of directors and the advance notice provisions of our bylaws, among others, could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest. Each item discussed above may delay, deter or prevent a change in control of our company, even if a proposed transaction is at a premium over the then-current market price for our common stock. Further, these provisions may apply in instances where some stockholders consider a transaction beneficial to them. As a result, our stock price may be negatively affected by these provisions.

We may decide to change our investment strategy without stockholder approval and acquire and develop properties outside of our target market, which could have a material adverse effect on our business, financial condition and results of operations.

We may decide to change our investment strategy without stockholder approval and seek to acquire and develop properties that are not leased to U.S. Government tenant agencies. Any change to our investment strategy, including the making of investments outside our target market, could have a material adverse effect on our business, financial condition and results of operations.

Our board of directors may change our policies without stockholder approval.

Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, will be determined by our board of directors or those committees or officers to whom our board of directors may delegate such authority. Our board of directors will also establish the amount of any dividends or other distributions that we may pay to our stockholders. Our board of directors or the committees or officers to which such decisions are delegated will have the ability to amend or revise these and our other policies at any time without stockholder vote. Accordingly, our stockholders will not be entitled to approve changes in our policies.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions that you do not believe are in your best interests.

Maryland law provides that a director has no liability in that capacity if he or she satisfies his or her duties to us and our stockholders. Upon completion of this offering, as permitted by the MGCL, our charter will limit the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

In addition, our charter will authorize us to obligate us, and our bylaws will require us, to indemnify our directors for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Our charter and bylaws will also authorize us to indemnify our officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law and indemnification agreements that we have entered into with our executive officers will require us to indemnify such officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist. Accordingly, in the event that actions taken in good faith by any of our directors or officers impede the performance of our company, your ability to recover damages from such director or officer will be limited with respect to directors and may be limited with respect to officers. In addition, we will be obligated to advance the defense costs incurred by our directors and our executive officers pursuant to indemnification agreements, and may, in the discretion of our board of directors, advance the defense costs incurred by our officers, our employees and other agents, in connection with legal proceedings.

Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of common units, which may impede business decisions that could benefit our stockholders.

Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any of its partners, on the other. Our directors and officers have duties to our company under Maryland law in connection with their management of our company. At the same time, we will have duties and obligations to our operating partnership and its limited partners under Delaware law as modified by the partnership agreement of our operating partnership in connection with the management of our operating partnership as the sole general partner. The limited partners of our operating partnership expressly will acknowledge that the general partner of our operating partnership will be acting for the benefit of our operating partnership, the limited partners and our stockholders collectively. When deciding whether to cause our operating partnership to take or decline to take any actions, the general partner will be under no obligation to give priority to the separate interests of (i) the limited partners of our operating partnership (including the tax interests of our limited partners, except as provided in a separate written agreement) or (ii) our stockholders. Nevertheless, the duties and obligations of the general partner of our operating partnership may come into conflict with the duties of our directors and officers to our company and our stockholders.

Upon completion of this offering and the formation transactions, Michael P. Ibe, a director nominee and our Executive Vice President—Development and Acquisitions, will own an approximate     % beneficial interest in our company on a fully diluted basis and the Easterly Funds and the owner of Easterly Partners, LLC, which are all controlled by Darrell W. Crate, our Executive Chairman, will own an approximate     % beneficial interest in our company on a fully diluted basis and each will have the ability to exercise significant influence on our company.

Upon completion of this offering and the formation transactions, Michael P. Ibe, a director nominee and our Executive Vice President – Development and Acquisitions, will own approximately     % of our outstanding common units and     % of our outstanding shares of Class B common stock which represent approximately     % of the voting power of our company’s outstanding voting stock on a fully diluted basis. The Easterly Funds and the owner of Easterly Partners, LLC, which are all controlled by Darrell W. Crate, our Executive Chairman, will own approximately     % of our outstanding shares of Class A common stock,     % of our outstanding common units and     % of our outstanding shares of Class B common stock which represent an approximate aggregate     % of the voting power of our company’s outstanding voting stock on a fully diluted basis. Consequently, Mr. Ibe and the Easterly Funds may be able to significantly influence the outcome of matters submitted for stockholder action, including the election of our board of directors and approval of significant corporate transactions, including business combinations, consolidations and mergers. As a result, Mr. Ibe and the Easterly Funds could exercise their influence in a manner that conflicts with the interests of other stockholders.

Certain members of our senior management team exercised significant influence with respect to the terms of the formation transactions, including the economic benefits they will receive, as a result of which the consideration given by us may exceed the fair market value of the properties.

We did not conduct arm’s-length negotiations with the continuing investors that are members of our senior management team with respect to all of the terms of the formation transactions. In the course of structuring the formation transactions, certain members of our senior management team had the ability to influence the type and level of benefits that they and our other officers will receive from us. In addition, certain members of our senior management team had substantial pre-existing ownership interests in our predecessor and will receive substantial economic benefits as a result of the formation transactions. As a result, the terms of the formation transactions may not be as favorable to us as if they were negotiated at arm’s length.

In addition, certain members of our senior management team will continue to own interests in Easterly Fund I and Easterly Fund II, each of which will remain outstanding as holders of shares of our common stock and common units to be issued in the formation transaction until the first anniversary of the completion of this offering. At such time, shares of our common stock and common units in our operating partnership held by each of Easterly Fund I and Easterly Fund II will be distributed to investors in Easterly Fund I and Easterly Fund II, and, in connection with such distribution, certain of our directors and executive officers may be entitled to receive incentive distributions. These incentive distributions may cause certain of our directors and executive officers to take actions that are not aligned with the interests of our stockholders by attempting to maximize our short-term stock price to receive a higher incentive distribution on the first anniversary of this offering. This could cause us to take on increased risk, which could have a material adverse effect on our business, financial condition and results of operations.

If there are deficiencies in our disclosure controls and procedures or internal control over financial reporting, we may be unable to accurately present our financial statements, which could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

As a publicly-traded company, we will be required to report our financial statements on a consolidated basis. Effective internal controls are necessary for us to accurately report our financial results. Section 404 of the Sarbanes-Oxley Act of 2002 will require us to evaluate and report on our internal control over financial reporting. There can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Furthermore, as we grow our business, our internal controls will become more complex, and we may require significantly more resources to ensure our internal controls remain effective. Deficiencies, including any material weakness, in our internal control over financial reporting that may occur in the future could result in misstatements of our results of operations that could require a restatement, failing to meet our public company reporting obligations and causing investors to lose confidence in our reported financial information. These events could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

We did not negotiate the value of our properties at arm’s-length as part of the formation transactions, and the consideration given by us in exchange for them may exceed their fair market value.

We did not negotiate the value of our properties at arm’s-length as part of the formation transactions. In addition, the value of the shares of our common stock and the common units that we will issue in exchange for contributed property interests and other assets, will increase or decrease if our Class A common stock price increases or decreases. The initial public offering price of shares of Class A common stock will be determined in consultation with the underwriters. The initial public offering price does not necessarily bear any relationship to our book value or the fair market value of our assets. As a result, our value, represented by the initial public offering price of shares of Class A common stock, may exceed the fair market value of our individual properties.

We may pursue less vigorous enforcement of terms of the formation transaction agreements because of conflicts of interest with certain members of our senior management team, which could have a material adverse effect on our business, financial condition and results of operations.

Certain members of our senior management team have ownership interests in properties that we will acquire in the formation transactions from the Easterly Funds and Western Devcon upon completion of this offering. As part of the formation transactions, we will be indemnified for certain claims made with respect to breaches of such representations, warranties or covenants by certain contributing entities following the completion of this offering. Such indemnification is limited, however, and we are not entitled to any other indemnification in connection with the formation transactions. We may choose not to enforce, or to enforce less vigorously, our rights under these agreements because of our desire to maintain our ongoing relationship with our executive officers and given their significant knowledge of our business, relationships with our customers and significant equity ownership in us, and this could have a material adverse effect on our business, financial condition and results of operations.

We do not own the Easterly name, but will enter into a license agreement with Easterly Capital, LLC, which we refer to as Easterly Capital, consenting to our use of the Easterly logo and name. Use of the name by other parties or the termination of our license agreement may have a material adverse effect on our business, financial condition and results of operations.

Upon completion of this offering, we will enter into a perpetual license agreement with Easterly Capital pursuant to which it will grant us a perpetual, royalty-free license to use the Easterly logo and the Easterly name and variations thereof, which license is exclusive to business activities involving properties to be leased to or developed for governmental entities, including properties leased to the GSA. We will have a right to use this logo and name for so long as we are not in breach of the terms of the license agreement. Easterly Capital will retain the right to continue using the Easterly name. We will be unable to preclude Easterly Capital from licensing or transferring the ownership of the Easterly name to third parties, except in the limited circumstance where our license is exclusive. Consequently, we will be unable to prevent any damage to goodwill that may occur as a result of the activities of Easterly Capital or others. Furthermore, in the event the license agreement is terminated, we will be required to change our name and cease using the Easterly name. Any of these events could disrupt our recognition in the market place, damage any goodwill we may have generated and have a material adverse effect on our business, financial condition and results of operations.

We must obtain the consent of the U.S. Government in order to assume the rights and obligations of the landlord under the leases of certain properties being contributed to us in the formation transactions, and we will need to collect the U.S. Government’s rent payments from the contributors of those properties until that consent is obtained.

The leases associated with some of the properties being contributed to us in the formation transactions require that we obtain the consent of the U.S. Government in order to transfer the rights and obligations of the landlord from the respective contributors to us. The consent process occurs after the closing of the formation transactions and this offering, is time-consuming and not obligatory on the part of the U.S. Government. The U.S. Government will continue to pay rent to the former owners of those properties until the applicable consent is obtained. If one or more contributors of our properties improperly retain rent payments or become subject to bankruptcy, receivership or other insolvency proceedings, we may be unable to recover all or a portion the rent payable by the U.S. Government under such leases in a timely manner, or at all, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Indebtedness and Financing

We have a substantial amount of indebtedness that may limit our financial and operating activities and may adversely affect our ability to incur additional debt to fund future needs.

Upon completion of this offering, we expect to have approximately $         million of indebtedness outstanding on a pro forma basis, and we intend to enter into a $             million senior unsecured credit facility with affiliates of certain of the underwriters consisting of a $             million term loan and a $             million revolving line of credit. Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties, fully implement our capital expenditure, acquisition and redevelopment activities, or meet the REIT distribution requirements imposed by the Code. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

•	require us to dedicate a substantial portion of cash flow from operations to the payment of principal, and interest on, indebtedness, thereby reducing the funds available for other purposes;

•	make it more difficult for us to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to meet operational needs;

•

force us to dispose of one or more of our properties, possibly on unfavorable terms (including the possible application of the 100% tax on income from prohibited transactions, discussed below in “U.S. Federal Income Tax Considerations”) or in violation of certain covenants to which we may be subject;

•	subject us to increased sensitivity to interest rate increases;

•	make us more vulnerable to economic downturns, adverse industry conditions or catastrophic external events;

•	limit our ability to withstand competitive pressures;

•	limit our ability to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	reduce our flexibility in planning for or responding to changing business, industry and economic conditions; or

•	place us at a competitive disadvantage to competitors that have relatively less debt than we have.

If any one of these events were to occur, our financial condition, results of operations, cash flow and trading price of our Class A common stock could be adversely affected. Furthermore, foreclosures could create taxable income without accompanying cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code.

We may be unable to refinance current or future indebtedness on favorable terms, if at all.

We may not be able to refinance existing debt on terms as favorable as the terms of existing indebtedness, or at all, including as a result of increases in interest rates or a decline in the value of our portfolio or portions thereof. If principal payments due at maturity cannot be refinanced, extended or paid with proceeds from other capital transactions, such as new equity capital, our operating cash flow will not be sufficient in all years to repay all maturing debt. As a result, certain of our other debt may cross default, we may be forced to postpone capital expenditures necessary for the maintenance of our properties, we may have to dispose of one or more properties on terms that would otherwise be unacceptable to us or we may be forced to allow the mortgage holder to foreclose on a property. We also may be forced to limit distributions and may be unable to meet the REIT distribution requirements imposed by the Code. Foreclosure on mortgaged properties or an inability to refinance existing indebtedness would likely have a negative impact on our financial condition and results of operations and could adversely affect our ability to make distributions to our stockholders.

We may not have sufficient cash flow to meet the required payments of principal and interest on our debt or to pay distributions on our shares at expected levels.

In the future, our cash flow could be insufficient to meet required payments of principal and interest or to pay distributions on our shares at expected levels. In this regard, we note that in order for us to continue to qualify as a REIT, we are required to make annual distributions generally equal to at least 90% of our taxable income, computed without regard to the dividends paid deduction and excluding net capital gain. In addition, as a REIT, we will be subject to U.S. federal income tax to the extent that we distribute less than 100% of our taxable income (including capital gains) and will be subject to a 4% nondeductible excise tax on the amount by which our distributions in any calendar year are less than a minimum amount specified by the Code. These requirements and considerations may limit the amount of our cash flow available to meet required principal and interest payments. If we are unable to make required payments on indebtedness that is secured by a mortgage on our property, the asset may be transferred to the lender with a consequent loss of income and value to us, including adverse tax consequences related to such a transfer.

Certain of our debt agreements include restrictive covenants, requirements to maintain financial ratios and default provisions, which could limit our flexibility, our ability to make distributions and require us to repay the indebtedness prior to its maturity.

Certain mortgages on our properties contain customary negative covenants that, among other things, limit our ability, without the prior consent of the lender, to further mortgage the property and to reduce or change insurance coverage. As of June 30, 2014, on a pro forma basis, we had $         of combined U.S. property

mortgages and other secured debt. Additionally, our debt agreements contain customary covenants that, among other things, restrict our ability to incur additional indebtedness and, in certain instances, restrict our ability to engage in material asset sales, mergers, consolidations and acquisitions, and restrict our ability to make capital expenditures. These debt agreements, in some cases, also subject us to guarantor and liquidity covenants and our future senior unsecured credit facility will, and other future debt may, require us to maintain various financial ratios. Some of our debt agreements contain certain cash flow sweep requirements and mandatory escrows, and our property mortgages generally require certain mandatory prepayments upon disposition of underlying collateral. Early repayment of certain mortgages may be subject to prepayment penalties.

Variable rate debt is subject to interest rate risk that could increase our interest expense, increase the cost to refinance and increase the cost of issuing new debt.

Upon the completion of this offering and the formation transactions, we expect to have, on a pro forma basis, $         of our outstanding consolidated debt subject to instruments, which bear interest at variable rates, and we expect that we may also borrow additional money at variable interest rates in the future. Unless we have made arrangements that hedge against the risk of rising interest rates, increases in interest rates would increase our interest expense under these instruments, increase the cost of refinancing these instruments or issuing new debt, and adversely affect cash flow and our ability to service our indebtedness and make distributions to our stockholders, which could adversely affect the market price of our Class A common stock.

Hedging activity may expose us to risks, including the risks that a counterparty will not perform and that the hedge will not yield the economic benefits we anticipate, which could adversely affect us.

We may, in a manner consistent with our qualification as a REIT, seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements that involve risk, such as the risk that counterparties may fail to honor their obligations under these arrangements, and that these arrangements may not be effective in reducing our exposure to interest rate changes. Moreover, there can be no assurance that our hedging arrangements will qualify for hedge accounting or that our hedging activities will have the desired beneficial impact on our results of operations. Should we desire to terminate a hedging agreement, there could be significant costs and cash requirements involved to fulfill our obligation under the hedging agreement. Failure to hedge effectively against interest rate changes may adversely affect our results of operations.

When a hedging agreement is required under the terms of a mortgage loan, it is often a condition that the hedge counterparty maintains a specified credit rating. With the current volatility in the financial markets, there is an increased risk that hedge counterparties could have their credit rating downgraded to a level that would not be acceptable under the loan provisions. If we were unable to renegotiate the credit rating condition with the lender or find an alternative counterparty with acceptable credit rating, we could be in default under the loan and the lender could seize that property through foreclosure, which could adversely affect us.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code limit our ability to hedge our liabilities. Generally, income from a hedging transaction we enter into either to manage risk of interest rate changes with respect to borrowings incurred or to be incurred to acquire or carry real estate assets, or to manage the risk of currency fluctuations with respect to any item of income or gain (or any property that generates such income or gain) that constitutes “qualifying income” for purposes of the 75% or 95% gross income tests applicable to REITs, does not constitute “gross income” for purposes of the 75% or 95% gross income tests, provided that we properly identify the hedging transaction pursuant to the applicable sections of the Code and Treasury Regulations. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both gross income tests. As a result of these rules, we may need to limit our use of otherwise advantageous hedging techniques or implement those hedges through a “Taxable REIT Subsidiary,” or TRS. The use of a TRS could increase the cost of our hedging activities (because our TRS would be subject to tax on income or gain resulting from hedges entered into by it) or expose us to greater risks than we would otherwise want to bear. In addition, net losses in any of our TRSs will generally not provide any tax benefit except for being carried forward for use against future taxable income in the TRSs.

Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt.

Incurring mortgage and other secured debt obligations increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. Any foreclosure on a mortgaged property or group of properties could adversely affect the overall value of our portfolio of properties. For tax purposes, a foreclosure of any of our properties that is subject to a nonrecourse mortgage loan would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could hinder our ability to meet the distribution requirements applicable to REITs under the Code.

High mortgage rates or unavailability of mortgage debt may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our net income and the amount of cash distributions we can make.

If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we may be unable to refinance the properties when the loans become due, or to refinance on favorable terms. If interest rates are higher when we refinance our properties, our income could be reduced. If any of these events occur, our cash flow could be reduced. This, in turn, could reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing more stock or by borrowing more money. In addition, payments of principal and interest made to service our debts may leave us with insufficient cash to make distributions necessary to meet the distribution requirements imposed on REITs under the Code.

Risks Related to this Offering

There has been no public market for our Class A common stock and an active trading market for our Class A common stock may not develop or be sustained following this offering.

There has not been any public market for our Class A common stock, and an active trading market may not develop or be sustained. Shares of Class A common stock may not be able to be resold at or above the initial public offering price. We intend to apply to have our Class A common stock listed on the NYSE under the symbol “DEA.” The initial public offering price of our Class A common stock has been determined in consultation with the underwriters, but our Class A common stock may trade below the initial public offering price following the completion of this offering. See “Underwriting.” The market value of our Class A common stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our Class A common stock following the completion of this offering, the extent of institutional investor interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), our financial performance and general stock and bond market conditions.

The market price and trading volume of our Class A common stock may be volatile following this offering.

Even if an active trading market develops for our Class A common stock, the trading price of our Class A common stock may be volatile. In addition, the trading volume in our Class A common stock may fluctuate and cause significant price variations to occur. If the trading price of our Class A common stock declines significantly, you may be unable to resell your shares at or above the public offering price. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our Class A common stock include:

•	actual or anticipated variations in our quarterly operating results or dividends;

•	changes in guidance related to financial performance;

•	publication of research reports about us or the real estate industry;

•	increases in market interest rates that lead purchasers of our shares to demand a higher yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to any additional debt we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community;

•	the realization of any of the other risk factors presented in this prospectus;

•	the extent of investor interest in our securities;

•	the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

•	our underlying asset value;

•	investor confidence in the stock and bond markets, generally;

•	changes in tax laws;

•	future equity issuances;

•	failure to meet guidance related to financial performance;

•	failure to meet and maintain REIT qualifications; and

•	general market and economic conditions.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have an adverse effect on our financial condition, results of operations, cash flow and trading price of our Class A common stock.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Class A common stock less attractive because we may rely on these exemptions and benefits under the JOBS Act. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and the market price of our Class A common stock may be more volatile and decline significantly.

If you invest in this offering, you will experience immediate dilution.

We expect the initial public offering price of shares of Class A common stock to be higher than the pro forma net tangible book value per share of the outstanding shares of Class A common stock. Purchasers of our Class A common stock in this offering will experience immediate dilution of approximately $ in the pro forma net tangible book value per share of common stock, based on the mid-point of the range set forth on the front cover of this prospectus. This means that investors who purchase shares of Class A common stock will pay a price per share that exceeds the pro forma net tangible book value of our assets after subtracting our liabilities. See “Dilution.”

The form, timing or amount of dividend distributions in future periods may vary and be impacted by economic and other considerations.

The form, timing or amount of dividend distributions will be declared at the discretion of our board of directors and will depend on actual cash from operations, our financial condition, capital requirements, the annual distribution requirements applicable to REITs under the Code and other factors as our board of directors may consider relevant.

The market value of our Class A common stock may decline due to the large number of our shares eligible for future sale.

The market value of our Class A common stock could decline as a result of sales of a large number of shares of Class A common stock in the market after this offering or upon exchange of common units and shares of Class B common stock, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell shares of Class A common stock in the future at a time and at a price that we deem appropriate. Upon completion of this offering we will have a total of                      shares of Class A common stock outstanding (or                      shares of Class A common stock assuming the underwriters exercise in full their option to purchase additional shares of Class A common stock in full to cover over-allotments), excluding shares of restricted Class A common stock intended to be granted to our executive officers, directors and other employees pursuant to the 2014 Equity Incentive Plan and shares of Class B common stock to be issued in connection with the formation transactions. The shares of Class A common stock sold in this offering (or shares of Class A common stock assuming the underwriters exercise their option to purchase additional shares of Class A common stock in full to cover over-allotments) will be freely transferable without restriction or further registration under the Securities Act, by persons other than our directors, director nominees and executive officers and the continuing investors. See “Shares Eligible for Future Sale.”

The remaining shares of Class A common stock that will be held by our continuing investors immediately following the completion of the offering and the formation transactions will be “restricted securities” within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. As a result of the registration rights agreement, however, certain of these shares of Class A common stock will be eligible for future sale following the expiration of the 180-day lock-up period. When the restrictions under the lock-up arrangements expire or are waived, the related shares of Class A common stock or securities convertible into, exchangeable for, exercisable for, or repayable with Class A common stock will be available for sale or resale, as the case may be, and such sales or resales, or the perception of such sales or resales, could depress the market price for our Class A common stock. See “Shares Eligible For Future Sale—Registration Rights” and “Certain Relationships and Related Transactions—Registration Rights.”

In addition, future sales of shares of Class A common stock may be dilutive to existing stockholders.

Risks Related to Our Status as a REIT

Failure to qualify or to maintain our qualification as a REIT would have significant adverse consequences to the value of our Class A common stock.

We intend to elect and to operate in a manner that will allow us to qualify as a REIT commencing with our taxable year ending December 31, 2014. The Code generally requires that a REIT distribute at least 90% of its taxable income (without regard to the dividends paid deduction and excluding net capital gains) to stockholders annually, and a REIT must pay income tax, including any applicable alternative minimum tax, at regular corporate rates to the extent that it distributes less than 100% of its taxable income (including capital gains) in a given year. In addition, a REIT is required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. To avoid entity-level U.S. federal income and excise taxes, we anticipate distributing at least 100% of our taxable income.

We believe that we have been and will continue to be owned and organized, and have operated and will operate, in a manner that will allow us to qualify as a REIT commencing with our taxable year ending December 31, 2014. However, we cannot assure you that we have been and will continue to be owned and organized and have operated and will operate as such. Qualification as a REIT involves the application of highly technical and complex provisions of the Code as to which there may only be limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. We have not requested and do not intend to request a ruling from the IRS that we qualify as a REIT. The complexity of these provisions and of the applicable Treasury Regulations is greater in the case of a REIT that, like us, holds its assets through one or more partnerships. Moreover, in order to qualify as a REIT, we must meet, on an ongoing basis, various tests regarding the nature and diversification of our assets and our income, the ownership of our outstanding stock, the absence of inherited retained earnings from non-REIT periods and the amount of our distributions. Our ability to satisfy the asset tests imposed on REITs depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT gross income and quarterly asset requirements also depends upon our ability to manage successfully the composition of our gross income and assets on an ongoing basis. Future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT for U.S. federal income tax purposes or the U.S. federal income tax consequences of such qualification. Accordingly, it is possible that we may not meet the requirements for qualification as a REIT.

If, with respect to any taxable year, we fail to maintain our qualification as a REIT, we would not be allowed to deduct distributions to stockholders in computing our taxable income. If we were not entitled to relief under the relevant statutory provisions, we would also be disqualified from treatment as a REIT for the four subsequent taxable years. If we fail to qualify as a REIT, we would be subject to entity-level income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate tax rates. As a result, the amount available for distribution to holders of our Class A common stock would be reduced for the year or years involved, and we would no longer be required to make distributions. In addition, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and adversely affect the value of our Class A common stock.

The opinion of our tax counsel regarding our status as a REIT does not guarantee our ability to qualify as a REIT.

Our tax counsel, Goodwin Procter LLP, will render an opinion to us to the effect that our prior and proposed organization, ownership and method of operation as represented by management have enabled and will enable us to satisfy the requirements for qualification and taxation as a REIT commencing with our taxable year ending December 31, 2014. This opinion will be based on representations made by us as to certain factual matters relating to our ownership, organization and our prior and intended or expected manner of operation. Goodwin Procter LLP will not verify those representations, and their opinion will assume that such representations and covenants are accurate and complete, that we have been owned, organized and operated and will be owned, organized and will continue to operate in accordance with such representations and covenants and that we will take no action inconsistent with our status as a REIT. In addition, this opinion will be based on the law existing and in effect as of its date and will not cover subsequent periods. Our qualification and taxation as a REIT will depend on our ability to meet on a continuing basis, through actual operating results, asset composition, distribution levels, diversity of share ownership and the various other qualification tests imposed under the Code, as discussed below. Goodwin Procter LLP has not reviewed and will not review our compliance with these tests on a continuing basis. Accordingly, the opinion of our tax counsel does not guarantee our ability to qualify as or remain a REIT, and no assurance can be given that we will satisfy such tests for our taxable year ending December 31, 2014 or for any future period. Also, the opinion of Goodwin Procter LLP is not binding on the IRS or any court, and could be subject to modification or withdrawal based on future legislative, judicial or administrative changes to U.S. federal income tax laws, any of which could be applied retroactively. Goodwin Procter LLP will have no obligation to advise us or the holders of our stock of any subsequent change in the matters stated, represented or assumed in its opinion or of any subsequent change in applicable law.

We may owe certain taxes notwithstanding our qualification as a REIT.

Even if we qualify as a REIT, we will be subject to certain U.S. federal, state and local taxes on our income and property, on taxable income that we do not distribute to our stockholders, on net income from certain “prohibited transactions,” and on income from certain activities conducted as a result of foreclosure. We may, in certain circumstances, be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Code to maintain our qualification as a REIT. In addition, we may provide services that are not customarily provided by a landlord, hold properties for sale and engage in other activities (such as a management business) through TRSs and the income of those subsidiaries will be subject to U.S. federal income tax at regular corporate rates. Furthermore, to the extent that we conduct operations outside of the United States, our operations would subject us to applicable foreign taxes, regardless of our status as a REIT for U.S. tax purposes.

If our operating partnership is treated as a corporation for U.S. federal income tax purposes, we will cease to qualify as a REIT.

We believe our operating partnership qualifies and will continue to qualify as a partnership for U.S. federal income tax purposes. Assuming that it qualifies as a partnership for U.S. federal income tax purposes, our operating partnership will not be subject to U.S. federal income tax on its income. Instead, its partners, including us, generally are required to pay tax on their respective allocable share of our operating partnership’s income. No assurance can be provided, however, that the IRS will not challenge our operating partnership’s status as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership as a corporation for U.S. federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, therefore, cease to qualify as a REIT, and our operating partnership would become subject to U.S. federal, state and local income tax. The payment by our operating partnership of income tax would reduce significantly the amount of cash available to our partnership to satisfy obligations to make principal and interest payments on its debt and to make distribution to its partners, including us.

Dividends payable by REITs generally do not qualify for reduced tax rates.

The maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. stockholders that are individuals, trusts and estates generally is 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rates and therefore may be subject to a 39.6% maximum U.S. federal income tax rate on ordinary income when paid to such stockholders. The more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates or are otherwise sensitive to these lower rates to perceive investments in REITs to be relatively less attractive than investments in the stock of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our Class A common stock.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes, which could reduce the basis of a stockholder’s investment in shares of our Class A common stock and may trigger taxable gain.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of our distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of our distributions for a year exceeds our current and accumulated earnings and profits for that year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares. See “U.S. Federal Income Tax Considerations.”

Complying with the REIT requirements may cause us to forego otherwise attractive opportunities or liquidate certain of our investments.

To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. We may be required to make distributions to our stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may, for instance, hinder our ability to make certain otherwise attractive investments or undertake other activities that might otherwise be beneficial to us and our stockholders, or may require us to borrow or liquidate investments in unfavorable market conditions and, therefore, may hinder our investment performance. As a REIT, at the end of each calendar quarter, at least 75% of the value of our assets must consist of cash, cash items, U.S. Government securities and qualified “real estate assets.” The remainder of our investments in securities (other than cash, cash items, U.S. Government securities, securities issued by a TRS and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than cash, cash items, U.S. Government securities, securities issued by a TRS and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total securities can be represented by securities of one or more TRSs. After meeting these requirements at the close of a calendar quarter, if we fail to comply with these requirements at the end of any subsequent calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification. As a result, we may be required to liquidate from our portfolio or forego otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

We may be subject to a 100% penalty tax on any prohibited transactions that we enter into, or may be required to forego certain otherwise beneficial opportunities in order to avoid the penalty tax on prohibited transactions.

If we are found to have held, acquired or developed property primarily for sale to customers in the ordinary course of business, we may be subject to a 100% “prohibited transactions” tax under U.S. federal tax laws on the gain from disposition of the property unless the disposition qualifies for one or more safe harbor exceptions for properties that have been held by us for at least two years and satisfy certain additional requirements (or the disposition is made through a TRS and, therefore, is subject to corporate U.S. federal income tax). Under existing law, whether property is held primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances. We intend to hold, and, to the extent within our control, to have any joint venture to which our operating partnership is a partner hold, properties for investment with a view to long-term appreciation, to engage in the business of acquiring, owning, operating and developing the properties, and to make sales of our properties and other properties acquired subsequent to the date hereof as are consistent with our investment objectives. Based upon our investment objectives, we believe that overall, our properties should not be considered property held primarily for sale to customers in the ordinary course of business. However, it may not always be practical for us to comply with one of the safe harbors, and, therefore, we may be subject to the 100% penalty tax on the gain from dispositions of property if we otherwise are deemed to have held the property primarily for sale to customers in the ordinary course of business. The potential application of the prohibited transactions tax could cause us to forego potential dispositions of other property or to forego other opportunities that might otherwise be attractive to us, or to hold investments or undertake such dispositions or other opportunities through a TRS, which would generally result in corporate income taxes being incurred.

REIT distribution requirements could adversely affect our liquidity and adversely affect our ability to execute our business plan.

In order to maintain our qualification as a REIT and to meet the REIT distribution requirements, we may need to modify our business plans. Our cash flow from operations may be insufficient to fund required distributions, for example, as a result of differences in timing between our cash flow, the receipt of income for GAAP purposes and the recognition of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, the creation of reserves, payment of required debt service or amortization payments, or the need to make additional investments in qualifying real estate assets. The insufficiency of our cash flow to cover our distribution requirements could require us to (i) sell assets in adverse market conditions, (ii) borrow on unfavorable terms, (iii) distribute amounts that would otherwise be invested in future acquisitions or capital expenditures or used for the repayment of debt, (iv) pay dividends in the form of “taxable stock dividends” or (v) use cash reserves, in order to comply with the REIT distribution requirements. As a result, compliance with the REIT distribution requirements could adversely affect the market value of our Class A common stock. The inability of our cash flow to cover our distribution requirements could have an adverse impact on our ability to raise short and long-term debt or sell equity securities. In addition, if we are compelled to liquidate our assets to repay obligations to our lenders or make distributions to our stockholders, we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as property held primarily for sale to customers in the ordinary course of business.

The ability of our board of directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we will not be allowed a deduction for dividends paid to stockholders in computing our taxable income and will be subject to U.S. federal income tax at regular corporate rates, as well as state and local taxes, which may have adverse consequences on our total return to our stockholders.

Our ability to provide certain services to our tenants may be limited by the REIT rules, or may have to be provided through a TRS.

As a REIT, we generally cannot provide services to our tenants other than those that are customarily provided by landlords, nor can we derive income from a third party that provides such services. If we forego providing such services to our tenants, we may be at disadvantage to competitors who are not subject to the same restrictions. However, we can provide such non-customary services to tenants or share in the revenue from such services if we do so through a TRS, though income earned through the TRS will be subject to corporate income taxes.

We expect to earn fees from certain tenant improvement services we will provide to our tenants. Gross income from such services generally may only constitute qualifying income for purposes of the 75% and 95% gross income tests to the extent that it is attributable to services provided to our tenants in connection with the entering into or renewal of a lease. In addition, services provided to our tenants other than in such circumstances might constitute non-customary services. As a result, to the extent that we provide tenant improvement services to tenants other than in connection with the entering into or renewal of a lease, we expect to provide such services through a TRS, which will be subject to full corporate tax with respect to such income.

Although our use of TRSs may partially mitigate the impact of meeting certain requirements necessary to maintain our qualification as a REIT, there are limits on our ability to own and engage in transactions with TRSs, and a failure to comply with the limits would jeopardize our REIT qualification and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% of the value of a REIT’s assets may consist of securities of one or more TRSs. In addition, rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are treated as not being conducted on an arm’s-length basis. We intend to jointly elect with one or more subsidiaries for those subsidiaries to be treated as TRSs for U.S. federal income tax purposes. These subsidiaries and any other TRSs that we form will pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but is not required to be distributed to us. Although we will monitor the aggregate value of the securities of such TRSs and intend to conduct our affairs so that such securities will represent less than 25% of the value of our total assets, there can be no assurance that we will be able to comply with the TRS limitation in all market conditions.

Possible legislative, regulatory or other actions could adversely affect our stockholders and us.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect our stockholders or us. In recent years, many such changes have been made and changes are likely to continue to occur in the future. We cannot predict whether, when, in what form, or with what effective dates, tax laws, regulations and rulings may be enacted, promulgated or decided, which could result in an increase in our, or our stockholders’, tax liability or require changes in the manner in which we operate in order to minimize increases in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on our assets or income or be subject to additional restrictions. These increased tax costs could, among other things, adversely affect our financial condition, the results of operations and the amount of cash available for the payment of dividends.

Stockholders are urged to consult with their own tax advisors with respect to the impact that recent legislation may have on their investment and the status of legislative, regulatory or administrative developments and proposals and their potential effect on their investment in our shares. In particular, certain members of Congress recently circulated a draft of proposed legislative changes to the REIT rules that, if ultimately adopted, could adversely affect our REIT status, including reducing the maximum amount of our gross asset value in TRSs from 25% to 20%.

Our property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flow.

Even if we qualify as a REIT for U.S. federal income tax purposes, we will be required to pay state and local taxes on our properties. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. In particular, our portfolio of properties may be reassessed as a result of this offering. Therefore, the amount of property taxes we pay in the future may increase substantially from what we have paid in the past. If the property taxes we pay increase, our financial condition, results of operations, cash flow, per share trading price of our Class A common stock and our ability to satisfy our principal and interest obligations and to make distributions to our stockholders could be adversely affected.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. In particular, statements relating to our liquidity and capital resources, portfolio performance and results of operations contain forward-looking statements. Furthermore, all of the statements regarding future financial performance (including market conditions and demographics) are forward-looking statements. We caution investors that any forward-looking statements presented in this prospectus are based on management’s beliefs and assumptions made by, and information currently available to, management. When used, the words “anticipate,” “believe,” “expect,” “intend,” “may,” “might,” “plan,” “estimate,” “project,” “should,” “will,” “would,” “result” and similar expressions that do not relate solely to historical matters are intended to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements are subject to risks, uncertainties and assumptions and may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We caution you therefore against relying on any of these forward-looking statements.

Some of the risks and uncertainties that may cause our actual results, performance, liquidity or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

•

risks associated with our dependence on the U.S. Government and its agencies for substantially all of our revenues, including credit risk and risk that the U.S. Government reduces its spending on real estate or that it changes it preference away from leased properties;

•	risks associated with ownership and development of real estate;

•	decreased rental rates or increased vacancy rates;

•	loss of key personnel;

•	general volatility of the capital and credit markets and the market price of our Class A common stock;

•	the risk we may lose one or more major tenants;

•	failure of acquisitions or development projects to yield anticipated results;

•	risks associated with actual or threatened terrorist attacks;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;

•	insufficient amounts of insurance or exposure to events that are either uninsured or underinsured;

•	uncertainties and risks related to adverse weather conditions, natural disasters and climate change;

•	exposure to liability relating to environmental and health and safety matters;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments and the nature of our assets;

•	exposure to litigation or other claims;

•	risks associated with breaches of our data security;

•	risks associated with our indebtedness;

•	failure to refinance current or future indebtedness on favorable terms, or at all;

•	failure to meet the restrictive covenants and requirements in our existing and new debt agreements;

•	fluctuations in interest rates and increased costs to refinance or issue new debt;

•	risks associated with derivatives or hedging activity; and

•	risks associated with mortgage debt or unsecured financing or the unavailability thereof, which could make it difficult to finance or refinance properties and could subject us to foreclosure.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. They are based on estimates and assumptions only as of the date of this prospectus. We undertake no obligation to update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes, except as required by applicable law.

USE OF PROCEEDS

We estimate that we will receive gross proceeds from this offering of approximately $            million or approximately $            million if the underwriters’ over-allotment option is exercised in full, in each case assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus. After deducting the underwriting discount and commissions and estimated offering expenses of approximately $            million, we expect to receive net proceeds from this offering of approximately $            million, or approximately $            million if the underwriters’ over-allotment option is exercised in full.

We will contribute the net proceeds from this offering to our operating partnership in exchange for common units. We expect our operating partnership to use a portion of the net proceeds received from us to repay $         million in outstanding indebtedness and any applicable repayment costs, defeasance costs, settlement of interest rate swap liabilities and other costs and fees associated with such repayments. Exact payment amounts may differ from estimates due to amortization of principal, additional borrowings and incurrence of additional transaction expenses.

The following table describes the mortgage indebtedness that we intend to repay with the net proceeds from this offering and amounts borrowed by us under our new senior unsecured credit facility at the closing of this offering.

Property	Fixed/Floating Rate	Current Annual Interest Rate	Maturity Date	Repayment
(amounts in thousands)
	%	%		$
	%	%
	%	%
	%	%
	%	%
	%	%
Total principal repayment
Settlement of interest rate swap liabilities

Debt repayment fees

Total repayment and associated costs				$

We expect to use any remaining net proceeds for general corporate purposes, including capital expenditures and potential future acquisition, development and redevelopment opportunities. Pending the application of the net proceeds, we will invest the net proceeds in interest-bearing accounts and short-term, interest-bearing securities in a manner that is consistent with our qualification as a REIT.

An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price per share, which is the midpoint of the range set forth on the front cover of this prospectus, and after deducting the underwriting discount and commissions and estimated offering expenses, would increase (decrease) our net proceeds from this offering by $         million. A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, based on the midpoint of the range set forth on the front cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the underwriting discount and commissions and estimated offering expenses.

DISTRIBUTION POLICY

We intend to pay regular quarterly distributions to holders of our Class A common stock. We intend to pay a pro rata initial distribution with respect to the period commencing on the completion of this offering and ending on the last day of the then current fiscal quarter, based on $         per share for a full quarter. On an annualized basis, this would be $         per share, or an annual distribution rate of approximately     % based on an assumed initial public offering price at the midpoint of the price range set forth on the front cover of this prospectus. This initial annual distribution rate will represent approximately     % of pro forma cash available for distribution for the 12 months ended             , 2015, as adjusted to exclude certain items we do not expect to recur during the 12 months following             , 2014, and reflect certain assumptions regarding our future cash flows during this period as presented in the table and footnotes below.

Estimated cash available for distribution for the 12 months ending             , 2015, as adjusted, does not include the effect of any changes in our working capital. This number also does not reflect the amount of cash to be used for investing, acquisition and other activities during the 12 months following             , 2014, other than a reserve for contractual tenant improvements and other maintenance capital expenditures. It also does not reflect the amount of cash to be used for financing activities during the 12 months following             , 2014, other than scheduled loan principal amortization payments on indebtedness that will be outstanding upon completion of this offering. Any such investing and/or financing activities may have a material effect on our cash available for distribution. Because we have made the assumptions set forth above in calculating cash available for distribution for the 12 months ending             , 2015, as adjusted, we do not intend this number to be a projection or forecast of our actual results of operations, FFO, as Adjusted or our liquidity, and have calculated this number for the sole purpose of determining our estimated initial annual distribution rate. Our estimated cash available for distribution for the 12 months ending             , 2015, as adjusted, should not be considered as an alternative to cash flow from operating activities, as computed in accordance with GAAP, or as an indicator of our liquidity or our ability to pay dividends or make other distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future dividends or other distributions.

We intend to maintain a distribution rate for the 12 months following completion of this offering that is at or above our initial distribution rate unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in determining our initial distribution rate. Any future distributions we make will be at the discretion of our board of directors and will be dependent upon a number of factors, including prohibitions or restrictions under financing agreements or applicable law and other factors described below. We do not intend to reduce the expected distributions per share if the underwriters’ option to purchase additional shares of Class A common stock is exercised to cover over-allotments. We will be subject to prohibitions on distributions if we are in default under the senior unsecured credit facility we intend to enter into in connection with this offering as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

We cannot assure you that our estimated distributions will be made or sustained or that our board of directors will not change our distribution policy in the future. Any distributions we pay in the future will depend upon our actual results of operations, liquidity, cash flows, financial conditions, economic conditions, debt service requirements and other factors that could differ materially from our current expectations. Our actual results of operations, liquidity, cash flows and financial conditions will be affected by a number of factors, including the revenue we receive from our properties, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our ability to pay dividends and make other distributions to our stockholders, please see “Risk Factors.”

U.S. federal income tax law requires that a REIT distribute annually at least 90% of its taxable income (without regard to the dividends paid deduction and excluding net capital gains) and that it pay U.S. federal income tax at regular corporate rates to the extent that it distributes annually less than 100% of its taxable income

(including capital gains). In addition, a REIT is required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. For more information, please see “U.S. Federal Income Tax Considerations.” We anticipate that our cash available for distribution will be sufficient to enable us to meet the annual distribution requirements applicable to REITs and to avoid or minimize the imposition of U.S. federal income and excise taxes. However, under some circumstances, we may be required to pay distributions in excess of cash available for distribution in order to meet these distribution requirements or to avoid or minimize the imposition of tax, and we may need to borrow funds or dispose of assets to make such distributions.

It is possible that, at least initially, our distributions will exceed our then current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Therefore, a portion of our distributions may represent a return of capital for U.S. federal income tax purposes. That portion of our distributions in excess of our current and accumulated earnings and profits will not be taxable to a taxable U.S. stockholder under current U.S. federal income tax law to the extent that portion of our distributions do not exceed the stockholder’s adjusted tax basis in the stockholder’s common stock, but rather will reduce the adjusted basis of the common stock. As a result, the gain recognized on a subsequent sale of that common stock or upon our liquidation will be increased (or a loss decreased) accordingly. To the extent those distributions exceed a taxable U.S. stockholder’s adjusted tax basis in his, her or its common stock, they generally will be treated as a capital gain realized from the taxable disposition of those shares. The percentage of our stockholder distributions that exceeds our current and accumulated earnings and profits may vary substantially from year to year. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see “U.S. Federal Income Tax Considerations.”

The following table describes our pro forma net income/loss for the 12 months ended             , 2014, and the adjustments we have made to calculate our pro forma cash available for distribution for the 12 months ending             , 2015, as adjusted (amounts in thousands, except per share amounts):

Pro forma net income / (loss) for the 12 months ended December 31, 2013	$
Less: Pro forma net income / (loss) for the months ended , 2013
Add: Pro forma net income / (loss) for the months ended , 2014

Pro forma net income / (loss) for the 12 months ended , 2014

Add: Pro forma real estate depreciation and amortization
Add: Net increases in contractual rental income(1)
Add: Net effects of straight-lining rental income(2)
Less: Net effects of above-/below-market rent adjustments(3)
Add: Net increases in contractual tenant reimbursements(4)
Less: Net increases in corporate general and administrative(5)
Add: Non-cash compensation expense(6)

Estimated cash flow from operating activities for the 12 months ended , 2015
Less: Estimated annual provision for contractual tenant improvements(7)
Less: Estimated annual provision for maintenance capital expenditures(8)
Less: Scheduled debt principal payments(9)

Estimated cash available for distribution for the 12 months ended , 2015	$

Total estimated initial annual distribution to holders of common units
Total estimated initial annual distribution to holders of Class A common stock

Total estimated initial annual distribution to holders of Class A common stock and common units	$

Estimated initial annual distributions per share of Class A common stock(10)
Payout ratio based on our share of estimated cash available for distribution(11)

(1)	Represents the net increases in contractual rental income from (i) existing leases, (ii) new leases that were not in effect for the entire 12 months ended , 2014, (iii) the renewal of our one lease that expired on September 30, 2014 and has been renewed through September 30, 2019 and (iv) the renewal of our one lease that expires in the 12 months ending , 2015 where we have a nonbinding agreement of terms with the tenant. No net decreases in contractual rental income are anticipated.
(2)	Represents the conversion of estimated rental revenues for the 12 months ended , 2014 from a straight-line accrual basis to a cash basis recognition.
(3)	Represents the elimination of non-cash adjustments for above-/below-market leases for the 12 months ended , 2014.
(4)	Represents the increase in tenant reimbursements from (i) growth in urban CPI equivalent to the annualized growth rate experienced in the years ended December 31, 2011, 2012 and 2013 and the months ended , 2014 and (ii) the renewal of our one lease that expired on September 30, 2014 and has been renewed through September 30, 2019 and (iii) the renewal of our one lease that expires in the 12 months ending , 2015 where we have a nonbinding agreement of terms with the tenant.

The following table sets forth growth in urban CPI:

	Year Ended December 31,			Six Months Ended June 30, 2014	Weighted Average January 1, 2011 - , 2014
	2011	2012	2013
Urban CPI growth, annualized

(5)	Represents the increase in corporate general and administrative from contractual employment agreements that were not in effect for the 12 months ended , 2014.
(6)	Represents non-cash compensation expense related to carried interest granted from Easterly Fund I and Easterly Fund II to our executive officers, certain of our other employees and certain other persons for the 12 months ended , 2014.
(7)	Provision for contractual tenant improvements that includes $ in committed tenant improvement costs to be paid or incurred for the 12 months ending , 2015 related to any existing leases as of , 2014. There were no tenant improvement costs in association with the renewal of our one lease that expired on September 30, 2014 and that has been renewed through September 30, 2019. There will be no tenant improvement costs in association with the renewal of our one lease that expires in the 12 months ending , 2015 where we have a nonbinding agreement of terms with the tenant.
(8)	Represents weighted average maintenance capital expenditures per square foot of our predecessor for the years ended December 31, 2011, 2012 and 2013 and the months ended , 2014 multiplied by the square footage in our initial portfolio. Maintenance capital expenditures is defined as expenditures made in respect of a property for maintenance of such property and replacement of items due to ordinary wear and tear. The following table sets forth our predecessor’s maintenance capital expenditures:

Weighted Average January 1, 2011 -
Six Months Ended
Year Ended December 31,
	2011	2012	2013	June 30, 2014	, 2014
Maintenance capital expenditures per square foot

(9)	Represents scheduled principal amortization for the 12 months ending , 2015 after giving effect to the repayment of million of debt that we intend to repay using net proceeds from this offering.
(10)	Based on a total of shares of Class A common stock and common units to be outstanding after this offering.
(11)	Calculated as estimated initial annual distribution per share of Class A common stock divided by our share of estimated cash available for distribution per share for the 12 months ending , 2015.

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2014:

•	on a historical basis reflecting the cash and capitalization of our predecessor;

•	on a pro forma basis giving effect to:

•	the disposal of one property by our predecessor in August 2014;

•	the formation transactions, which include:

•

the contribution of the Easterly Funds’ interest in 15 property-owning subsidiaries and the contribution of the management entities to our operating partnership in exchange for an aggregate of                 shares of the company’s Class A common stock,                 common units in our operating partnership and                 shares of the company’s Class B common stock;

•	the acquisition of the interest in 15 Western Devcon properties from Western Devcon in exchange for common units in our operating partnership and shares of the company’s Class B common stock; and

•

on a pro forma as adjusted basis giving effect to (1) the items noted above, (2) the sale by us of                 shares of Class A common stock in this offering, assuming a public offering price of $                per share, which is the midpoint of the range set forth on the front cover of this prospectus and our receipt of the estimated net proceeds from this offering after deducting the underwriting discounts and commission, and estimated offering expenses (assuming no exercise of the underwriters’ option to purchase up to                 additional shares of Class A common stock to cover over-allotments) and (3) the closing of our new senior unsecured credit facility, upon the completion of this offering consisting of a $             million term loan and a $             million revolving line of credit, of which we expect $             million will be drawn at completion of this offering and (4) the use of proceeds from this offering.

You should read this table in conjunction with “Use of Proceeds,” “Summary Consolidated Historical and Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business and Properties—Pro Forma Indebtedness” and “Structure and Formation of Our Company” and the consolidated financial statements and unaudited pro forma condensed consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

As of June 30, 2014
	Historical		Pro Forma		Pro Forma as Adjusted
(amounts in thousands, except share and per share data)
Cash	$		$		$

Debt:
Mortgage notes payable	$		$		$
Term loan(1)

Total debt(2)
Members’ capital/Stockholders’ equity
Members’ capital
Preferred stock, par value $0.01 per share shares authorized; no shares issued and outstanding
Class A common stock, par value $0.01 per share
shares authorized; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted
Class B common stock, par value $0.01 per share
shares authorized; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted
Additional paid-in capital
Accumulated deficit
Non-controlling interest in operating partnership
Non-controlling interest in predecessor

Total Members’ capital/Stockholders’ equity

Total Capitalization		$		$		$

(1)	The term loan will mature on and will bear interest initially at the rate of %.
(2)	The company expects to enter into a $ million revolving line of credit with an accordion feature that will provide the company with additional capacity, subject to the satisfaction of customary terms and conditions, of up to $ million.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus, would increase (decrease) each of cash, total stockholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $         million, assuming that the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. An increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us, as set forth on the front cover of this prospectus, would increase (decrease) cash, total

stockholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $         million, assuming no change in the assumed initial public offering price per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

The number of Class A common shares outstanding on a pro forma as adjusted basis in the table above excludes:

•	shares of Class A common stock available for future issuance under our 2014 Equity Incentive Plan; and

•

    shares of Class A common stock that may be issued, at our option, upon exchange of     common units and     shares of Class B common stock to be issued in the formation transactions and common units that, subject to the satisfaction of certain conditions, are issuable upon conversion of     LTIP units to be granted to our executive officers, non-employee directors and employees concurrently with the completion of this offering.

DILUTION

If you invest in our Class A common stock offered by this prospectus, your interest will be diluted immediately to the extent of the difference between the initial public offering price of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after the completion of this offering.

Our pro forma net tangible book value as of June 30, 2014 was approximately $         million, or $        per share of Class A common stock, assuming the exchange of             common units into the same number of shares of Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, after giving effect to the formation and capitalization of our company and the formation transactions. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of Class A shares outstanding, assuming the exchange of             common units into the same number of shares of Class A common stock after giving effect to the formation and capitalization of the company and the formation transactions.

After giving effect to the sale of             shares of Class A common stock at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions, and estimated offering expenses, the closing of our new $             million senior unsecured credit facility consisting of a $             million term loan and a $             million revolving line of credit, of which $         was drawn at completion of this offering, and the use of proceeds of our offering as described under “Use of Proceeds,” our pro forma, as adjusted, net tangible book value as of June 30, 2014 would have been $         million, or $         per share of Class A common stock. This represents an immediate dilution of $             per share of Class A common stock in pro forma as adjusted net tangible book value to new investors purchasing Class A common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial offering price per share		$
Pro forma net tangible book value per share as of June 30, 2014	$
Increase in pro forma net tangible book value per share attributable to investors in this offering

Pro forma as adjusted net tangible book value per share as of June 30, 2014 (after giving effect to this offering)

Dilution in pro forma as adjusted net tangible book value per share to new investors participating in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $         million, our pro forma as adjusted net tangible book value per share after this offering by $         and dilution per share to new investors purchasing shares in this offering by $        , assuming that the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. An increase of 1,000,000 shares in the number of shares of Class A common stock offered by us, as set forth on the front cover of this prospectus, would increase the pro forma as adjusted net tangible book value per share after this offering by $         and decrease the dilution per share to new investors participating in this offering by $        , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions. A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the front cover of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by $        , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

If the underwriters exercise their over-allotment option, you will experience further dilution.

The table below summarizes (1) the difference between the number of shares of Class A common stock and common units in our operating partnership to be received by the continuing investors in the formation transactions and the number of shares of Class A common stock to be received by new investors purchasing shares in this offering, and (2) the difference between our pro forma net tangible book value as of June 30, 2014 after giving effect to the formation transactions and other pro forma adjustments but prior to this offering and the total consideration paid in cash by the new investors purchasing shares in this offering (based on the midpoint of the price range set forth on the front cover of this prospectus) on an aggregate and per share/unit basis.

	Class A Shares/Common Units Issued			Total Consideration			Average Price Per Share
	Number	Percentage		Amount	Percentage
(amounts in thousands, except share and per share data)
Continuing Investors and Western Devcon			%	$		%	$
LTIP units/shares of restrict stock to be granted to executive officers, non-employee directors and employees in connection with the offering			%			%	$

New investors			%			%	$

Total			%			%	$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus, would increase (decrease) the total consideration paid by new investors participating in this offering by $         million, or increase (decrease) the percent of total consideration paid by new investors participating in this offering by     %, assuming the number of shares of Class A common stock offered by us, as set forth on the front cover of this prospectus, remains the same and before deducting underwriting discounts and commission and estimated offering expenses. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the front cover of this prospectus, would increase (decrease) the total consideration paid by new investors by $         million and increase (decrease) the percent of total consideration paid by new investors participating in this offering by     %, assuming no change in the assumed initial public offering price.

The table above assumes no exercise of the underwriters’ over-allotment option. If the underwriters exercise their option to purchase up to             additional shares of Class A common stock in full, the following will occur:

•

the number of shares of Class A common stock purchased by new investors participating in this offering will increase to             , or approximately     % of the total number of shares of Class A common stock outstanding; and

•	the immediate dilution experienced by new investors participating in this offering will be $ per share and the pro forma net tangible book value per share will be $ per share.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF OUR PREDECESSOR

The following table sets forth selected consolidated historical financial data and other operating data of our predecessor as of the dates and for the periods presented. We have not presented historical information for Easterly Government Properties, Inc. because it has not had any activity since its formation on October 9, 2014, other than the issuance of 1,000 shares of its common stock as part of its initial capitalization and activity in connection with our formation transactions and this offering, and because we believe that a presentation of the results of Easterly Government Properties, Inc. would not be meaningful.

The term “our predecessor” refers to the consolidation of Easterly Partners, LLC and its subsidiaries, including the Easterly Funds and the management entities.

The selected consolidated historical financial information as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 has been derived from our predecessor’s unaudited consolidated financial statements included elsewhere in this prospectus. The selected consolidated historical financial information as of December 31, 2013 and 2012 and for the years ended December 31, 2013 and 2012 has been derived from our predecessor’s audited consolidated financial statements included elsewhere in this prospectus.

The Easterly Funds use investment company accounting and, accordingly, account for their investments based on fair value. For further information, see Note 1 in the “Unaudited Pro Forma Consolidated Financial Statements” appearing elsewhere in this prospectus. Going forward we will account for the properties owned by the Easterly Funds using historical cost accounting instead of investment company accounting. Moving from investment company accounting to historical cost accounting will result in significant changes in the presentation of our consolidated financial statements following the formation transactions. Our future financial condition and results of operations will differ significantly from, and will not be comparable with, the historical financial position and results of operations of our predecessor.

Since the information presented below is only a summary and does not provide all of the information contained in the historical consolidated financial statements of our predecessor, including the related notes, you should read the following in conjunction with the information contained in “Structure and Formation of Our Company,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and unaudited pro forma condensed consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

	Predecessor Historical
	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012
	(amounts in thousands)
Statement of Operations Data:
Income
Income from real estate investments	$2,742	$1,747	$4,006	$1,785
Other income	—	—	—	202

Total income	2,742	1,747	4,006	1,987

Expenses
Fund general and administrative	560	838	1,299	518
Corporate general and administrative	1,268	1,868	4,281	2,663

Total expenses	1,828	2,706	5,580	3,181
Net investment gain/loss	914	(959)	(1,574)	(1,194)
Net unrealized gain on investments	47,220	7,336	27,641	10,841

	Predecessor Historical
	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012
	(amounts in thousands)
Net increase in capital resulting from operations	$48,134	$6,377	$26,067	$9,647
Capital attributable to non-controlling interests	49,489	8,249	30,381	12,290

Capital attributable to common members	$(1,355)	$(1,872)	$(4,314)	$(2,643)

Statement of Assets, Liabilities and Capital Data (As of End of Period)
Real estate investments, at fair value	$248,837		$173,099	$102,753
Cash and cash equivalents	1,123		3,363	720
Total assets	250,254		177,902	103,871
Total liabilities	366		1,218	443
Total capital	249,888		176,684	103,428

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The following discussion sets forth the unaudited pro forma condensed consolidated balance sheet as of June 30, 2014 and the unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2014 and for the year ended December 31, 2013 for Easterly Government Properties, Inc. (together with its consolidated subsidiaries, the “company”, “we”, “our”, or “us”). The term “our predecessor” refers to Easterly Partners, LLC and its consolidated subsidiaries, including the Easterly Funds and the management entities.

We have not had any operating activities since our formation on October 9, 2014. Easterly Government Properties LP, which we refer to as our operating partnership, was formed as a Delaware limited partnership on October 10, 2014. Upon the completion of this offering and the formation transactions, as defined below, substantially all of our assets will be held by, and substantially all of our operations will be conducted through, our operating partnership, either directly or through its subsidiaries, and we will be the sole general partner of our operating partnership. At such time, we will own     % of, and will have control of, our operating partnership. Accordingly, the company will consolidate the assets, liabilities and results of operations of the operating partnership and its subsidiaries.

The pro forma condensed consolidated balance sheet and the pro forma condensed consolidated statements of operations reflect:

	Pro Forma Condensed Consolidated Balance Sheet Column	Pro Forma Condensed Consolidated Statement of Operations Column
• the financial statements of Easterly Government Properties, Inc., reflecting the formation and capitalization of the company;	A	AA

• the financial results of our predecessor;	B	BB

• the sale of one property owned by the Easterly Funds and included in our predecessor, which was sold prior to the completion of this offering;	C	CC

• the formation transactions, which include

• the contribution of the Easterly Funds’ interest in the subsidiaries that own 15 properties, which we refer to as the Easterly properties, and the contribution of the management entities to our operating partnership in exchange for an aggregate of             shares of Class A common stock,          common units in our operating partnership and             shares of Class B common stock, which results in the cessation of investment company accounting used by our predecessor, which we refer to as the Easterly formation transactions,

	D, H	DD, HH

• the contribution of 15 properties from Western Devcon, which we refer to as Western Devcon properties, for              common units in our operating partnership and              shares of Class B common stock, which we refer to as, collectively with the Easterly formation transactions, the formation transactions;

	E, H	EE, HH

• the closing of our $ million new senior unsecured credit facility upon completion of this offering, consisting of a $ million term loan and a $ million revolving line of credit; and	F	FF

• the completion of this offering and the use of proceeds therefrom.	G, H	GG, HH

In addition, these condensed consolidated pro forma financial statements reflect the impact of the above adjustments on pro forma earnings per share as depicted in adjustment (II).

Our unaudited pro forma condensed consolidated financial statements do not purport to (1) represent our financial position had the formation transactions, the closing of the new senior unsecured credit facility, the completion of this offering and the use of proceeds therefrom occurred on June 30, 2014, (2) represent our results of operations that would have actually occurred had the formation transactions, the closing of the new senior unsecured credit facility, the completion of this offering and the use of proceeds therefrom occurred on January 1, 2013 or (3) project our financial position or results of operations as of any future date or for any future period, as applicable.

Easterly Government Properties, Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of June 30, 2014

(Amounts in thousands except share and per share data)

	Easterly Government Properties, Inc.	Easterly Partners, LLC	Sale of Property	Cessation of Investment Company Accounting	Western Devcon Acquisition	Company Pro Forma Prior to Offering	Credit Facility	The Offering	Other Adjustments	Company Pro Forma
	(A)	(B)	(C)	(D)	(E)		(F)	(G)	(H)
Assets
Real estate properties:
Land	$	$	$	$	$	$	$	$	$	$
Buildings and improvements
Tenant improvements
Furniture and fixtures

Less: accumulated depreciation

Real estate properties
Real estate investments, at fair value		248,837
Cash and cash equivalents	1	1,123
Restricted cash
Accounts receivable
Deferred costs
Intangible assets
Prepaid expenses and other assets		294

Total assets	$1	$250,254	$	$	$	$	$	$	$	$

Easterly Government Properties, Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet (continued)

As of June 30, 2014

(Amounts in thousands except share and per share data)

	Easterly Government Properties, Inc.	Easterly Partners, LLC	Sale of Property	Cessation of Investment Company Accounting	Western Devcon Acquisition	Company Pro Forma Prior to Offering	Credit Facility	The Offering	Other Adjustments	Company Pro Forma
	(A)	(B)	(C)	(D)	(E)		(F)	(G)	(H)
Liabilities and Stockholders’ Equity
Liabilities:
Mortgage notes payable	$	$	$	$	$	$	$	$	$	$
Accounts payable and accrued liabilities		366
Term loan
Revolving credit facility
Interest rate swap liabilities
Unearned rent
Intangible liabilities
Other liabilities

Total liabilities		366

Stockholders’ equity:
Common stock
Additional paid-in capital	1
Retained earnings
Predecessor capital		4,739
Non-controlling interest in predecessor
Non-controlling interest in operating partnership		245,149

Total stockholders’ equity	1	249,888

Total liabilities and stockholders’ equity	$1	$250,254	$	$	$	$	$	$	$	$

Easterly Government Properties, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Six Months Ended June 30, 2014

(Amounts in thousands except share and per share data)

	Easterly Government Properties, Inc.	Easterly Partners, LLC	Sale of Property	Cessation of Investment Company Accounting	Western Devcon Acquisition	Company Pro Forma Prior to Offering	Credit Facility	The Offering	Other Adjustments	Company Pro Forma
	(AA)	(BB)	(CC)	(DD)	(EE)		(FF)	(GG)	(HH)	(II)
Revenues
Income from real estate investments	$	$2,742	$	$	$	$	$	$	$	$
Rental income
Tenant reimbursements
Other income

Total revenues	$	$2,742	$	$	$	$	$	$	$	$

Expenses
Property operating
Real estate taxes
Depreciation and amortization
Fund general and administrative		560
Corporate general and administrative		1,268
Other

Total expenses		1,828

Operating income (loss)		914

Interest expense
Net unrealized gain (loss) on investments		47,220
Other non-operating income (expense)

Net income (loss)		48,134
Non-controlling interest in predecessor
Non-controlling interest in operating partnership		49,489

Net income (loss) available to common stockholders	$	$(1,355)	$	$	$	$	$	$	$	$

Pro forma income (loss) per share:
Basic and diluted										$

Pro forma weighted-average common shares outstanding:
Basic and diluted

Easterly Government Properties, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2013

(Amounts in thousands except share and per share data)

	Easterly Government Properties, Inc.	Easterly Partners, LLC	Sale of Property	Cessation of Investment Company Accounting	Western Devcon Acquisition	Company Pro Forma Prior to Offering	Credit Facility	The Offering	Other Adjustments	Company Pro Forma
	(AA)	(BB)	(CC)	(DD)	(EE)		(FF)	(GG)	(HH)	(II)
Revenues
Income from real estate investments	$	$4,006	$	$	$	$	$	$	$	$
Rental income
Tenant reimbursements
Other income

Total revenues	$	$4,006	$	$	$	$	$	$	$	$

Expenses
Property operating
Real estate taxes
Depreciation and amortization
Fund general and administrative		1,299
Corporate general and administrative		4,281
Other expenses

Total expenses		5,580

Operating income (loss)		(1,574)

Interest expense
Net unrealized gain (loss) on investments		27,641
Other non-operating income (expense)

Net income (loss)		26,067
Non-controlling interest in predecessor
Non-controlling interest in operating partnership		30,381

Net income (loss) available to common stockholders	$	$(4,314)	$	$	$	$	$	$	$	$

Pro forma income (loss) per share:
Basic and diluted										$

Pro forma weighted-average common shares outstanding:
Basic and diluted

Easterly Government Properties, Inc. and Subsidiaries

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

1. Basis of Presentation

The accompanying unaudited pro forma condensed consolidated financial statements are presented to reflect the following:

Sale of Property

The SSA—Del Rio property held by Easterly Fund I as of June 30, 2014 was sold for approximately $0.5 million on August 15, 2014.

Easterly Formation Transactions

As a result of the formation transactions, our operating partnership will indirectly own all of the investments of the Easterly Funds and other assets of our predecessor. Historically, the Easterly Funds, which are controlled by our predecessor, have qualified as investment companies pursuant to Accounting Standards Codification Topic 946 Financial Services—Investment Companies, or ASC 946, and, as a result, our predecessor’s consolidated financial statements have accounted for the Easterly Funds using specialized accounting applicable to investment companies. In accordance with investment company accounting, the investments of the Easterly Funds that qualify as investment companies are reflected on our predecessor’s consolidated statements of assets, liabilities and capital at fair value as opposed to historical cost, less accumulated depreciation and impairments, if any. In addition, our predecessor’s consolidated statements of operations do not reflect revenues and other income or operating and other expenses from operations underlying these investments. Instead, these statements of operations reflect the change in fair value of the Easterly Funds’ investments, whether realized or unrealized. Distributions from real estate entities are recorded as dividend income when received to the extent distributed from the estimated taxable earnings and profits of the underlying investment vehicle and a return of capital to the extent not in excess of the estimated taxable earnings and profits. However, as the properties contributed to us from the Easterly Funds that our predecessor controls will no longer be held by funds that qualify for investment company accounting, we will account for these properties following the Easterly formation transactions using historical cost accounting.

Contribution of the Western Devcon Properties

Western Devcon has entered into a contribution agreement with us and our operating partnership pursuant to which it will contribute its 100% interest in each of 15 properties to our operating partnership prior to or concurrently with the completion of this offering. In exchange for its contribution, Western Devcon will receive              common units in our operating partnership and             shares of Class B common stock. This contribution has been accounted for as a business combination using purchase accounting in accordance with GAAP.

Closing of Senior Unsecured Credit Facility

Upon the completion of this offering and the formation transactions, we intend to enter into a $        million senior unsecured credit facility with affiliates of certain of the underwriters consisting of a $        million term loan and a $        million revolving line of credit. Upon completion of this offering we expect to have $             million borrowed under the senior unsecured credit facility. This credit facility will have an accordion feature that will provide us with additional capacity, subject to the satisfaction of customary terms and conditions, of up to $        million, for a total facility size of not more than $        million. All of the proceeds from our term loan will be used to repay certain mortgage notes payable commensurate with the closing of our new credit facility.

Easterly Government Properties, Inc. and Subsidiaries

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

Offering and Use of Proceeds

We estimate that we will receive gross proceeds from this offering of approximately $         million or approximately $         million if the underwriters’ over-allotment option is exercised in full, in each case assuming an initial public offering price of $        per share, which is the midpoint of the price range set forth on the front cover of this prospectus. After deducting the underwriting discount and commissions and estimated offering expenses, we expect to receive net proceeds from this offering of approximately $         million, or approximately $         million if the underwriters’ over-allotment option is exercised in full.

We will contribute the net proceeds from this offering to our operating partnership in exchange for common units. We expect our operating partnership to use a portion of the net proceeds received from us to repay $         million in outstanding indebtedness and any applicable repayment costs, defeasance costs, settlement of interest rate swap liabilities and other costs and fees associated with such repayments.

2. Adjustments to the Pro Forma Condensed Consolidated Balance Sheet

(A) Easterly Government Properties, Inc.

Easterly Government Properties, Inc. is a newly formed Maryland corporation and is the registrant. The company will control our operating partnership upon the completion of the formation transactions and this offering. Since its formation on October 9, 2014, we have not had any operating activity other than the issuance of 1,000 shares of its common stock having a par value of $0.01 per share for an aggregate of $1,000.

(B) Our Predecessor

The pro forma column reflects the consolidated statement of assets, liabilities and capital of our predecessor as of June 30, 2014. The company and its predecessor are under common control.

For detailed information of the structure of our predecessor, refer to the consolidated statement of assets, liabilities and capital and accompanying notes appearing elsewhere in this prospectus.

(C) Sale of Property

This pro forma adjustment reflects the disposal of the SSA – Del Rio property held as of June 30, 2014 by Easterly Fund I, which sold the property on August 15, 2014 for $0.5 million.

(D) Cessation of Investment Company Accounting

This pro forma adjustment reflects the impact of the change in the method of accounting for the investments of the Easterly Funds that will be contributed to our operating partnership pursuant to the Easterly formation transactions.

The results of the Easterly Funds are included in our predecessor’s consolidated financial statements. Historically, the Easterly Funds have qualified as investment companies pursuant to ASC 946, and, as a result, our predecessor’s consolidated financial statements have accounted for these funds using the specialized accounting applicable to investment companies. In accordance with investment company accounting, the investments of the Easterly Funds are reflected on our predecessor’s consolidated statement of assets, liabilities and capital at fair value as opposed to historical cost, less accumulated depreciation and impairments, if any. In addition, our predecessor’s consolidated statements of operation do not reflect revenues and other income or operating and other expenses from the operations underlying these investments. Instead, these statements of

Easterly Government Properties, Inc. and Subsidiaries

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

operations reflect the change in fair value of the Easterly Funds’ investments, whether realized or unrealized, and distributions received by these funds from their investments. Following the Easterly formation transactions, we will account for properties using historical cost accounting.

The following is a summary of the impact of the change from using investment company accounting to historical cost accounting and the recognition of the underlying assets and liabilities that were previously presented under investment company accounting as “real estate investments, at fair value.”

Adjustments
(amounts in thousands)
Assets	$
Real estate properties(1)
Real estate investments at fair value(1)
Cash and cash equivalents
Restricted cash
Accounts receivable
Intangible assets(1)
Prepaid expenses and other assets

Total Assets	$

Liabilities
Mortgage notes payable(2)
Accounts payable and accrued liabilities
Interest rate swap liabilities
Unearned rent
Intangible liabilities
Other liabilities

Total Liabilities

(1)	The contribution of the investments of the Easterly Funds controlled by our predecessor to our operating partnership pursuant to the Easterly formation transactions will be accounted for as transactions among entities under common control. As a result, the fair value of the underlying real estate properties and related intangible assets and liabilities at the time of the Easterly formation transactions will be deemed the initial cost. The fair value of the underlying real estate properties and related intangible assets and liabilities are based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known trends and market/economic conditions. See Note 7 (Fair Value of Investments) to our predecessor’s consolidated financial statements, included elsewhere in this prospectus, for additional discussion on fair value.

Easterly Government Properties, Inc. and Subsidiaries

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

The following presents the weighted average useful lives as of June 30, 2014 of the definite-lived tangible and intangible assets and liabilities, which consist of land, building and improvements, tenant improvements, furniture and fixtures, leases in-place, above-/below-market leases.

	Weighted Average Useful Life	As of June 30, 2014
(amounts in thousands)
Land		$
Building and improvements
Tenant improvements
Furniture and fixtures

Leases in-place
Above-market leases
Below-market leases

Total		$

(2)	The following is a summary of the mortgage notes payable:

(amounts in thousands)	Maturity Date	Interest Rate	As of June 30, 2014
FBI - San Antonio			$
CBP - Sunburst
AOC - Del Rio
DEA - Dallas
USFS I - Albuquerque
USFS II - Albuquerque
DEA - Albany
IRS - Fresno
ICE - Charleston
MEPCOM - Jacksonville
USCG - Martinsburg
DOT - Lakewood
FBI - Omaha
PTO - Arlington
FBI - Little Rock

Total mortgage notes payable			$

The interest rates presented are based on the actual fixed interest rates per the note agreements of the all mortgages outstanding for each property as of June 30, 2014.

(E) Contribution of the Western Devcon Properties

To record the contribution of the 15 Western Devcon properties which is conditioned upon this offering, our operating partnership will acquire the interests in 15 properties from Western Devcon in exchange for common units in our operating partnership and              shares of the Class B common stock. The company’s operating partnership units issued to Western Devcon have an aggregate value of $         million and the company’s shares of Class B common stock issued to Western Devcon have an aggregate value of $         .

The contribution of the Western Devcon properties has been accounted for under the purchase method of accounting in accordance with the accounting guidance on business combinations. The total estimated purchase

Easterly Government Properties, Inc. and Subsidiaries

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

price, equal to the aggregate value of our operating partnership’s common units and our shares of Class B common stock was allocated to the net tangible assets and intangible assets based on their estimated fair values as of the completion of the acquisition of the Western Devcon properties. The process for measuring the fair values of Western Devcon’s identifiable intangible assets, liabilities and certain tangible assets requires the use of significant assumptions, including estimates of future cash flows and appropriate discount rates.

The fair values of Western Devcon’s assets acquired and liabilities assumed, as reflected in the unaudited pro forma condensed consolidated financial information, were measured in accordance with Accounting Standards Codification Topic 820 Fair Value Measurement and Disclosure, or ASC 820, which establishes the framework for measuring fair value. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Market participants are buyers and sellers in the principal (most advantageous) market for the asset or liability. Additionally, under ASC 820, fair value measurements for an asset assume the highest and best use of that asset by market participants.

The following pro forma adjustments are necessary to reflect the preliminary allocation of purchase price. The preliminary allocation of purchase price is based on our best estimates and is subject to change based on the final determination of the fair value of assets and liabilities.

(amounts in thousands)	As of June 30, 2014
Assets
Real estate properties(1)
Cash and cash equivalents
Restricted cash
Accounts receivable
Intangible assets(1)
Prepaid expenses and other assets

Total assets acquired

Liabilities
Mortgage notes payable(2)
Accounts payable and accrued liabilities
Interest rate swap liabilities
Unearned rent
Intangible liabilities
Other liabilities

Total liabilities assumed

Net acquisition price	$

Easterly Government Properties, Inc. and Subsidiaries

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

(1)	The following presents the weighted average useful life as of June 30, 2014 of the definite-lived tangible and intangible assets and liabilities which consist of land, buildings and improvements, tenant improvements, furniture and fixtures, leases in-place, above-/below-market leases.

(amounts in thousands)	As of June 30, 2014 Weighted Average Remaining Useful Life (in years)	As of June 30, 2014
Land		$
Buildings and improvements
Tenant improvements
Furniture and fixtures
Leases-in place
Above-market leases
Below-market leases

Total

(2)	The following is a summary of the mortgage notes payable for the Western Devcon properties acquired that will remain outstanding after the completion of this offering and the use of its proceeds to pay down certain debt:

June 30, 2014
(amounts in thousands)	Maturity Date	Interest Rate		Principal Balance
SSA - San Diego			%	$
AOC - El Centro
DEA - San Diego
CBP - Chula Vista
SSA - Mission Viejo
DEA - San Diego
DEA - Riverside
DEA - North Highlands
DEA - Santa Anna
DEA - Vista
CBP - Savannah
Parbel of Florida - Miramar
Unisource Worldwide, Inc. - Las Vegas
Lummus Corporation - Lubbock
United Technologies - Midland

Total mortgage notes payable				$

The reduction in retained earnings of $         million reflects acquisition costs related to the acquisition of the Western Devcon properties not reflected in the consolidated financial statements of our predecessor presented elsewhere in this prospectus. These costs have been included as an adjustment to accounts payable and accrued expenses. This adjustment is not included as a pro forma adjustment in the pro forma condensed consolidated statement of operations as it will not have a continuing impact on the operations of the company. A portion of the costs, amounting to $             million, have been allocated to our non-controlling interests based on the total number of our operating partnership units issued in connection with the contribution of the Western Devcon properties and the offering and included in non-controlling interest in our operating partnership.

Easterly Government Properties, Inc. and Subsidiaries

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

(F) Credit Facility

Upon the completion of this offering and the formation transactions, we intend to enter into a $             million senior unsecured credit facility with certain affiliates of the underwriters consisting of a $             million term loan and a $             million revolving line of credit. The pro forma adjustment reflects the closing of this credit facility and increases our debt as if the credit facility was closed on June 30, 2014. In addition, the pro forma adjustment reflects a decrease in our mortgage notes payable, as all the proceeds from our term loan will be used to repay certain mortgage debt of $             million.

(G) The Initial Public Offering and Use of Proceeds

The pro forma adjustment reflects gross proceeds from the sale of Class A common shares for $             per share assuming the initial public offering price is equal to the midpoint of the price range set forth on the front cover of this prospectus. Gross proceeds will be reduced by $             million to reflect underwriters’ discounts and commissions and estimated offering expenses, resulting in net proceeds to us of $             million.

For purposes of this pro forma presentation, the net proceeds from the offering have been applied to the pro forma condensed consolidated balance sheet assuming they had occurred on June 30, 2014. This adjustment reflects the use of a portion of the net proceeds from this offering to repay approximately $             million of outstanding indebtedness.

(H) Other Adjustments

As part of the formation transactions and this offering, a reclassification of our predecessor’s equity to non-controlling interest in our operating partnership of $             million is needed. In periods where there has been a change in the company’s ownership of our operating partnership, the carrying amount of the non-controlling interest will be adjusted and the difference between the fair value of the consideration paid or received and the amount of the adjustment will be recorded as additional paid-in capital. For purposes of this pro forma condensed consolidated balance sheet, equity of our operating partnership has been allocated based on the total number of common units expected to be issued in connection with the formation transactions and this offering, resulting in a reallocation of $             million from additional paid-in capital to non-controlling interest in our operating partnership.

3. Adjustments to the Pro Forma Condensed Consolidated Statements of Operations

(AA) Easterly Government Properties, Inc.

This pro forma column reflects the registrant, which will control our operating partnership upon the completion of formation transactions and this offering. Since its formation on October 9, 2014, there has been no operating activity other than the issuance of 1,000 shares of its common stock having a par value of $0.01 per share for an aggregate of $1,000.

(BB) Our Predecessor

The pro forma column reflects the consolidated statements of operations of our predecessor for the six months ended June 30, 2014 and for the year ended December 31, 2013. The company and its predecessor are under common control.

For more detailed information regarding the entities comprising our predecessor, refer to the consolidated financial statements and accompanying notes presented elsewhere in the prospectus.

(CC) Sale of Property

This pro forma adjustment reflects the sale of the SSA – Del Rio property held as of June 30, 2014 by Easterly Fund I, which sold the property on August 15, 2014 for $0.5 million. This pro forma adjustment removes $             million and $             million for the six months ended June 30, 2014 and the year ended December 31, 2013, respectively, from income from real estate investments related to SSA – Del Rio.

Easterly Government Properties, Inc. and Subsidiaries

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

The unrealized gains and losses of this property are already being removed as a part of the cessation of investment company accounting adjustment (adjustment DD below); therefore, the individual gains and losses associated with the disposed property do not need to be removed.

(DD) Cessation of Investment Company Accounting

This pro forma adjustment accounts for the impact of the change in the method of accounting for the investments of the Easterly Funds controlled by our predecessor that will be contributed to our operating partnership in the Easterly formation transactions, which are further described in Note D to the pro forma condensed consolidated balance sheet.

Under investment company accounting, these statements of operations of our predecessor reflect the change in fair value of the investments of the Easterly Funds controlled by our predecessor, whether realized or unrealized, and distributions received by these funds from their investments. In order to reflect the change in the method of accounting for the investments of the Easterly Funds that will be contributed to our operating partnership in the Easterly formation transactions, the revenues reflected as income from real estate investments and on net unrealized gain on investments were reversed and the results of the operations underlying these investments, as if they had been accounted for using consolidated historical cost accounting, were recorded.

The following table depicts historical revenues and certain expenses for the Easterly properties for the six months ended June 30, 2014:

(amounts in thousands)	Easterly Contribution Group(1)	FBI - Little Rock	PTO - Arlington	FBI - Omaha	DOT - Lakewood	USCG - Martinsburg	MEPCOM - Jacksonville	ICE - Charleston	Total Historical Easterly Properties
Revenues
Rental income	$	$	$	$	$	$	$	$	$
Tenant reimbursements
Other income

Total revenues	$	$	$	$	$	$	$	$	$

Certain expenses
Property operating	$	$	$	$	$	$	$	$	$
Real estate taxes

Total certain expenses

Revenues in excess of certain expenses	$	$	$	$	$	$	$	$	$

(1)	Easterly Contribution Group represents the eight investments in real estate properties owned by Easterly Fund I.

Easterly Government Properties, Inc. and Subsidiaries

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

The following table depicts revenues and expenses of the Easterly Fund’s properties above and adjustments made to reflect the cessation of investment company accounting and application of historical cost accounting for the six months ended June 30, 2014:

(amounts in thousands)	Historical Easterly Properties	Adjustments to Easterly Properties	Pro Forma Cessation of Investment Company Accounting
Revenues
Rental income	$	$	$
Tenant reimbursements
Other income

Total revenues	$	$	$

Expenses
Property operating
Real estate taxes
Depreciation and amortization
Other
Total expenses

Operating income (loss)
Interest expense
Other non-operating income

Net income (loss)	$	$	$

The following table depicts revenues and certain expenses for the historical Easterly properties by property for the year ended December 31, 2013:

(amounts in thousands)	Easterly Contribution Group(1)	FBI - Little Rock	PTO - Arlington	FBI - Omaha	DOT - Lakewood	USCG - Martinsburg	MEPCOM - Jacksonville	ICE - Charleston	Total Historical Easterly Properties
Revenues	$	$	$	$	$	$	$	$	$
Rental income
Tenant reimbursements
Other income

Total revenues	$	$	$	$	$	$	$	$	$

Certain expenses
Property operating
Real estate taxes

Total certain expenses

Revenues in excess of certain expenses	$	$	$	$	$	$	$	$	$

(1)	Easterly Contribution Group represents the eight investments in real estate properties owned by Easterly Fund I.

Easterly Government Properties, Inc. and Subsidiaries

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

The following table depicts revenues and expenses of the historical Easterly properties above and adjustments made to reflect the cessation of investment company accounting and application of historical cost accounting for the year ended December 31, 2013:

(amounts in thousands)	Historical Easterly Properties	Adjustments to Easterly Properties	Pro Forma Cessation of Investment Company Accounting
Revenues
Rental income
Tenant reimbursements
Other income

Total revenues

Expenses
Property operating
Real estate taxes
Depreciation and amortization
Other
Total expenses

Operating income (loss)
Interest expense
Other non-operating income

Net income (loss)

Rental income has been adjusted by $             million and $             million for the six months ended June 30, 2014 and the year end December 31, 2014, respectively, to reflect the changes in straight-line rent recognition as a result of the contribution of the Easterly properties.

Depreciation and amortization includes (i) depreciation on buildings and improvements and furniture and fixtures, which are recorded on a straight-line basis over the useful lives of the respective assets and (ii) amortization of tenant improvements, leases in-place, above-/below-market leases, which are amortized on a straight-line basis over the lives of the related leases. Below are the components of depreciation and amortization for the six months ended June 30, 2014 and year ended December 31, 2013.

(amounts in thousands)	Six Months Ended June 30, 2014	Year Ended December 31, 2013
Building and improvements	$	$
Furniture and Fixtures
Tenant improvements
Leases-in place
Above-market leases
Below-market leases

Total depreciation and amortization	$	$

Easterly Government Properties, Inc. and Subsidiaries

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

As part of the cessation of investment company accounting, an adjustment to reflect the interest expense from the debt encumbering each of the Easterly Funds’ properties is needed.

The table below calculates the pro forma interest expense for the six months ended June 30, 2014 and the year ended December 31, 2013 for each of the Easterly Funds’ properties:

(amounts in thousands)	Interest Rate		Loan Balance as of January 1, 2013	Interest Expense for the Six Months Ended June 30, 2014	Interest Expense for the Year Ended December 31, 2013
FBI - San Antonio		%	$	$	$
CBP - Sunburst
AOC - Del Rio
DEA - Dallas
USFS I - Albuquerque
USFS II - Albuquerque
DEA - Albany
IRS - Fresno
ICE - Charleston
MEPCOM - Jacksonville
USCG - Martinsburg
FBI - Omaha
DOT - Lakewood
PTO - Arlington
FBI - Little Rock

Total mortgage notes payable and interest expense			$	$	$

(EE) Contribution of the Western Devcon Properties

This pro forma adjustment reflects the results of operations from the contribution of the Western Devcon properties, which will be accounted for using purchase accounting, and will occur as part of the formation transactions as discussed in Note DD above. The table below illustrates the adjustments to revenues and expenses for the Western Devcon properties.

Easterly Government Properties, Inc. and Subsidiaries

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

The following table depicts revenues and expenses of the Western Devcon properties and the adjustments made to reflect purchase accounting for the six months ended June 30, 2014:

(amounts in thousands)	Western Devcon Properties	Adjustments to Western Devcon Properties	Pro Forma Western Devcon Properties
Revenues
Rental income	$	$	$
Tenant reimbursements
Other income

Total revenues	$	$	$

Expenses
Property operating
Real estate taxes
Depreciation and amortization
Other
Total expenses

Operating income (loss)
Interest expense
Other non-operating income

Net income (loss)	$	$	$

The following table depicts revenues and expenses of the Western Devcon properties and the adjustments made to reflect purchase accounting for the year ended December 31, 2013:

(amounts in thousands)	Western Devcon Properties	Adjustments to Western Devcon Properties	Pro Forma Western Devcon Properties
Revenues
Rental income	$	$	$
Tenant reimbursements
Other income

Total revenues	$	$	$

Expenses
Property operating
Real estate taxes
Depreciation and amortization
Other
Total expenses

Operating income (loss)
Interest expense
Other non-operating income

Net income (loss)	$	$	$

Rental income has been adjusted by $         million and $             million for the six months ended June 30, 2014 and the year ended December 31, 2013, respectively, to reflect the changes in straight-line rent recognition as a result of the purchase accounting applied to the acquisition of the Western Devcon Properties.

Easterly Government Properties, Inc. and Subsidiaries

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

Depreciation and amortization includes (i) depreciation on buildings and improvements and furniture and fixtures, which is recorded on a straight-line basis over the useful lives of the assets (ii) amortization of tenant improvements, leases in-place, above-/below-market leases, which are amortized on a straight-line basis over the lives of the related leases. Below are the components of depreciation and amortization for the six months ended June 30, 2104 and the year ended December 31, 2013.

(amounts in thousands)	Six Months Ended June 30, 2014	Year Ended December 31, 2013
Buildings and improvements	$	$
Furniture and fixtures
Leases-in place
Above-market leases
Below-market leases

Total depreciation and amortization	$	$

The below table calculates the pro forma interest expense for the six months ended June 30, 2014 and the year ended December 31, 2013 for each of the Western Devcon properties:

(amounts in thousands)	Maturity Date	Interest Rate	Interest Expense for the Six Months Ended June 30, 2014	Interest Expense for the Year Ended December 31, 2013
SSA - San Diego		%
AOC- El Centro
DEA - San Diego
CBP - Chula Vista
SSA - Mission Viejo
DEA - San Diego
DEA - Riverside
DEA - North Highlands
DEA - Santa Anna
DEA - Vista
CBP - Savannah
Parbel of Florida - Miramar
Unisource Worldwide, Inc. - Las Vegas
Lummus Corporation - Lubbock
United Technologies - Midland

Total mortgage notes payable and interest expense

(FF) Credit Facility

Upon the completion of this offering and the formation transactions, we intend to enter into a $          million senior unsecured credit facility with affiliates of certain of the underwriters consisting of a $          million term loan and a $          million revolving line of credit. The interest expense associated with the new credit facility is $          million for six months ended June 30, 2014 and $          million for the year ended December 31, 2013. The term loan bears interest at             %. The revolving line of credit bears interest at             %. The interest rates are based on the prevailing rates at the date of our offering.

In addition, all of the proceeds from our term loan were used to repay certain mortgage debt of $          for our properties. This pro forma adjustment also reflects the reduction of interest expense of $             million and $             million for the six months ended June 30, 2014 and the year ended December 31, 2013, respectively, for the mortgage debt that was repaid with the proceeds from our term loan.

Easterly Government Properties, Inc. and Subsidiaries

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

A 1/8th percent increase in the term loan interest rate would result in an increase to the above noted interest expense by approximately $          million and $          million for six months ended June 30, 2014 and for the year ended December 31, 2013, respectively.

(GG) Proceeds from the Offering and Repayment of Debt

This pro forma adjustment reflects the decrease of $         million in net interest expense as a result of the repayment of existing debt upon the completion of this offering, resulting in a decrease of $          million and $          million for the six months ended June 30, 2014 and for the year ended December 31, 2013.

(HH) Other Adjustments

This pro forma adjustment reflects the allocation of pro forma income (loss) attributable to non-controlling interests in our operating partnership issued as part of the formation transactions and this offering. The amount of pro forma income (loss) attributable was $             million.

(II) Pro Forma Income (Loss) Per Share Calculation

Pro forma income (loss) per share—basic and diluted are calculated by dividing pro forma condensed consolidated net income (loss) available to the company’s stockholders by the number of shares of common stock issued in the formation transactions and the offering. Set forth below is a reconciliation of pro forma weighted average shares outstanding:

Shares issued in the Offering
Impact from IPO proceeds not used for debt repayment or acquisitions(1)

Denominator for basic and diluted earnings per share

(1)	The denominator used in computing pro forma earnings per share includes only those common shares whose proceeds are being reflected as pro forma adjustments in the balance sheet and income statement, such as proceeds used for debt repayment, acquisitions and offering costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition in conjunction with the unaudited consolidated financial statements and notes thereto as of June 30, 2014 and the six months ended June 30, 2014 and 2013, and the audited consolidated financial statements and related notes thereto as of and for the year ended December 31, 2013 and 2012 of our predecessor, each included elsewhere in this prospectus, our unaudited pro forma condensed consolidated financial statements and related notes, “Risk Factors,” “Summary Consolidated Historical and Pro Forma Financial Data,” and “Business and Properties” included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this prospectus entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” As used in this section, “we,” “us,” and “our” refers to Easterly Government Properties, Inc. and “the company” and “our predecessor” means Easterly Partners, LLC and its consolidated subsidiaries including (i) all entities or interests in U.S. Government Properties Income and Growth Fund L.P., U.S. Government Properties Income and Growth Fund REIT, Inc. and the related feeder and subsidiary entities, which we refer to, collectively, as Easterly Fund I, (ii) all entities or interests in U.S. Government Properties Income and Growth Fund II, LP, USGP II REIT LP,USGP II (Parallel) Fund, LP and their related feeders and subsidiary entities, which we refer to, collectively, as Easterly Fund II, and together with Easterly Fund I, we refer to as the Easterly Funds and (iii) the entities that manage the Easterly Funds, which we refer to as the management entities.

Our Company

We are a newly organized and internally managed Maryland corporation that intends to qualify as a real estate investment trust, or REIT, focused primarily on the acquisition, development and management of Class A commercial properties that are leased to U.S. Government agencies that serve essential U.S. Government functions. We generate substantially all of our revenue by leasing our portfolio of commercial properties to such agencies through the GSA. Our objective is to generate attractive risk-adjusted returns for our stockholders over the long term through dividends and capital appreciation.

We were formed to continue the business of our predecessor, a private real estate management company specializing in U.S. Government-leased real estate. Upon completion of this offering and the formation transactions, we will wholly own 30 properties in the United States, including 26 properties that are leased primarily to U.S. Government tenant agencies and four properties that are entirely leased to private tenants, encompassing approximately 2.2 million square feet, in the aggregate. Our initial portfolio will consist of 15 properties contributed by the Easterly Funds and 15 properties contributed by Western Devcon. For more information on our formation transactions, see “Structure and Formation of Our Company—Formation Transactions.”

Our Predecessor

The term “our predecessor” refers to Easterly Partners, LLC and its consolidated subsidiaries, including the Easterly Funds, which hold 100% of the fee interests in the entities that own 15 of the properties, or the property-owning subsidiaries, that will be contributed to us in the formation transactions, as well as the management entities.

The Easterly Funds use investment company accounting and, accordingly, account for their investments on a fair value basis, as reflected in the consolidated financial statements of our predecessor. For further information, see Note 1 in the “Notes to the Unaudited Pro Forma Condensed Consolidated Financial Data” appearing elsewhere in this prospectus.” Going forward we will account for the properties owned by the Easterly

Funds using historical cost accounting instead of investment company accounting. Moving from investment company accounting to historical cost accounting will result in a significant change in the presentation of our consolidated financial statements following the formation transactions. Our future financial condition and results of operations will differ significantly from, and will not be comparable with, the historical financial position and results of operations of our predecessor.

In order to provide investors with more meaningful information regarding our results of operations, we are also presenting a discussion of our pro forma results of operations. See “Pro Forma Results of Operations—Easterly Government Properties, Inc.” for a discussion of pro forma results of operations and “Unaudited Pro Forma Condensed Consolidated Financial Data” included elsewhere in this prospectus.

Formation Transactions

Each property that will be in our initial portfolio is currently owned by either the Easterly Funds or by Western Devcon. Each of the Easterly Funds have entered into a contribution agreement with us and our operating partnership pursuant to which they will contribute their interests in their property-owning subsidiaries to our operating partnership. Western Devcon has entered into a contribution agreement with us and our operating partnership pursuant to which it will contribute its fee interest in 15 properties to our operating partnership. In addition, the owner of the management entities, which is in turn owned by Darrell W. Crate, our Executive Chairman, has entered into a contribution agreement with us and our operating partnership pursuant to which it will contribute all of the interests in the management entities to our operating partnership. The Easterly Funds, Western Devcon and the owner of the management entities will receive a combination of shares of Class A common stock or common units and shares of Class B common stock in exchange for these contributions to our operating partnership.

Results of Operations—Our Predecessor

Comparison of Results of Operations for the Six Months Ended June 30, 2014 and June 30, 2013

The following table summarizes the consolidated historical results of operations of our predecessor for the six month periods ended June 30, 2014 and 2013.

	Six Months Ended June 30,
	2014	2013	Change	% Change
	(amounts in thousands)
Income
Income from real estate investments	$2,742	$1,747	$995	57.0%

Total income	2,742	1,747	995	57.0%
Expenses
Fund general and administrative	560	838	(278)	(33.2)%
Corporate general and administrative	1,268	1,868	(600)	(32.1)%

Total expenses	1,828	2,706	(878)	(32.4)%

Net investment gain (loss)	914	(959)	1,873	NM
Net unrealized gain on investments	47,220	7,336	39,884	543.7%

Net increase in capital resulting from operations	$48,134	$6,377	$41,757	654.81%

Income from real estate investments

Income from real estate investments is attributable to distributions from real estate entities that are recorded as dividend income to the extent distributed from the estimated taxable earnings and profits of the underlying investment vehicle and as a return of capital to the extent not in excess of estimated taxable earnings and profits. Income from real estate investments increased by $1.0 million, or 57.0%, to $2.7 million for the six months ended June 30, 2014 from $1.7 million for the six months ended June 30, 2013. Of the $1.0 million increase, $0.3 million was attributable to distributions from ICE—Charleston and MEPCOM – Jacksonville, which made their first distribution after June 30, 2013. The remaining $0.7 million was attributable to distributions from five properties that were acquired after June 30, 2013: USCG—Martinsburg, DOT—Lakewood, FBI—Omaha, FBI—Little Rock and PTO—Arlington.

Fund general and administrative

Fund general and administrative includes professional, organizational, insurance and other administration expenses incurred in connection with the formation and operations of the Easterly Funds and any related entities. Fund general and administrative decreased by $0.3 million, or 33.2%, to $0.6 million for the six months ended June 30, 2014 from $0.8 million for the six months ended June 30, 2013. This decrease was primarily attributable to a $0.5 million decrease in organizational expenses due to the organization of Easterly Fund II in February 2013. No new funds or entities were organized subsequent to the formation of Easterly Fund II. This was partially offset by an increase of $0.1 million in professional fees.

Corporate general and administrative

Corporate general and administrative consists of employee compensation, professional fees and other administrative costs. Corporate general and administrative decreased by $0.6 million, or 32.1%, to $1.3 million for the six months ended June 30, 2014 from $1.9 million for the six months ended June 30, 2013. This decrease was primarily attributable to a $1.3 million decrease in marketing expenses, which was partially offset by a $0.7 million increase in compensation expense. The increase in compensation expense was primarily attributable to an increase in non-cash compensation of $0.3 million and an increase in the number of employees.

Net unrealized gain on investments

Net unrealized gain on investments consists of the net unrealized appreciation in the fair value of the Easterly Funds’ real estate investments. The value of the Easterly Funds’ real estate investments are impacted by a variety of factors including changes in existing and projected net operating incomes and cash flows, ongoing capital projects, leasing related expenditures and changes in the key assumptions used in projecting likely prices achievable through third-party asset sales. These key assumptions, which vary from property to property and period to period, include indicators such as growth in rental rates, as well as investment factors such as prevailing and projected investment capitalization and discount rates and likely holding periods. See Note 7 to Easterly Partners, LLC’s historical consolidated financial statements provided elsewhere in this prospectus.

Net unrealized gain on investments increased by $39.9 million, or 543.7%, to $47.2 million for the six months ended June 30, 2014 from $7.3 million for the six months ended June 30, 2013. This increase was attributable to $18.1 million of appreciation related to the acquisition of five new investments between June 30, 2013 and June 30, 2014, USCG—Martinsburg, DOT—Lakewood, FBI—Omaha, FBI—Little Rock and PTO—Arlington, which were not in the results of our predecessor for the six months ended June 30, 2013, and a $4.2 million reduction in the cost basis of the assets. Distributions in excess of tax basis earnings and profits are considered a return of capital and reduce the cost basis of the investment. The majority of the remaining change is attributable to changes in market conditions including a decrease in residual capitalization rates and discount rates, which had a positive effect on the fair value of the properties owned by our predecessor for both the six months ended June 30, 2014 and 2013.

We do not expect to have future unrealized gains as the accounting for the real estate investments being contributed by the Easterly Funds to us in connection with the formation transactions will change from investment company accounting to historical cost accounting.

Comparison of Results of Operations for the Years Ended December 31, 2013 and December 31, 2012

The following table summarizes the consolidated historical results of operations of our predecessor for the years ended December 31, 2013 and 2012.

	Year Ended December 31,
	2013	2012	Change	% Change
	(amounts in thousands)
Income
Income from real estate investments	$4,006	$1,785	$2,221	124.4%
Other income	—	202	(202)	(100.0)%

Total income	$4,006	$1,987	$2,019	101.6%
Fund general and administrative	1,299	518	781	150.8%
Corporate general and administrative	4,281	2,663	1,618	60.8%

Total expenses	5,580	3,181	2,399	75.4%

Net investment loss	(1,574)	(1,194)	(380)	31.8%
Net unrealized gain on investments	27,641	10,841	16,800	155.0%

Net increase in capital resulting from operations	$26,067	$9,647	$16,420	170.2%

Income from real estate investments

Income from real estate investments increased by $2.2 million, or 124.4%, to $4.0 million for the year ended December 31, 2013 from $1.8 million for the year ended December 31, 2012. This increase was primarily attributable to $0.5 million of distributions from three properties that were acquired after December 31, 2012: ICE—Charleston, MEPCOM—Jacksonville and USCG—Martinsburg. The remaining change was primarily attributable to 2013 being the first full year of operations for two Easterly Fund I investments: DEA—Albany and IRS—Fresno.

Fund general and administrative

Fund general and administrative increased by $0.8 million, or 150.8%, to $1.3 million for the year ended December 31, 2013 from $0.5 million for the year ended December 31, 2012. This increase was attributable to the organization of Easterly Fund II in February 2013 and the first year of operation of Easterly Fund II.

Corporate general and administrative

Corporate general and administrative increased by $1.6 million, or 60.8%, to $4.3 million for the year ended December 31, 2013 from $2.7 million for the year ended December 31, 2012. This increase was primarily attributable to a $1.0 million increase in compensation expense as well as a $0.8 million increase in marketing expenses associated with Easterly Fund II. The increase in compensation was primarily attributable to a $0.4 million increase in non-cash compensation expense as well as an increase in the number of employees.

Net unrealized gain on investments

Net unrealized gain on investments increased by $16.8 million, or 155.0%, to $27.6 million for the year ended December 31, 2013 from $10.8 million for the year ended December 31, 2012. This increase was primarily attributable to $9.7 million of appreciation related to the acquisition of five investments during 2013: ICE—Charleston, MEPCOM—Jacksonville, USCG—Martinsburg, DOT—Lakewood, and FBI—Omaha, which were not in the results of our predecessor for the year ended December 31, 2012. Additionally, a portion of this increase was attributable to a $4.0 million reduction in the cost basis of the investments. Distributions in excess of tax basis earnings and profits are considered a return of capital and reduce the cost basis of the investment. The majority of the remaining change is attributable to changes in market conditions including a decrease in residual capitalization rates and discount rates, which had a positive effect on the fair value of the properties owned by our predecessor for both the year ended December 31, 2013 and 2012.

We do not expect to have future unrealized gains as the accounting for the properties contributed by the Easterly Funds from the property-owning subsidiaries to us in connection with the formation transactions will change from investment company accounting to historical cost accounting.

Pro Forma Results of Operations—Easterly Government Properties, Inc.

In order to provide investors with more meaningful information regarding results of our operations, we present the following discussion of our pro forma results of operations prior to this offering. This information does not purport to represent our predecessor’s historical consolidated financial information, and it is not necessarily indicative of our future results of operations. However, in light of the significant differences that will exist between our future financial information and our predecessor’s historical consolidated financial information, we believe that this presentation will be useful to investors in understanding the historical performance of our properties.

As noted above, the Easterly Funds’ properties that will be contributed to us in connection with the formation transactions are reflected on our predecessor’s consolidated statement of assets, liabilities and capital at fair value as opposed to historical cost. In addition, our predecessor’s consolidated statements of operations do not reflect revenues and other income or operating and other expenses from these properties. Instead, these statements of operations reflect the change in fair value of the Easterly Funds’ investments, whether realized or unrealized. Income from real estate investments consists of distributions from real estate entities when received to the extent distributed from the estimated taxable earnings and profits of the underlying investment vehicle and as a return of capital to the extent not in excess of estimated taxable earnings and profits.

Easterly Government Properties, Inc. Pro Forma Results of Operations for the Six Months Ended June 30, 2014

The table below presents our pro forma results of operations prior to the offering, which gives effect to the formation transactions and the cessation of our predecessor’s investment company accounting at fair value, as if these occurred on January 1, 2013. The pro forma results of operations for the six months ended June 30, 2014 reflect the 30 properties that comprise our initial portfolio for the entire period.

Pro Forma Six Months Ended June 30, 2014
(amounts in thousands)
Revenues
Rental income	$
Tenant reimbursements
Other income

Expenses
Property operating
Real estate taxes
Depreciation and amortization
Corporate general and administrative

Operating income (loss)	$

Rental income

Rental income includes rent earned from tenants on a straight-line basis over the terms of the related leases. For the six months ended June 30, 2014, rental income was $             million.

Tenant reimbursements

Tenant reimbursements include reimbursement for operating expenses, real estate taxes and select other reimbursed operating costs. The base amount of operating expenses to be reimbursed by U.S. Government tenants is set in the first year of a lease and increases in subsequent years based on changes in urban CPI. Generally, real estate taxes over a base year amount are also reimbursed by U.S. Government tenants. On a pro forma basis, for the six months ended June 30, 2014, tenant reimbursements were $             million.

Other income

Other income consists of income from tenants for certain items such as construction management fees and other similar items. On a pro forma basis, for the six months ended June 30, 2014, other income was $             million.

Property operating

Property operating expenses are comprised of repairs and maintenance, utilities, roads and grounds, property management fees, insurance, cleaning and other operating expenses. On a pro forma basis, for the six months ended June 30, 2014, operating expenses were $             million.

Real estate taxes

Real estate taxes are taxes assessed on real estate by local government authorities. Real estate taxes over a base year amount are also generally reimbursed by U.S. Government tenants and are reflected in tenant reimbursements. On a pro forma basis, for the six months ended June 30, 2014, real estate taxes were $             million.

Depreciation and amortization

On a pro forma basis, for the six months ended June 30, 2014, depreciation and amortization were $             million.

Corporate general and administrative

Corporate general and administrative consists of employee compensation, professional fees and other administrative costs. On a pro forma basis, for the six months ended June 30, 2014, corporate general and administrative expenses were $             million.

Easterly Government Properties, Inc. Pro Forma Results of Operations for the Year Ended December 31, 2013

The table below presents our pro forma results of operations prior to this offering, which gives effect to the formation transactions and the cessation of our predecessor’s investment company accounting at fair value, as if these occurred on January 1, 2013. The pro forma results of operations for the year ended December 31, 2013 reflect for the entire year 27 of the properties that will comprise our initial portfolio. In addition, these pro forma results of operations include two leases that commenced during 2013 after development of the properties was completed during 2013 for the CBP—Savannah property, whose lease commenced on June 12, 2013, and the property now leased to the Lummus Corporation, whose lease commenced on August 1, 2013, for the period subsequent to the lease commencement date. The United Technologies—Midland property is not included as the property was still under development and the lease did not commence until January 1, 2014:

Pro Forma Year Ended December 31, 2013
(amounts in thousands)
Revenues
Rental income	$
Tenant reimbursements
Other income

Expenses
Property operating
Real estate taxes
Depreciation and amortization
Corporate general and administrative

Operating income (loss)	$

Rental income

On a pro forma basis, for the year ended December 31, 2013, rental income was $             million.

Tenant reimbursements

On a pro forma basis, for the year ended December 31, 2013, tenant reimbursements were $             million.

Other income

On a pro forma basis, for the year ended December 31, 2013, other income was $             million.

Property operating

On a pro forma basis, for the year ended December 31, 2013, property operating expenses were $             million.

Real estate taxes

On a pro forma basis, for the year ended December 31, 2013, real estate taxes were $             million.

Depreciation and amortization

On a pro forma basis, for the year ended December 31, 2013, depreciation and amortization were $             million.

Corporate general and administrative

On a pro forma basis, for the year ended December 31, 2013, corporate general and administrative was $             million.

Liquidity and Capital Resources

Our primary sources of liquidity for the next 12 months will be available cash balances, cash flow from operations, a senior unsecured credit facility that we expect to enter into in connection with this offering and proceeds from this offering, to the extent not otherwise used for debt repayment or to pay for the expenses associated with this offering. We expect that these sources will provide adequate liquidity for all anticipated needs including scheduled principal and interest on our outstanding indebtedness, existing and anticipated capital expenditures, the costs of securing renewal leases, distributions to stockholders and all other capital needs related to operating our business during this period. We anticipate that our long-term needs, including debt maturity and the acquisition, development and redevelopment of additional properties, will be funded by operating cash flow, and the issuance of long-term secured and unsecured debt or equity. We have not entered into any pending acquisition commitments.

Although we may be able to anticipate and plan for certain of our liquidity needs, unexpected increases in uses of cash that are beyond our control and which affect our financial condition and results of operations may arise, or our sources of liquidity may be fewer than, and the funds available from such sources may be less than, anticipated or required.

Senior Unsecured Credit Facility

In connection with the completion of this offering and the formation transactions, we intend to enter into a $             million senior unsecured credit facility with affiliates of certain of the underwriters consisting of a $             million term loan and a $             million revolving line of credit. Upon completion of this offering, we expect to have $             million borrowed under the senior unsecured credit facility that will be used to repay outstanding mortgage indebtedness. This credit facility will have an accordion feature that will provide us with additional capacity, subject to the satisfaction of customary terms and conditions, of up to $             million, for a total facility size of not more than $             million. We intend to use the senior unsecured credit facility to repay indebtedness, fund acquisitions, development and redevelopment opportunities, capital expenditures and the costs of securing new and renewal leases and provide working capital.

Our operating partnership will be the borrower under the senior secured credit facility and we and certain of our subsidiaries that directly own certain of our properties are expected to guarantee any borrowings under the credit facility. The term loan will mature in five years and the revolving line of credit will terminate in four years. In addition, there will be two extension options for the revolving line of credit and each extension option will allow us to extend the revolving line of credit for an additional six months, in each case if certain conditions are satisfied.

Our senior unsecured credit facility will bear interest, at our option, either (1) at a base rate equal to the highest of Citibank, N.A.’s base rate, the federal funds effective rate plus 0.50% and the one-month LIBOR rate plus 1.00% or (2) a Eurodollar rate equal to a periodic fixed rate equal to LIBOR plus, in each case, a margin ranging from         % to         % in the case of our term loan and from         % to         % in the case of our revolving line of credit, based on our leverage ratio. Our senior unsecured credit facility will also contain customary terms, covenants and other conditions for credit facilities of these types, including covenants that, among other things, require us to maintain certain leverage ratios, fixed charge coverage ratios and minimum tangible net worth. The financial covenants may limit the investments we may make and our ability to make distributions.

Indebtedness to be Outstanding After this Offering

We believe that the formation transactions and this offering will improve our financial position due to a reduction in our outstanding indebtedness. We expect to use a portion of the approximately $         million net

proceeds from this offering to repay outstanding indebtedness and any applicable repayment costs, defeasance costs, settlement of interest rate swap liabilities and other costs and fees associated with such repayments. We expect to use any remaining net proceeds for general corporate purposes, including capital expenditures and potential future acquisition, development and redevelopment opportunities. Upon completion of this offering and the formation transactions, we will have total debt outstanding of $         million with a weighted average interest rate of     %, including approximately $         million outstanding under our senior unsecured credit facility. The property owning entities of our predecessor historically utilized swap agreements to establish fixed rates on otherwise variable rate debt in order to limit interest rate risk, manage anticipated cash flows and comply with various loan covenants and may continue to do so in the future.

The following table summarizes our outstanding indebtedness as of June 30, 2014 on a pro forma basis.

Loan	Principal Balance	Fixed/ Floating Rate	Current Annual Interest Rate		Estimated Principal Balance at Maturity	Maturity Date
	$			%	$

Our overall leverage will depend upon factors such as our existing portfolio requirements, future acquisition, development or redevelopment opportunities and the cost of leverage. Our board of directors has not adopted policies that restrict the amount of leverage we may use. The closing of the senior unsecured credit facility will be contingent on the consummation of this offering and the satisfaction of customary conditions.

Contractual Obligations

The table below presents our predecessor’s total contractual obligations at June 30, 2014:

	Payments due by period(1)
	(amounts in thousands)
	Total	Less than one year	1-3 years	3-5 years	Thereafter
Operating Leases
Minimum lease payments	$417	$236	$181	$	$

We expect to use a portion of the approximately $         million net proceeds from this offering to repay outstanding indebtedness and any applicable repayment costs, defeasance costs, settlement of interest rate swap liabilities and other costs and fees associated with such repayments as follows:

Property	Fixed/Floating Rate	Current Annual Interest Rate		Maturity Date	Repayment
(amounts in thousands)
			%		$
%
%
%
%
%

Total principal repayment
Settlement of interest rate swap liabilities
Debt repayment fees

Total repayment and associated costs(1)					$

(1)	Our predecessor is a guarantor of certain underlying investment level loans, with recourse to the Easterly Funds usually limited to standard “carve-out exceptions” typically related to (a) losses arising as a result of fraud, intentional misrepresentation, misallocation of funds, waste, environmental matters and other customary matters usually in the reasonable control of the borrower group and (b) springing full loan liability triggered by filing voluntary bankruptcy, intentional transfer restriction violations and other customary matters usually in the strict control of the borrower. The terms of the guarantees do not provide for a limitation to the maximum potential future payments under the guarantees.

Our predecessor has also entered into four guarantees, under which it guarantees a portion of the principal balance of the applicable loan and any accrued interest, fees, or other costs related to the loan.

In the case of the loan held for DEA – Dallas, the guarantee is only triggered by the partial or complete termination of the GSA lease. Our predecessor believes that a termination of the lease is unlikely, as there is a high likelihood of renewal and the property is currently 100% leased.

In the case of the loan held for DEA – Albany, the guarantee is only triggered to the extent the GSA lease is (i) partially or completely assigned or (ii) terminated. Upon the occurrence of one of these events, the guaranteed portion shall be 40% of the then outstanding principal balance. Our predecessor believes that a termination or assignment of the lease is unlikely, as there is a high likelihood of renewal and the property is currently 100% leased.

In the case of the loan held for IRS – Fresno, the guarantee is only triggered to the extent the GSA lease is (i) partially or completely assigned, (ii) terminated or (iii) fails to be extended to at least November 30, 2023 by June 30, 2018. Upon the occurrence of one of these events, the guaranteed portion shall be 40% of the then outstanding principal balance. Our predecessor believes that a termination or assignment of the lease is unlikely, as there is a high likelihood of renewal and the property is currently 100% leased.

In the case of the loan held for PTO – Arlington, the guarantee is only triggered to the extent the debt service coverage ratio drops below 1.25:1. Upon the occurrence of this event, the guaranteed portion shall be 50% of the then outstanding principal balance. Our predecessor believes that a termination or assignment of the lease is unlikely, as there is a high likelihood of renewal and the property is currently 100% leased.

Upon the completion of this offering and the use of proceeds as described above, our outstanding indebtedness will be $             on a pro forma consolidated basis.

Distribution Policy

In order to qualify as a REIT, we are required to distribute to our stockholders, on an annual basis, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. We anticipate distributing all of our taxable income. We expect to make quarterly distributions to our stockholders in a manner intended to satisfy this requirement. Prior to making any distributions for U.S. federal tax purposes or otherwise, we must first satisfy our operating and debt service obligations. It is possible that it would be necessary to utilize cash reserves, liquidate assets at unfavorable prices or incur additional indebtedness in order to make required distributions. It is also possible that the board of directors could decide to make required distributions in part by using shares of our common stock.

Cash Flow—Our Predecessor

As noted above, upon the consummation of the formation transactions and this offering, our predecessor will no longer use investment company accounting to account for the assets contributed from the private real estate funds that our predecessor controls. Instead, we will account for these assets using historical cost accounting. Moving from investment company accounting to historical cost accounting will result in a significant change in the classification of our cash flows. Following the formation transactions, we will indirectly own all of the assets of the Easterly Funds and we will account for these assets using historical cost accounting. We expect the classification of our cash flows following the formation transactions to differ significantly from, and not be comparable with, the historical classification of our predecessor’s cash flows. For example, the purchase and sale of investments by the Easterly Funds are treated as an operating activity per investment company accounting and such purchases and sales are shown net of any related mortgage debt entered into upon acquisition or repaid upon sale. In addition, the net income for our predecessor currently reflects significant unrealized gains or losses relating to properties owned by these funds. Any unrealized gains or losses are reversed to arrive at net cash flow provided by or used in operating activities. Gains or losses arising from sales of properties owned by us directly or through our consolidated subsidiaries will only be recognized by us when realized. Once historical cost accounting is applied, the acquisition of investments and the proceeds of sales will be reflected in net cash provided by investing activities.

The following table sets forth a summary of cash flows for our predecessor for the six months ended June 30, 2014 and 2013 and for the years ended December 31, 2013 and 2012:

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012
	(amounts in thousands)
Net cash (used in) provided by:
Operating activities	$(27,310)	$(9,409)	$(44,546)	$(32,690)
Financing activities	25,070	10,754	47,189	32,338

Operating Activities

Six Months Ended June 30, 2014 Compared with Six Months Ended June 30, 2013

Our predecessor used $27.3 million of cash for operating activities during the six months ended June 30, 2014, an increase of $17.9 million compared to the $9.4 million used during the six months ended June 30, 2013. Net cash used for operating activities for the six months ended June 30, 2014 included $30.3 million for net real estate fund investments due to the purchase of two new investments, PTO—Arlington and FBI—Little Rock, $1.5 million for investments in existing assets, offset by $3.3 million in distributions from investments. Net cash used for operating activities in 2013 included $10.9 million for net real estate fund investments due to the acquisition of two new assets, ICE—Charleston and MEPCOM—Jacksonville, offset by $2.4 million in distributions from investments. As noted above, activities such as these engaged in directly or through our consolidated subsidiaries will be reflected as investing activities following the formation transactions.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

Our predecessor used $44.5 million of cash from operating activities during the year ended December 31, 2013, an increase of $11.9 million compared with the $32.7 million used for operating activities during the year ended December 31, 2012. Net cash from operating activities for the year ended December 31, 2013 included $46.9 million for net real estate fund investments due to the acquisition of five new assets, ICE—Charleston, MEPCOM—Jacksonville, USCG—Martinsburg, DOT—Lakewood, and FBI—Omaha, and $1.2 million for investments in existing assets, offset by $5.4 million in distributions from investments. Net cash from operating activities in 2012 included $33.9 million for net real estate fund investments due to the acquisition of two new assets, DEA—Albany and IRS—Fresno, and $0.6 million for investments in existing assets, offset by $3.5 million in distributions from investments. As noted above, activities such as these engaged in directly or through our consolidated subsidiaries will be reflected as investing activities following the formation transactions.

Financing Activities

Six Months Ended June 30, 2014 Compared with Six Months Ended June 30, 2013

Our predecessor generated $25.1 million of cash from financing activities during the six months ended June 30, 2014, an increase of $14.3 million compared with the $10.8 million generated during the six months ended June 30, 2013. Net cash provided by financing activities for the six months ended June 30, 2014 includes $31.3 million of contributions from investors in the Easterly Funds, offset by $6.7 million of distributions to investors in the Easterly Funds. Net cash provided by financing activities for the six months ended June 30, 2013 includes $14.3 million of contributions from investors in the Easterly Funds, offset by $4.2 million of distributions to investors in the Easterly Funds.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

Our predecessor generated $47.2 million of cash from financing activities during the year ended December 31, 2013, an increase of $14.9 million compared with the $32.3 million generated during the year ended December 31, 2012. Net cash provided by financing activities for the year ended December 31, 2013 includes $55.0 million of contributions, offset by $8.9 million of distributions to investors in the Easterly Funds. Net cash provided by financing activities for the year ended December 31, 2012 includes $37.2 million of contributions, offset by $6.0 million of distributions to investors in the Easterly Funds.

Non-GAAP Financial Measures

We will use and present same property net operating income, or same property NOI, earnings before interest expense, income taxes, depreciation and amortization, as further adjusted, or Adjusted EBITDA, and funds from operations, or FFO, and FFO, as Adjusted as supplemental measures of our performance. The summary below describes our use of same property NOI, Adjusted EBITDA, FFO and FFO, as Adjusted, provides information regarding why we believe these measures are meaningful supplemental measures of our performance and reconciles these measures from net income (loss), presented in accordance with United States generally accepted accounting principles, or GAAP.

In light of the significant differences that will exist between our future financial information and our predecessor’s historical consolidated financial information, including the fact that we will account for our investments in our properties after the formation transactions using historical cost accounting, we believe that presenting the non-GAAP information on a pro forma basis provides investors with more useful information regarding our performance and results of operations.

Same Property Net Operating Income

Same property NOI is often used by real estate companies as a supplemental measure of operating performance. Although same property NOI is not presented in accordance with GAAP, we believe it assists investors in understanding our business and operating results by providing useful supplemental data regarding the underlying economics of our business operations. We use same property NOI to review our operating results for comparative purposes with respect to previous periods or forecasts and also to evaluate future prospects. Our same property NOI is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, our GAAP financial measures. Non-GAAP financial measures have limitations as they do not include all items of income and expense that affect our operations and, accordingly, should always be considered as supplemental to our financial results presented in accordance with GAAP.

We believe that same property NOI is helpful to investors as a measure of our operational performance because it includes only the net operating income of properties owned for the full period presented, which eliminates disparities in net income due to the acquisition or disposition of properties during the period presented and, therefore, provides a more consistent metric for comparing the performance of our properties. Same property NOI should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of our financial performance. In addition, our computation of same property NOI may differ from similarly titled measures reported by other companies and, therefore, may not be comparable to such other companies.

We calculate same property NOI as total property revenues (rental income, tenant reimbursements and other income) less property operating expenses and real estate taxes from the properties owned by us. Same property NOI excludes straight-line rent and amortization of above-/below-market leases of the same property pool from the prior year reporting period to the current year reporting period. Same property NOI includes all properties being contributed by the Easterly Funds and Western Devcon that were owned for the entirety of both the current and prior year reporting periods.

The following reconciles net (loss) income attributable to Easterly Government Properties, Inc. to same property NOI for the six months ended June 30, 2014 and the year ended December 31, 2013 (on a pro forma basis):

Pro Forma
	Six Months Ended June 30, 2014	Year Ended December 31, 2013
(amounts in thousands)
Net income (loss)	$	$
Adjustments:
Revenue adjustments(1)
Depreciation and amortization
Corporate general and administrative
Interest expense
Other non-operating income
Non-same property NOI

Same Property NOI	$	$

(1)	Includes adjustments for straight-line rent and above-/below-market leases

Adjusted EBITDA

EBITDA is calculated as the sum of net income (loss) before interest expense, income taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA as adjusted for (i) acquisition-related costs, (ii) non-cash compensation and (iii) other one-time non-cash charges and items.

Given the nature of our business as a real estate owner and operator, we believe that the use of EBITDA and Adjusted EBITDA in various financial ratios is helpful to investors as a measure of our operational performance because EBITDA and Adjusted EBITDA exclude various items that do not relate to or are not indicative of our operating performance such as gains (losses) from sales of real estate and depreciation and amortization on real estate assets. Accordingly, we believe that the use of EBITDA and Adjusted EBITDA in various ratios provides a meaningful performance measure, but should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of our financial performance and are not alternatives to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity. In addition, our computation of EBITDA and Adjusted EBITDA may differ in certain respects from the methodology utilized by other REITS to calculate EBITDA and Adjusted EBITDA and, therefore, may not be comparable to such other REITS. Investors are cautioned that items excluded from EBITDA and Adjusted EBITDA are significant components in understanding and addressing our financial performance.

The following table presents a reconciliation of pro forma net income to EBITDA and Adjusted EBITDA and our share of Adjusted EBITDA for the six months ended June 30, 2014 and the year ended December 31, 2013 (on a pro forma basis):

Pro Forma
	Six Months Ended June 30, 2014	Year Ended December 31, 2013
(amounts in thousands)
Net income (loss)	$	$
Depreciation and amortization
Interest expense
Net loss attributable to non-controlling interests

Pro Forma
	Six Months Ended June 30, 2014	Year Ended December 31, 2013
(amounts in thousands)
EBITDA	$	$
Acquisition costs
Non-cash compensation

Adjusted EBITDA	$	$

Funds from Operations and Funds from Operations, as Adjusted

Funds from Operations, or FFO, is a supplemental measure of our performance. We present FFO calculated in accordance with the current National Association of Real Estate Investment Trusts, or NAREIT, definition. In addition, we present FFO, as Adjusted for certain other adjustments that we believe enhance the comparability of our FFO across periods and to the FFO reported by other publicly traded REITs. FFO is a supplemental performance measure that is commonly used in the real estate industry to assist investors and analysts in comparing results of REITs.

FFO is generally defined by NAREIT as net income (loss), calculated in accordance with GAAP, excluding gains or losses from sales of property, and adding back real estate depreciation. We present FFO because we consider it an important supplemental measure of our operating performance, and we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting results.

We adjust FFO to present FFO, as Adjusted as an alternative measure of our operating performance, which, when applicable, excludes the impact of straight-line rent, above-/below-market leases and non-cash compensation. In future periods, we may also exclude other items from FFO, as Adjusted that we believe may help investors compare our results.

FFO and FFO, as Adjusted are presented as supplemental financial measures and do not fully represent our operating performance. Other REITs may use different methodologies for calculating FFO and FFO, as Adjusted or use other definitions of FFO and FFO, as Adjusted and, accordingly, our presentation of these measures may not be comparable to other REITs. Neither FFO nor FFO, as Adjusted is intended to be a measure of cash flow or liquidity. Please refer to our financial statements, prepared in accordance with GAAP, for purposes of evaluating our financial condition, results of operations and cash flows.

The following table sets forth a reconciliation of our pro forma net income to FFO and FFO, as Adjusted for the six months ended June 30, 2014 and the year ended December 31, 2013 (on a pro forma basis):

Pro Forma
	Six Months Ended June 30, 2014	Year Ended December 31, 2013
(amounts in thousands)
Net income (loss)	$	$
Depreciation and amortization
Loss (gain) on disposition of operating properties

Funds from Operations
(Income) expense adjustments to arrive at FFO, as Adjusted:
Straight-line rent
Above-/below-market leases
Non-cash compensation

Fund from Operations, as Adjusted	$	$

Factors That May Influence Future Results of Operations

Formation Transactions

Upon completion of the formation transactions, substantially all of the assets of our predecessor will be contributed to us in exchange for a combination of shares of Class A common stock or common units in our operating partnership and shares of Class B common stock, or a combination thereof. These transactions will be accounted for as transactions among entities under common control. While the Easterly Funds, which are controlled by our predecessor, qualify for investment company accounting, going forward we will account for the properties owned by the Easterly Funds using historical cost accounting instead of investment company accounting. Moving from investment company accounting to historical cost accounting will result in a significant change in the presentation of our consolidated financial statements following the formation transactions, and our future financial condition and results of operations will differ significantly from, and will not be comparable with, the historical financial position and results of operations of our predecessor.

Additionally, as part of our formation transactions, the 15 properties in the Western Devcon portfolio will be contributed to us in exchange for common units in our operating partnership and shares of Class B common stock. For more information on our formation transactions, see “—Structure and Formation of Our Company—Formation Transactions.”

Revenue

Our revenues will primarily arise from the rental of space to tenants in our properties and tenant reimbursements, which include reimbursement for operating expenses, which are determined by the base year operating expenses and are subject to reimbursement in subsequent years based on changes in the consumer price index for urban wage earners and clerical workers. Tenant reimbursements also include amounts due from tenants for real estate taxes and other reimbursements. Real estate taxes over the base year are reimbursed by the tenant.

Substantially all of our rental income will come from U.S. Government tenants, including rents paid through the GSA. We expect that leases to agencies of the U.S. Government will continue to be our primary source of revenues for the foreseeable future. Due to such concentration, adverse events or conditions that affect the U.S. Government could have a more negative effect on our financial condition and operations than if our tenant base was more diverse. However, positive or negative changes in conditions in local markets, such as changes in economic or other conditions, employment rates, local tax and budget conditions, recession, competition for real property investments in these markets, uncertainty about the future and other factors are significantly less likely to impact our overall performance.

Operating Expenses

Our operating expenses will generally consist of repairs and maintenance, utilities, roads and grounds, property management fees, insurance, cleaning and other operating expenses. Factors that will impact our ability to control these operating expenses include increases in insurance premiums, increases in third party management expenses, increases in repair and maintenance costs and expenses related to inclement weather. Additionally, the cost of compliance with zoning and building codes as well as local, state and federal tax laws may impact our expenses. As a public company our annual general and administrative expenses are anticipated to be meaningfully higher due to legal, insurance, accounting, audit and other expenses related to corporate governance, SEC reporting, other compliance matters and the costs of operating as a public company. Increases in costs from any of the foregoing factors may adversely affect our future results and cash flows. Circumstances such as declines in market rental rates or increased competition may cause revenue to decrease, although the expenses of owning and operating a property will not necessarily decline. For certain of our properties, expenses may vary with occupancy, while costs arising from our property investments, interest expense and general maintenance will not be materially reduced even if a property is not fully occupied. As a result, our future cash flow and results of operations may be adversely affected and losses could be incurred if revenues decrease in the future.

Cost of Funds and Interest Rates

We expect future changes in interest rates will impact our overall performance. In order to limit interest rate risk, we may enter into interest rate swap agreements or similar instruments, subject to maintaining our qualification as a REIT for U.S. federal income tax purposes. Although we may seek to cost-effectively manage our exposure to future rate increases through such means, a portion of our overall debt may at various times float at then current rates.

As of June 30, 2014, on a pro forma basis, we would have had $              million of outstanding floating rate debt and $              million of outstanding fixed rate debt.

Development Activities

We intend to engage in development and redevelopment activities with respect to our properties, including build-to-suit new developments and redevelopments for existing U.S. Government tenant agencies. These development activities may include some risks such as:

•	the availability and timely receipt of zoning and other regulatory approvals;

•	development costs exceeding expectations;

•	cost overruns and untimely completion of construction (including risks beyond our control, such as weather or labor conditions, or material shortages);

•	the inability to complete construction and leasing of a property on schedule, resulting in increased debt service expense and development and redevelopment costs; and

•	the availability and pricing of financing on favorable terms or at all.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss from adverse changes in market prices and interest rates. Our future earnings, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Our primary market risk results from our indebtedness, which bears interest at both fixed and variable rates. We may manage our market risk on variable rate debt by entering into swap arrangements to, in effect, fix the rate on all or a portion of the debt for varying periods up to maturity. This in turn, reduces the risks of variability of cash flows created by variable rate debt and mitigates the risk of increases in interest rates. Our objective when undertaking such arrangements will be to reduce our floating rate exposure and we do not intend to enter into hedging arrangements for speculative purposes.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements as of June 30, 2014.

Inflation

Substantially all of our leases provide for operating expense escalations. We believe inflationary increases in expenses may be at least partially offset by the contractual expense escalations described above. We do not believe inflation has had a material impact on our historical financial position or results of operations.

Critical Accounting Policies and Significant Estimates of Our Predecessor

Basis of Accounting

Each of the Easterly Funds reflected in the consolidated financial statements of Easterly Partners, LLC qualifies as an investment company pursuant to ASC 946 and reflects its underlying investments at fair value. Our predecessor’s historical consolidated financial statements reflect such specialized accounting for the Easterly

Funds. Thus, the Easterly Funds’ real estate fund investments are reflected at fair value on the consolidated statement of assets, liabilities and capital, with unrealized gains and losses resulting from changes in fair value reflected as a component of change in fair value of real estate fund investments in the consolidated statements of operations. Upon the consummation of this offering and the formation transactions, the basis of presentation for the assets that will be contributed to us by the Easterly Funds will convert to historical cost accounting.

Our accounting basis for purposes of historical cost accounting will be equal to the fair value of the investments at the completion of the formation transactions and this offering.

Realized and Unrealized Gains, Net

Our predecessor accounts for its private real estate fund investments at fair value (which is predominantly based on the fair value of the underlying real estate). Realized and net changes in unrealized gains and losses resulting from changes in fair value are reflected in the accompanying consolidated statements of operations as “Realized and unrealized gains, net.”

The fair value of the investments in real estate held by Easterly Funds is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Real estate fund investments for which observable market prices in active markets do not exist are reported at fair value, using a discounted cash flow analysis. The amounts determined to be fair value, predominantly based on the fair value of the underlying real estate, incorporate our predecessor’s own assumptions including appropriate risk adjustments, which involves a significant degree of judgment. The assumptions used in determining fair value of the underlying real estate include capitalization rates, discount rates, rental rates and interest and inflation rates, which are subject to change based on changes in economic and market conditions and/or changes in use or timing of exit. Further, the valuation models encompass a number of uncertainties. For example, a change in the fair value of the investments resulting from a change in the residual capitalization rate may be partially offset by a change in the discount rate. Due to the absence of readily determinable fair values and the inherent uncertainty of valuations, the estimated fair values may differ significantly from values that would have been used had a ready market for the property existed, and the differences could be material.

Prospective Critical Accounting Policies

In light of the significant differences that will exist between our future basis of accounting (historical cost accounting) and our predecessor’s historical basis of accounting (investment company accounting) we believe that presenting the prospective accounting policies will be useful to investors in understanding our future accounting policies. The following policies are our critical accounting policies that will be applicable upon the formation transactions and application of historical cost accounting.

Real Estate Properties

Real estate properties comprise all tangible assets we hold for rent or the supply of services to tenants as a building owner and operator or for administrative purposes. Real property is recognized at cost less accumulated depreciation. Betterments, major renovations and certain costs directly related to the improvement of real properties are capitalized. Maintenance and repair expenses are charged to expense as incurred.

Depreciation of an asset begins when it is available for use and is calculated using the straight-line method over the estimated useful lives. Each period, depreciation is charged to expense and credited to the related accumulated depreciation account. A used asset acquired is depreciated over its estimated remaining useful life, not to exceed the life of a new asset. Range of useful lives for depreciable assets are as follows:

Category	Term
Buildings	40 years
Building improvements	5-40 years
Tenant improvements	Shorter of remaining life of the lease or useful life
Furniture and equipment	3-7 years

Tenant improvements are capitalized in real property when we own the improvement. If the improvements are deemed to be owned by the tenant and we assume its payments (such as an up-front cash payment to the lessee or by assuming the payment or reimbursement of all or part of those costs) then we recognize the inducements as a deferred lease incentive.

Upon acquisition of real property, we determine the fair value of acquired assets (including land, building, tenant improvements, above-market leases and in-place lease intangibles) and the assumed liabilities (including below-market leases) in accordance with ASC 805, Business Combinations and allocate the purchase price based on these fair values. As a result of a business combination, acquired leases may arise at the acquisition date of the business combination. We recognize acquired leases as intangible assets and/or liabilities if they arise from contractual or other legal rights, or if not arising from contractual or legal rights, are only recorded by us if they are capable of being separated from the acquiring entity and thus can be sold, transferred, licensed, rented or exchanged on their own (whether or not there is an intention to do so). We initially record acquired leases as intangible assets and/or liabilities at their estimated fair values. If the terms of an operating lease on an acquired business are favorable relative to market terms, we recognize an intangible asset named “acquired favorable leases.” If the terms of an operating lease on an acquired business are unfavorable relative to market terms, we recognize an intangible liability named “acquired below or unfavorable market leases.” If there are in-place lease costs such as lease commissions, real estate taxes, insurances, forgiven rent and tenant improvements on an acquired business, we recognize an intangible asset named “acquired in-place leases.” The amortization of acquired leases is recognized by us as a debit/credit to rental income, over the terms of the respective leases.

Revenue Recognition

Rental income includes base rents paid by each tenant in accordance with its lease agreement conditions. We recognize rental income on a straight-line basis over the lease term of the respective leases. The straight-line basis is calculated by adding the total minimum payments under the lease and then dividing them equally over the life of the lease. We initially start recognizing rental income at the commencement date, which is the date on which the tenant takes possession of the leased space or controls the physical use of the leased space. The difference between the “straight-line” amount and the amount of cash rent received from the tenants is recorded as a debit/credit to the corresponding receivable/payable. Lease incentives are recorded as a deferred asset and amortized as a reduction of revenue on a straight-line basis over the respective lease term. Tenant reimbursement income (scheduled rent increases based on increases in real estate taxes, operating expenses and utility usage) is recognized by us in the consolidated statements of income when earned and when their amounts can be reasonably estimated. Rental income also includes the amortization of acquired above-/below-market leases as a debit/credit to rental income over the terms of the respective leases.

Development Costs

We capitalize costs incurred in developing, renovating, rehabilitating and improving real estate assets. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred. During the land development and construction periods, we capitalize interest costs, insurance, real estate taxes and certain general and administrative costs of the personnel performing development, renovations and rehabilitation if such costs are incremental and identifiable to a specific activity to get the asset ready for its intended use. Capitalized costs are included in the cost basis of real estate assets. We also capitalize costs incurred to successfully originate a lease that result directly from, and are essential to, the acquisition of that lease. Leasing costs that meet the requirements for capitalization are presented as a component of other assets.

Impairment of Long-Lived Assets and Lease-Related Group of Assets

Long-lived assets, such as real property and purchased intangible assets subject to amortization are reviewed for impairment on a property by property basis whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If there is an indication that real property or an intangible asset may be impaired, the impairment test is performed for the individual asset if the recoverable amount of this asset can be determined individually.

If circumstances require that a long-lived asset or a group of assets is to be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by an asset or group of assets to the carrying value of the asset or group of assets. If the carrying value of the long-lived asset or group of assets is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value.

Income Taxes

We intend to elect and to qualify as a REIT for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2014. So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on our net income that we distribute currently to our stockholders. To maintain our qualification as a REIT, we are required under the Code to distribute at least 90% of our REIT taxable income (without regard to the deduction for dividends paid and excluding net capital gains) to our stockholders and meet certain other requirements. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax on our taxable income at regular corporate rates. Even if we qualify for taxation as a REIT, we may also be subject to certain state, local and franchise taxes. Under certain circumstances, U.S. federal income and excise taxes may be due on our undistributed taxable income.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on relevant dates on which adoption of such standards is required for companies that are not emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

New Accounting Standards

In June 2013, the FASB issued ASU No. 2013-08, Financial Services—Investment Companies—Amendments to the Scope, Measurement and Disclosure Requirements, or ASU 2013-08. The amendments in this update change the assessment of whether an entity is an investment company by developing a new two-tiered approach for that assessment, which requires an entity to possess certain fundamental characteristics while allowing judgment in assessing other typical characteristics. The new approach requires an entity to assess all of the characteristics of an investment company and consider its purpose and determine whether it is an investment company. The adoption of ASU 2013-18 on January 1, 2014 did not have a material impact on our predecessor’s consolidated financial statements.

INDUSTRY AND MARKET DATA

General Services Administration

We focus primarily on the acquisition, development and management of Class A commercial properties that are leased to U.S. Government agencies that serve essential functions. The GSA acts as the real estate agent for a wide range of U.S. Government entities, including the Drug Enforcement Administration, Federal Bureau of Investigation, Immigration and Customs Enforcement, Internal Revenue Service, Administrative Office of the Courts, Department of Justice, Department of Homeland Security, Department of the Treasury, Department of State and Central Intelligence Agency.

The GSA is divided into two principal divisions, the Federal Acquisition Service, or FAS, and the Public Buildings Service, or PBS. The FAS provides comprehensive solutions for products and services across the U.S. Government. The PBS acquires and manages thousands of federal properties and provides management, leasing, acquisition and disposal services to suit the U.S. Government’s real estate needs. The PBS provides more than 370 million square feet of workspace for more than 1.1 million federal workers in approximately 9,000 properties nationwide. Within the PBS portfolio, properties are either under the full custody and control of the GSA (i.e., U.S. Government-owned) or leased from the private sector and include assets such as office buildings, courthouses, land ports of entry, warehouses, laboratories and parking structures.

GSA Leasing Dynamics

Over the 45-year period from 1968 to 2013, the GSA’s total portfolio of leased space grew at an average annual rate of 3.2%. Since federal fiscal year 1998, the GSA’s leased inventory has experienced substantially faster growth than the GSA-owned inventory, growing by 33.4% in the aggregate as compared to 1.6% in the aggregate for GSA-owned inventory over the same 15-year period. The GSA’s leased inventory now comprises over 50% of the GSA’s total inventory in terms of rentable square feet. The overall growth of the GSA’s leased inventory can be seen in the chart below:

GSA Portfolio

A leasing model allows the GSA the flexibility to accommodate each federal agency’s needs by accounting for both the scope and urgency of its respective space requirements. Although the GSA typically utilizes a uniform lease agreement, the build-out and building security requirements for each tenant vary according to that agency’s specific mission and hierarchy of the property within the agency. In many cases, existing U.S. Government-owned properties cannot accommodate tenant needs, and the upfront cost and complexity of constructing a new U.S. Government-owned building can be prohibitive. The average age of the U.S. Government-owned properties is 47 years. As a result, the GSA’s reliance on privately owned office space has escalated. We believe this is due in part to the fact that the full cost of each construction project must be recognized in a single fiscal year budget, whereas a newly leased building only requires recognition of annual payments in the applicable agency’s annual budget. Thus, given recent federal budget constraints, we believe it is likely that the U.S. Government will continue to grow its leased portfolio of assets, strengthening its reliance on leasing over ownership.

Attributes of the GSA-Leased Asset Class

The GSA-leased asset class possesses several positive attributes:

– U.S. Government Tenant Credit: Leases are backed by the full faith and credit of the U.S. Government, and the GSA has never experienced a financial default. Even during the U.S. Government “shutdown” of 2013, the GSA continued to pay its rent to private landlords through the Federal Buildings Fund that is not subject to direct appropriations. As such, we believe that there is limited risk of tenant default.

– Limited Renewal Risk: The historical renewal rate for GSA-leased properties has been approximately 82% and properties within our target market, in excess of 50,000 rentable square feet, have a historical renewal rate of approximately 95%. Our strategy seeks to increase the likelihood of renewal by acquiring or constructing projects based on the following:

•	Having specialized knowledge and insight into the mission and hierarchy of a tenant agency or property prior to purchasing the asset.

•

Focusing on the market segment that is most likely to renew: major federal buildings of Class A construction that are less than 20 years old, are at least 85% leased to a single U.S. Government tenant, including through the GSA, are in excess of 40,000 square feet with expansion potential, include build-to-suit features and are focused on environmental sustainability.

– Long-Term Lease Structures: A typical initial GSA lease has a term of ten to 20 years, limiting operational risk. A renewal lease typically has a term of five to ten years.

– Strong Rent Growth Upon Renewal: When a GSA lease expires, the new base rent is typically reset based on a number of factors, including inflation, the replacement cost of the building at the time of renewal, which we generally expect will increase over the life of the lease, and enhancements to the property since the date of the prior lease. Between 2006 and 2014, the average rental increase for all GSA leases upon renewal was 21% for leases with terms of ten to 15 years and 27% for leases with terms of 15 years or more.

– Low Market Correlation: We believe that the GSA-leased real estate asset class is less correlated to macro cycles than traditional commercial real estate. The U.S. Government remains the largest employer in the world, the largest office tenant in the United States and the primary catalyst of the U.S. economy. Finally, given our expectation for continuing budgetary constraints, the U.S. Government’s increased reliance on leasing over ownership is expected to continue.

– Fragmented Market: The largest owner of GSA-leased assets owns approximately 3.1% of the GSA-leased market by RSF as of August 2014. The ten largest owners of GSA-leased assets collectively own approximately 14.3% of the GSA-leased market by RSF as of August 2014. Additionally, there is no national broker or clearinghouse for GSA-leased properties. We believe that all of these factors work in concert to create a fragmented market that requires acquirers and developers to have specialized knowledge and expertise to navigate the landscape.

All of these market dynamics combine to yield a strong climate for investment opportunities and to drive stable cash flows within the GSA-leased property market.

Underlying Agency Exposure in our Current Portfolio

In aggregate, there are 12 different agencies currently serving as tenants in our properties. We believe these agencies to be of critical value to the U.S. Government and subject to increased priority in the U.S. Government. The following table summarizes the budget growth of each respective agency, which we believe to be indicative of the priority placed upon each agency by the U.S. Government.

Agency	FY2005 Budget (1)	FY2014 Budget (2)	Aggregate FY2014 vs. FY2005 Growth	Percentage of Annualized Lease Income (3)
	(amounts in thousands)
DEA	$1,631,182	$2,018,000	23.7%	17.9%
FBI	5,135,505	8,343,284	62.5%	17.2%
IRS	10,236,087	11,290,612	10.3%	10.8%
PTO	1,504,266	3,286,191	118.5%	9.3%
CBP	6,416,398	12,445,616	94.0%	8.0%
AOC	68,200	81,200	19.1%	7.6%
USFS	5,587,000	6,089,000	9.0%	7.5%
DOT	60,833,000	72,171,000	18.6%	5.0%
ICE	3,845,178	5,614,361	46.0%	4.4%
MEPCOM	131,206	159,755	21.8%	3.4%
USCG	7,558,560	10,214,999	35.1%	2.3%
SSA	8,858,000	11,846,000	33.7%	1.5%

(1)	Reflects total FY2005 enacted budget authority for each agency as reported by the respective agency.
(2)	Reflects total FY2014 enacted budget authority for each agency as reported by the respective agency.
(3)	As of June 30, 2014.

DEA—Drug Enforcement Administration

The mission of the DEA is to enforce the controlled substances laws and regulations of the United States and bring to the criminal and civil justice system of the United States, or any other competent jurisdiction, those organizations and principal members of organizations, involved in the growing, manufacture, or distribution of controlled substances appearing in or destined for illicit traffic in the United States; and to recommend and support non-enforcement programs aimed at reducing the availability of illicit controlled substances on the domestic and international markets. The organization investigates and coordinates federal, state and local law enforcement in the prosecution of those who violate the use of controlled substances.

The DEA has over 5,300 full-time employees across 222 domestic offices organized in 21 divisions throughout the United States and 86 foreign offices in 67 countries.

The DEA’s budget has grown 23.7% over the trailing ten-year period, from $1.63 billion in FY 2005 to $2.02 billion in FY 2014.

FBI—Federal Bureau of Investigation

As an intelligence-driven and threat-focused national security organization, the mission of the FBI is to protect and defend the United States against terrorist and foreign intelligence threats, to uphold and enforce the criminal laws of the United States and to provide leadership and criminal justice services to federal, state, municipal and international agencies and partners.

The FBI is headquartered in Washington, D.C. and serviced by 56 field offices and 381 resident agencies nationwide as well as 78 international offices and legal attachés abroad within U.S. embassies and consulates.

The FBI has experienced rapid growth over the trailing ten-year period. Sustained budget and job growth has been driven by a change of strategy following the September 11, 2001 terrorist attacks. Within months of the attacks, the FBI initiated a process to reorganize its structure and operations, leading to a shift of focus towards proactive crime prevention as opposed to reactive crime investigation. Growth has also been driven by new and emerging threats, as well as the evolution and growth of existing threats such as cyber and high-tech crimes. The FBI’s budget has grown 62.5% over the ten-year trailing period, from $5.14 billion in FY 2005 to $8.34 billion in FY 2014. Over that same period, the FBI has hired more than 1,000 full-time employees, growing from approximately 13,000 to over 14,000.

IRS—Internal Revenue Service

The IRS is a bureau of the Department of the Treasury, functioning as a tax administrator. The organization’s mission is to provide America’s taxpayers top quality service by helping them understand and meet their tax responsibilities and enforce the law with integrity and fairness to all.

The IRS is headquartered in Washington, D.C. and operates ten service centers around the country that engage in tax processing. The IRS also operates three computer centers nationwide. The agency has approximately 97,000 full-time employees.

The IRS’s budget has grown 10.3% over the ten-year trailing period, from $10.24 billion in FY 2005 to $11.29 billion in FY 2014.

PTO—Patent and Trademark Office

The U.S. PTO falls under the jurisdiction of the Department of Commerce and grants U.S. patents and registers trademarks. The PTO’s mission is to promote industrial and technological progress in the United States and strengthen the national economy, administer the laws relating to patents and trademarks, advise the Secretary of Commerce, the President of the United States and the administration on patent, trademark and copyright protection and provide advice on the trade-related aspects of intellectual property. The PTO cooperates with the European Patent Office and the Japan Patent Office as one member of the Trilateral Patent Offices, which aims to improve the efficiency of the global patent system

The PTO opened its first office outside the Washington, D.C. metropolitan area in 2012.

The PTO is a self-funded agency whose expenses are financed completely by the fees paid by applicants and owners of patents and trademarks. As a result, the PTO is less susceptible to Congressional actions and appropriations than government-funded agencies. The PTO’s spending authority from its receipts has grown 118.5% over the trailing ten-year period, from $1.50 billion in FY 2005 to $3.29 billion in FY 2014. During the same period, the PTO has nearly doubled its count of full-time employees, growing from approximately 7,000 to 13,000.

CBP—Customs and Border Protection

The mission of CBP is to protect American borders, with specific emphasis on terrorism and illegal drug trafficking, while facilitating trade and international travel. CBP is the largest federal law enforcement agency of the Department of Homeland Security. CBP regulates and facilitates international trade, collects import duties and enforces U.S. regulations pertaining to trade, customs and immigration.

CBP is headquartered in Washington, D.C. and has 139 Border Patrol Stations across the country, controlling over 6,900 miles of border with Canada and Mexico. In FY 2013, U.S. Border Patrol generated 420,789 apprehensions and the seizure of approximately 2.4 million pounds of marijuana and 4,700 pounds of cocaine.

CBP’s budget has nearly doubled over the trailing ten-year period, from $6.42 billion in FY 2005 to $12.45 billion in FY 2014. During the same period, CBP has increased its count of full-time employees by more than 50%, growing from approximately 41,000 to 64,000.

AOC—Administrative Office of the Courts

The mission of the AOC is to provide a variety of support functions to the U.S. federal judiciary. The agency is the central support entity for the judicial branch, providing administrative, legal, financial, management, program and information technology services to the federal courts. The AOC provides support and staff counsel to the Judicial Conference of the United States and its committees and implements and executes Judicial Conference policies, as well as applicable federal statutes and regulations. The AOC prepares and submits the budget for the courts to the Judicial Conference for approval by Congress, analyzes legislation from Congress that will affect the courts’ operations or personnel and interprets and applies the new laws. The agency also provides administrative help to members of the courts in the form of clerks, probation and pretrial services officers, court reporters and public defenders.

The AOC is headquartered in Washington, D.C., and its agency’s lawyers, public administrators, accountants, systems engineers, analysts, architects, statisticians and other staff provide a long list of professional services to meet the needs of judges and judiciary employees working in more than 800 locations nationwide.

The AOC’s budget has grown 19.1% over the trailing ten-year period, from $68.20 million in FY 2005 to $81.20 million in FY 2014.

USFS—United States Forest Service

As the lead federal agency in natural resource conservation, the USFS provides leadership in the protection, management and use of the nation’s forest, rangeland and aquatic ecosystems. The agency’s ecosystem approach to management integrates ecological, economic and social factors to maintain and enhance the quality of the environment to meet current and future needs. Through the implementation of land and resource management plans, the agency ensures sustainable ecosystems by restoring and maintaining species diversity and ecological productivity that helps provide recreation, water, timber, minerals, fish, wildlife, wilderness and aesthetic values for current and future generations of people.

The USFS has approximately 33,000 full-time employees spread across 750 locations nationally. The everyday work of the USFS balances resource extraction, resource protection and recreation facilitation. The work includes managing 193,000,000 acres of national forest and grasslands, including 59,000,000 acres of open space, 14,077 recreation sites, 143,346 miles of trails, 374,883 miles of roads and the harvesting of 1.5 billion trees per year.

The USFS’s budget has grown 9.0% over the trailing ten-year period, from $5.59 billion in FY 2005 to $6.09 billion in FY 2014.

DOT—Department of Transportation

The mission of the DOT is to serve the United States by ensuring a fast, safe, efficient, accessible and convenient transportation system that meets vital national interests and enhances the quality of life of the American people, today and into the future. The top priorities at the DOT are to keep the traveling public safe and secure, increase mobility and provide a transportation system to contribute to the nation’s economic growth. The DOT also ensures readiness for the management of transportation systems and infrastructure during domestic threats by providing support to the Department of Homeland Security and its separate entities.

The DOT is headquartered in Washington, D.C. and employs over 57,000 full-time staff employees nationwide through the Office of the Secretary of Transportation and its operating administrations and bureaus, each with its own management and organizational structure.

The DOT’s budget has grown 18.6% over the trailing ten-year period from $60.83 billion in FY 2005 to $72.17 billion in FY 2014.

ICE—Immigration and Customs Enforcement

The primary mission of ICE is to promote homeland security and public safety through the criminal and civil enforcement of federal laws governing border control, customs, trade and immigration. The organization is responsible for identifying, investigating and dismantling security vulnerabilities that pertain to the nation’s border, economy, transportation system and infrastructure.

ICE is headquartered in Washington, D.C. and has offices in all 50 states as well as offices and legal attachés at major U.S. embassies in 47 foreign countries.

ICE’s budget has grown 46.0% over the trailing ten-year period from $3.85 billion in FY 2005 to $5.61 billion in FY 2014. Over that same period, ICE has hired nearly 4,000 additional full-time employees, growing from approximately 15,000 to 19,000.

MEPCOM—Military Entrance Processing Command

The MEPCOM is a major command of the Department of Defense. MEPCOM operates Military Entrance Processing Stations, or MEPS, which process applicants for service in the U.S. Armed Forces. The MEPCOM administers a number of examinations and tests to applicants to ensure that they meet the standards required to serve in the military. If applicants are deemed qualified for military service, they will also meet with a service counselor, negotiate and sign enlistment contracts and swear or affirm an entrance oath at the station.

The MEPCOM is headquartered in Chicago, Illinois and operates 65 MEPS facilities throughout the United States.

The MEPCOM’s budget has grown 21.8% over the trailing ten-year period, from $131.21 million in FY 2005 to $159.76 million in FY 2014. Over that same period, the MEPCOM has grown its count of civilian full-time employees by over 80%, from less than 1,000 to over 1,700.

USCG—U.S. Coast Guard

The USCG’s mission is to protect the public, the environment and U.S. economic interests in the nation’s ports and waterways, along the coast, on international waters or in any maritime region as required to support national security. The USCG is a branch of the U.S. Armed Forces, operating under the U.S. Department of Homeland Security. The USCG carries out three basic roles: maritime safety, maritime security and maritime stewardship. Maritime safety includes search and rescue missions, inspection of commercial vessels, waterways management, port safety and merchant mariner credentialing. Maritime security entails the prevention of intentional damage through sabotage, subversion, or terrorism via port security, vessel security and facility security. Finally, maritime stewardship involves the enforcement of laws intended to preserve healthy stocks of fish and other marine resources.

The USCG National Command Center is located at the USCG headquarters in Washington, D.C. The USCG has approximately 50,000 full-time employees.

The USCG’s budget has grown 35.1% over the ten-year trailing period, from $7.56 billion in FY 2005 to $10.21 billion in FY 2014.

SSA—Social Security Administration

The SSA administers Social Security, a social insurance program consisting of retirement, disability and survivors’ benefits. To qualify for benefits, most American workers pay Social Security taxes on their earnings; future benefits are based on the employees’ contributions. The mission of the SSA is to deliver Social Security services that meet the changing needs of the public.

The SSA has a network of over 1,400 total offices that include regional offices, field offices, card centers, teleservice centers, processing centers, hearing offices, the Appeals Council and State and Disability Determination Services. The SSA also has a presence in U.S. embassies around the globe. The SSA has approximately 82,000 full-time employees.

The SSA’s budget has grown 33.7% over the trailing ten-year period, from $8.86 billion in FY 2005 to $11.85 billion in FY 2014.

BUSINESS AND PROPERTIES

Our Company

We are a newly organized and internally managed Maryland corporation that intends to qualify as a real estate investment trust, or REIT, focused primarily on the acquisition, development and management of Class A commercial properties that are leased to U.S. Government agencies that serve essential U.S. Government functions. We generate substantially all of our revenue by leasing our initial portfolio to such agencies through the GSA. Our objective is to generate attractive risk-adjusted returns for our stockholders over the long term through dividends and capital appreciation.

We were formed to continue the business of our predecessor, a private real estate management company specializing in U.S. Government-leased real estate. Upon completion of this offering and the formation transactions, we will wholly own 30 properties in the United States, including 26 properties that are leased primarily to U.S. Government tenant agencies and four properties that are entirely leased to private tenants, encompassing approximately 2.2 million square feet in the aggregate. Our initial portfolio consists of 15 properties contributed by the Easterly Funds and 15 properties contributed by Western Devcon. For more information on our formation transactions, see “Structure and Formation of Our Company — Formation Transactions.”

We focus on acquiring, developing and managing GSA-leased properties that are essential to supporting the mission of the tenant agency and strive to be a partner of choice for the U.S. Government, working closely with the GSA to meet the needs and objectives of the tenant agency. We identify U.S. Government agencies that we believe to have the most enduring missions, including a range of growing federal agencies such as the Federal Bureau of Investigation and the Drug Enforcement Administration, both of which have, in recent years, been the subject of increased priority at the federal level. Such agencies require properties with the type of specialized security, technology, communications and other features that increase the likelihood of long-term lease renewal at positive spreads and increase the long-term value of the leased properties to the agency. We then identify the most critical buildings occupied by these agencies for acquisition or the projects proposed by such agencies for development. Specifically, for our acquisition and development pipeline, we target major federal buildings of Class A construction, at least 85% leased to a single U.S. Government agency, including through the GSA, in excess of 40,000 rentable square feet with expansion potential. Our target market is best summarized by the following illustration:

In order to identify investments within this target market, we underwrite the agency first and then underwrite the relative importance of the building within the hierarchy of the agency. We then focus on properties that are critical to the selected agencies with the following attributes:

•	in strategic locations to facilitate the tenant agency’s mission;

•	in the case of acquisitions, are less than 20 years old;

•	in the case of developments, have a minimum lease term of ten years;

•	have build-to-suit features; and

•	are focused on environmental sustainability.

Our initial portfolio is diversified among U.S. Government tenant agencies, which include a number of the U.S. Government’s largest and most essential agencies, such as the Drug Enforcement Administration, the Federal Bureau of Investigation, the Internal Revenue Service and the Patent and Trademark Office. Our initial portfolio also includes five private tenants, representing less than 5% of our annualized lease income.

The GSA-leased real estate asset class possesses a number of positive attributes that we believe will offer our stockholders significant benefits, including a highly creditworthy and very stable tenant base, long-term lease structures and low risk of tenant turnover. GSA leases are backed by the full faith and credit of the U.S. Government, and the GSA has never experienced a financial default in its history. Payment for rents under GSA leases are funded through the Federal Buildings Fund and are not subject to direct federal appropriations, which can fluctuate with federal budget and political priorities. In addition to presenting reduced risk of default, GSA leases typically have long initial terms of ten to 20 years with renewal leases having terms of five to ten years, which limit operational risk. Upon renewal of a GSA lease, base rent is typically reset based on a number of factors, including inflation and the replacement cost of the building at the time of renewal, which we generally expect will increase over the life of the lease. Historical renewal rates for properties within our target market that are greater than 50,000 rentable square feet are approximately 95%.

GSA-leased properties generally provide attractive investment opportunities and require specialized knowledge and expertise. Each U.S. Government agency has its own customs, procedures, culture, needs and mission, which translate into different requirements for its leased space. Furthermore, the sector is highly fragmented, as ownership is disparate and there is no national broker or clearinghouse for GSA-leased property. The largest owner of GSA-leased properties owns approximately 3.1% of the GSA-leased market by RSF as of August 2014, and the ten largest owners of GSA-leased properties collectively own approximately 14.3% of the GSA-leased market by RSF as of August 2014. The development of GSA-leased properties also entails a long and complicated procurement process, limiting the number of developers within the market. Long-term relationships and specialized institutional knowledge regarding the agencies, their space needs and the hierarchy and importance of a property to its tenant agency are crucial to understanding which agencies and properties present the greatest likelihood of long-term tenancy, and to identifying and acquiring attractive investment properties.

We expect that our extensive knowledge of U.S. Government properties and lease structures will allow us to efficiently execute transactions. Additionally, we believe that our ability to identify and implement building improvements increases the likelihood of lease renewal and enhances the value of our portfolio. Our experienced management team brings specialized insight into the mission and hierarchy of tenant agencies so that we are able to gain a deep understanding of the U.S. Government’s long-term strategy for a particular agency and its resulting space needs. This allows us to target properties for use by agencies that will have enduring criticality and the highest likelihood of lease renewal. Lease duration and the likelihood of renewal are further increased as properties are tailored to meet the specific needs of individual U.S. Government agencies, such as specialized environmental and security upgrades.

We have assembled an experienced multidisciplinary senior management team with complementary skills and experience. Our senior management team is comprised of four individuals with experience in identifying, acquiring, developing, financing and managing U.S. Government-leased assets and has developed long-term relationships across the commercial real estate industry, including at all levels of the GSA and at numerous government agencies. Collectively, our senior management team has been responsible for the acquisition of an aggregate of approximately 1.5 million square feet of GSA-leased properties and the development of approximately 1.0 million aggregate square feet of such properties. William C. Trimble, III, our Chief Executive Officer and President and a member of our board of directors, was a co-founder of our predecessor and has over 25 years of experience in investment management, including serving as chief operating officer of an investment management firm specializing in acquiring GSA-leased properties prior to co-founding our predecessor in 2011. Darrell W. Crate, our Executive Chairman, was also a co-founder of our predecessor and brings to our team extensive capital markets and listed company experience, having served as chief financial officer of Affiliated Managers Group, Inc., a NYSE listed company, for 13 years. Michael P. Ibe, our Executive Vice President—Development and Acquisitions and a director nominee, brings extensive experience executing the ground-up development of specialized properties that are built to suit the needs of the GSA with a particular expertise in specialized facilities such as forensic and other laboratory facilities, high security facilities and DEA facilities. F. Joseph Moravec, our Executive Vice President—Government Relations, is a U.S. Government policy specialist and has been an integral member of the senior management team of our predecessor since 2011. Mr. Moravec previously served as Commissioner of the Public Buildings Service for the GSA from 2001 to 2005, where he was responsible for the overall asset management, design, construction, leasing, operations and disposal of GSA portfolio properties. For more information on our senior management team, see “Management.”

We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2014. For more information, see “U.S. Federal Income Tax Considerations.”

Our Competitive Strengths

We believe that we distinguish ourselves from other owners and operators of office properties, including properties leased to the U.S. Government, through the following competitive strengths:

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High Quality Portfolio Leased to Mission-Critical U.S. Government Agencies. We will be the only internally managed public REIT that focuses primarily on the acquisition, development and management of Class A commercial properties that are leased to U.S. Government agencies, primarily through the GSA. Upon completion of this offering and the formation transactions, we will wholly own 30 high quality properties in the United States that are currently 100% leased, including 26 properties leased primarily to government tenant agencies. As of June 30, 2014, the weighted average age of our properties was approximately ten years, and the weighted average remaining lease term was approximately 7.9 years. A majority of our properties are leased to U.S. Government agencies that serve mission-critical functions and are of high importance within the hierarchy of these agencies. These properties generally meet our investment criteria, which target major federal buildings of Class A construction that are less than 20 years old, are at least 85% leased to a single U.S. Government agency, are in excess of 40,000 rentable square feet with expansion potential, are in strategic locations to facilitate the tenant agency’s mission, include build-to-suit features and are focused on environmental sustainability.

Dallas, Texas DEA Field Division Headquarters. We believe that our property in Dallas, Texas that is leased to the DEA for its field division headquarters illustrates our strategy of investing in high quality properties leased to mission-critical U.S. Government agencies. Purchased in 2010 by our predecessor, the Dallas DEA field division headquarters oversees all field and resident offices in Oklahoma and northern Texas. Located next to major highways and nearby Dallas Love Field Airport, the facility resides on a 7.5 acre site and is part of a three-building secure federal compound that also includes one of six DEA secure national drug laboratories and the Dallas FBI field office. In addition, the Dallas DEA field division headquarters has been designated as the Continuity of Operations, or COOP, site, which would serve as the DEA’s national headquarters if a national emergency makes the DEA’s Washington, D.C. headquarters unusable. The Dallas DEA field division headquarters has special build-to-suit features, including a secure garage, holding cells, special secure communications facilities and a customized secure garage with decontamination lockers. The property is strategically located, abutting a river so that no development can occur behind the facility. Additionally, working in partnership with the DEA and GSA, we have entered into an agreement to complete a large emergency power generation project, at no net cost to us, that allows the building to provide continuous service in case of a power interruption, thereby enhancing the ability of the DEA to conduct its operations at this facility.

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U.S. Government Tenant Base with Strong History of Renewal. Our GSA leases are backed by the full faith and credit of the U.S. Government, are paid for through the Federal Buildings Fund and generally not subject to direct federal appropriations. Furthermore, the GSA has never experienced a financial default. In addition to stable rent payments, our GSA leases typically have initial total terms of ten to 20 years with renewal leases having terms of five to ten years. GSA leases governing properties similar to the properties that we target have historically had high renewal rates, which limits operational risk. The historical renewal rate for properties within our target market that are greater than 50,000 rentable square feet is approximately 95%. We believe that the strong credit quality of our U.S. Government tenant base, our long-term leases, the likelihood of lease renewal and the high tenant recovery rate for our property-related operating expenses contributes to the stability of our operating cash flows and expected distributions.

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Experienced and Aligned Management Team. Our senior management team has a proven track record of sourcing, acquiring, developing and managing properties leased to U.S. Government agencies, primarily through the GSA. Our multidisciplinary team possesses complementary skills and experience that we expect will drive our business and growth strategies and includes the co-founders of our predecessor, the founder and president of a company specializing in the development of build-to-suit properties for the GSA and a former commissioner of the GSA’s Public Buildings Service. Collectively, our senior management team has been responsible for the acquisition of an aggregate of approximately 1.5 million square feet of GSA-leased properties and the development of approximately 1.0 million aggregate square feet of such properties. We believe that our management expertise provides us with a significant advantage over our competitors when pursuing acquisition opportunities and engaging the GSA in property development opportunities and by providing us with superior property management and tenant service capabilities.

Upon completion of this offering and the formation transactions, our senior management team will own approximately     % of our common stock on a fully diluted basis, which will help to align their interests with those of our stockholders.

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Access to Acquisition Opportunities with an Active Pipeline. Our senior management team has an extensive network of longstanding relationships with owners, specialized developers, leasing brokers, lenders and other participants in the GSA-leased property market. Our team has able to leverage these relationships to access a wide variety of sourcing opportunities, frequently resulting in the acquisition of properties that were not broadly marketed. In addition, we maintain a proprietary database that tracks approximately 8,600 properties totaling approximately 200 million rentable square feet and includes substantially every major U.S. Government-leased property that meets our investment criteria as well as information about the ownership of such properties. We believe that our longstanding industry relationships, coupled with our proprietary database, improve our ability to source and execute attractive acquisition opportunities. Further, these factors enable us to effectively initiate transactions with property owners who may not currently be seeking to sell their property, which we believe gives us a competitive advantage over others bidding in broadly marketed transactions. Our predecessor successfully acquired from sellers, outside of a broad marketing process, eight of the 15 properties that the Easterly Funds will contribute to us through the formation transactions.

North Charleston, South Carolina Immigration and Customs Enforcement Facility. The Immigration and Customs Enforcement facility in North Charleston, South Carolina is one of a number of examples of properties that our predecessor acquired directly from the seller and not through a public auction or broad marketing effort. The property was acquired together with our Jacksonville, Florida Military Entrance Processing Station from a private investor with whom our senior management had a longstanding relationship. Our predecessor provided an attractive means for the seller to satisfy a number of important factors including certainty of sale, timeliness of transaction, and a process that provided the seller with liquidity for limited partners and also the capital to commence a new GSA development project.

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Extensive Development Experience with U.S. Government-Leased Properties. Our senior management team has developed projects comprising approximately 4.2 million square feet, including 35 build-to-suit projects for the GSA as well as other corporate and U.S. Government tenants. In the aggregate, our senior management team has developed 19 projects for the GSA. Development of government projects, particularly build-to-suit projects, requires expertise in GSA requirements and the needs of tenant agencies. Since 1994, members of our senior management team have developed an average of approximately 52,000 square feet per year of GSA-leased build-to-suit properties. We believe that our thorough understanding of the U.S. Government’s procurement processes and standards, our longstanding relationships with the GSA and other agencies of the U.S. Government, and our differentiated capabilities will enable us to continue to compete effectively for U.S. Government development opportunities.

Savannah, Georgia Customs and Border Protection Analytical Laboratory. The development of the CBP Analytical Laboratory in Savannah, Georgia highlights the ability of the members of our senior management team to efficiently execute our development strategy. We believe that our senior management’s specialized knowledge and experience in the design, construction and operations of forensic laboratory facilities provided a key advantage in submitting a lease proposal to the GSA for the Savannah property. Our experience in the property management of laboratory facilities gives us the ability to better understand the highly specialized operating requirements of these properties. Development of the project required locating a parcel of land suitable for GSA lease requirements and securing a long-term purchase contract to allow for the protracted period of time to prepare, initially submit and further revise the lease proposal to the GSA. As a result of our senior management’s efforts on these matters, the lease with the GSA was executed in January 2012. Upon lease award and acquisition of the underlying land, design of the building and tenant improvements were finalized and, in April 2012, construction commenced. To reduce the risk of project cost overruns and to better assure that warranty obligations were met at completion, our senior management utilized a design-build contract with its general contractor. The 35,000 square foot facility was completed in June 2013 with a final total project cost of $21.2 million, and the lease term commenced that same month with annualized lease income of approximately $2.1 million. The facility also achieved LEED Silver certification.

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Value-Enhancing Asset Management. Our management team focuses on the efficient management of our properties and on improvements to our properties that enhance their value for a tenant agency and improve the likelihood of lease renewal. We work in close partnership with the GSA and tenant agencies to manage the construction of specialized, agency-specific design enhancements. These highly tailored build-outs substantially increase the likelihood of the tenant agency’s renewal and also typically generate a construction management fee paid by the tenant agency to us in the amount of approximately 15% of the actual cost of construction. We also seek to reduce operating costs at all of our properties, often by implementing energy efficiency programs that help the U.S. Government achieve its conservation and efficiency goals. Our asset management team also conducts frequent audits of each of our properties in concert with the GSA and the tenant agency so as to keep each facility in optimal condition, allowing the tenant agency to better perform its stated mission and helping to position us as a GSA partner of choice.

Del Rio, Texas Federal Courthouse. We believe that our lease for the Del Rio Federal Courthouse in Del Rio, Texas demonstrates our senior management team’s ability to leverage its expertise and work with tenant agencies to implement both cost-saving initiatives and build-to-suit property improvements designed to enhance the agency’s mission-critical capabilities. Upon acquisition of the property in December 2010, we engaged in a number of cost-saving initiatives including reducing electricity costs through a lighting retrofit, engaging an energy consultant to enter into price lock contracts, using economies of scale to lower insurance premiums without reducing coverage, and engaging in other day-to-day operational improvements. Overall, expenses at the Del Rio Federal Courthouse were reduced by approximately 21% from 2011 to 2013. We also developed build-to-suit improvements tailored to the courthouse’s mission. The Del Rio Federal Courthouse is one of the busiest courthouses in the country by docket. The facility is located on the border of Mexico and the U.S. and focuses on illegal immigration issues and drug offenses. In collaboration with the U.S. Marshal Service we developed a plan and expect shortly to begin construction on a multi-million dollar sally port and enhanced elevator bank on behalf of the tenant to greatly increase the capacity and efficiency of the facility, thereby improving both the tenant agency’s operations over the long term and our relationship with the agency. The cost of these enhancements will be funded by us and will be fully reimbursed, in addition to a 15% construction management fee, upon completion of the project.

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Growth-Oriented Capital Structure. Upon completion of this offering and the formation transactions, we expect to have approximately $         million of indebtedness outstanding for a pro forma debt-to-capitalization ratio of     % based on the midpoint of the price range set forth on the front cover of this prospectus. Upon completion of this offering, we expect that     % of our outstanding indebtedness will be fixed rate with $         million of our indebtedness scheduled to mature in 2015 and 2016. In connection with the completion of this offering and the formation transactions, we intend to enter into a $         million senior unsecured credit facility with affiliates of certain of the underwriters consisting of a $         million term loan and a $         million revolving line of credit. This credit facility will have an accordion feature that will provide us with additional capacity, subject to the satisfaction of customary terms and conditions, of up to $         million, for a total facility size of not more than $         million.

Our Business and Growth Strategies

Our objective is to generate attractive risk-adjusted returns for our stockholders over the long term through dividends and capital appreciation. We intend to pursue the following strategies to achieve these goals:

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Pursue Attractive Acquisition Opportunities. We plan to engage in strategic and disciplined acquisitions of properties that we believe are essential to the mission of select U.S. Government agencies and that, in many cases, contain agency-specific design enhancements that allow each tenant agency to better satisfy its mission. We expect to target for acquisition primarily major federal buildings of Class A construction that are less than 20 years old, are at least 85% leased to a single U.S. Government agency, are in excess of 40,000 rentable square feet with expansion potential, are in strategic locations to facilitate the tenant agency’s mission, include build-to-suit features and are focused on environmental sustainability. We believe that our senior management team’s experience, extensive industry relationships and our proprietary database, together with our anticipated access to capital, including the undrawn portion of our expected new senior unsecured credit facility, position us well to identify and consummate attractive property acquisitions.

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Develop Build-to-Suit U.S. Government Properties. We intend to pursue attractive opportunities to develop build-to-suit properties for use by certain U.S. Government agencies. As U.S. Government agencies expand, they often require additional space tailored specifically to their needs, which may not be available in the agency’s target market and therefore require new construction. The GSA typically solicits proposals from private companies to develop and lease such properties to the agency, rather than developing and owning the property itself. We expect to bid for those property development opportunities published by the GSA that suit our investment criteria. Prior to development of any such properties that we are awarded the contract to build, we would expect to enter into a long-term lease with the GSA that would take effect upon delivery of the building, thus eliminating speculative development risk. We believe that our senior management team’s track record of developing build-to-suit properties for U.S. Government agencies and our disciplined and thorough underwriting process will enable us to effectively compete for federal build-to-suit development contracts that meet our criteria.

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Renew Existing Leases at Positive Spreads. We intend to renew leases at our GSA-leased properties at positive spreads upon expiration. Upon lease renewal, GSA rental rates are typically reset based on a number of factors, including inflation, the replacement cost of the building at the time of renewal and enhancements to the property since the date of the prior lease. During the term of a GSA lease, we work in close partnership with the GSA to implement improvements at our properties to enhance the U.S. Government tenant agency’s ability to perform its stated mission, thereby increasing the importance of the building to the tenant agency and the probability of an increase in rent upon lease renewal. Between 2006 and 2014, the average rental increase for all GSA leases upon renewal was 21% for leases with initial terms of ten to 15 years and 27% for leases with initial terms of 15 years or more. The average initial term of our GSA leases is 16.6 years, and GSA leases expiring on or before December 31, 2018 represented approximately 23% of our total annualized lease income as of June 30, 2014. Historical lease renewal spreads within our target market can be seen in the chart below:

GSA Target Market Historic Renewal Lease Spreads

San Antonio, Texas FBI Regional Headquarters. In October 2010, our predecessor sourced and purchased the 148,584 square foot, built-to-suit FBI Regional Headquarters in San Antonio. We believe that the lease for this facility demonstrates the increase in construction costs that occur over time for our properties, which can lead to significantly increased rental rates upon lease renewal.

The San Antonio FBI property was developed during the 2006-2007 time period by a private development group, with the initial 14-year lease commencing on September 7, 2007 at a rental rate of $31.79 per square foot. The same private developer then developed a similar FBI property in Louisville, Kentucky, which opened March 17, 2009, less than two years after the San Antonio property. The current rental rate, as published by the GSA, as of August 2014 for the Louisville property, which has a comparable (15-year) lease term, is $36.55 per square foot, representing a 9.2% rental rate increase over the current rental rate for the San Antonio property. Finally, a similar FBI property in Salt Lake City, Utah was also developed in a similar manner by the same private developer, through a joint venture with another development group. The Salt Lake City property opened October 23, 2012, five years after the San Antonio facility, and has a current rental rate of $38.63 per square foot, as published by the GSA as of August 2014, representing a 14.1% increase over the current rental rate for the San Antonio property, despite a lengthier (20-year) lease term.

We believe that all three properties are comparable and that the primary determinant of rental rate escalations is attributable to the increase in replacement construction costs over time. As a corollary, we believe that the rental rate for our San Antonio FBI building is significantly below the rental rate required for the replacement of our building. As such we believe that we are positioned to achieve a meaningful increase in rental income upon lease renewal, commensurate with that of comparable FBI field offices across the country.

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Reduce Property-Level Operating Expenses. We intend to manage our properties to increase our income by continuing to reduce property-level operating costs. We manage our properties in a cost efficient manner so as to eliminate any excess spending and streamline our operating costs. When we acquire a property, we review all property-level operating expenditures to determine whether and how the property can be managed more efficiently. We have historically been able to materially reduce operating costs on certain of our acquired properties, for example, by reducing electricity costs through lighting retrofits, engaging energy consultants to enter into price lock contracts and using economies of scale to lower insurance premiums without reducing coverage.

Our Initial Portfolio Summary

Upon completion of the formation transactions, we will wholly own 30 properties, including 26 properties with approximately 1.8 million rentable square feet that are leased primarily to U.S. Government tenants and four properties with approximately 341,000 rentable square feet that are entirely leased to private tenants. As of June 30, 2014, our properties were 100% leased with a weighted average annualized lease income per leased square foot of $31.32 and a weighted average age of approximately ten years.

Information about the properties in our initial portfolio as of June 30, 2014 is set forth in the table below:

Property Name	Location	Tenant Lease Expiration Year	Year Built / Renovated	Rentable Square Feet	Percent Leased	Annualized Lease Income	Percentage of Total Annualized Lease Income	Annualized Lease Income per Leased Square Foot
U.S. Government Leased Properties
IRS - Fresno	Fresno, CA	2018	2003	180,481	100.0%	$7,361,035	10.8%	$40.79
PTO - Arlington	Arlington, VA	2019 /2020(1)	2009	189,871	100.0%	6,349,953	9.3%	33.44
FBI - San Antonio	San Antonio, TX	2021	2007	148,584	100.0%	4,927,116	7.3%	33.16
FBI - Omaha	Omaha, NE	2024	2009	112,196	100.0%	4,642,087	6.8%	41.37
ICE - Charleston(2)	North Charleston, SC	2014 /2027(3)	1994 / 2012	86,733	100.0%	3,449,752	5.1%	39.77
DOT - Lakewood	Lakewood, CO	2024	2004	122,225	100.0%	3,396,234	5.0%	27.79
DEA - Vista	Vista, CA	2020	2002	54,119	100.0%	2,740,978	4.0%	50.65
USFS II - Albuquerque	Albuquerque, NM	2026(4)	2011	98,720	100.0%	2,615,621	3.8%	26.50
AOC - El Centro	El Centro, CA	2019	2004	46,813	100.0%	2,590,426	3.8%	55.34
AOC - Del Rio	Del Rio, TX	2024	1992 / 2004	89,880	100.0%	2,557,198	3.8%	28.45
USFS I - Albuquerque	Albuquerque, NM	2021(5)	2006	92,455	100.0%	2,489,906	3.7%	26.93
MEPCOM - Jacksonville	Jacksonville, FL	2025	2010	30,000	100.0%	2,327,129	3.4%	77.57
FBI - Little Rock	Little Rock, AR	2021	2001	101,977	100.0%	2,135,890	3.1%	20.94
CBP - Savannah	Savannah, GA	2033	2013	35,000	100.0%	2,097,860	3.1%	59.94
DEA - Santa Ana	Santa Ana, CA	2024	2004	39,905	100.0%	1,983,428	2.9%	49.70
DEA - Dallas	Dallas, TX	2021	2001	71,827	100.0%	1,820,270	2.7%	25.34
CBP - Chula Vista	Chula Vista, CA	2018	1998	59,397	100.0%	1,782,422	2.6%	30.01
DEA - North Highlands	Sacramento, CA	2017	2002	37,975	100.0%	1,709,700	2.5%	45.02
USCG - Martinsburg	Martinsburg, WV	2027	2007	59,547	100.0%	1,577,876	2.3%	26.50
CBP - Sunburst	Sunburst, MT	2028	2008	33,000	100.0%	1,559,126	2.3%	47.25
DEA - Riverside	Riverside, CA	2017	1997	34,354	100.0%	1,245,923	1.8%	36.27
DEA - Otay	San Diego, CA	2017	1997	32,560	100.0%	1,195,466	1.8%	36.72
DEA - Albany	Albany, NY	2014(6)	2004	31,976	100.0%	1,127,092	1.7%	35.25
SSA - Mission Viejo	Mission Viejo, CA	2020	2005	11,590	100.0%	567,830	0.8%	48.99
SSA - San Diego	San Diego, CA	2015	2003	11,743	100.0%	440,986	0.6%	37.55
DEA - San Diego	San Diego, CA	2016	1999	16,100	100.0%	364,056	0.5%	22.61

Subtotal				1,829,028	100.0%	$65,055,360	95.7%	$35.57
Privately Leased
2650 SW 145th Avenue - Parbel of Florida	Miramar, FL	2022(7)	2007	81,721	100.0%	1,392,274	2.0%	17.04
845 Pilot Road - Unisource Worldwide, Inc.	Las Vegas, NV	2022(8)	1996	83,125	100.0%	607,392	0.9%	7.31
5998 Osceola Court - United Technologies	Midland, GA	2023(9)	2014	105,641	100.0%	498,208	0.7%	4.72
501 East Hunter Street - Lummus Corporation	Lubbock, TX	2028(10)	2013	70,078	100.0%	399,168	0.6%	5.70

Subtotal				340,565	100.0%	$2,897,041	4.3%	$8.51

Total / Weighted Average				2,169,593	100.0%	$67,952,401	100.0%	$31.32

(1)	168,468 rentable square feet leased to the PTO will expire on March 31, 2019 and 21,403 rentable square feet leased to the PTO will expire on January 7, 2020.
(2)	This property is only partially leased to the U.S. Government. Lifepoint, Inc. occupies 21,609 rentable square feet.
(3)	21,609 rentable square feet leased to LifePoint, Inc. expires on September 30, 2014 and has been renewed through September 30, 2019 pursuant to a five-year renewal option, and 65,124 rentable square feet leased to ICE expires on January 31, 2027.
(4)	Lease contains one five-year renewal option.
(5)	Lease contains one five-year renewal option.
(6)	We have entered into a six-month extension and have a nonbinding agreement of terms with the tenant for the renewal of this lease, which expired on July 31, 2014, for a new lease with a term through January 31, 2025.
(7)	Lease contains three five-year renewal options.
(8)	Lease contains two five-year renewal options.
(9)	Lease contains three five-year renewal options.
(10)	Lease contains two five-year renewal options.

Our initial assets are located across the United States, including the following regions, as defined by the GSA: Pacific Rim (12 properties), Greater Southwest (seven properties), Southeast Sunbelt (five properties), Rocky Mountain (two properties), Northeast & Caribbean (one property), Mid-Atlantic (one property), The Heartland (one property) and National Capital (one property). The four properties entirely leased to private tenants are located in the Southeast Sunbelt (two properties), Greater Southwest and Pacific Rim regions. The following table sets forth the geographic diversification of the properties in our initial portfolio by GSA-defined region as of June 30, 2014:

Location	Market	Number of Properties	Number of Leases	Rentable Square Feet	Percentage of Total Rentable Square Feet	Percent Leased	Annualized Lease Income	Percentage of Total Annualized Lease Income
State
California	Pacific Rim	11	11	525,037	24.2%	100.0%	$21,982,251	32.3%
Texas	Greater Southwest	4	4	380,369	17.5%	100.0%	9,703,751	14.3%
Virginia	National Capital	1	2	189,871	8.8%	100.0%	6,349,953	9.3%
New Mexico	Greater Southwest	2	2	191,175	8.8%	100.0%	5,105,526	7.5%
Nebraska	The Heartland	1	1	112,196	5.2%	100.0%	4,642,087	6.8%
Florida	Southeast Sunbelt	2	2	111,721	5.1%	100.0%	3,719,403	5.5%
South Carolina	Southeast Sunbelt	1	2	86,733	4.0%	100.0%	3,449,752	5.1%
Colorado	Rocky Mountain	1	1	122,225	5.6%	100.0%	3,396,234	5.0%
Georgia	Southeast Sunbelt	2	2	140,641	6.5%	100.0%	2,596,068	3.8%
Arkansas	Greater Southwest	1	1	101,977	4.7%	100.0%	2,135,890	3.1%
West Virginia	Mid-Atlantic	1	1	59,547	2.7%	100.0%	1,577,876	2.3%
Montana	Rocky Mountain	1	1	33,000	1.5%	100.0%	1,559,126	2.3%
New York	Northeast & Caribbean	1	1	31,976	1.5%	100.0%	1,127,092	1.7%
Nevada	Pacific Rim	1	1	83,125	3.8%	100.0%	607,392	0.9%

Total / Weighted Average		30	32	2,169,593	100.0%	100.0%	$67,952,401	100.0%

Market
Pacific Rim		12	12	608,162	28.0%	100.0%	$22,589,642	33.2%
Greater Southwest		7	7	673,521	31.0%	100.0%	16,945,168	24.9%
Southeast Sunbelt		5	6	339,095	15.6%	100.0%	9,765,223	14.4%
National Capital		1	2	189,871	8.8%	100.0%	6,349,953	9.3%
Rocky Mountain		2	2	155,225	7.2%	100.0%	4,955,360	7.3%
The Heartland		1	1	112,196	5.2%	100.0%	4,642,087	6.8%
Mid-Atlantic		1	1	59,547	2.7%	100.0%	1,577,876	2.3%
Northeast & Caribbean		1	1	31,976	1.5%	100.0%	1,127,092	1.7%

Total / Weighted Average		30	32	2,169,593	100.0%	100.0%	$67,952,401	100.0%

Our initial portfolio has a stable tenant base that is diversified among U.S. Government agencies. Our U.S. Government tenant agencies include a number of the U.S. Government’s largest and most essential agencies, such as the DEA, FBI and CBP. Our private tenants are Parbel of Florida, a subsidiary of L’Oreal SA, Unisource Worldwide, Inc., United Technologies, LifePoint, Inc. and Lummus Corporation. As of June 30, 2014, our properties were 100% occupied by 17 tenants. The following table provides information about the tenants that currently occupy our properties as of June 30, 2014:

Tenant	Number of Properties	Number of Leases	Weighted Average Remaining Lease Term (1)	Leased Square Feet	Percentage of Leased Square Feet	Annualized Lease Income	Percentage of Total Annualized Lease Income
U.S. Government
Drug Enforcement Administration	8	8	5.0	318,816	14.7%	$12,186,913	17.9%
Federal Bureau of Investigation	3	3	8.1	362,757	16.7%	11,705,094	17.2%
Internal Revenue Service	1	1	4.4	180,481	8.3%	7,361,035	10.8%
Patent and Trademark Office	1	2	4.8	189,871	8.8%	6,349,953	9.3%
Customs and Border Protection	3	3	10.7	127,397	5.9%	5,439,408	8.0%
Administrative Office of the Courts	2	2	8.1	136,693	6.3%	5,147,624	7.6%
U.S. Forest Service	2	2	9.6	191,175	8.8%	5,105,526	7.5%
Department of Transportation	1	1	10.0	122,225	5.6%	3,396,234	5.0%
Immigration and Customs Enforcement	1	1	12.6	65,124	3.0%	2,986,984	4.4%
Military Entrance Processing Command	1	1	11.3	30,000	1.4%	2,327,129	3.4%
U.S. Coast Guard	1	1	13.5	59,547	2.7%	1,577,876	2.3%
Social Security Administration	2	2	3.9	23,333	1.1%	1,008,816	1.5%

Subtotal	26	27	7.6	1,807,419	83.3%	$64,592,592	95.1%
Private Tenants
Parbel of Florida	1	1	8.4	81,721	3.8%	1,392,274	2.0%
Unisource Worldwide, Inc.	1	1	7.9	83,125	3.8%	607,392	0.9%
United Technologies	1	1	9.5	105,641	4.9%	498,208	0.7%
LifePoint, Inc.	0	1	0.3	21,609	1.0%	462,768	0.7%
Lummus Corporation	1	1	14.1	70,078	3.2%	399,168	0.6%

Subtotal	4	5	9.2	362,174	16.7%	$3,359,809	4.9%

Total / Weighted Average	30	32	7.9	2,169,593	100.0%	$67,952,401	100.0%

(1)	Weighted based on square feet.

As of June 30, 2014, less than ten percent of our leases, based on square footage and total annualized lease income, were scheduled to expire before 2018. Certain of our leases are currently in the “soft-term” period of the lease, meaning that the U.S. Government tenant agency has the right to terminate the lease prior to its stated lease end date. In recent years the GSA has increasingly entered into leases with “soft term” periods. We believe that, from the GSA’s perspective, leases with such provisions are helpful for budgetary purposes. While some of our leases are contractually subject to early termination, we do not believe that our tenant agencies are likely to terminate these leases early given the build-to-suit features at the properties subject to the leases, the average age of these properties (approximately 12 years), the mission-critical focus of the properties subject to the leases and the current level of operations at such properties. The following table sets forth a schedule of lease expirations for leases in place as of June 30, 2014. The information set forth in the table assumes that tenants do not exercise renewal options or early termination rights as of June 30, 2014.

Year of Lease Expiration (1)	Number of Leases Expiring	Square Footage of Leases Expiring	Percent of Portfolio Square Footage of Leases Expiring	Annualized Lease Income	Percentage of Total Annualized Lease Income	Annualized Lease Income per Leased Square Foot
Available	0	N/A	N/A	N/A	N/A	N/A
Signed leases not commenced	0	N/A	N/A	N/A	N/A	N/A
2014 (2)(3)	2	53,585	2.5%	$1,589,860	2.3%	$29.67
2015	1	11,743	0.5%	440,986	0.6%	37.55
2016	1	16,100	0.7%	364,056	0.5%	22.61
2017	3	104,889	4.8%	4,151,089	6.1%	39.58
2018	2	239,878	11.1%	9,143,457	13.5%	38.12
2019	2	215,281	9.9%	8,193,563	12.1%	38.06
2020	3	87,112	4.0%	4,055,625	6.0%	46.56
2021	4	414,843	19.1%	11,373,182	16.7%	27.42
2022	2	164,846	7.6%	1,999,665	2.9%	12.13
2023	1	105,641	4.9%	498,208	0.7%	4.72
2024	4	364,206	16.8%	12,578,947	18.5%	34.54
Thereafter	7	391,469	18.0%	13,563,764	20.0%	34.65

Total / Weighted Average	32	2,169,593	100.0%	$67,952,401	100.0%	$31.32

(1)	The year of lease expirations is pursuant to current contract terms. Some tenants have the right to vacate their space during a specified period, or “soft-term,” before the stated terms of their leases expire. As of the date of this prospectus, tenants occupying approximately 19.7% of our rentable square feet and contributing approximately 22.9% of our annualized lease income have currently exercisable rights to terminate their leases before the stated term of their lease expires. In the remainder of 2014, 2015, 2016 and 2017, early termination rights become exercisable by other tenants who currently occupy an additional approximately 2.2%, 0.0%, 0.0% and 4.3% of our rentable square feet, respectively, and contribute an additional approximately 3.8%, 0.0%, 0.0% and 2.9% of our annualized lease income, respectively.
(2)	21,609 rentable square feet leased to LifePoint, Inc. expired on September 30, 2014 and has been renewed through September 30, 2019 pursuant to a five-year renewal option.
(3)	We have entered into a six-month extension and have a nonbinding agreement of terms with the tenant for the renewal of one lease that expired on July 31, 2014, which comprises 31,976 of our rentable square feet and 1.7% of our total lease income for a new lease with a term through January 31, 2025.

Our Proprietary Database

Our senior management team maintains a proprietary database of assets totaling over 200 million rentable square feet that includes substantially all major U.S. Government-leased properties in the United States that meet our investment criteria as well as information about the ownership of the buildings in our database. This database provides a foundation for our potential acquisition targeting activities.

The database, which tracks approximately 8,600 leases and 7,000 properties, was originally constructed and is updated monthly, based on the U.S. Government’s listing of the GSA-leased inventory. This schedule lists the leases in the federal inventory by lease number and, while publically available, it excludes key information such as the underlying agency and the actual owner.

Our senior management team enhances this basic database to include information on the occupying agency, actual ownership entity, estimated ownership structure, approximate value and other notes relevant to an evaluation of the building. Such notes include the likelihood for long-term tenant retention, the importance of the facility to the tenant’s mission and building quality. This information is generally not readily available and is obtained from the collective knowledge of the executive management team and through ongoing and exhaustive research efforts.

The resulting database contains information that is more detailed than what is publicly available and that is proprietary to us. Our senior management team meets on a regular basis to review the data and to update the data for activity in the marketplace.

Acquisition and Development Pipeline

We maintain an active pipeline of potential acquisition opportunities, which we have targeted using our proprietary database of GSA-leased assets, compiling data on such assets, including information pertaining to leases and operating costs. We believe that our senior management team’s extensive network of longstanding relationships with commercial real estate participants will continue to provide us with an information advantage and access to attractive acquisition opportunities, many of which may not be available to our competitors. We are also currently evaluating several potential development projects.

We cannot assure you that we will acquire or develop any of the properties in our acquisition or development pipeline because the acquisition or development of any property in our pipeline may be subject to a number of factors, including the negotiation and execution of definitive purchase and sale agreements, our completion of satisfactory due diligence with respect to the property and satisfaction of customary closing conditions, including the receipt of third-party consents and approvals.

Significant Properties

We are presenting additional data below for the four properties that comprise 10% or more of the consolidated assets of our predecessor as of December 31, 2013 or that had gross revenues that amounted to 10% or more of the consolidated gross revenues of the properties that comprised the Easterly Funds’ investments.

IRS—Fresno

The IRS Compliance Center located in Fresno, California was purchased by our predecessor in April 2012. The 180,481 square foot building is located on a 3.0-acre site. The building is one of ten IRS super-centers in the United States and is responsible for handling compliance for the entire Pacific region. The property was constructed in 2003 and underwent an approximately $1.2 million renovation program in 2008, which included repainting and installing new carpet throughout the facility. The facility is in operation 20 hours per day. The building has state-of-the-art seismic upgrades and has exceeded the government mandated Level 3 security required for the mission, which includes a secure on-site parking deck. Additionally, the property is located adjacent to public transportation.

The Fresno IRS property is currently leased in its entirety to the Internal Revenue Service for annual lease income of approximately $6.7 million. This lease expires on November 30, 2018. The lease is currently in a soft-term period, which began on November 30, 2013.

PTO—Arlington

Our predecessor purchased the U.S. Patent and Trademark Office in Arlington, Virginia in February 2014. The 189,871 square foot building resides on a 2.5-acre site located in the Shirlington Village neighborhood of Arlington, which is located approximately five miles southwest of Washington, D.C. The property was constructed in 2008 and achieved LEED Gold Core and Shell status in 2009. The facility was constructed specifically to provide a better user interface to patent and trademark applicants, litigants, researchers and intellectual property attorneys. This facility serves as a front office to the 2.5 million square foot PTO headquarters in nearby Alexandria, Virginia, and is connected by dark fiber and a shuttle. The mission of the PTO is increasing, and the PTO currently has a substantial backlog of applications. The PTO generates fees that exceed the cost of running the organization.

The Arlington PTO property is currently leased in its entirety to the Patent and Trademark Office for annual lease income of approximately $6.3 million. The property is leased pursuant to two separate leases, one of which expires on March 31, 2019, with the second lease expiring on January 7, 2020.

FBI—San Antonio

Our predecessor purchased the FBI Regional Headquarters in San Antonio, Texas in October 2010. The 148,584 square foot built-to-suit property was completed in 2007 by a private development group, and the initial 14-year lease began on September 7, 2007. The building is one of 56 field offices and was constructed as part of a new generation upgrade in concert with the enhanced mission of the FBI following the September 11, 2001 terrorist attacks. The facility has anti-collapsible walls, ballistic glass, an anti-pathogen HVAC system and a discrete garage specifically designed for outfitting vehicles. The entire ten-acre campus is surrounded by a vehicle-proof security fence and can only be accessed through a guarded gate.

The San Antonio FBI property is currently leased in its entirety to the Federal Bureau of Investigation for annual lease income of approximately $4.9 million. This lease expires on September 6, 2021.

FBI—Omaha

Our predecessor purchased the FBI Regional Headquarters in Omaha, Nebraska in September 2013. The 112,196 square foot, built-to-suit property was constructed in 2009 and is LEED Gold-certified. The facility serves as a hub for Nebraska’s and Iowa’s eight satellite FBI offices. The building is a FBI field office, also constructed as part of the FBI’s increased mission following the September 11, 2001 terrorist attacks. The facility has anti-collapsible walls, ballistic glass, an anti-pathogen HVAC system, a discrete garage and a special vehicle-proof fence with guarded gate.

The Omaha FBI property is currently leased in its entirety to the Federal Bureau of Investigation for annual lease income of approximately $4.6 million. This lease expires on July 15, 2024.

The following table sets forth information about occupancy rates and average annualized lease income per leased square foot for these properties for each of the last five years:

Property	Tenant Agency	Year	Occupancy Rate	Total Rentable Square Feet	Percentage of Total Owned Square Feet	Annualized Lease Income(1)	Annualized Lease Income per Leased Square Foot
IRS - Fresno	IRS
		2014	100%	180,481	100%	$7,361,035	$40.79
		2013	100%	180,481	100%	7,347,617	40.71
		2012	100%	180,481	100%	7,213,144	39.97
PTO - Arlington	PTO
		2014	100%	189,871	100%	6,349,953	33.44
FBI - San Antonio	FBI
		2014	100%	148,584	100%	4,927,116	33.16
		2013	100%	148,584	100%	4,959,102	33.38
		2012	100%	148,584	100%	4,916,767	33.09
		2011	100%	148,584	100%	4,872,851	32.80
		2010	100%	148,584	100%	4,837,158	32.56
FBI - Omaha	FBI
		2014	100%	112,196	100%	4,642,087	41.37
		2013	100%	112,196	100%	4,646,186	41.41

(1)	Annualized lease income is calculated to include the contractual monthly base rent, plus straight line rent adjustments and expense reimbursements and represents the same measure as effective annualized rent.

The table below sets forth information related to the indebtedness of these properties as of June 30, 2014:

Loan	Principal Balance	Fixed/ Floating Rate	Current Annual Interest Rates	Estimated Principal Balance at Maturity	Amortization Period (Years)	Maturity Date	Swap Maturity Date
				(amounts in thousands)
IRS - Fresno	$27,550	Fixed	4.03%	$21,560	*	November 2018	November 2018
PTO -Arlington	33,000	Fixed	3.92%	33,000	Interest Only	February 2020	February 2020
FBI - San Antonio	21,849	Fixed	6.07%	12,599	22	October 2022	N/A
FBI - Omaha	27,813	Fixed	4.47%	25,563	30	October 2020	October 2020

Total Indebtedness	$110,212			$92,722

*	The Fresno loan is subject to a structured amortization schedule that amortizes approximately 1.3% of the principal balance annually through April 2017 and then 10.7% of the principal balance annually from April 2017 through maturity in November 2018.

The annual real estate taxes for the IRS—Fresno property were approximately $0.5 million, or $3.28 per square foot, for the year ended December 31, 2013. Real estate taxes in Fresno County are payable semi-annually the year of assessment.

For the January 1, 2014 to December 31, 2014 fiscal tax year, the real estate tax rate for PTO—Arlington is $1.121 per $100 of assessed value. The total annual tax for the property at this rate is approximately $0.7 million for the large parcel and $0.1 million for the small parcel. Real estate taxes in Arlington County, Virginia are payable semi-annually the year of assessment.

The annual real estate taxes for the FBI—San Antonio property were approximately $0.7 million, or $4.78 per square foot, for the year ended December 31, 2013. Real estate taxes in Bexar County are payable annually the following year.

For the January 1, 2013 to December 31, 2013 fiscal tax year, the real estate tax rate for the FBI – Omaha property is approximately $2.23 per $100 of assessed value. The total annual tax for the property at this rate is $0.9 million. Real estate taxes in Douglas County, Nebraska are payable semi-annually the following year.

Pro Forma Indebtedness

We expect to have approximately $              of consolidated indebtedness outstanding upon completion of this offering and the formation transactions. In addition, our indebtedness will have staggered maturities with a weighted average debt maturity of approximately years and a weighted average interest rate of     % per annum and consist of approximately     % of fixed rate debt. In the future, overall leverage will depend on how we choose to finance our portfolio, including future acquisitions, and the cost of leverage. Neither our charter nor our investment policies restrict the amount of leverage that we may incur.

In connection with the completion of this offering and the formation transactions, we intend to enter into a $         million senior unsecured credit facility with affiliates of certain of the underwriters consisting of a $             million term loan and a $             million revolving line of credit. Upon completion of this offering, we expect to have $         million borrowed under the senior unsecured credit facility that will be used to repay outstanding mortgage indebtedness upon the completion of this offering. This credit facility will have an accordion feature that will provide us with additional capacity, subject to the satisfaction of customary terms and conditions, of up to $             million, for a total facility size of not more than $             million. We intend to use the senior unsecured credit facility to repay indebtedness, fund acquisitions, development and redevelopment opportunities, capital expenditures and the costs of securing new and renewal leases and provide working capital.

Description of GSA Lease

The following is a general description of a typical lease with the U.S. Government agencies negotiated through the GSA. The leases are based on the GSA form lease, but the terms and conditions of any actual GSA lease may vary from those described below. If we determine that the terms of a lease at a property, taken as a whole, are favorable to us, we may enter into leases with terms that are substantially different than the terms described below.

Rent. GSA leases are typically structured as modified gross leases that require that the tenant pay a fixed annual rent on a monthly basis and, in return, we are required to pay for all maintenance, repair, property taxes, utilities and insurance. The base rent for the initial term is generally set at a flat rate for the life of the lease reflecting the original construction, ownership and operational costs of the facility. When a GSA lease expires, the new base rent is typically reset based on a number of factors, including inflation, the replacement cost of the building at the time of renewal, which we generally expect will increase over the life of the lease, and enhancements to the property since the date of the prior lease. The tenant is generally required to pay any increase in taxes after the initial base year and as well as a portion of the increases in operating expenses after the initial base year. Certain of our GSA leases may include a tenant improvement allowance within base rent, which is amortized over the life of the lease at a market amortization rate. Our GSA leases typically provide for an annual operating cost adjustment designed to compensate us for changes in our costs of providing cleaning services, supplies, materials, maintenance, trash removal, landscaping and paying water and sewer charges, as well as heating, and electricity expenses. This operating cost adjustment is calculated by multiplying an operating expense base, which is negotiated at the commencement of the lease, by the percentage change in the urban CPI. A majority of our GSA leases contain a provision allowing the GSA tenant, in the event the GSA tenant vacates space in its leased premises during the term of the lease, to reduce its per square foot operating expense reimbursement for the portion of the property that is no longer in use. Unlike most commercial leases that require monthly payments in advance, GSA leases generally require that rent be paid monthly in arrears.

Tax Adjustment. The GSA is generally required to reimburse us for increases in real estate taxes during the period of its tenancy. The tenant’s share of tax increases is calculated by multiplying the percentage of the property’s square feet occupied by the tenant by the tax increases over the base year.

Term of Lease. GSA leases typically have an initial term of ten to 20 years with renewal leases often having terms of five to ten years. Some leases include a “soft term” following an initial guaranteed term that allows the U.S. Government tenant the right to terminate the lease by providing written notice. The notice period in such instances generally varies from 60 to 360 days.

Assignment and Sublease. GSA leases generally allow the U.S. Government to sublet any part of the premises. A sublease does not, however, relieve the U.S. Government of its obligations to us under the underlying lease. The GSA may at any time assign the lease and be relieved from all obligations under the lease with the exception of unpaid rent and other liabilities, if any, that have accrued to the date of the assignment. Such leases generally require our written consent for assignment, which may not be unreasonably withheld. We typically do not consent to an assignment that would result in a credit reduction of the tenant. However, the GSA may typically substitute a different federal agency as the occupying agency without seeking our consent.

Maintenance and Alteration. Under typical GSA leases, we are generally responsible for all maintenance of properties, including maintenance of all equipment, fixtures and appurtenances to such properties. We are generally responsible for providing all utilities necessary to make a property suitable for use and capable of supplying heat, light, air conditioning, ventilation and access without interruption during established operating hours. However, use of heat, ventilation and air conditioning beyond established operating hours is generally paid for by the occupying agency. Our failure to maintain our properties or provide adequate utilities, service or repair can result in the GSA deducting the costs of such maintenance, utility, service or repair from its rent. The U.S. Government generally retains the right to make alterations to our properties at their own expense. Such alterations are generally managed and performed by us, under contract to the U.S. Government. U.S. Government tenants also retain the right to add and remove fixtures to the premises without relinquishing ownership of such fixtures.

Damage, Destruction or Condemnation. Complete destruction of or significant damage to a property under a GSA lease could result in the immediate termination of the lease. Partial destruction or damage, such that the property is untenantable, generally grants the U.S. Government tenant the option to terminate the lease by giving notice to us within 15 days following the partial destruction or damage. However, the U.S. Government frequently agrees to modify the lease to allow a reasonable period of time to restore the premises in the event of partial damage before it may exercise its right of termination.

Certain U.S. Government Standards. Each GSA lease requires that we maintain certain standards set by the U.S. Government. For instance, our GSA leases generally require that we certify that our procurement policy does not violate any prohibitions against improper third party benefits resulting from our procurement of a U.S. Government contract. In addition, the GSA leases contain provisions that require that we maintain certain labor and equal opportunity standards in relation to our subcontractors. When selecting subcontractors, the GSA leases require that we make a good faith effort to select subcontractors that are small businesses, small businesses owned by socially or economically disadvantaged individuals or small businesses owned by women.

Events of Default. Failure by the GSA to pay rent or make other payments required under a GSA lease on the date such payment is due results in an automatic interest penalty to be paid by the GSA. The interest penalty is calculated as a percentage of the payment due, based on a rate established by the Department of Treasury pursuant to the Contracts Dispute Act of 1978. The interest payment accrues daily and is compounded in 30-day increments. There is typically no provision in our GSA leases permitting us to terminate the lease as a result of non-payment or other actions by the GSA or occupying agency.

Our failure to maintain, repair, operate or service a property under a GSA lease for 30 days after receipt of notice from the U.S. Government tenant can result in our default under such lease. In addition, repeated and unexcused failure to maintain, repair, operate or service the property by us will generally result in default.

Remedies. If we have a dispute with a U.S. Government tenant, the dispute is required to be resolved pursuant to the Contract Disputes Act of 1978. A dispute concerning payment must be submitted to the contracting officer authorized to bind the U.S. Government, who will make a determination as to the merits of the dispute and the determination can be appealed to an administrative agency or to a court. In addition, GSA leases do not include provisions that permit the landlord to evict the GSA or its occupying agency if it is in default under the lease, including as a result of a holdover.

Historical Capital Expenditures

The following table sets forth certain information regarding historical maintenance capital expenditures at the properties in our portfolio that are being contributed by our predecessor in the formation transactions for the year ended December 31, 2013 and the six months ended June 30, 2014:

	Six Months Ended June 30,			Year Ended December 31,
	2014			2013			2012
	Amount	Square Feet	Per RSF	Amount	Square Feet	Per RSF	Amount	Square Feet	Per RSF
Contractual tenant improvements	$8,250	1,455,718	$0.01	$1,169,796	1,215,620	$0.96	$55,077	804,919	$0.07
Maintenance capital expenditures	0	1,455,718	0.00	—	1,215,620	$0.00	43,532	804,919	$0.05

Total	$8,250	1,455,718	$0.01	$1,169,796	1,215,620	$0.96	$98,609	804,919	$0.12

Employees

Upon completion of this offering, we expect to have approximately             full-time employees. Third-party entities are contracted for property management and on-site operations at prevailing market rates. We consider our relationship with all of our expected employees to be strong.

Insurance

We carry comprehensive general liability coverage on all of our properties, with limits of liability customary within the industry to insure against liability claims and related defense costs. Similarly, we are insured against the risk of direct physical damage in amounts necessary to reimburse us on a replacement-cost basis for costs incurred to repair or rebuild each property, including loss of rental income during the reconstruction period. The majority of our property policies include coverage for the perils of flood and earthquake shock with limits and deductibles customary in the industry and specific to the property. We also obtain title insurance policies when acquiring new properties, which insure fee title to our real properties. We currently have coverage for losses incurred in connection with both domestic and foreign terrorist-related activities. While we do carry commercial general liability insurance, property insurance and terrorism insurance with respect to our properties, these policies include limits and terms we consider commercially reasonable. There are certain losses that are not insured, in full or in part, because they are either uninsurable or the cost of insurance makes it, in our belief, economically impractical to maintain such coverage. Should an uninsured loss arise against us, we would be required to use our own funds to resolve the issue, including litigation costs. We believe the policy specifications and insured limits are adequate given the relative risk of loss, the cost of the coverage and industry practice and, in the opinion of our management, the properties in our portfolio are adequately insured.

Competition

Investing in, developing and operating office buildings and maintaining relationships with U.S. Government occupants and attracting new U.S. Government occupants is a competitive business. Because of the strong credit quality of our U.S. Government tenant base, we face significant competition for acquisitions of single-tenant U.S. Government-leased properties from many investors, including publicly traded REITs, high net worth individuals, commercial developers, real estate companies and institutional investors. This competition may require us to accept less favorable terms (including higher purchase prices) in order to consummate a particular acquisition. Additionally, because of the strong credit quality of the U.S Government, as well as the “full faith and credit” support of the long-term leases often executed for build-to-suit development, there is usually significant competition for the award of these leases. There is no guaranty that we will be awarded a lease for which we submit a bid. Leasing rates to the U.S. Government typically are arrived at by projecting the recovery of the costs of construction, anticipated operating expenses, as well as the desired profit, to arrive at the lease rates to be paid over the term of the lease. Our perception of competition for a particular development may cause us to reduce our offered lease rate for such development. If we have inaccurately estimated our costs of construction or anticipated operating expenses, among other variables, it is likely that we will have incorrectly priced our lease rates, and we could be materially and adversely affected.

Regulation

Environmental and Related Matters

Under various federal, state or local laws, ordinances and regulations, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or release of hazardous substances, waste, or petroleum products at, on, in, under or from such property, including costs for investigation or remediation, natural resource damages, or third-party liability for personal injury or property damage. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence or release of such materials, and the liability may be joint and several. Some of our properties may be impacted by contamination arising from current or prior uses of the property or adjacent properties for commercial, industrial or other purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. We also may be liable for the costs of remediating contamination at off-site disposal or treatment facilities when we arrange for disposal or treatment of hazardous substances at such facilities, without regard to whether we comply with environmental laws in doing so. The presence of contamination or the failure to remediate contamination on our properties may adversely affect our ability to attract or retain tenants and our ability to develop or sell or borrow against those properties.

In addition to potential liability for cleanup costs, private plaintiffs may bring claims for personal injury, property damage or for similar reasons. Environmental laws also may create liens on contaminated sites in favor of the U.S. Government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which that property may be used or how businesses may be operated on that property.

Some of our properties may be adjacent to or near other properties used for industrial or commercial purposes or that have contained or currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. Releases from these properties could impact our properties. While certain properties contain or contained uses that could have or have impacted our properties, we are not aware of any liabilities related to environmental contamination that we believe will have a material adverse effect on our operations.

In addition, our properties are subject to various federal, state and local environmental and health and safety laws and regulations. Noncompliance with these environmental and health and safety laws and regulations could subject us or our tenants to liability. These liabilities could affect a tenant’s ability to make rental payments to us. Moreover, changes in laws could increase the potential costs of compliance with such laws and regulations or increase liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise materially and adversely affect our operations, or those of our tenants, which could in turn have a material adverse effect on us. We sometimes require our private tenants to comply with environmental and health and safety laws and regulations and to indemnify us for any related liabilities in our leases with them. But in the event of the bankruptcy or inability of any of our tenants to satisfy such obligations, we may be required to satisfy such obligations. We are not presently aware of any instances of material noncompliance with environmental or health and safety laws or regulations at our properties, and we believe that we and/or our tenants have all material permits and approvals necessary under current laws and regulations to operate our properties.

In addition, our properties may contain or develop harmful mold or suffer from other indoor air quality issues, which could lead to liability for adverse health effects or property damage or costs for remediation. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury occurs. We are not presently aware of any material adverse indoor air quality issues at our properties.

In recent years, in reaction to the Energy Policy Act of 2005, the U.S. Government has instituted “green lease” policies that include the “Promotion of Energy Efficiency and Use of Renewable Energy” as one of the factors it considers when leasing property. In accord with the U.S. Government’s general policy of preferring energy efficient buildings, the Energy Independence and Security Act of 2007 allows the GSA to prefer buildings for lease that have received an “Energy Star” label. This label is received by buildings that reach a specified level of energy efficiency. There are currently five properties in our portfolio that have received the “Energy Star” label.

The U.S. Government’s “green lease” initiative also permits U.S. Government tenants to require LEED-CI certification in selecting new premises or renewing leases at existing premises. Obtaining such certification may be costly and time consuming. There are currently eight properties in our portfolio that have achieved LEED certification. In addition, we are pursuing additional certifications for two of our properties, including a second certification for one of our assets. Successful pursuit of these two certification will result in a portfolio comprised of nine properties that have achieved a total of ten LEED certifications. For more information, see “Risk Factors—Risks Related to Our Business—The U.S. Government’s “green lease” policies may adversely affect us.”

With respect to properties we may develop, we may be subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design, construction and similar matters, including local regulations that impose restrictive zoning requirements. In addition, we will be subject to registration and filing requirements in connection with these developments in certain states and localities in which we operate even if all necessary U.S. Government approvals have been obtained. We may also be subject to periodic delays or may be precluded entirely from developing properties due to building moratoriums that could be implemented in the future in certain states in which we intend to operate.

Investment Advisers Act of 1940

Easterly Partners, LLC is currently registered as an investment advisor with the SEC under the Investment Advisers Act of 1940, or the Advisers Act. From time to time, Easterly Partners, LLC is subject to routine examination by the SEC pursuant to its authority under the Advisers Act. Following its recent examination, on September 25, 2014, Easterly Partners, LLC received a letter from the SEC requesting additional information regarding certain events that occurred prior to such time as Easterly Partners, LLC registered as an investment adviser. Easterly Partners, LLC believes that it has at all times been in material compliance with the Advisers Act and the regulations promulgated thereunder. However, we cannot provide you with any assurance as to the final resolution of the SEC’s examination. Prior to the completion of the formation transactions, Easterly Partners, LLC will terminate its registration as an investment adviser under the Advisers Act.

Americans with Disabilities Act

Our properties must comply with Title III of the ADA to the extent that such properties are “public accommodations” as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe the existing properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Legal Proceedings

We are currently not a party to any legal proceedings. From time to time, we may in the future be a party to various claims and routine litigation arising in the ordinary course of business. We do not believe that the results of any such claims or litigation, individually or in the aggregate, would have a material adverse effect on our business, financial position or results of operations.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have not yet made a decision as to whether we will take advantage of any or all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our Class A common stock less attractive as a result. The result may be a less active trading market for our Class A common stock and our stock price may be more volatile.

In addition, the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have chosen to “opt out” of this extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for all public companies that are not emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We will remain an “emerging growth company” until the earliest to occur of the last day of the fiscal year during which our total annual revenue equals or exceeds $1 billion (subject to adjustment for inflation); the last day of the fiscal year following the fifth anniversary of this offering; the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

Corporate Information

Our principal executive offices are located at 2101 L Street NW, Suite 750, Washington, D.C. 20037. Our telephone number is (202) 595-9500. We maintain a website at                    . Information contained on, or accessible through our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.

MANAGEMENT

Our Directors, Director Nominees and Executive Officers

Upon completion of this offering, at least a majority of our board of directors will be “independent” in accordance with the NYSE listing standards. Pursuant to our charter, each of our directors will be elected by our stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. The first annual meeting of our stockholders after this offering will be held in 2016. Subject to rights pursuant to any employment agreements, officers serve at the pleasure of our board of directors.

The following table sets forth certain information concerning our directors, director nominees and executive officers and certain other senior officers upon completion of this offering:

Name	Age	Position
William C. Trimble, III	52	Director, Chief Executive Officer and President
Darrell W. Crate	47	Executive Chairman of the Board of Directors
Michael P. Ibe	68	Director Nominee and Executive Vice President – Development and Acquisitions
Alison M. Bernard	28	Executive Vice President and Chief Financial Officer
F. Joseph Moravec	64	Executive Vice President – Government Relations
Ronald E. Kendall	59	Senior Vice President – Government Relations
		Director Nominee*
		Director Nominee*
		Director Nominee*
		Director Nominee*

*	We have determined that these directors qualify as “independent” under NYSE and Exchange Act standards.

The following is a biographical summary of the experience of our directors, director nominees, executive officers and certain other senior officers.

William C. Trimble, III, 52, will be our Chief Executive Officer, President and a member of our board of directors. Mr. Trimble co-founded Easterly Partners, LLC in 2011 and has been its chief executive officer and managing partner since August 2011. Prior to joining Easterly Partners, LLC, Mr. Trimble served from April 2009 to August 2011 as the chief operating officer and as a member of the Investment Committee of PRP, LLC, an investment management firm that managed funds that invested in GSA-leased properties, Mr. Trimble also spent ten years as head of client relations for Red Comb, LLC, a Baltimore, Maryland-based asset management firm specializing in domestic, small capitalization equity securities. Mr. Trimble previously spent five years as head of marketing and a member of the Investment Committee of Winston Capital Management in McLean, Virginia. In 1994, he co-founded the Winston Growth Fund, a long-short equity fund of funds. Mr. Trimble’s board memberships presently include serving as chairman of the board of the Aircraft Owners and Pilots Association, a global organization supporting general aviation. Mr. Trimble earned his MBA and BA from Duke University in Durham, North Carolina.

Darrell W. Crate, 47, will serve as Executive Chairman of our board of directors. Since June 2011, Mr. Crate has served as managing partner of Easterly Capital, a firm he co-founded in September 2009 to make personal private equity investments. Mr. Crate also serves as a managing partner and member of the Investment Committee of Easterly Partners, LLC, which he co-founded in 2011. From 1998 to May 2011, Mr. Crate served as the chief financial officer of Affiliated Managers Group, Inc., a publicly-traded asset management holding company. Mr. Crate was previously a managing director of the Financial Institutions Group of the Chase Manhattan Corporation based in London and New York, focusing exclusively on investment management firms. Mr. Crate’s board memberships presently include serving as a member of the executive committee of the board of trustees of Bates College and as the vice chairman of the Aircraft Owners and Pilots Association, a global organization supporting general aviation, and as treasurer of the International Yacht Restoration School. Mr. Crate earned his MBA from Columbia Business School and his BA from Bates College.

Michael P. Ibe, 68, will serve as our Executive Vice President—Development and Acquisitions and is a director nominee. Mr. Ibe co-founded Western Devcon in 1987 and since its incorporation has served as president, where he has been primarily responsible for all phases of acquisition and development in each endeavor, including build-to-suit GSA-leased properties of Western Devcon and its affiliates. His experience related to construction dates back to 1980, when he served as vice president of construction at Ibe Investments, a family-owned real estate company specializing in high-density residential developments in Phoenix, Arizona and luxury single-family developments in San Diego, California. From 1970 to 1980, Mr. Ibe served as a contract administrator and later a vice president and general manager, of Lampco Industries, a San Diego, California manufacturer of precision components for jet engines and nuclear reactors. Mr. Ibe attended Mesa College and San Diego State University.

Alison M. Bernard, 28, will be our Executive Vice President and Chief Financial Officer. Ms. Bernard has been chief financial officer of Easterly Capital since December 2011 and of Easterly Partners, LLC, since April 2012. Prior to that, Ms. Bernard was a financial professional at Summit Partners, a growth equity investment firm, in the General Partner Services Group from February 2011 to December 2011. Ms. Bernard was also previously employed by PricewaterhouseCoopers, a global professional services firm, where she performed a broad range of audit functions in the assurance practice from August 2008 through February 2011. Ms. Bernard earned her MS from Boston College and BA from the College of the Holy Cross. Ms. Bernard is also a licensed CPA.

F. Joseph Moravec, 64, will serve as our Executive Vice President—Government Relations. Mr. Moravec has been a Partner of Easterly Partners, LLC since April 2011 and is responsible for originating investments. Prior to joining Easterly Partners, LLC, Mr. Moravec was an independent consultant to PRP LLC from 2009 until April 2011. Also, Mr. Moravec recently served as an advisor from September 2005 to April 2011 through his own company, F. Joseph Moravec LLC, to real property owners, operating companies and non-profits in the formulation and execution of successful asset, transaction management and organizational solutions. Prior to that, Mr. Moravec was commissioner of GSA’s Public Building Service of the GSA, where he was responsible for asset management and design, construction, leasing, operations and disposal for properties. Mr. Moravec’s present board memberships include the National Trust Community Investment Corporation, the for-profit subsidiary of the National Trust for Historic Preservation, and the Real Estate Investment Advisory Committee of ASB Capital Management, an investment management firm. Mr. Moravec earned his AB from Harvard University.

Ronald E. Kendall, 59, will serve as our Senior Vice President—Government Relations. Since February 2011, Mr. Kendall has been president of Ron Kendall & Associates, a company that provides strategic and tactical consulting to organizations pursuing or renewing federal real estate contracts. Mr. Kendall serves as a subject matter expert for GSA programs and bid opportunities, provides real property asset and portfolio management and facilities planning consultation to federal agencies and consults on facility management, building security, leasing and construction issues. From March 2010 to January 2011, Mr. Kendall was staff director at the U.S. House of Representatives in the Transportation and Infrastructure Committee, Subcommittee on Economic Development, Public Buildings and Emergency Management. Prior to that, Mr. Kendall served as the director of facilities planning and special assistant to the assistant director of the AOC from August 2005 to March 2010. Mr. Kendall’s present board membership includes the Woodside Child Care Association. Mr. Kendall earned his MPA from American University and his BA from the University of Rochester.

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of our board of directors considered the following important characteristics, among others:

•

Mr. Trimble—our board of directors considered Mr. Trimble’s extensive investment management experience in the real estate industry, his senior leadership background and his extensive knowledge of our company as co-founder of our predecessor; and

•	Mr. Crate—our board of directors considered Mr. Crate’s capital markets and listed company experience and his extensive knowledge of our company as co-founder of our predecessor.

•

Mr. Ibe—our board of directors considered Mr. Ibe’s extensive experience in the development of build-to-suit properties for the GSA and his familiarity with the properties to be contributed by Western Devcon to our operating partnership as part of the formation transactions;

Corporate Governance Profile

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

•	our board of directors is not staggered, meaning that each of our directors is subject to re-election annually;

•

we expect that our board of directors will determine that at least a majority of our directors upon completion of this offering and the formation transactions are independent for purposes of the NYSE’s corporate governance listing standards and Rule 10A-3 under the Exchange Act;

•	at least one of our directors will qualify as an “audit committee financial expert,” as defined by the SEC;

•

we have opted out of the business combination and control share acquisition provisions of the MGCL and certain provisions of Title 3, Subtitle 8 of the MGCL, each of which we may not opt in to without stockholder approval; and

•

we do not have a stockholder rights plan and, in the future, we do not intend to adopt a stockholder rights plan unless our stockholders approve in advance the adoption of a plan or, if adopted by our board of directors, we then submit the stockholder rights plan to our stockholders for a ratification vote within 12 months of adoption or the plan will terminate.

Board of Directors

Our charter and bylaws provide that our board of directors will consist of such number of directors as may from time to time be fixed by our board of directors, but may not be more than 15 or fewer than the minimum number permitted by Maryland law, which is one. Upon completion of this offering, we expect to have seven directors, including four directors that our board will have determined to be independent under the standards of the Exchange Act and the New York Stock Exchange. We currently have two directors, and we expect five additional directors to be elected to our board of directors prior to the completion of this offering. Each director will serve until our next annual meeting in 2016 and until his or her successor is duly elected and qualifies or until the director’s earlier death, resignation or removal. For a description of our board of directors, see “Material Provisions of Maryland Law and of Our Charter and Bylaws.”

Our board of directors will review the materiality of any relationship that each of our directors has with us, either directly or indirectly. Our independent directors will meet regularly in executive sessions without the presence of our officers and non-independent directors.

None of our directors received compensation for fiscal year 2014. Our employee directors receive no additional compensation for serving on the board of directors or committees thereof. We anticipate that each outside director will be entitled to compensation arrangements to be determined.

Board Committees

Upon completion of this offering, our board of directors will establish three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees will be composed exclusively of independent directors, in accordance with the NYSE listing standards. The principal functions of each committee are briefly described below. Additionally, our board of directors may from time to time establish certain other committees to facilitate the management of our company.

Audit Committee

Upon completion of this offering, our audit committee will consist of three of our directors, each of whom will be an independent director. We expect that the chairman of our audit committee will qualify as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and NYSE corporate governance listing standards. We expect that our board of directors will determine that each of the audit committee members is “financially literate” as that term is defined by the NYSE corporate governance listing standards. Prior to the completion of this offering, we expect to adopt an audit committee charter, which will detail the principal functions of the audit committee, including oversight related to:

•	our accounting and financial reporting processes;

•	the integrity of our consolidated financial statements;

•	our systems of disclosure controls and procedures and internal control over financial reporting;

•	our compliance with financial, legal and regulatory requirements;

•	the performance of our internal audit function; and

•	our overall risk assessment and management.

The audit committee will also be responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, including all audit and non-audit services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. The audit committee also will prepare the audit committee report required by SEC regulations to be included in our annual proxy statement.              has been designated as chair and              and              have been appointed as members of the audit committee.

Compensation Committee

Upon completion of this offering, our compensation committee will consist of three of our directors, each of whom will be an independent director. Prior to the completion of this offering, we expect to adopt a compensation committee charter that will detail the principal functions of the compensation committee, including:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration of our chief executive officer based on such evaluation;

•	reviewing and approving the compensation of other senior officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation and equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

             has been designated as chair and              and              have been appointed as members of the compensation committee.

Nominating and Corporate Governance Committee

Upon completion of this offering, our nominating and corporate governance committee will consist of three of our directors, each of whom will be an independent director. Prior to the completion of this offering, we expect to adopt a nominating and corporate governance committee charter that will detail the principal functions of the nominating and corporate governance committee, including:

•	identifying and recommending to the full board of directors qualified candidates for election as directors and recommending nominees for election as directors at the annual meeting of stockholders;

•	developing and recommending to the board of directors corporate governance guidelines and implementing and monitoring such guidelines;

•	reviewing and making recommendations on matters involving the general operation of the board of directors, including board size and composition, and committee composition and structure;

•	recommending to the board of directors nominees for each committee of the board of directors;

•	annually facilitating the assessment of the board of directors’ performance, as required by applicable law, regulations and the NYSE corporate governance listing standards; and

•	annually reviewing and making recommendations to the board regarding revisions to the corporate governance guidelines and the code of business conduct and ethics.

             has been designated as chair and              and              have been appointed as members of the nominating and corporate governance committee.

Code of Business Conduct and Ethics

Upon completion of this offering, our board of directors will establish a code of business conduct and ethics that applies to our officers, directors and employees. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code of business conduct and ethics.

Any waiver of the code of business conduct and ethics for our directors or officers may be made only by our board of directors or one of our board committees and will be promptly disclosed as required by law or stock exchange regulations.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

Compensation Discussion and Analysis

Prior to this offering, Easterly Government Properties, Inc. did not pay compensation to any of its named executive officers, and, accordingly, it did not have compensation policies or objectives governing our named executive officer compensation. Our board of directors has not yet formed our compensation committee. Accordingly, we have not adopted compensation policies with respect to, among other things, setting base salaries, awarding bonuses or making future grants of equity awards to our executive officers. We anticipate that our compensation committee, once formed, will design a compensation program that rewards, among other things, favorable stockholder returns, our company’s competitive position within the office real estate industry, our operating results and contributions to our company.

The following is a non-exhaustive list of items that we expect our compensation committee will consider in formulating our compensation philosophy and applying that philosophy to the implementation of our overall compensation program for named executive officers and other employees:

•	attraction and retention of talented and experienced executives in our industry;

•	motivation of our executives whose knowledge, skills and performance are critical to our success;

•

alignment of the interests of our executive officers and stockholders by motivating executive officers to increase stockholder value and rewarding executive officers when stockholder value increases; and

•	encouragement of our executives to achieve meaningful levels of ownership of our stock.

We expect that our compensation committee, once formed, will retain a compensation consultant to review our policies and procedures with respect to executive compensation and assist our compensation committee in implementing and maintaining compensation plans.

Employment Agreements

We currently anticipate that we will enter into an employment agreement with certain of our executive officers that will take effect upon completion of this offering. The terms of these employment agreements have not yet been determined, but we expect that the protections that would be contained in these employment agreements would help to ensure the day-to-day stability necessary to our executives to enable them to properly focus their attention on their duties and responsibilities with the company and will provide security with regard to some of the most uncertain events relating to continued employment, thereby limiting concern and uncertainty and promoting productivity.

Equity Incentive Plan

The design of our compensation program following this offering is an ongoing process. We intend to adopt our 2014 Equity Incentive Plan, under which we expect to grant future cash and equity incentive awards to our executive officers, non-employee directors and eligible employees in order to attract, motivate and retain the talent for which we compete. Following this offering, all awards under the 2014 Equity Incentive Plan will be subject to the approval of our compensation committee. The material terms of the 2014 Equity Incentive Plan, as it is currently contemplated, are summarized below.

The 2014 Equity Incentive Plan will permit us to make grants of options, stock appreciation rights, restricted stock units, restricted stock, unrestricted stock, dividend equivalent rights, performance-based awards and other equity-based awards, including LTIP units, or any combination of the foregoing. We have initially reserved shares of our common stock for the issuance of awards under the 2014 Equity Incentive Plan.

The number of shares reserved under the 2014 Equity Incentive Plan is also subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2014 Equity Incentive Plan will be authorized but unissued shares or shares that we reacquire. The shares of our common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2014 Equity Incentive Plan are added back to the shares available for issuance under the 2014 Equity Incentive Plan.

The 2014 Equity Incentive Plan will be administered by our compensation committee. Our compensation committee will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants and to determine the specific terms and conditions of each award, subject to the provisions of the 2014 Equity Incentive Plan. Persons eligible to participate in the 2014 Equity Incentive Plan will be those full or part-time officers, employees, non-employee directors and other key persons as selected from time to time by our compensation committee in its discretion.

The 2014 Equity Incentive Plan will permit the granting of both options to purchase shares of our common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine the vesting conditions for each option.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of our common stock equal to the value of the appreciation in our stock price over the exercise price. The exercise price of a stock appreciation right may not be less than 100% of fair market value of our common stock on the date of grant and the term of each stock appreciation right may not exceed ten years.

Our compensation committee may award restricted stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of our common stock that are free from any restrictions under the 2014 Equity Incentive Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant performance share awards to participants, which entitle the recipient to receive stock upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine. Our compensation committee may grant dividend equivalent rights to participants, which entitle the recipient to receive credits for dividends that would be paid if the recipient had held specified number of shares of our common stock.

Our compensation committee may grant cash bonuses under the 2014 Equity Incentive Plan to participants, subject to the achievement of certain performance goals.

Under the 2014 Equity Incentive Plan, we may use LTIP units as a form of share-based award. LTIP units are designed to qualify as “profits interests” in our operating partnership for U.S. federal income tax purposes. Each LTIP unit awarded is deemed equivalent to an award of one share of common stock reserved under the 2014 Equity Incentive Plan, reducing availability for other equity awards on a one-for-one basis. Unless our compensation committee provides otherwise, LTIP units, whether vested or not, will receive the same per unit distributions as our common units, which will equal per share dividends (both regular and special) on our common stock. In the future, we may issue LTIP units with economic characteristics comparable to options on our stock.

Our compensation committee may grant awards of restricted stock, restricted stock units, performance shares or cash-based awards under the 2014 Equity Incentive Plan that are intended to qualify as “performance based compensation” under Section 162(m) of the Code. Those awards would only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code that may be made to any one employee during any one calendar year period is shares of our common stock with respect to a stock-based award and $ with respect to a cash-based award.

Our board of directors may amend or discontinue the 2014 Equity Incentive Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2014 Equity Incentive Plan require the approval of our stockholders.

No awards may be granted under the 2014 Equity Incentive Plan after the date that is ten years from the date of stockholder approval of the 2014 Equity Incentive Plan and no incentive stock options may be granted after the date that is ten years from the date on which our board of directors adopts the 2014 Equity Incentive Plan. No awards under the 2014 Equity Incentive Plan have been made prior to the date hereof. Upon completion of this offering, we will issue an aggregate of shares of restricted Class A common stock and LTIP units to our executive officers, non-employee directors and employees.

We will grant equity awards to our executive officers concurrently with the completion of this offering. The awards will represent up to     % of the shares of Class A common stock issued in this offering. These awards will be subject to performance-based and/or time-based vesting requirements.

Tax Considerations

Deductibility of Executive Compensation. Our compensation committee’s policy is to consider the tax treatment of compensation paid to our executive officers while simultaneously seeking to provide our executives with appropriate rewards for their performance. Under Section 162(m) of the Code, a publicly held corporation may not deduct compensation of more than $1 million paid to any “covered employee” in any year unless the compensation qualifies as “performance-based compensation” within the meaning of Section 162(m). We expect Section 162(m) to have limited impact on the company for a number of reasons. First, as a newly public company, certain compensation payable by us to our executive officers during a transition period that may extend until the annual meeting of stockholders that occurs in the fourth calendar year after our initial public offering may be exempt from the cap on deduction imposed by Section 162(m) under a special transition rule provided by the regulations promulgated under Section 162(m). Second, based on our interpretation of certain private letter rulings, it is our position that compensation payable to our executive officers that is attributable to services for our operating partnership is not subject to Section 162(m) as our operating partnership is not a “publicly held corporation” within the meaning of Section 162(m). Third, because we believe we will qualify as a REIT under the Code, we expect to generally distribute at least 100% of our net taxable income each year and therefore do not expect to pay U.S. federal income tax. As a result, and based on the level of cash compensation expected to be payable to our executive officers, the possible loss of a U.S. federal tax deduction would not be expected to have a material impact on us. Accordingly, we do not expect Section 162(m) to have a significant impact on our compensation committee’s compensation decisions for our executive officers.

Section 409A of the Code. Section 409A of the Code requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our named executive officers, so that they are either exempt from, or satisfy the requirements of, Section 409A.

Accounting Standards

Our compensation committee will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives. ASC Topic 718, Compensation—Stock Compensation (referred to as ASC Topic 718 and formerly known as FASB 123R), requires us to recognize an expense for the fair value of equity-based compensation awards. Grants of equity awards under the 2014 Equity Incentive Plan will be accounted for under ASC Topic 718.

Compensation Committee Interlocks and Insider Participation

Upon completion of the formation transactions and this offering, we do not anticipate that any of our executive officers will serve as a member of a board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

We intend to approve and implement a competitive compensation program for our non-employee directors that may consist of one or more of the following: annual retainer fees, equity awards and attendance fees (by phone or in person), as well as other forms of compensation. We will also reimburse each of our directors for his or her travel expenses incurred in connection with his or her attendance at full board of directors and committee meetings.

PRINCIPAL STOCKHOLDERS

The following table presents information regarding the beneficial ownership of shares of our common stock and units in our operating partnership following the completion of the formation transactions and this offering with respect to:

•	each of our directors and director nominees;

•	certain of our executive officers;

•	each person who will be the beneficial owner of 5% or more of the outstanding shares of our common stock or the outstanding shares of our common stock and units in our operating partnership; and

•	all directors, director nominees and executive officers as a group.

Beneficial ownership of shares and units is determined under rules of the SEC and generally includes any shares or units, as applicable, over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock and units in our operating partnership shown as beneficially owned by them. Shares of our common stock and units in our operating partnership that a person has the right to acquire within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person having the right to acquire such shares or units for purposes of the table below, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person.

We currently have outstanding 1,000 shares of our common stock, which are owned by Darrell W. Crate, our Executive Chairman.

Unless otherwise indicated, all shares and units are owned directly. Except as indicated in the footnotes to the table below, the business address of the stockholders listed below is the address of our principal executive office, 2101 L Street NW, Suite 750, Washington, D.C. 20037.

	Class A Common Stock		Class B Common Stock		Class A and Class B Common Stock
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of All Shares of Class A Common Stock(1)	Number of Shares Beneficially Owned	Percent of All Shares of Class B Common Stock (2)	Number of Shares Beneficially Owned	Percentage of All Shares of Common Stock (1)(3)(4)
5% Stockholders:
		%		%		%
		%		%		%
Executive Officers, Directors and Director Nominees:
		%		%		%
		%		%		%
		%		%		%
		%		%		%
		%		%		%
		%		%		%
		%		%		%
		%		%		%
		%		%		%
All directors, director nominees and executive officers as a group ( persons)		%		%		%

*	Represents less than 1.0%
(1)	Assumes shares of our common stock will be outstanding immediately upon the completion of the formation transactions and this offering, including shares of Class A common stock to be issued in the formation transactions, shares of Class A common stock to be issued in this offering and restricted shares of Class A common stock to be issued concurrently with the completion of this offering.

(2)	Assumes shares of our common stock will be outstanding immediately upon the completion of the formation transactions and this offering, including shares of Class B common stock to be issued in the formation transactions.
(3)	Assumes shares of our common stock and units in our operating partnership will be outstanding immediately upon the completion of this offering, comprised of shares of our common stock, including shares of Class A common stock and shares of Class B common stock to be issued in the formation transactions, shares of Class A common stock to be issued in this offering and restricted shares of Class A common stock to be issued concurrently with the completion of this offering and units in our operating partnership, including common units to be issued in the formation transactions and LTIP units to be issued concurrently with the completion of this offering.
(4)	Pursuant to a stockholders’ agreement with Michael P. Ibe and each of the Easterly Funds, Mr. Ibe will agree to vote any shares of Class B common stock beneficially owned by Mr. Ibe in excess of % of the aggregate outstanding Class A common stock and Class B common stock in the same proportion as the holders of Class A common stock vote on any matter submitted to a vote of stockholders for a period of years following completion of this offering and each of the Easterly Funds will agree to vote any shares of Class B common stock beneficially owned by such Easterly Fund in excess of % of the aggregate outstanding Class A common stock and Class B common stock in the same proportion as the holders of Class A common stock vote on any matter submitted to a vote of stockholders for a period of years following the completion of the offering. Darrell W. Crate, our Executive Chairman, will also be a party to the stockholders’ agreement and will agree to vote any shares of Class B common stock beneficially owned by him, other than shares beneficially owned through the Easterly Funds, in excess of % of the aggregate outstanding Class A common stock and Class B common stock in the same proportion as the holders of Class A common stock vote on any matter submitted to a vote of stockholders for a period of years following completion of this offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Formation Transactions

Each property that will be in our initial portfolio is currently owned by the Easterly Funds or by Western Devcon. Each of the Easterly Funds have entered into a contribution agreement with us and our operating partnership pursuant to which they will contribute their interests in their property-owning subsidiaries to our operating partnership. Western Devcon has entered into a contribution agreement with us and our operating partnership pursuant to which it will contribute its interest in 15 properties to our operating partnership. In addition, the owner of the management entities, which is in turn owned by Darrell W. Crate, our Executive Chairman, has entered into a contribution agreement with us and our operating partnership pursuant to which it will contribute all of the interests in the management entities to our operating partnership. The Easterly Funds, Western Devcon and the owner of the management entities will receive shares of Class A common stock and/or common units and shares of Class B common stock in exchange for these contributions to our operating partnership.

Partnership Agreement

Upon completion of the formation transactions, substantially all of our assets will be held by, and substantially all of our operations will be conducted through, our operating partnership, either directly or through its subsidiaries, and we will be the sole general partner of our operating partnership. Upon completion of the formation transactions and this offering,     common units in our operating partnership and     LTIP units in our operating partnership will be outstanding, and we will own     % of the total outstanding units in our operating partnership.

Our interest in our operating partnership will generally entitle us to share in cash distributions from, and in the profits and losses of, our operating partnership in proportion to our percentage ownership. We will generally have the exclusive power under the partnership agreement to manage and conduct the business and affairs of our operating partnership, subject to certain approval and voting rights of the limited partners, which are described more fully in the section “Description of the Partnership Agreement of Easterly Government Properties LP.”

Employment Agreements

We currently anticipate that we will enter into an employment agreement with certain of our executive officers that will take effect upon completion of this offering.

Contribution Agreements

Easterly Contribution Agreements

As part of the formation transactions, each of the Easterly Funds and the owner of the management entities, which is in turn owned by Darrell W. Crate, our Executive Chairman, have entered into separate contribution agreements, or the Easterly contribution agreements, with us and our operating partnership pursuant to which each of the Easterly Funds will contribute their interests in the property owning subsidiaries to our operating partnership and the owner of the management entities will contribute all of the ownership interest in the management entities to our operating partnership in exchange for an aggregate of     shares of Class A common stock,              common units of our operating partnership and     shares of Class B common stock in accordance with the terms of the relevant Easterly contribution agreement. The aggregate value of Class A common stock, common units and Class B common stock to be paid to the Easterly Funds and the owner of the management entities will be $         (based on the mid-point of the price range set forth on the front cover of this prospectus).

Pursuant to the Easterly contribution agreements, our operating partnership will assume or succeed to all of the contributors’ respective rights, obligations and responsibilities with respect to the property owning subsidiaries and the owner of the management entities. The Easterly contribution agreements contain representations and warranties by each of the Easterly Funds and the owner of the management entities, separately, to our operating partnership with respect to the condition and operations of the respective properties and interests contributed to us and certain other matters. With some exceptions, the Easterly Funds and the owner of the management entities have severally agreed to indemnify us and our operating partnership for breaches of their respective representations and warranties for claims brought within one year of the closing of this offering, subject to a deductible equal to 1% of the aggregate total consideration received by each particular contributor under the respective contribution agreement, and up to a maximum of     % of the aggregate total consideration received by each particular contributor under the respective contribution agreement. Each of the Easterly Funds and the owner of the management entities have agreed to pledge common units to our operating partnership with a value, based on the initial public offering price of $         per share of Class A common stock, equal to     % of the aggregate total consideration received by the particular contributor under the applicable contribution agreement, in order to secure their respective indemnity obligations, and except in limited circumstances, these units will be the sole recourse of our operating partnership against the Easterly Funds and the owner of the management entities in the case of a breach of a representation or warranty or other claim for indemnification.

The contribution of properties under the Easterly contribution agreements is subject to customary closing conditions, covenants and commercial real estate prorations, whereby our operating partnership and the contributor apportion rents, taxes, utilities, escrowed or restricted funds and other operating expenses as of the closing. In addition, pursuant to the Easterly contribution agreements, our board of directors has agreed to grant to each of the contributors an exemption from the ownership limits, subject to various conditions and limitations. See “Description of Stock—Restrictions on Ownership and Transfer.”

Western Devcon Contribution Agreement

As part of the formation transactions, Western Devcon, which is beneficially owned by Michael P. Ibe, our Executive Vice President—Development and Acquisitions and a director nominee, have entered into a contribution agreement, or the Western Devcon contribution agreement, with us and our operating partnership pursuant to which Western Devcon will contribute their interests in 15 properties to our operating partnership in exchange for common units and shares of Class B common stock. Western Devcon will receive as consideration for such contributions an aggregate of         common units of our operating partnership and         shares of Class B common stock in accordance with the terms of the Western Devcon contribution agreement. The aggregate value of the common units and Class B common stock to be paid to Western Devcon will be $         (based on the mid-point of the price range set forth on the front cover of this prospectus).

Pursuant to the Western Devcon contribution agreement, we will assume or succeed to all of the contributors’ rights, obligations and responsibilities with respect to the properties contributed. The Western Devcon contribution agreement contains joint and several representations and warranties by each of Western Devcon and Mr. Ibe to our operating partnership with respect to the condition and operations of the properties contributed to us and certain other matters. With some exceptions, Western Devcon and Mr. Ibe have jointly and severally agreed to indemnify us and our operating partnership for breach of these representations and warranties for claims brought within one year of the closing of this offering, subject to a deductible equal to 1% of the aggregate total consideration received by received by them under the Western Devcon contribution agreement, and up to a maximum of         % of the aggregate total consideration received by them under the Western Devcon contribution agreement. Western Devcon and Mr. Ibe have agreed to pledge common units to our operating partnership with a value, based on the initial public offering price of $         per share of Class A common stock, equal to         % of their aggregate total consideration received by them under the Western Devcon contribution agreement, in order to secure their indemnity obligations, and except in limited circumstances, these units will be the sole recourse of our operating partnership against the contributors in the case of a breach of a representation or warranty or other claim for indemnification.

The contribution of properties under the Western Devcon contribution agreement is subject to customary closing conditions, covenants and commercial real estate prorations, whereby our operating partnership and the contributor apportion rents, taxes, utilities, escrowed or restricted funds and other operating expenses as of the closing. In addition, pursuant to the Western Devcon contribution agreement, our board of directors has agreed to grant Mr. Ibe an exemption from the ownership limits, subject to various conditions and limitations. See “Description of Stock—Restrictions on Ownership and Transfer.”

Pursuant to the Western Devcon contribution agreement, for each property subject to GSA leases contributed by Western Devcon where we have not received the consent of the U.S. Government for our assumption of the landlord’s rights and obligations under the GSA lease, at our election Mr. Ibe will (1) for each deposit account where the GSA delivers rents and other amounts due under the GSA lease, or GSA Accounts, execute and deliver to us an irrevocable, present and absolute assignment of all deposits made into the GSA Accounts following the closing; (2) cooperate with us and use his best efforts to cause each bank or financial institution where the GSA Accounts are established to execute account control agreements, pursuant to which we will have the exclusive right to make withdrawals from the GSA Accounts and to exercise any and all other rights and powers with respect to such GSA Accounts; and (3) execute a pledge agreement pursuant to which his obligations to deliver rent payments to us will be secured by a pledge of a number of common units in our operating partnership having a value at the closing of the contribution equal to the aggregate amount of rents to be collected under the GSA Leases for the six month period following the closing of the formation transactions. However, each time that we obtain a consent for a GSA lease covered by the agreement, a number of common units will be released from the pledge in proportion to which the rents collected under the applicable lease bear to the total rents of the contributed properties under that required consent of the U.S. Government.

In addition, we will enter into a tax protection agreement with Michael P. Ibe, a director nominee and our Executive Vice President—Development and Acquisitions, under which we will agree to indemnify Mr. Ibe for any taxes incurred as a result of a taxable sale of certain of our properties for a period of             years after the closing.

Stockholders’ Agreement

We have entered into a stockholders’ agreement with Michael P. Ibe, each of the Easterly Funds and Darrell W. Crate, under which Mr. Ibe has agreed to vote any shares of Class B common stock beneficially owned by Mr. Ibe in excess of         % of the aggregate outstanding Class A common stock and Class B common stock in the same proportion as the holders of Class A common stock vote on any matter submitted to a vote of stockholders for a period of             years following completion of this offering, each of the Easterly Funds has agreed to vote any shares of Class B common stock beneficially owned by such Easterly Fund in excess of         % of the aggregate outstanding Class A common stock and Class B common stock in the same proportion as the holders of Class A common stock vote on any matter submitted to a vote of stockholders for a period of             years following the completion of the offering and Darrell W. Crate has agreed to vote any shares of Class B common stock beneficially owned by Mr. Crate, other than shares owned through the Easterly Funds, in excess of         % of the aggregate outstanding Class A common stock and Class B common stock in the same proportion as any holders of Class A common stock vote on any other sub-asset to a vote of stockholders for a period of              years following the completion of this offering.

Incentive Distributions in Easterly Fund I and Easterly Fund II

Easterly Fund I and Easterly Fund II will remain outstanding as holders of shares of Class A common stock, shares of Class B common stock and common units in our operating partnership to be issued in the formation transaction until the first anniversary of the completion of this offering. At such time, shares of Class A common stock, shares of Class B common stock and common units in our operating partnership held by each of Easterly Fund I and Easterly Fund II will be distributed to investors in Easterly Fund I and Easterly Fund II, and, in connection with such distribution, certain of our directors and executive officers may be entitled to receive additional shares of our common stock and/or common units.

Registration Rights

We will enter into a registration rights agreement pursuant to which Western Devcon and our continuing investors will have the right to cause us to register with the SEC the resale of the shares of Class A common stock that they receive in the formation transactions or the resale or primary issuance of the shares of Class A common stock that they may receive in exchange for the common units that they receive in the formation transactions and facilitate the offering and sale of such shares. An aggregate of shares of Class A common stock to be acquired in the formation transactions and shares of Class A common stock potentially issuable upon exchange of common units issued in the formation transactions are subject to the registration rights agreement.

License Agreement

Upon completion of this offering, we will enter into a license agreement with Easterly Capital, LLC pursuant to which it will grant us a perpetual, royalty-free license to use the Easterly logo and the Easterly name and variations thereof, which license is exclusive to business activities involving properties to be leased to or developed for governmental entities, including properties leased to the GSA. Under this agreement, we will have a right to use these names for so long as we are not in breach of the terms of the license agreement.

Review and Approval of Future Transaction with Related Persons

Upon completion of the formation transactions and this offering, we expect our board of directors to adopt a Related Person Transaction Approval and Disclosure Policy for the review, approval or ratification of any related person transaction. We expect this policy to provide that all related person transactions, other than a transaction for which an obligation to disclose under Item 404 of Regulation S-K (or any successor provision) arises solely from the fact that a beneficial owner, other than the affiliates of our predecessor, of more than 5% of a class of the company’s voting securities (or an immediate family member of any such beneficial owner) has an interest in the transaction, must be reviewed and approved by a majority of the disinterested directors on our board of directors in advance of us or any of our subsidiaries entering into the transaction; provided that, if we or any of our subsidiaries enter into a transaction without recognizing that such transaction constitutes a related person transaction, the approval requirement will be satisfied if such transaction is ratified by a majority of the disinterested directors on the board of directors promptly after we recognize that such transaction constituted a related person transaction. Disinterested directors are directors that do not have a personal financial interest in the transaction that is adverse to our financial interest or that of our stockholders. The term “related person transaction” refers to a transaction required to be disclosed by us pursuant to Item 404 of Regulation S-K (or any successor provision) promulgated by the SEC.

Ownership Limit Waivers

Our charter prohibits any person or entity from actually or constructively owning shares in excess of     % (in value or in number of shares, whichever is more restrictive) of the outstanding shares of each class and series of our stock, or     % in value of the aggregate of the outstanding shares of all classes and series of our stock. In connection with the formation transactions, we will grant waivers from the ownership limit contained in our charter to Michael P. Ibe and our continuing investors to own up to     and     shares, respectively, of our outstanding common stock in the aggregate. We do not expect that the issuance of these waivers will adversely affect our ability to qualify as a REIT.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of directors and, in general, may be amended or revised from time to time by our board of directors without a vote of our stockholders.

Investment Policies

Investments in Real Estate or Interests in Real Estate

Following the completion of this offering and the formation transactions, substantially all of our assets will be held by, and our operations will be conducted through, our operating partnership. Our investment objectives are to generate attractive risk-adjusted returns for our stockholders over the long term through dividends and capital appreciation. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our properties and our acquisition and other strategic objectives, see “Business and Properties.”

We intend to pursue our investment objectives primarily through the ownership and operation, directly or indirectly, by our operating partnership of the properties that we will own following the formation transactions. We intend to focus primarily on the acquisition, development and management of Class A commercial properties that are leased to U.S. Government agencies, primarily through the GSA. Future investment activities will not be limited to any geographic area, product type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market or submarket, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment or development activities in a manner that is consistent with our qualification as a REIT. We do not have a specific policy to acquire assets primarily for capital gain or primarily for income. In addition, we may purchase, develop or lease income-producing commercial and other types of properties for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

We may also participate with third parties in property ownership, through joint ventures, private equity real estate funds or other types of co-ownership. We also may acquire real estate or interests in real estate in exchange for the issuance of common stock, common units, preferred stock or options to purchase stock. These types of investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in structuring our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness that may be incurred in connection with acquiring or refinancing these properties. Debt service on such financing or indebtedness will be required prior to the payment of any dividends with respect to our common stock. Investments are also subject to our policy not to fall within the definition of an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act.

Investments in Real Estate Debt

While our portfolio consists of, and our business objectives emphasize, equity investments in office properties leased mostly to U.S. Government tenants, we may, at the discretion of our board of directors and without a vote of our stockholders, invest in mortgages and other types of real estate interests in a manner that is consistent with our qualification as a REIT. We do not presently intend to invest in mortgages or deeds of trust, but may invest in participating or convertible mortgages if we conclude that we may benefit from the gross revenues or any appreciation in value of the property. If we choose to invest in mortgages, we would expect to invest in senior or subordinated mortgages secured by office properties or senior or subordinated mezzanine loans secured by the equity in owners of office properties. However, there is no restriction on the proportion of our assets that may be invested in a type of mortgage or any single mortgage or type of mortgage loan. Investments in real estate mortgages run the risk that one or more borrowers may default under the mortgages and that the collateral securing those mortgages may not be sufficient to enable us to recoup our full investment. We intend to make any such debt investments in a manner that is consistent with our qualification as a REIT.

Securities of, or Interests in, Persons Primarily Engaged in Real Estate Activities and Other Issuers

We may in the future invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers where such investment would be consistent with our investment objectives and our qualification as a REIT. We may invest in the debt or equity securities of such entities, including for the purpose of exercising control over such entities, subject to applicable REIT requirements. We have no current plans to invest in entities that are not engaged in real estate activities.

Investments in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stocks or common stock.

Dispositions

We may dispose of some of our properties if, based upon management’s periodic review of our portfolio, our board of directors determines that such action would be in the best interests of us and our stockholders. Any proposed disposition will also be analyzed in light of the “prohibited transaction” rules applicable to REITs as more fully described below.

Financings and Leverage Policy

Our charter and bylaws do not limit the amount of debt that we may incur and our board of directors has not adopted a policy limiting the total amount of debt that we may incur. We intend, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds to make investments, to refinance existing debt, to make tenant or other capital improvements or for general corporate purposes. We expect to use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, including prudent assumptions regarding future cash flow, the creditworthiness of tenants and future rental rates.

Our board of directors will consider a number of factors in evaluating the amount of debt that we may incur. If our board of directors adopts a policy limiting the total amount of debt that we may incur, our board of directors may from time to time modify such policy in light of then current economic conditions, relative costs of debt and equity capital, cash flows and market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our Class A common stock, growth and acquisition opportunities and other factors. Our decision to use leverage in the future to finance our assets will be at our discretion and will not be subject to the approval of our stockholders, and we are not restricted by our governing documents in the amount of leverage that we may use.

Lending Policies

We do not have a policy limiting our ability to make loans to other persons. We may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold. We also may make loans to joint ventures in which we participate. Any loan we make will be consistent with our qualification as a REIT.

Equity Capital Policies

To the extent that our board of directors determines to obtain additional capital, we may issue equity securities, including through the issuance of senior securities, retain earnings subject to provisions in the Code requiring distributions of income to maintain REIT qualification or pursue a combination of these methods. We also may issue preferred units of limited partnership interest in our operating partnership that could have distribution, liquidation and other rights and preferences that are senior to those of our common units and therefore structurally senior to those of our common stock. As long as our operating partnership is in existence, we will generally contribute the proceeds from all equity capital raised by us to our operating partnership in exchange for additional interests in our operating partnership, which will dilute the ownership interests of the limited partners in our operating partnership.

Existing stockholders will have no preemptive rights to common or preferred stock or common or preferred units issued in any securities offering by us, and any such offering might cause a dilution of a stockholder’s investment in us. We may in the future issue shares of our common stock or units in our operating partnership in connection with acquisitions of property.

We may, under certain circumstances and subject to there being funds legally available, purchase shares of our common stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our board of directors and subject to compliance with federal securities laws. Our board of directors has no present intention of causing us to repurchase any shares of our common stock or other securities, and any such action would only be taken in conformity with applicable federal and state laws and in a manner consistent with our qualification as a REIT.

Conflict of Interest Policies

Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its other partners under Delaware law and the partnership agreement in connection with the management of our operating partnership. Our fiduciary duties and obligations, as the general partner of our operating partnership, may come into conflict with the duties of our directors and officers to our company and our stockholders. In particular, the consummation of certain business combinations, the sale of any properties or a reduction of indebtedness could have adverse tax consequences to holders of common units, which would make those transactions less desirable to them.

Conflicts of interest also may exist or could arise in the future in connection with transactions between us and a director or officer or between us and any other corporation or other entity in which any of our directors or officers is a director or has a material financial interest. Pursuant to the MGCL, a contract or other transaction between us and a director or officer or between us and any other corporation or other entity in which any of our directors or officers is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, provided that:

•

the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or such committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•

the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

•	the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

We intend to adopt policies that are designed to eliminate or minimize potential conflicts of interest, including a policy that requires that all contracts and transactions between us, our operating partnership or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, be approved by the affirmative vote of a majority of our disinterested directors even if less than a quorum. Where appropriate, in the judgment of the disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our board of directors will have no obligation to do so. However, we cannot assure you that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders. In addition, our charter and bylaws do not restrict any of our directors, director nominees, officers, stockholders or affiliates from having a pecuniary interest in an investment or transaction that we have an interest in or from conducting, for their own account, business activities of the type we conduct.

Policies With Respect To Other Activities

We and our operating partnership will have authority to offer common stock, common units, preferred stock, preferred units, options to purchase stock or other securities in exchange for property and to repurchase or otherwise acquire our common stock or any other securities issued by us in the open market or otherwise, and we may engage in such activities in the future. We expect, but are not obligated, to issue common stock to holders of common units upon exercise of their redemption rights. Except in connection with the initial capitalization of our company and our operating partnership, the formation transactions or employment agreements, we have not issued common stock, units or any other securities in exchange for property or any other purpose, and our board of directors has no present intention of causing us to repurchase any common stock, common units or other securities. Our charter authorizes our board of directors, without stockholder approval, to (a) amend our charter to increase or decrease the aggregate number of authorized shares of stock of the company or the number of shares of any class or series of stock that the company has authority to issue; (b) authorize us to issue additional shares of stock, in one or more series, including senior securities, in any manner, and on the terms and for the consideration, the board of directors deems appropriate; and (c) to classify and reclassify unissued shares of stock by setting or changing the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption. See “Description of Capital Stock.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than our operating partnership. At all times, we intend to make investments in a manner consistent with our qualification as a REIT, unless, because of circumstances or changes in the Code, or the Treasury Regulations, our board of directors determines that it is no longer in our best interest to qualify as a REIT. In addition, we intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act.

Reporting Policies

We intend to make available to our stockholders our annual reports, including our audited financial statements. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

STRUCTURE AND FORMATION OF OUR COMPANY

Our Operating Partnership

Following the completion of this offering and the formation transactions, substantially all of our assets will be held by, and our operations will be conducted through, our operating partnership. We will contribute the net proceeds from this offering to our operating partnership in exchange for common units therein. Our interest in our operating partnership will generally entitle us to share in cash distributions from, and in the profits and losses of, our operating partnership in proportion to our percentage ownership. As the sole general partner of our operating partnership, we will generally have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the limited partners, which are described more fully below in “Description of the Partnership Agreement of Easterly Government Properties LP” Our board of directors will manage our business and affairs.

Pursuant to the partnership agreement, beginning 14 months after the completion of this offering, any limited partners, other than our company or our subsidiaries, will receive redemption rights, which will enable them to cause our operating partnership to redeem one common unit, paired with a share of Class B common stock, or the common unit to be received upon conversion of an LTIP unit, held by such limited partners in exchange for cash or, at our option, one share of Class A common stock, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Stock—Restrictions on Ownership and Transfer.” With each redemption of common units, our percentage ownership interest in our operating partnership and our share of our operating partnership’s cash distributions and profits and losses will increase. See “Description of the Partnership Agreement of Easterly Government Properties LP.”

Our Services Company

As part of our formation transactions, we will form Easterly Government Properties Services, Inc., which we refer to as the services company, a Delaware corporation that will be wholly owned by our operating partnership. We will elect that our services company be treated as a taxable REIT subsidiary for federal income tax purposes. A taxable REIT subsidiary generally may provide non-customary and other services to our tenants and engage in activities that we may not engage in directly without adversely affecting our qualification as a REIT. See “U.S. Federal Income Tax Considerations—Classification and Taxation of Easterly Government Properties, Inc. as a REIT—Taxable REIT Subsidiaries.” We would expect that our construction management of tenant enhancements will be conducted through our services company. We may form additional taxable REIT subsidiaries in the future, and our operating partnership may contribute some or all of its interests in certain wholly owned subsidiaries or their assets to our services company. Any income earned by our taxable REIT subsidiaries will not be included in our taxable income for purposes of the 75% or 95% gross income tests, except to the extent such income is distributed to us as a dividend, in which case such dividend income will qualify under the 95%, but not the 75%, gross income test. See “U.S. Federal Income Tax Considerations—Classification and Taxation of Easterly Government Properties, Inc.—Income Tests Applicable to REITs.” Because a taxable REIT subsidiary is subject to federal income tax and state and local income tax (where applicable) as a corporation, the income earned by our taxable REIT subsidiaries generally will be subject to an additional level of tax as compared to the income earned by our other subsidiaries.

Our Predecessor

The term “our predecessor” refers to Easterly Partners, LLC and its consolidated subsidiaries, including the Easterly Funds, which hold 100% of the fee interests in the entities that own 15 of the properties, or the property-owning subsidiaries, that will be contributed to us in the formation transactions, as well as the management entities.

Each property in our initial portfolio is currently owned by the Easterly Funds or by Western Devcon. Each of the Easterly Funds and the owner of the management entities, which is in turn owned by Darrell W. Crate, our

Executive Chairman, have entered into a contribution agreement with us and our operating partnership pursuant to which they will contribute their interests in their property-owning subsidiaries to our operating partnership in exchange for shares of Class A common stock,             common units of our operating partnership and             shares of Class B common stock. Western Devcon has entered into a contribution agreement with us and our operating partnership pursuant to which it will contribute its interest in 15 properties to our operating partnership in exchange for             common units of our operating partnership and             shares of Class B common stock. See “Certain Relationships and Related Transactions.” These formation transactions are designed to:

•	consolidate the ownership of our initial portfolio and the management entities under our company and our operating partnership;

•	facilitate this offering;

•	enable us to raise capital to repay existing indebtedness related to certain properties in our initial portfolio;

•	enable us to qualify as a REIT for federal income tax purposes commencing with the taxable year ending December 31, 2014;

•	defer the recognition of taxable gain by certain continuing investors and Mr. Ibe; and

•	enable certain continuing investors and Mr. Ibe to obtain liquidity for their investments.

Pursuant to the formation transactions and this offering, the following have occurred or will occur substantially concurrently with the completion of this offering.

•	We were formed as a Maryland corporation on October 9, 2014.

•	Easterly Government Properties LP, our operating partnership, was formed as a Delaware limited partnership on October 10, 2014.

•	We will form our services company as a Delaware corporation and elect that our services company be treated as a taxable REIT subsidiary for federal income tax purposes.

•

We will sell             shares of Class A common stock in this offering and an additional             shares if the underwriters exercise their over-allotment option in full, and we will contribute the net proceeds from this offering to our operating partnership in exchange for             common units.

•

Our operating partnership will acquire the ownership of our initial portfolio of properties previously owned by the Easterly Funds by acquiring the property-owning subsidiaries through contributions pursuant to the Easterly contribution agreements.

•

Our operating partnership will acquire all of the ownership interests in the owner of the management entities. Immediately prior to the completion of the formation transactions, the owner of the management entities will transfer the general partnership interests in each of the Easterly Funds to an affiliate of Darrell W. Crate, our Executive Chairman.

•

The Easterly Funds and the owner of the management entities, which is in turn owned by Darrell W. Crate, our Executive Chairman, will receive as consideration for the contribution of the property-owning subsidiaries and the management entities an aggregate of             shares of Class A common stock,             common units of our operating partnership and             shares of Class B common stock in accordance with the terms of the relevant Easterly contribution agreement. The aggregate value of Class A common stock, common units and Class B common stock to be paid to the Easterly Funds and the owner of the management entities will be $         (based on the mid-point of the price range set forth on the front cover of this prospectus).

•

Our operating partnership will acquire the ownership of our initial portfolio of properties previously owned by Western Devcon by acquiring the fee interest in these properties through contributions pursuant to the Western Devcon contribution agreement.

•

Western Devcon, or its beneficial owner, Michael P. Ibe, a director nominee and our Executive Vice President—Development and Acquisitions, will receive as consideration for such contributions an aggregate             common units and             shares of Class B common stock in accordance with the terms of the Western Devcon contribution agreement. The aggregate value of the common units and Class B common stock to be paid to Western Devcon will be $         (based on the mid-point of the price range set forth on the front cover of this prospectus).

•

We will enter into a stockholders’ agreement with Darrell W. Crate under which Mr. Crate will agree to vote any shares of Class B common stock beneficially owned by him, other than shares beneficially owned through the Easterly Funds, in excess of       % of the aggregate outstanding Class A common stock and Class B common stock in the same proportion as the holders of Class A common stock vote on any matter submitted to a vote of stockholders for a period of              years following completion of this offering. Michael P. Ibe will also be a party to the stockholders’ agreement and will agree to vote any shares of Class B common stock beneficially owned by Mr. Ibe in excess of       % of the aggregate outstanding Class A common stock and Class B common stock in the same proportion as the holders of Class A common stock vote on any matter submitted to a vote of stockholders for a period of              years following completion of this offering. Each of the Easterly Funds will also be a party to the stockholders agreement and will agree to vote any shares of Class B common stock beneficially owned by such Easterly Fund in excess of       % of the aggregate outstanding Class A common stock and Class B common stock in the same proportion as the holders of Class A common stock vote on any matter submitted to a vote of stockholders for a period of              years following the completion of this offering.

•

Each of the Easterly Funds, the owner of the management entities and Western Devcon will make representations, warranties and covenants to us regarding the entities and assets we are acquiring in the formation transactions and we will be indemnified, severally, in an amount up to     % of the consideration received for claims made with respect to breaches of such representations, warranties or covenants within 12 months after the completion of this offering.

•

We will enter into a tax protection agreement with Michael P. Ibe, a director nominee and our Executive Vice President—Development and Acquisitions, under which we will agree to indemnify Mr. Ibe for any taxes incurred as a result of a taxable sale of certain of our properties for a period of years after the closing.

•

The current management team of the management entities and Michael P. Ibe will become our senior management team, and the current real estate professionals employed by the management entities will become our employees.

•

Our operating partnership intends to use a portion of the net proceeds of this offering to repay approximately $         million of outstanding indebtedness, and we expect to pay approximately $         million in related applicable repayment costs, defeasance costs, settlement of interest rate swap liabilities and other costs and fees associated with such repayments. As a result of the foregoing uses of proceeds, we expect to have approximately $         million of consolidated debt outstanding upon completion of our formation transactions and this offering.

•

In connection with the completion of this offering and the formation transactions, we intend to enter into a $         million senior unsecured credit facility with affiliates of certain of the underwriters consisting of a $         term loan and a $         revolving line of credit.

•

We will enter into a registration rights agreement pursuant to which certain of our continuing investors and Michael P. Ibe will have the right to cause us to register with the SEC the resale or primary issuance of the shares of Class A common stock that they may receive in exchange for the common units that they receive in the formation transactions and facilitate the offering and sale of such shares.

•

In connection with the foregoing transactions, we expect to adopt a cash and equity-based incentive award plan and other incentive plans for our directors, officers, employees and consultants. We expect that an aggregate of             shares of our common stock and LTIP units will be available for issuance under awards granted pursuant to the Plan and that an aggregate of shares of our common stock and LTIP units will be granted under the Plan concurrently with the completion of this offering.

•

In connection with the foregoing transactions, we will enter into employment agreements with certain of our executive officers that will become effective as of the completion of this offering, which will provide for salary, bonus and other benefits, including severance upon a termination of employment under certain circumstances. The material terms of these agreements are described under “Executive Compensation—Executive Compensation Arrangements.”

Consequences of our Formation Transactions and this Offering

The completion of our formation transactions and this offering, and the application of the net proceeds thereof in accordance with the description under “Use of Proceeds,” will have the following consequences:

•

Through our interest in our operating partnership and its wholly owned subsidiaries, we will indirectly own a fee simple interest in the 30 properties in our initial portfolio and the management entities.

•	We will indirectly own our services company through our operating partnership, which will indirectly own 100% of the common stock of the services company.

•

Purchasers of shares of Class A common stock in this offering will own     % of outstanding Class A common stock, or     % of our company on a fully diluted basis (     % of our company on a fully diluted basis, if the underwriters’ over-allotment option is exercised in full).

•

The continuing investors will own             shares of outstanding Class A common stock,              outstanding common units in our operating partnership and             shares of outstanding Class B common stock, or     % of our company on a fully diluted basis (     % of our company on a fully diluted basis, if the underwriters’ over-allotment option is exercised in full).

•

Michael P. Ibe, the beneficial owner of Western Devcon, a director nominee and our Executive Vice President—Development and Acquisitions, will own             outstanding common units and             shares of outstanding Class B common stock or     % of our company on a fully diluted basis (     % of our company on a fully diluted basis, if the underwriters’ over-allotment option is exercised in full).

•

We will be the sole general partner of our operating partnership. We will own     % of the outstanding common units of partnership interest in our operating partnership, and the continuing investors (including certain members of our board of directors and senior management team) and Michael P. Ibe will own an aggregate of     % of the outstanding common units. If the underwriters’ over-allotment option is exercised in full, we will own     % of the outstanding common units and the continuing investors and Mr. Ibe will own an aggregate     % of the outstanding common units.

•

We expect to have consolidated indebtedness of approximately $         million, including approximately $         million, a portion of which will be undrawn upon completion of this offering and the formation transactions. and approximately $         million of secured indebtedness that we expect to assume as part of the formation transactions.

Our Organizational and Ownership Structure

The following diagram depicts our expected ownership structure upon completion of the formation transactions and this offering.

(1)	Includes shares of Class A common stock, Class B common stock and common units to be issued to our executive officers, directors and their affiliates in the formation transactions and grants made pursuant to our 2014 Equity Incentive Plan in connection with this offering.
(2)	Darrell W. Crate, our Executive Chairman, will enter into a stockholders’ agreement with us pursuant to which he will agree to vote any shares of Class B common stock beneficially owned by Mr. Crate, excluding shares of Class B common stock owned beneficially through the Easterly Funds, in excess of % of the aggregate outstanding Class A common stock and Class B common stock in the same proportion as the holders of Class A common stock vote on any matter submitted to a vote of stockholders for a period of years following completion of this offering. Michael P. Ibe, our Executive Vice President—Development and Acquisitions and a director nominee, will also enter into the stockholders’ agreement with us under which he and his affiliates will agree to vote any shares of Class B common stock beneficially owned by Mr. Ibe in excess of % of the aggregate outstanding Class A common stock and Class B common stock in the same proportion as the holders of Class A common stock vote on any matter submitted to a vote of stockholders for a period of years following completion of this offering.
(3)	In this prospectus, we refer to the Easterly Funds and the owner of the management entities as our continuing investors. Until the first anniversary of the completion of this offering, the Easterly Funds will directly hold shares of our Class A common stock, common units in our operating partnership and shares of our Class B common stock received in exchange for the property-owning entities contributed as part of our formation transactions. On or about the one-year anniversary of the completion of this offering, we expect that the Easterly Funds will liquidate and certain of our executive officers, directors and their affiliates will become the beneficial owners of a portion of the shares of Class A common stock, shares of Class B common stock and common units in our operating partnership formerly held by each of the Easterly Funds based on the distribution of these shares and common units in accordance with the terms of the respective Easterly Funds’ partnership agreements.
(4)	Each of the Easterly Funds will also be a party to the stockholders’ agreement under which each of them will agree to vote any shares of Class B common stock beneficially owned by the particular Easterly Fund in excess of % of the aggregate outstanding Class A common stock and Class B common stock in the same proportion as the holders of Class A common stock vote on any matter submitted to a vote of stockholders for a period of years following the completion of this offering.
(5)	Excludes shares of Class A common stock, Class B common stock and common units to be issued to our executive officers, directors and their affiliates in the formation transactions and grants made pursuant to our 2014 Equity Incentive Plan in connection with this offering.

Benefits to Related Parties

In connection with the formation transactions and this offering, Western Devcon, certain of our executive officers, directors, director nominees and continuing investors will receive material financial and other benefits, including those set forth below.

•

In exchange for the contribution by Western Devcon of its interests in the properties being contributed as part of the formation transactions, Western Devcon will receive             common units in our operating partnership and             shares of Class B common stock. As a result, Western Devcon will own approximately     % of our outstanding common stock on a fully diluted basis, or     % on a fully diluted basis if the underwriters’ over-allotment option is exercised in full.

•

The Easterly Funds and the owner of the management entities, which is in turn owned by Darrell W. Crate, our Executive Chairman, will receive as consideration for the contribution of the property-owning subsidiaries and the management entities an aggregate of             shares of Class A common stock,             common units in our operating partnership and             shares of Class B common stock. As a result, the Easterly Funds and the owner of the management entities will own approximately         % of our outstanding common stock on a fully diluted basis, or         % on a fully diluted basis if the underwriters’ over-allotment option is exercised in full.

•

We will enter into a tax protection agreement with Michael P. Ibe, a director nominee and our Executive Vice President—Development and Acquisitions, under which we will agree to indemnify Mr. Ibe for any taxes incurred as a result of a taxable sale of certain of our properties for a period of     years after the closing.

•

We will enter into a registration rights agreement pursuant to which Western Devcon and certain of our continuing investors will have the right to cause us to register with the SEC the resale of the shares of Class A common stock that they receive in the formation transactions or the resale or primary issuance of the shares of Class A common stock that they may receive in exchange for the common units and shares of Class B common stock that they receive in the formation transactions and facilitate the offering and sale of such shares.

•	We currently anticipate that we will enter into an employment agreement with certain of our executive officers that will take effect upon completion of this offering.

•

We will enter into indemnification agreements with each of our executive officers, directors and director nominees, whereby we will agree to indemnify our executive officers, directors and director nominees against all expenses and liabilities and pay or reimburse their reasonable expenses in advance of final disposition of a proceeding to the fullest extent permitted by Maryland law if they are made or threatened to be made a party to the proceeding by reason of their service to our company, subject to limited exceptions.

•

We will issue an aggregate of             shares of restricted Class A common stock and LTIP units to our executive officers, directors, director nominees and other employees pursuant to the 2014 Equity Incentive Plan.

•

In connection with the formation transactions, we will grant waivers from the ownership limit contained in our charter to Michael P. Ibe and our continuing investors to own up to             shares of our outstanding common stock in the aggregate, which will be transferable subject to the transferee making certain representations and covenants to us relating to the preservation of our REIT status.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the terms of the capital stock of our company. While we believe that the following description covers the material terms of our capital stock, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire prospectus, our charter and bylaws and the relevant provisions of Maryland law for a more complete understanding of our capital stock. Copies of our charter and bylaws will be filed as exhibits to the registration statement of which this prospectus is a part and the following summary, to the extent it relates to those documents, is qualified in its entirety by reference thereto. See “Where You Can Find More Information.” References in this section to “we,” “our,” “us” and “our company” refer to Easterly Government Properties, Inc.

General

Our charter provides that we may issue up to             shares of Class A common stock, $0.01 par value per share, up to             shares of Class B common stock, par value $0.01 per share, and up to             shares of preferred stock, par value $0.01 per share. Our charter authorizes our board of directors, without any action by our stockholders, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of any class or series of our stock. Upon completion of the formation transactions and this offering,             shares of Class A common stock and             shares of Class B common stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding. All of the shares of our common stock offered hereby, and all of the shares of Class B common stock issued in the formation transactions, will be duly authorized, validly issued, fully paid and nonassessable.

Under Maryland law, our stockholders generally are not personally liable for our debts and obligations solely as a result of their status as stockholders.

Common Stock

Class A Common Stock

All of the shares of Class A common stock have equal rights as to earnings, assets, dividends and voting. Subject to the preferential rights of holders of any other class or series of our stock, holders of shares of Class A common stock are entitled to receive dividends and other distributions on such shares if, as and when authorized by our board of directors out of funds legally available therefor. Shares of Class A common stock generally have no preemptive, appraisal, preferential exchange, conversion, sinking fund or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws, by contract or by the restrictions in our charter. In the event of our liquidation, dissolution or winding up, each share of Class A common stock would be entitled to share ratably in all of our assets that are legally available for distribution after payment of or adequate provision for all of our known debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time.

Class B Common Stock

Each share of Class B common stock entitles the holder to                     vote on all matters submitted to a vote of the stockholders. Each share of Class B common stock is, from time to time, exchangeable, together with one common unit representing a limited partnership interest in our operating partnership, for one share of Class A common stock, subject to equitable adjustment for stock splits, stock dividends and reclassifications. See “Description of the Partnership Agreement of Easterly Government Properties LP—Redemption Rights.” Shares of Class B common stock do not have any other rights, and holders of Class B common stock do not have any right to receive dividends or distributions upon our liquidation, winding up or otherwise.

Voting

Except as may otherwise be specified in the terms of any class or series of our common stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as may be provided with respect to any other class or series of stock, the holders of shares of our common stock will possess the exclusive voting power. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters, except as otherwise required by law. A plurality of votes cast in the election of directors is sufficient to elect a director and there is no cumulative voting in the election of our directors, which means that a majority of the outstanding shares of our common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any director. Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate, sell all or substantially all of its assets or engage in a statutory share exchange unless declared advisable by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides for approval of any of these matters by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on such matters, except that the provisions of our charter relating to the restrictions on ownership and transfer of shares of our stock and the vote required to amend these provisions may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all of the votes entitled to be cast on the matter. Maryland law also permits a Maryland corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to an entity if all of the equity interests of the entity are owned, directly or indirectly, by the corporation. Because substantially all of our assets will be held by our operating partnership or its subsidiaries, these subsidiaries may be able to merge or transfer all or substantially all of their assets without the approval of our stockholders, subject to any applicable contractual restrictions.

Power to Reclassify Our Unissued Shares of Stock

Our charter authorizes our board of directors to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of our common or preferred stock into one or more classes or series of preferred stock. Prior to the issuance of shares of each class or series, our board of directors is required by Maryland law and by our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the terms, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption of each such class or series. As a result, our board of directors, without the approval of our stockholders, could authorize the issuance of shares of preferred stock that have priority over shares of our common stock with respect to dividends or other distributions or rights upon liquidation or with other terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common stockholders otherwise believe to be in their best interests. As of the date hereof, no shares of preferred stock are outstanding and we have no present plans to issue any shares of preferred stock.

Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock

Our charter authorizes our board of directors to amend our charter to increase or decrease the number of authorized shares of stock, to issue additional authorized but unissued shares of our common or preferred stock and to classify or reclassify unissued shares of our common or preferred stock and thereafter to issue such classified or reclassified shares of stock. These charter provisions will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional authorized shares of our stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or market system on which our securities may be listed or traded. Although our board of directors does not currently intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common stockholders otherwise believe to be in their best interests. See “Material Provisions of Maryland Law and Our Charter and Bylaws—Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be a REIT has been made). Also, not more than 50% of the value of the outstanding shares of our stock (after taking into account certain options to acquire shares of stock) may be owned, directly or indirectly or through application of certain attribution rules, by five or fewer “individuals” (as defined in the Code to include certain entities, such as private foundations) at any time during the last half of a taxable year (other than the first taxable year for which an election to be a REIT has been made).

Our charter contains restrictions on the ownership and transfer of our stock that are intended to assist us in complying with these requirements and to continue to qualify as a REIT. The relevant sections of our charter provide that no person or entity may actually own or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than     % (in value or in number of shares, whichever is more restrictive) of the outstanding shares of each class or series of our stock, or     % in value of the aggregate of the outstanding shares of all classes and series of our stock, in each case excluding any shares of our stock that are not treated as outstanding for U.S. federal income tax purposes. Subject to the exceptions described below, our charter further prohibits any person or entity from actually or constructively owning shares in excess of these limits. We refer to each of these restrictions as an “ownership limit” and collectively as the “ownership limits.” A person or entity that would have acquired actual, beneficial or constructive ownership of our stock but for the application of the ownership limits or any of the other restrictions on ownership and transfer of our stock discussed below, and, if appropriate in the context, any person or entity that would have been the record owner of such shares, is referred to as a “prohibited owner.”

The applicable constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be treated as owned constructively by one individual or entity. As a result, the acquisition of less than     % in value of our outstanding stock or less than     % in the value or number of any class or series of our stock (or the acquisition of an interest in an entity that owns, actually or constructively, our stock) by an individual or entity could nevertheless cause that individual or entity, or another individual or entity, to own, constructively or beneficially, in excess of the ownership limits.

Our charter provides that, upon request, our board of directors may, prospectively or retroactively, waive the ownership limit with respect to a particular stockholder. In granting such waiver, our board of directors may also require the stockholder receiving such waiver to make certain representations, warranties and covenants related to our ability to qualify as a REIT.

As a condition of such waiver, our board of directors may require an opinion of counsel or IRS ruling, in either case in form and substance satisfactory to our board of directors, in its sole and absolute discretion, in order to determine or ensure our status as a REIT and such representations and undertakings as are reasonably necessary to make the determinations above. Our board of directors may impose such conditions or restrictions as it deems appropriate in connection with such an exception. In connection with the formation transactions, our board of directors will grant waivers to Michael P. Ibe and our continuing investors to own up to             shares of

our outstanding common stock in the aggregate, which will equal     % of our outstanding common stock upon completion of the formation transactions and this offering. We do not expect that the issuance of these waivers will adversely affect our ability to qualify as a REIT.

Our charter further prohibits:

•	any person from owning shares of our stock if such ownership would result in our failing to qualify as a REIT; and

•

any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limitation provisions or any of the other restrictions on ownership and transfer of our stock described above must give written notice immediately to us or, in the case of a proposed or attempted transaction, provide us at least 15 days’ prior written notice and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT.

The ownership limitation provisions and other restrictions on ownership and transfer of our stock described above will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Pursuant to our charter, if any purported transfer of our stock or any other event otherwise would result in any person violating the ownership restrictions in our charter, then that number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us. The prohibited owner will have no rights in shares of our stock held by the trustee. The automatic transfer will be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in the transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or our failing to qualify as a REIT, then our charter provides that the transfer of shares resulting in such violation will be void. If any transfer of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution), then any such purported transfer will be automatically void and of no force or effect and the intended transferee will acquire no rights in the shares.

The trustee must sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits or any of the other restrictions on ownership and transfer of our stock; provided that the right of the trustee to sell the shares will be subject to the rights of any person or entity to purchase such shares from the trust that we establish by an agreement entered into prior to the date the shares are transferred to the trust. Upon such sale, the trustee must distribute to the prohibited owner an amount equal to the lesser of: (a) the fair market value of such shares on the day of the transfer or other event that resulted in the transfer of such shares to the trust and (b) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any dividends or other distributions paid to the prohibited owner and owed by the prohibited owner before our discovery that the shares had been transferred to the trust and that is owed by the prohibited owner to the trustee. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary, together with any dividends or other distributions thereon. In addition, if prior to discovery by us that shares of our stock have been transferred to the trust, such shares of stock are sold by a prohibited owner, then such shares shall be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount shall be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.

The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the charitable beneficiary, all dividends and other distributions paid by us with respect to such shares and may also exercise all voting rights with respect to such shares for the exclusive benefit of the charitable beneficiary.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

If our board of directors determines in good faith that a proposed transfer or other event has taken place that would violate the restrictions on ownership and transfer of our stock set forth in our charter, our board of directors will take such action as it deems advisable in its sole discretion to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Following the end of each REIT taxable year, every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the outstanding shares of any class or series of our stock, within 30 days after the end of each taxable year, must give written notice to us stating the name and address of such owner, the number of shares of each class and series of our stock that the owner beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we request in order to determine the effect, if any, of the person’s actual or beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limitation provisions. In addition, any person or entity that is an actual owner, beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for an actual owner, beneficial owner or constructive owner must, on request, disclose to us such information as we may request in good faith in order to determine our qualification as a REIT and comply with requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates representing shares of our stock will bear a legend referring to the restrictions on ownership and transfer of our stock described above.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our common stock that our stockholders believe to be in their best interest.

Listing

We intend to apply to list our common stock on the NYSE under the symbol “DEA.”

Transfer Agent and Registrar

We expect the transfer agent and registrar for the shares of our common stock to be             .

DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF EASTERLY GOVERNMENT PROPERTIES LP

The following summary of the terms of the agreement of limited partnership of our operating partnership does not purport to be complete and is subject to and qualified in its entirety by reference to the Agreement of Limited Partnership of Easterly Government Properties LP, a copy of which will be filed as an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.” References in this section to “we,” “our,” “us” and “our company” refer to Easterly Government Properties, Inc.

General

We will conduct substantially all of our operations and make substantially all of our investments through our operating partnership, Easterly Government Properties LP, a Delaware limited partnership that was formed on October 10, 2014, which we refer to as our operating partnership. We are the sole general partner of our operating partnership. Upon the completion of this offering and the formation transactions, we will own             common units, Western Devcon will own             common units and our continuing investors will own             common units.

Although all of our assets are currently held through the operating partnership, we may in the future elect for various reasons to hold certain of our assets directly rather than through our operating partnership, in which case we have agreed to take commercially reasonable measures to ensure that the economic benefits and burdens of any assets directly held by us are still vested in our operating partnership.

Our operating partnership is structured to make distributions with respect to common units that will be equivalent to the distributions made to our common stockholders. Finally, our operating partnership is structured to permit limited partners in our operating partnership, through the exercise of their redemption rights, to exchange one common unit, together in certain cases with a share of Class B common stock, for one share of Class A common stock on a one-for-one basis (in a taxable transaction) and achieve liquidity for their investment in our operating partnership.

Management

We are the sole general partner of our operating partnership and are liable for its obligations. Pursuant to the partnership agreement, we have full, exclusive and complete responsibility and discretion in the management and control of our operating partnership, including the ability to cause our operating partnership to enter into certain major transactions including a merger of our operating partnership or sale of all or substantially all of its assets, as well as acquisitions, dispositions and refinancings, make distributions to partners and to cause changes in our operating partnership’s business activities. The partnership agreement will require that our operating partnership be operated in a manner that permits us to qualify as a REIT. Our operating partnership is under no obligation to give priority to the separate interests of the limited partners or our stockholders in deciding whether to cause our operating partnership to take or decline to take any actions.

Transferability of General Partner Interests; Extraordinary Transactions

We may not voluntarily withdraw from our operating partnership or transfer or assign our interest in our operating partnership or engage in any merger, consolidation or other combination, or sale of all or substantially all of our assets without obtaining the consent of limited partners unless:

•	we are the surviving entity in the transaction and our stockholders do not receive cash, securities or other property in the transaction;

•

as a result of such a transaction, all limited partners (other than our company), will receive for each common unit an amount of cash, securities and other property equal in value to the greatest amount of cash, securities and other property paid in the transaction to a holder of shares of Class A common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of Class A common stock, each holder of common units (other than those held by our company or its subsidiaries) shall be given the option to exchange its common units for the greatest amount of cash, securities or other property that a limited partner would have received had it (A) exercised its redemption right (described below) and (B) sold, tendered or exchanged pursuant to the offer the shares of Class A common stock received upon exercise of the redemption right immediately prior to the expiration of the offer; or

•

if immediately after such a transaction (i) substantially all of the assets of the successor or surviving entity, other than common units held by us, are owned, directly or indirectly, by our operating partnership or another limited partnership or limited liability company, which we refer to as the surviving partnership; (ii) the rights, preferences and privileges of the limited partners in the surviving partnership are at least as favorable as those in effect immediately prior to the consummation of such transaction and as those applicable to any other limited partners or nonmanaging members of the surviving partnership (who have, in either case, the rights of a common equity holder); and (iii) such rights of the limited partners include the right to exchange their common units in the surviving partnership for at least one of: (A) the consideration paid in the transaction to a holder of shares of Class A common stock or (B) if the ultimate controlling person of the surviving partnership has publicly traded common equity securities, such common equity securities, with an exchange ratio based on the relative fair market value of such securities and the shares of our common stock as of the time of the transaction.

We also may transfer all or any portion of our general partner interest to a wholly owned subsidiary and following such transfer may withdraw as the general partner, in favor if such subsidiary.

Limited partners generally have no voting or consent rights, except as set forth above and for certain amendments to the partnership agreement. Amendments to reflect the issuance of additional partnership interests or to set forth or modify the designations, rights, powers, duties and preferences of holders of any additional partnership interests in the partnership may be made by the general partner without the consent of the limited partners. In addition, amendments that would not adversely affect the rights of the limited partners in any material respect and certain other specified types of amendments may be made by the general partner without the consent of the limited partners. Otherwise, amendments to the partnership agreement that would adversely affect the rights of the limited partners in any material respect must be approved by limited partners holding a majority of the common units (including the common units held by our company and our affiliates) and, if such amendments would modify certain provisions of the partnership agreement relating to distributions, allocations, and redemptions, among others, the consent of a majority in interest of the common units held by limited partners (other than our company and its subsidiaries) is required if such an amendment would disproportionately affect such limited partners. In addition, any amendment to the partnership agreement that would convert a limited partner interest into a general partner interest (except for our acquiring such interest), modify the limited liability of a limited partner or prohibit the exercise of, or alter any of the material terms related to, the redemption right would require the consent of each limited partner adversely affected or otherwise will be effective against only those limited partners who provide consent.

Capital Contributions

We will contribute, directly, to our operating partnership the net proceeds of this offering as our initial capital contribution in exchange for common units. The partnership agreement provides that if our operating partnership requires additional funds at any time in excess of funds available to our operating partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to our operating partnership on the same terms and conditions as are applicable to our borrowing of such funds. Under the partnership agreement, if we issue any additional equity securities, we are obligated to contribute the proceeds from such issuance as additional capital to our operating partnership and we will receive additional common units with economic interests substantially similar to those of the securities we issued. In addition, if we contribute additional capital to our operating partnership, we generally will revalue the property of our operating partnership to its fair market value (as determined by us) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the partnership agreement if there were a taxable disposition of such property for its fair market value (as determined by us) on the date of the revaluation. Our operating partnership may issue preferred partnership interests, in connection with acquisitions of property or otherwise, that could have priority over common partnership interests with respect to distributions from our operating partnership, including the partnership interests we own.

Redemption Rights

Pursuant to the partnership agreement, beginning 14 months after the completion of this offering, any limited partners, other than our company or our subsidiaries, will receive redemption rights, which will enable them to cause our operating partnership to redeem one common unit, paired with a share of Class B common stock, or the common unit to be received upon conversion of an LTIP unit, held by such limited partners in exchange for cash or, at our option, one share of Class A common stock. The cash redemption amount per common unit would be based, if Class A common stock is traded on a national securities exchange, on the closing price of Class A common stock (as of the date of receipt by our partnership of a notice of redemption, or if such date is not a business day, the first business day thereafter) as reported by such national securities exchange, or if no such sale takes place on such day, the average of the closing bid and asked prices on such day. The number of shares of Class A common stock issuable upon redemption of common units held by limited partners may be adjusted upon the occurrence of certain events such as stock dividends, stock subdivisions or combinations. We expect to fund cash redemptions, if any, out of available cash or borrowings. Notwithstanding the foregoing, a limited partner will not be entitled to exercise its redemption rights if the delivery of common stock to the redeeming limited partner could cause:

•	the redeeming partner or any other person to violate any of the restrictions on ownership and transfer of our stock contained in our charter;

•	a termination of our operating partnership for U.S. federal or state income tax purposes (except as a result of the redemption of all common units other than those owned by us);

•	our operating partnership to cease to be classified as a partnership for U.S. federal income tax purposes (except as a result of the redemption of all common units other than those owned by us);

•

our operating partnership to become, with respect to any employee benefit plan subject to Title I of Employee Retirement Income Security Act of 1974, or ERISA, a “party-in-interest”(as defined in Section 3(14) of ERISA) or a “disqualified person” (as defined in Section 4975(e) of the Code);

•	any portion of the assets of our operating partnership to constitute assets of any employee benefit plan pursuant to Department of Labor Regulations Section 2510.2-101;

•	our operating partnership to become a “publicly traded partnership,” as such term is defined in Section 7704(b) of the Code, that is taxable as a corporation under Section 7704 of the Code;

•	our operating partnership to be regulated under the 1940 Act, the Investment Advisers Act of 1940, as amended, or ERISA; or

•	an adverse effect on our ability to continue to qualify as a REIT or any taxes to become payable by us under Section 857 or Section 4981 of the Code.

We may, in our sole and absolute discretion, waive any of these restrictions.

Reimbursement of Expenses

We will not receive any compensation for our services as general partner of our operating partnership. In addition to the administrative and operating costs and expenses incurred by our operating partnership, our operating partnership generally will pay all of our administrative costs and expenses, including:

•	all expenses relating to our formation and continuity of existence and operation;

•	all expenses relating to offerings, registrations and repurchases of securities;

•	all expenses associated with the preparation and filing of any of our periodic or other reports and communications under U.S. federal, state or local laws or regulations;

•	all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body;

•	all expenses for compensation of our directors, director nominees, officers and employees; and

•	all of our other operating or administrative costs incurred in the ordinary course of business on behalf of our operating partnership.

Fiduciary Responsibilities

Our directors and officers have duties under applicable Maryland law to manage our company in a manner consistent with the best interests of our stockholders. At the same time, we, as the general partner of our operating partnership, will have fiduciary duties under applicable Delaware law to manage our operating partnership in a manner beneficial to our operating partnership and its partners. Our duties to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to our stockholders. The limited partners of our operating partnership expressly will acknowledge that, as the general partner of our operating partnership, we are acting for the benefit of our operating partnership, the limited partners and our stockholders collectively. When deciding whether to cause our operating partnership to take or decline to take any actions, we, as the general partner, will be under no obligation to give priority to the separate interest of (i) the limited partners in our operating partnership (including, without limitation, tax considerations of our limited partners except as provided in a separate written agreement) or (ii) our stockholders.

Distributions

The partnership agreement will provide that, subject to the terms of any preferred partnership interests, our operating partnership will use reasonable efforts to make non-liquidating distributions at least quarterly and in such amounts as determined by us in our sole discretion, to us and the limited partners in accordance with their respective percentage interests in our operating partnership. We will be subject to prohibitions if we are in default under our senior unsecured credit facility we intend to enter into in connection with this offering as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Overview.”

Upon liquidation of our operating partnership, after payment of, or adequate provision for, debts and obligations of the partnership, including any partner loans and subject to the terms of any preferred partnership interests, any remaining assets of the partnership will be distributed to us and the limited partners with positive capital accounts in accordance with their respective positive capital account balances.

Allocations

Profits and losses of the partnership (including depreciation and amortization deductions) for each taxable year generally will be allocated to us and the other limited partners in accordance with the respective percentage interests in the partnership, subject to certain allocations to be made with respect to LTIP units as described below or the terms of any preferred partnership interests. All of the foregoing allocations are subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and Treasury Regulations promulgated thereunder. To the extent Treasury Regulations promulgated pursuant to Section 704(c) of the Code permit and subject to contractual constraints required by agreements we enter into with the contributing parties in the formation transactions, we, as the general partner, shall have the authority to elect the method to be used by our operating partnership for allocating items with respect to any contributed property acquired in connection with this offering or thereafter for which fair market value differs from the adjusted tax basis at the time of contribution, or with respect to properties that are revalued and carried for purposes of maintaining capital accounts at a value different from adjusted tax basis at the time of revaluation, and such election shall be binding on all partners.

LTIP Units

We may cause our operating partnership to issue LTIP units, which are intended to qualify as “profits interests” in our operating partnership for U.S. federal income tax purposes, to persons providing services to our operating partnership. LTIP units may be issued subject to vesting requirements, which, if they are not met, may result in the automatic forfeiture of any LTIP units issued. Generally, LTIP units will be entitled to the same non-liquidating distributions and allocations of profits and losses as the common units on a per unit basis, subject to certain limitations as described below.

As with common units, liquidating distributions with respect to LTIP units are made in accordance with the positive capital account balances of the holders of these LTIP units to the extent associated with these LTIP units. However, unlike common units, upon issuance, LTIP units will have a capital account equal to zero. Upon the sale of all or substantially all of the assets of our operating partnership or a book-up event for tax purposes in which the book values of our operating partnership’s assets are adjusted, holders of LTIP units will be entitled to priority allocations of certain book gain that may be allocated by our operating partnership to increase the value of their capital accounts associated with their LTIP units until these capital accounts are equal, on a per unit basis, to the capital accounts associated with the common units. The amount of these priority allocations will determine the liquidation value of the LTIP units. In addition, once the capital account associated with a vested LTIP unit has increased to equal, on a per unit basis, the capital accounts associated with the common units, that LTIP unit, generally, may converted into a common unit by the holder. The book gain that may be allocated to increase the capital accounts associated with LTIP units is comprised of unrealized gain, if any, inherent in the property of our operating partnership on an aggregate basis at the time of a book-up event. Book-up events are events that, for U.S. federal income tax purposes, require a partnership to revalue its property and allocate any unrealized gain or loss since the last book-up event to its partners. Book-up events, generally, include, among other things, the issuance or redemption by a partnership of more than a de minimis amount of partnership interests.

LTIP units are not entitled to the redemption right described above, but any common units into which LTIP units are converted are entitled to redemption, without the need to also redeem a share of Class B common stock. LTIP units, generally, vote with the common units and do not have any separate voting rights except in connection with actions that would materially and adversely affect the rights of the LTIP units.

Term

Our operating partnership will continue indefinitely, or until sooner dissolved upon:

•	our bankruptcy, dissolution or withdrawal (unless the limited partners elect to continue the partnership);

•	the sale or other disposition of all or substantially all of the assets of our operating partnership;

•	an election by us in our capacity as the general partner to dissolve the partnership; or

•	entry of a decree of judicial dissolution.

Tax Matters

Our partnership agreement will provide that we, as the sole general partner of our operating partnership, will be the tax matters partner of our operating partnership and will have authority to handle tax audits and to make tax elections under the Code on behalf of our operating partnership.

MATERIAL PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BYLAWS

The following is a summary of certain provisions of Maryland law and provisions of our charter and bylaws that will be in effect prior to the completion of this offering. While we believe that the following description covers the material aspects of these provisions, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire prospectus, our charter and bylaws and the relevant provisions of Maryland law, for a more complete understanding of these provisions. Copies of our charter and bylaws will be filed as exhibits to the registration statement of which this prospectus is a part and the following summary, to the extent it relates to those documents, is qualified in its entirety by reference thereto. See “Where You Can Find More Information.” References in this section to “we,” “our,” “us” and “our company” refer to Easterly Government Properties, Inc.

Number of Directors; Vacancies

Our charter provides that the number of directors will be set only by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. However, the number of directors may never be less than the minimum number required by the MGCL, which is one, nor, unless our bylaws are amended, more than 15. Because our board of directors has the power to amend our bylaws, it could modify the bylaws to change that range.

Our bylaws provide that any and all vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any individual elected to fill such vacancy will serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is duly elected and qualifies.

Annual Elections

Each of our directors will be elected by our stockholders to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Directors will be elected by a plurality of the votes cast at a meeting of stockholders at which a quorum is present. There will not be cumulative voting in the election of directors.

Removal of Directors

Our charter provides that, subject to the rights, if any, of holders of any class or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause, and then only by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of directors. “Cause” is defined in our charter to mean conviction of a director of a felony or a final judgment of a court of competent jurisdiction holding that a director caused demonstrable, material harm to us through bad faith or active and deliberate dishonesty. This provision, when coupled with the exclusive power of our board of directors to fill vacancies on our board of directors, precludes stockholders from (1) removing incumbent directors except upon the affirmative vote of at least a majority of the votes entitled to be cast on the matter and for cause and (2) filling the vacancies created by such removal with their own nominees.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any interested stockholder, or an affiliate of such an interested stockholder, are prohibited for five years following the most recent date on which the interested stockholder became an interested stockholder. Maryland law defines an interested stockholder as:

•

any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock after the date on which the corporation had 100 or more beneficial owners of its stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question and after the date on which the corporation had 100 or more beneficial owners of its stock, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the corporation.

After such five-year period, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These supermajority approval requirements do not apply if, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. In addition, a person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution exempting any business combinations between us and any other person or entity from the business combination provisions of the MGCL and, consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between us and any person as described above. As a result, any person described above may be able to enter into business combinations with us that may not be in the best interest of our stockholders without compliance by our company with the supermajority vote requirements and other provisions of the statute.

Our bylaws provide that this resolution or any other resolution of our board of directors exempting any business combination from the business combination provisions of the MGCL may only be revoked, altered or amended, and our board of directors may only adopt any resolution inconsistent with any such resolution (including an amendment to that bylaw provision), with the affirmative vote of a majority of the votes cast on the matter by holders of outstanding shares of our common stock. However, we cannot assure you that our board of directors will not recommend to stockholders that the board of directors alter or repeal this resolution in the future. However, an alteration or repeal of the resolution described above will not have any effect on any business combinations that have been consummated or upon any agreements existing at the time of such modification or repeal.

Control Share Acquisitions

The MGCL provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to any control shares except to the extent approved at a special meeting of stockholders by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter, excluding shares of stock of a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (a) a person who makes or proposes to make a control share acquisition; (b) an officer of the corporation; or (c) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock, which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares acquired or to be acquired in the control share acquisition. If no request for a special meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights, unless appraisal rights are eliminated under the charter. Our charter eliminates all appraisal rights of stockholders.

The control share acquisition statute does not apply to: (a) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (b) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. This bylaw provision may be amended only with the affirmative vote of a majority of the votes cast on such an amendment by holders of outstanding shares of our common stock.

Appraisal Rights

The MGCL provides that stockholders may exercise appraisal rights unless appraisal rights are eliminated under a company’s charter. Our charter generally eliminates all appraisal rights of stockholders.

Subtitle 8

Under Subtitle 8 of Title 3 of the MGCL, a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three directors who are not officers or employees of the corporation, and who are not affiliated with a person who is seeking to acquire control of the corporation, may elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

•	a classified board requirement;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; or

•	a requirement for the calling of a special meeting of stockholders only at the written request of stockholders entitled to cast at least a majority of the votes at the meeting.

We have elected in our charter to be subject to the provision of Subtitle 8 that provides that vacancies on our board of directors may be filled only by the remaining directors. We have not elected to be subject to any of the other provisions of Subtitle 8, including the provisions that would permit us to classify our board of directors or increase the vote required to remove a director without stockholder approval. Moreover, our charter provides that, without the affirmative vote of a majority of the votes cast on the matter by our stockholders entitled to vote generally in the election of directors, we may not elect to be subject to any of these additional provisions of Subtitle 8.

Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (a) require the affirmative vote of stockholders entitled to cast at least a majority of the votes entitled to be cast in the election of directors for the removal of any director from the board, which removal also requires cause, (b) vest in the board the exclusive power to fix the number of directorships, subject to limitations set forth in our charter and bylaws and (c) require, unless called by the chairman of our board of directors, chief executive officer, president or our board of directors, the request of stockholders entitled to cast not less than a majority of all votes entitled to be cast on a matter at such meeting to call a special meeting to consider and vote on any matter that may properly be considered at a meeting of stockholders. We have not elected to create a classified board.

Amendments to Our Charter and Bylaws

Other than amendments to certain provisions of our charter described below and amendments permitted to be made without stockholder approval under Maryland law or by a specific provision in our charter, our charter may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. The provisions of our charter relating to the restrictions on ownership and transfer of shares of our stock may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all of the votes entitled to be cast on the matter. Our board of directors, without stockholder approval, has the power under our charter to amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue, to authorize us to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock into one or more classes or series of stock and set the terms of such newly classified or reclassified shares.

Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws, except the following bylaw provisions, each of which may be amended only with the affirmative vote of a majority of the votes cast on such amendment by holders of outstanding shares of our common stock:

•	provisions opting out of the control share acquisition provisions of the MGCL;

•

provisions prohibiting our board of directors without the approval of a majority of the votes entitled to be the cast by holders of outstanding shares of our common stock, from revoking altering or amending any resolution, or adopting any resolution inconsistent with any previously adopted resolution of our board of directors, that exempts any business combination between us and any other person or entity from the business combination provisions of the MGCL; and

•	provisions that require stockholder approval prior to adoption of any stockholder rights plan, except under limited circumstances.

Transactions Outside the Ordinary Course of Business

We generally may not merge with or into or consolidate with another company, sell all or substantially all of our assets or engage in a statutory share exchange unless such transaction is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

No Stockholder Rights Plan

We have no stockholder rights plan. In the future, we do not intend to adopt a stockholder rights plan unless our stockholders approve in advance the adoption of a plan or, if adopted by our board of directors, we submit the stockholder rights plan to our stockholders for a ratification vote within 12 months of adoption or the plan will terminate.

Dissolution of Our Company

The voluntary dissolution of our company must be declared advisable by a majority of our entire board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Meetings of Stockholders

Under our bylaws, annual meetings of stockholders must be held each year at a date, time and place determined by our board of directors. Special meetings of stockholders may be called by the chairman of our board of directors, our chief executive officer, our president or our board of directors. Additionally, a special meeting of stockholders to act on any matter that may properly be considered at a meeting of stockholders must be called by our secretary upon the written request of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter at such meeting who have requested the special meeting in accordance with the procedures specified in our bylaws and provided the information and certifications required by our bylaws. Only matters set forth in the notice of a special meeting of stockholders may be considered and acted upon at such a meeting.

Advance Notice of Director Nominations and New Business

Our bylaws provide that:

•

with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by stockholders at the annual meeting may be made only:

•	pursuant to our notice of the meeting;

•	by or at the direction of our board of directors; or

•

by a stockholder who was a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the annual meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on such other business and who has complied with the advance notice procedures and provided the information and certifications required by the advance notice procedures set forth in our bylaws; and

•

with respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting of stockholders, and nominations of individuals for election to our board of directors may be made only:

•	by or at the direction of our board of directors; or

•

provided that the meeting has been called for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice procedures and provided the information and certifications required by the advance notice procedures set forth in our bylaws.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board of directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. The advance notice procedures also permit a more orderly procedure for conducting our stockholder meetings. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain actions, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Action by Stockholders

Our charter provides that stockholder action can be taken at an annual or special meeting of stockholders, or by written consent in lieu of a meeting only if such consent is approved unanimously. These provisions, combined with the requirements of our bylaws regarding advance notice of nominations and other business to be considered at a meeting of stockholders and the calling of a stockholder-requested special meeting of stockholders, may have the effect of delaying consideration of a stockholder proposal.

Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

The provisions of the MGCL, our charter and our bylaws described above including, among others, the restrictions on ownership and transfer of our stock, the exclusive power of our board of directors to fill vacancies on the board and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interests. Likewise, if our board of directors were to opt-in to the provisions of Subtitle 8 of Title 3 of the MGCL providing for a classified board of directors or if our stockholders were to vote to amend our bylaws to opt-in to the business combination provisions of the MGCL or the control share acquisition provisions of the MGCL, these provisions of the MGCL could cause similar anti-takeover effects.

Exclusive Forum

Our bylaws contain a provision designating the Circuit Court for Baltimore City, Maryland (or, if that court does not have jurisdiction, the U.S. District Court for the District of Maryland, Baltimore Division) as the sole and exclusive forum for derivative claims brought on our behalf, claims against any of our directors, officers or other employees alleging a breach of duty owed to us or our stockholders, claims against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws, claims against us or any of our directors, officers or other employees governed by the internal affairs doctrine, and any other claims brought by or on behalf of any stockholder of record or any beneficial owner of our common stock (either on his, her or its own behalf or on behalf of any series or class of shares of our stock or any group of our stockholders) against us or any of our directors, officers or other employees, unless we consent to an alternative forum.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except to the extent that (a) it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; or (b) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law. The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity, or in the defense of any claim, issue or matter in the proceeding, against reasonable expenses incurred by the director or officer in connection with the proceeding, claim, issue or matter. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and:

•	was committed in bad faith; or

•	was the result of active and deliberate dishonesty; or

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, a Maryland corporation may not, however, indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, unless limited by the charter (which our charter does not), a court of appropriate jurisdiction, upon application of a director or officer, may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer met the standards of conduct described above or has been adjudged liable on the basis that a personal benefit was improperly received, but such indemnification shall be limited to expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer, without requiring a preliminary determination of the director’s or officer’s ultimate entitlement to indemnification, upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us to obligate our company and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding, without requiring a preliminary determination of the director’s or officer’s ultimate entitlement to indemnification, to:

•	any present or former director or officer who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while serving as our director or officer and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any officer, employee or agent of our company or a predecessor of our company.

We have entered into indemnification agreements with each of our executive officers, directors and director nominees, whereby we agree to indemnify our executive officers, directors and director nominees against all expenses and liabilities and pay or reimburse their reasonable expenses in advance of final disposition of a proceeding to the fullest extent permitted by Maryland law if they are made or threatened to be made a party to the proceeding by reason of their service to our company, subject to limited exceptions.

The partnership agreement also provides that we, as general partner, and our affiliate limited partner, directors, officers, employees and agents are indemnified to the extent provided therein.

Insofar as the foregoing provisions permit indemnification of directors, director nominees, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We expect to obtain an insurance policy under which our directors, director nominees and executive officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers, including certain liabilities under the Securities Act.

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of the formation transactions and this offering, we will have outstanding              shares of Class A common stock (             shares if the underwriters exercise their over-allotment option in full) and              shares of Class B common stock and our operating partnership will have              common units outstanding that are redeemable together with shares of our Class B common stock, at any time on a one-for-one basis into shares of Class A common stock.

Of these shares, the              shares of Class A common stock sold in this offering (              shares if the underwriters exercise their over-allotment option in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter, except for any shares purchased in this offering by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. The remaining              shares of Class A common stock, the Class B common stock and the common units in our operating partnership to be issued in the formation transactions will be “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if the sale is registered under the Securities Act pursuant to the registration rights agreement that we intend to enter into with Western Devcon and the continuing investors, as described below, or qualifies for an exemption from registration, including an exemption under Rule 144, as described below.

In addition, upon completion of the formation transactions and this offering,              shares of Class A common stock will be reserved for issuance upon exchange of common units and              shares of Class A common stock will be available for future issuance under the 2014 Equity Incentive Plan, excluding              shares of restricted common stock but including shares of common stock reserved for issuance upon exchange of LTIP units intended to be granted to our executive officers, directors and other employees pursuant to the 2014 Equity Incentive Plan.

Prior to this offering, there has been no public market for Class A common stock. Trading of our Class A common stock on the NYSE is expected to commence immediately following pricing of this offering. We can provide no assurance as to: (1) the likelihood that an active market for the shares of Class A common stock will develop; (2) the liquidity of any such market; (3) the ability of the stockholders to sell the shares; or (4) the prices that stockholders may obtain for any of the shares. We cannot make any prediction as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our Class A common stock (including shares issued upon the exchange of common units tendered for redemption), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See “Risk Factors—Risks Related to this Offering.”

For a description of certain restrictions on transfers of the shares of our common stock held by our stockholders, see “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Our charter will provide that we may issue up to              shares of Class A common stock, up to              shares of Class B common stock and up to              shares of preferred stock. Moreover, under Maryland law and our charter, our board of directors has the power to amend our charter to increase the aggregate number of shares of our stock that we are authorized to issue without approval of our common stockholders. See “Description of Stock.” Similarly, the agreement of limited partnership of our operating partnership authorizes us to issue an unlimited number of additional common units, which are exchangeable for shares of our common stock on a one-for-one basis.

Rule 144

Rule 144(b)(1) provides a safe harbor pursuant to which certain persons may sell shares of our stock that constitute restricted securities without registration under the Securities Act. “Restricted securities” include, among other things, securities acquired directly or indirectly from the issuer, or from an affiliate of the issuer, in a transaction or chain of transactions not involving any public offering. In general, the conditions that must be met for a person to sell shares of our stock pursuant to Rule 144(b)(1) are as follows: (1) the person selling the shares must not be an affiliate of ours at the time of the sale and must not have been an affiliate of ours during the preceding three months and (2) either (A) at least one year must have elapsed since the date of acquisition of the restricted securities from us or any of our affiliates or (B) if we satisfy the current public information requirements set forth in Rule 144, at least six months have elapsed since the date of acquisition of the restricted securities from us or any of our affiliates.

Rule 144(b)(2) provides a safe harbor pursuant to which persons who are affiliates of ours may sell shares of our stock, whether restricted securities or not, without registration under the Securities Act if certain conditions are met. In general, the conditions that must be met for a person who is an affiliate of ours (or has been within three months prior to the date of sale) to sell shares of our stock pursuant to Rule 144(b)(2) are as follows (1) at least six months must have elapsed since the date of acquisition of the shares of stock from us or any of our affiliates, (2) the seller must comply with volume limitations, manner of sale restrictions and notice requirements and (3) we must satisfy the current public information requirements set forth in Rule 144. In order to comply with the volume limitations, a seller may not sell, in any three month period, more than the following number of shares:

•

1.0% of the shares of Class A common stock then outstanding as shown by the most recent report or statement published by us, which will equal approximately              shares immediately after this offering (              shares if the underwriters exercise their over-allotment option in full);

•

the average weekly reported volume of trading in our common stock on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the filing of the notice required to be filed by the seller under Rule 144 or if no such notice is required, the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker; or

•

the average weekly volume of trading in such securities reported pursuant to an effective transaction report plan or an effective national market system plan, as defined in Regulation NMS under the Exchange Act, during the four week period described in the preceding bullet.

Redemption Rights

In connection with the formation transactions, our operating partnership will issue an aggregate of common units to Western Devcon and our continuing investors. Pursuant to the partnership agreement, beginning 14 months after the completion of this offering, any limited partners, other than our company or our subsidiaries, will receive redemption rights, which will enable them to cause our operating partnership to redeem one common unit, paired with a share of Class B common stock, or the common unit to be received upon conversion of an LTIP unit, held by such limited partners in exchange for cash or, at our option, one share of Class A common stock, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Registration Rights

In connection with the formation transactions, we will enter into a registration rights agreement pursuant to which Western Devcon and our continuing investors will have the right to cause us to register with the SEC the resale of the shares of Class A common stock that they receive in the formation transactions or the resale or primary issuance of the shares of Class A common stock that they may receive in exchange for the common units that they receive in the formation transactions and facilitate the offering and sale of such shares. An aggregate of              shares of Class A common stock to be acquired in the formation transactions and              shares of our common stock potentially issuable upon exchange of common units issued in the formation transactions are subject to the registration rights agreement.

2014 Equity Incentive Plan

We intend to adopt the 2014 Equity Incentive Plan prior to the completion of this offering pursuant to which we may grant equity incentive awards to our executive officers, directors, employees and consultants. We have initially reserved              shares of our common stock for issuance under the 2014 Equity Incentive Plan. Upon completion of this offering, we will issue an aggregate of              shares of restricted Class A common stock and              LTIP units to our executive officers, directors and other employees pursuant to the 2014 Equity Incentive Plan.

Following completion of this offering, we intend to file with the SEC a registration statement on Form S-8 covering the shares of Class A common stock issuable under the 2014 Equity Incentive Plan. Shares of Class A common stock issued under this registration statement will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Lock-Up Agreements

We, our directors, director nominees and executive officers, Western Devcon and the continuing investors that are receiving shares of common stock or common units in our operating partnership in the formation transactions have agreed with the underwriters that, subject to limited exceptions, we and these other persons may not, directly or indirectly, without the prior written consent of             , offer, sell, contract to sell, pledge or otherwise dispose of, including the filing of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to, any shares of our capital stock or any securities convertible into, or exercisable or exchangeable for such capital stock (including common units of our operating partnership), or publicly announce an intention to effect any such transaction, for a period from the date hereof until 180 days after the date of this prospectus, subject to certain limited exceptions. This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material U.S. federal income tax considerations relating to our qualification as a REIT and relating to the purchase, ownership and disposition of our shares of Class A common stock. Because this is a summary that is intended to address only certain material U.S. federal income tax consequences relating to the ownership and disposition of our Class A common stock generally applicable to holders, it may not contain all the information that may be important to you. As you review this discussion, you should keep in mind that:

•	the tax consequences to you may vary depending on your particular tax situation;

•

special rules that are not discussed below may apply to you if, for example, you are a broker-dealer, a trust, an estate, a regulated investment company, a REIT, a financial institution, an insurance company, a person who holds 10% or more (by vote or value) of our stock, a person holding their interest through a partnership or similar pass-through entity, a person subject to the alternative minimum tax provisions of the Code, a person holding Class A common stock as part of a “straddle,” “hedge,” “short sale,” “conversion transaction,” “synthetic security” or other integrated investment, a person who marks-to market our common stock, a U.S. expatriate, a U.S. stockholder (as defined below) whose functional currency is not the U.S. dollar or are otherwise subject to special tax treatment under the Code;

•	this summary does not address state, local or non-U.S. tax considerations;

•	this summary assumes that stockholders hold Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code;

•	this summary does not address U.S. federal income tax considerations applicable to tax-exempt organizations and non-U.S. persons, except to the limited extent described below; and

•	this discussion is not intended to be, and should not be construed as, tax advice.

You are urged both to review the following discussion and to consult with your own tax advisor to determine the effect of ownership and disposition of our Class A common stock on your particular tax situation, including any state, local or non-U.S. tax consequences.

For purposes of this discussion, references to “we,” “us” or “our” and any similar terms, refer solely to Easterly Government Properties, Inc. and not our operating partnership.

The information in this section is based on the current Code, current, temporary and proposed Treasury Regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except in the case of the taxpayer to whom a private letter ruling is addressed, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law, possibly with retroactive effect. Any change could apply retroactively. We have not obtained any rulings from the IRS concerning the tax treatment of the matters discussed below. Thus, it is possible that the IRS could challenge the statements in this discussion that do not bind the IRS or the courts, and that a court could agree with the IRS.

Classification and Taxation of Easterly Government Properties, Inc. as a REIT

We intend to elect and to qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2014. A REIT generally is not subject to U.S. federal income tax on the income that it distributes to stockholders if it meets the applicable REIT distribution requirements and other requirements for qualification.

We believe that our ownership, form of organization and our operations through the date hereof and our proposed ownership, organization and method of operations thereafter have enabled and will enable to us to qualify as a REIT beginning with our taxable year ending December 31, 2014. In connection with this offering, we will receive an opinion of our tax counsel, Goodwin Procter LLP, to the effect that our prior and proposed organization, ownership and method of operation as represented by management have allowed and will allow us to satisfy the requirements for qualification and taxation as a REIT commencing with our taxable year ending December 31, 2014. This opinion will be based on representations made by us as to certain factual matters relating to our prior and intended and expected organization, ownership and method of operation. Goodwin Procter LLP will not verify those representations, and their opinion will assume that such representations and covenants are accurate and complete, that we have been owned, organized and operated and will continue to be owned, organized and will continue to operate in accordance with such representations and that we will take no action inconsistent with our status as a REIT. In addition, this opinion will be based on the law existing and in effect as of its date. Our qualification and taxation as a REIT will depend on our ability to meet on a continuing basis, through actual operating results, asset composition, distribution levels, diversity of share ownership and various other qualification tests imposed under the Code discussed below. Goodwin Procter LLP has not reviewed and will not review our compliance with these tests on a continuing basis. Accordingly, the opinion of our tax counsel does not guarantee our ability to qualify as or remain qualified as a REIT, and no assurance can be given that we have satisfied and will satisfy such tests for our taxable year ending December 31, 2014 or for any future period. Also, the opinion of Goodwin Procter LLP is not binding on the IRS, or any court, and could be subject to modification or withdrawal based on future legislative, judicial or administrative changes to U.S. federal income tax laws, any of which could be applied retroactively. Goodwin Procter LLP will have no obligation to advise us or the holders of our stock of any subsequent change in the matters addressed in its opinion, the factual representations or assumptions on which the conclusions in the opinion are based, or of any subsequent change in applicable law.

So long as we qualify for taxation as a REIT, we generally will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal income tax on our net income that we distribute currently to our stockholders. This treatment substantially eliminates “double taxation” (that is, taxation at both the corporate and stockholder levels) that generally results from an investment in a corporation. However, even if we qualify for taxation as a REIT, we will be subject to federal income tax as follows:

•

We will be taxed at regular corporate rates on any undistributed “REIT taxable income.” REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid.

•	Under some circumstances, we may be subject to the “alternative minimum tax” on our items of tax preference, including any deductions of net operating losses.

•

If we have net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business, or other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on this income.

•

If we have net income from “prohibited transactions” we will be subject to a 100% tax on this income. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property.

•

If we fail to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a tax equal to the gross income attributable to the greater of either (1) the amount by which we fail the 75% gross income test for the taxable year or (2) the amount by which we fail the 95% gross income test for the taxable year, multiplied by a fraction intended to reflect our profitability.

•

If we fail to satisfy any of the REIT asset tests, as described below, other than a failure by a de minimis amount of the 5% or 10% assets tests, and we qualify for and satisfy certain cure provisions, then we will be required to pay a tax equal to the greater of $50,000 or the product of (x) the net income generated by the nonqualifying assets during the period in which we failed to satisfy the asset tests and (y) the highest U.S. federal income tax rate then applicable to corporations.

•

If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and that violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification, but we will be required to pay a penalty of $50,000 for each such failure.

•

If we fail to qualify for taxation as a REIT because we fail to distribute by the end of the relevant year any earnings and profits we inherit from a taxable C corporation during the year (e.g., by tax-free merger or tax-free liquidation), and the failure is not due to fraud with intent to evade tax, we generally may retain our REIT status by paying a special distribution, but we will be required to pay an interest charge on 50% of the amount of undistributed non-REIT earnings and profits.

•

We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders, as described below in “—Requirements for Qualification as a REIT.”

•

We will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid, if we fail to distribute during each calendar year at least the sum of 85% of our REIT ordinary income for the year, 95% of our REIT capital gain net income for the year; and any undistributed taxable income from prior taxable years. We will be subject to a 100% penalty tax on some payments we receive (or on certain expenses deducted by our TRSs) if arrangements among us, our tenants and/or our TRSs are not comparable to similar arrangements among unrelated parties.

•

We may be subject to tax on gain recognized in a taxable disposition of assets acquired by way of a tax-free merger or other tax-free reorganization with a non-REIT corporation or a tax-free liquidation of a non-REIT corporation into us. Specifically, to the extent we acquire any asset from a C corporation in a carry-over basis transaction and we subsequently recognize gain on a disposition of such asset during a ten-year period beginning on the date on which we acquired the asset, then, to the extent of any “built-in gain,” such gain will be subject to U.S. federal income tax at the highest regular corporate tax rate, which is currently 35%. Built-in gain means the excess of (i) the fair market value of the asset as of the beginning of the applicable recognition period over (ii) our adjusted basis in such asset as of the beginning of such recognition period. See “—Tax on Built-in Gains of Former C Corporation Assets.”

•

We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would: (1) include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, (2) be deemed to have paid its proportionate share of the tax that we paid on such gain and (3) be allowed a credit for its proportionate share of the tax deemed to have been paid, with an adjustment made to increase the stockholders’ basis in our stock.

•

We may have subsidiaries or own interests in other lower-tier entities that are C corporations that will elect, jointly with us, to be treated as our TRSs, the earnings of which would be subject to U.S. federal corporate income tax.

No assurance can be given that the amount of any such U.S. federal income taxes will not be substantial. In addition, we and our subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state, local and foreign income, franchise, property and other taxes on assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification as a REIT

We intend to elect REIT status and qualify to be taxed as a REIT under the Code effective with our taxable year ending December 31, 2014. In order to so qualify, we must have met and continue to meet the requirements discussed below, relating to our organization, ownership, sources of income, nature of assets and distributions of income to stockholders, beginning with our taxable year ending December 31, 2014, unless otherwise noted.

The Code defines a REIT as a corporation, trust, or association:

(1) that is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3) that would be taxable as a domestic corporation, but for its election to be subject to tax as a REIT under Sections 856 through 860 of the Code;

(4) that is neither a financial institution nor an insurance company subject to applicable provisions of the Code;

(5) the beneficial ownership of which is held by 100 or more persons;

(6) during the last half of each taxable year not more than 50% in value of the outstanding shares of which is owned directly or indirectly by five or fewer “individuals,” as defined in the Code to include specified entities;

(7) that makes an election to be taxable as a REIT, or has made this election for a previous taxable year, which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

(8) that uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the Code and regulations promulgated thereunder; and

(9) that meets other applicable tests, described below, regarding the nature of its income and assets and the amount of its distributions.

Conditions (1), (2), (3) and (4) above must be met during the entire taxable year and condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) need not be satisfied during a corporation’s initial tax year as a REIT (which, in our case, will be our taxable year ending December 31, 2014). For purposes of determining stock ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation and a portion of a trust permanently set aside or used exclusively for charitable purposes generally are each considered an individual. A trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above. These restrictions reflect in part our determination of the relative value of our Class B shares, which will not be listed and may not be susceptible to precise valuation. A successful challenge to our valuation determination could jeopardize our ability to comply with condition (6) above. For purposes of its opinion, Goodwin Procter LLP is relying on our determinations of relative values of our Class A shares and Class B shares.

We believe that we will issue as part of this offering sufficient shares of stock with sufficient diversity of ownership to allow us to satisfy conditions (5) and (6) above. In addition, our charter provides restrictions regarding the transfer of shares of our capital stock that are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that we will be able to satisfy these share ownership requirements.

We intend to comply with condition (7) above by making our REIT election as part of our U.S. federal income tax return for our taxable year ending December 31, 2014. Our ability to elect REIT status could be delayed for up to four taxable years if we become a “successor” to another REIT whose REIT election has been terminated. We generally intend to avoid successor status with respect to any other REITs, including any REITS that form part of the Easterly Funds, so that any infirmities with respect to any such other REIT’s qualification do not impact our ability to elect REIT status.

To monitor its compliance with condition (6) above, a REIT is required to send annual letters to its stockholders requesting information regarding the actual ownership of its shares. If we comply with the annual letters requirement and we do not know or, exercising reasonable diligence, would not have known of our failure to meet condition (6) above, then we will be treated as having met condition (6) above.

For purposes of condition (8) above, we will use a calendar year for U.S. federal income tax purposes, and we intend to comply with the applicable recordkeeping requirements.

Prior to this offering we have elected to be treated as a “subchapter S” corporation for U.S. federal income tax purposes. In connection with the closing of our formation transactions, we will terminate our subchapter S status and thereby close our taxable year, so that our first REIT taxable year begins substantially concurrently with the consummation of the formation transactions.

Non-REIT Accumulated Earnings and Profits

As a REIT, we may not have any undistributed non-REIT earnings and profits at the end of any taxable year, including our first REIT taxable year ending December 31, 2014. Although we do not currently expect to have any non-REIT earnings and profits, if it is subsequently determined that we had undistributed non-REIT earnings and profits as of the end of our first taxable year as a REIT or at the end of any subsequent taxable year, we could fail to qualify as a REIT.

Taxable REIT Subsidiaries

Our TRS is a corporation in which we directly or indirectly own stock and that jointly with us elects to be treated as our TRS under Section 856(l) of the Code. In addition, if one of our TRSs owns, directly or indirectly, securities representing more than 35% of the vote or value of a subsidiary corporation, that subsidiary will also be treated as our TRS. A TRS is subject to U.S. federal income tax and state and local income tax, where applicable, as a regular C corporation.

Generally, a TRS can perform impermissible tenant services without causing us to receive impermissible tenant services income from those services under the REIT income tests. A TRS may also engage in other activities that, if conducted by us other than through a TRS, could result in the receipt of non-qualified income or the ownership of non-qualified assets. However, several provisions regarding the arrangements between a REIT and its TRSs ensure that a TRS will be subject to an appropriate level of U.S. federal income taxation. For example, a TRS is limited in its ability to deduct interest payments made to us in excess of a certain amount. In addition, we will be obligated to pay a 100% penalty tax on some payments that we receive or on certain expenses deducted by the TRS if the economic arrangements among us, our tenants and/or the TRS are not comparable to similar arrangements among unrelated parties.

We expect to own interests in one or more TRSs that may perform certain services for our tenants (including in particular construction management services), receive management fee income and/or hold interests in joint ventures and private equity real estate funds that might hold assets or generate income that could cause us to fail the REIT income or asset tests or subject us to the 100% tax on prohibited transactions. Our TRSs may incur significant amounts of U.S. federal, state and local income taxes.

Although we do not expect any non-U.S. TRSs (or other non-U.S. subsidiaries) to incur significant U.S. income taxes, any such non-U.S. entities may incur significant non-U.S. taxes.

Subsidiary REITs

If any REIT in which we acquire an interest fails to qualify for taxation as a REIT in any taxable year, that failure could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation that is not a REIT or a TRS, as further described below.

Ownership of Partnership Interests and Disregarded Subsidiaries by a REIT

A REIT that is a partner in a partnership (or a member of a limited liability company or other entity that is treated as a partnership for U.S. federal income tax purposes) will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn its proportionate share of the partnership’s income. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs, as described below. Thus, our proportionate share of the assets and items of income of our operating partnership, including our operating partnership’s share of the assets, liabilities and items of income of any subsidiary partnership (or other entity treated as a partnership for U.S. federal income tax purposes) in which our operating partnership holds an interest, will be treated as our assets, liabilities and items of income for purposes of applying the REIT income and asset tests. As a result, to the extent that our operating partnership holds interests in partnerships that it does not control, our operating partnership may need to hold such interests through TRSs.

If a REIT owns a corporate subsidiary (including an entity that is treated as an association taxable as a corporation for U.S. federal income tax purposes) that is a “qualified REIT subsidiary,” the separate existence of that subsidiary is disregarded for U.S. federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a TRS, all of the capital stock of which is owned by the REIT (either directly or through other disregarded subsidiaries). For U.S. federal income tax purposes, all assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. Our qualified REIT subsidiaries will not be subject to U.S. federal income taxation, but may be subject to state and local taxation in some states. Certain other entities also may be treated as disregarded entities for U.S. federal income tax purposes, generally including any domestic unincorporated entity that would be treated as a partnership if it had more than one owner. For U.S. federal income tax purposes, all assets, liabilities and items of income, deduction and credit of any such disregarded entity will be treated as assets, liabilities and items of income, deduction and credit of the owner of the disregarded entity.

Income Tests Applicable to REITs

To qualify as a REIT, we must satisfy two gross income tests annually. First, at least 75% of our gross income, excluding gross income from prohibited transactions and certain other income and gains described below, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including “rents from real property,” gains on the disposition of real estate assets, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property, or from some types of temporary investments. Second, at least 95% of our gross income for each taxable year, excluding gross income from prohibited transactions and certain other income and gains described below, must be derived from any combination of income qualifying under the 75% test and dividends, interest and gain from the sale or disposition of stock or securities.

Rents we receive will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS and either (i) at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space, or (ii) the property leased is a “qualified lodging facility,” as defined in Section 856(d)(9)(D) of the Code, or a “qualified health care property,” as defined in Section 856(e)(6)(D)(i), and certain other conditions are satisfied. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, we may provide directly only an insignificant amount of services, unless those services are “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Accordingly, we may not provide “impermissible services” to tenants (except through an independent contractor from whom we derive no revenue and that meets other requirements or through a TRS) without giving rise to “impermissible tenant service income.” Impermissible tenant service income is deemed to be at least 150% of the direct cost to us of providing the service. If the impermissible tenant service income exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from the property, the services will not disqualify any other income from the property that qualifies as rents from real property, but the impermissible tenant service income will not qualify as rents from real property.

We expect to earn fees from certain construction management services we will provide to our tenants and other third parties. Gross income from such services generally may only constitute qualifying income for purposes of the 75% and 95% gross income tests to the extent that it is attributable to construction services provided to our tenants in connection with the entering into or renewal of a lease and certain other requirements are satisfied. Construction management services provided to our tenants other than in such circumstances might constitute non-customary services. As a result, to the extent that we provide construction management services to third parties or to tenants other than in connection with the entering into or renewal of a lease, we expect to provide such services through a TRS, which will be subject to full corporate tax with respect to such income.

We have not derived, and do not anticipate deriving, rents based in whole or in part on the income or profits of any person, rents from related party tenants and/or rents attributable to personal property leased in connection with real property that exceeds 15% of the total rents from that property in sufficient amounts to jeopardize our status as REIT. We also have not derived, and do not anticipate deriving, impermissible tenant service income that exceeds 1% of our total income from any property if the treatment of the rents from such property as nonqualifying rents would jeopardize our status as a REIT. Our operating partnership and its subsidiaries may receive other amounts of nonqualifying income, such as management fees, but we intend to structure our interests in those sources of nonqualifying income as needed to preserve our REIT status, such as by conducting management activities that might earn excessive amounts of management fees though a TRS.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Code. These relief provisions generally will be available if our failure to meet the tests is due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our federal income tax return and otherwise comply with the applicable Treasury Regulations. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally incur unexpectedly exceeds the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will fail to qualify as a REIT. Even if these relief provisions apply, a tax would be imposed based on the amount of nonqualifying income.

Asset Tests Applicable to REITs

At the close of each quarter of our taxable year, we must satisfy four tests relating to the nature of our assets:

(1) at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and U.S. Government securities. Real estate assets include shares in other qualifying REITs and stock or debt instruments held for less than one year purchased with the proceeds from an offering of shares of our stock or certain debt;

(2) not more than 25% of the value of our total assets may be represented by securities other than those in the 75% asset class;

(3) except for equity investments in REITs, qualified REIT subsidiaries, other securities that qualify as “real estate assets” for purposes of the test described in clause (1) or securities of our TRSs: the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets; we may not own more than 10% of any one issuer’s outstanding voting securities; and we may not own more than 10% of the value of the outstanding securities of any one issuer; and

(4) not more than 25% of the value of our total assets may be represented by securities of one or more TRSs.

Securities for purposes of the asset tests may include debt securities that are not fully secured by a mortgage on real property (or treated as such). However, the 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code including, but not limited to, any loan to an individual or estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (a) a REIT’s interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test to securities issued by the partnership; (b) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (c) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership. In general, straight debt is defined as a written, unconditional promise to pay on demand or at a specific date a fixed principal amount, and the interest rate and payment dates on the debt must not be contingent on profits or the discretion of the debtor. In addition, straight debt may not contain a convertibility feature.

We believe that our assets comply with the above asset tests and that we can operate so that we can continue to comply with those tests. However, our ability to satisfy these asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination and for which we will not obtain independent appraisals. For example, we may hold significant assets through our TRSs or hold significant non-real estate assets (such as certain goodwill), and we cannot provide any assurance that the IRS might not disagree with our determinations.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the 25% and 5% asset tests and the 10% value limitation at the end of a later quarter solely by reason of changes in the relative values of our assets (including changes in relative values as a result of fluctuations in foreign currency exchange rates). If the failure to satisfy the 25% or 5% asset tests or the 10% value limitation results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take any available actions within 30 days after the close of any quarter as may be required to cure any noncompliance with the 25% or 5% asset tests or 10% value limitation. If we fail the 5% asset test or the 10% asset test at the end of any quarter, and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets or otherwise satisfy the requirements of such asset tests within six months after the last day of the quarter in which our identification of the failure to satisfy those asset tests occurred to cure the violation, provided that the non-permitted assets do not exceed the lesser of 1% of the total value of our assets at the end of the relevant quarter or

$10,000,000. If we fail any of the other asset tests, or our failure of the 5% and 10% asset tests is in excess of this amount, as long as the failure was due to reasonable cause and not willful neglect and, following our identification of the failure, we filed a schedule in accordance with the Treasury Regulations describing each asset that caused the failure, we are permitted to avoid disqualification as a REIT, after the thirty-day cure period, by taking steps to satisfy the requirements of the applicable asset test within six months after the last day of the quarter in which our identification of the failure to satisfy the REIT asset test occurred, including the disposition of sufficient assets to meet the asset tests and paying a tax equal to the greater of $50,000 or the product of (x) the net income generated by the nonqualifying assets during the period in which we failed to satisfy the relevant asset test and (y) the highest U.S. federal income tax rate then applicable to U.S. corporations.

Annual Distribution Requirements Applicable to REITs

To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders each year in an amount at least equal to (1) the sum of (a) 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain and (b) 90% of the net income, after tax, from foreclosure property, minus (2) the sum of certain specified items of noncash income. For purposes of the distribution requirements, any built-in gain (net of the applicable tax) we recognize during the applicable recognition period that existed on an asset at the time we acquired it from a C corporation in a carry-over basis transaction will be included in our REIT taxable income. See “—Tax on Built-in Gains of Former C Corporation Assets” for a discussion of the possible recognition of built-in gain. These distributions must be paid either in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the prior year and if paid with or before the first regular dividend payment date after the declaration is made.

To the extent that we do not distribute (and are not deemed to have distributed) all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to U.S. federal income tax on these retained amounts at regular corporate tax rates.

We will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which U.S. federal income tax was paid, if we fail to distribute during each calendar year at least the sum of:

(1) 85% of our REIT ordinary income for the year;

(2) 95% of our REIT capital gain net income for the year; and

(3) any undistributed taxable income from prior taxable years.

A REIT may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, a REIT may elect to have its stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the REIT. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed.

We intend to make timely distributions sufficient to satisfy the annual distribution requirements.

We anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement and to distribute such greater amount as may be necessary to avoid U.S. federal income and excise taxes. It is possible, however, that, from time to time, we may not have sufficient cash or other liquid assets to fund required distributions as a result, for example, of differences in timing between our cash flow, the receipt of income for GAAP purposes and the recognition of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, the creation of reserves, payment of required debt service or amortization payments, or the need to make additional investments in qualifying real estate assets. The insufficiency of our cash flow to cover our distribution requirements could require us to (i) sell assets in adverse market conditions, (ii) borrow on unfavorable terms, (iii) distribute amounts that would otherwise be invested in future acquisitions or capital expenditures or used for the repayment of debt, (iv) pay dividends in the form of taxable stock dividends or (v) use cash reserves, in order to comply with the REIT distribution requirements. Under some circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying dividends to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. We will refer to such dividends as “deficiency dividends.” Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. We will, however, be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Tax on Built-in Gains of Former C Corporation Assets

If a REIT acquires an asset from a C corporation in a transaction in which the REIT’s basis in the asset is determined by reference to the basis of the asset in the hands of the C corporation (e.g., a tax-free reorganization under Section 368(a) of the Code), the REIT may be subject to an entity-level tax upon a taxable disposition during a 10-year period following the acquisition date. The amount of the tax is determined by applying the highest regular corporate tax rate, which is currently 35%, to the lesser of (i) the excess, if any, of the asset’s fair market value over the REIT’s basis in the asset on the acquisition date, or (ii) the gain recognized by the REIT in the disposition. The amount described in clause (i) is referred to as “built-in gain.” We do not currently expect to acquire assets the disposition of which would be subject to the built-in gains tax but are not foreclosed from doing so in the future.

Prohibited Transactions

Net income derived from prohibited transactions is subject to a 100% tax. The term “prohibited transactions” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the specific facts and circumstances. The Code provides a safe harbor pursuant to which sales of properties held for at least two years and meeting certain additional requirements will not be treated as prohibited transactions, but compliance with the safe harbor may not always be practical. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held as inventory or for sale to customers and that a sale of any such asset will not be treated as having been in the ordinary course of our business. We intend to hold our properties for investment with a view to long-term appreciation, to engage in the business of owning and operating properties and to make sales of properties that are consistent with our investment objectives, however, no assurance can be given that any particular property in which we hold a direct or indirect interest will not be treated as property held for sale to customers, or that the safe-harbor provisions will apply. The 100% tax will not apply to gains from the sale of property held through a TRS or other taxable corporation, although such income will be subject to U.S. federal income tax at regular corporate income tax rates. The potential application of the prohibited transactions tax could cause us to forego potential dispositions of other property or to forego other opportunities that might otherwise be attractive to us (such as developing property for sale), or to undertake such dispositions or other opportunities through a TRS, which would generally result in corporate income taxes being incurred.

Foreclosure Property

Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes an election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property is held primarily for sale to customers in the ordinary course of a trade or business.

Hedging Transactions and Foreign Currency Gains

We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury Regulations, any income from a hedging transaction (i) made in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred by us to acquire or own real estate assets or (ii) entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests (or any property that generates such income or gain), which is clearly identified as such before the close of the day on which it was acquired, originated or entered into, including gain from the disposition or termination of such a transaction, will not constitute gross income for purposes of the 95% gross income test and the 75% gross income test. To the extent we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our ability to qualify as a REIT.

In addition, certain foreign currency gains may be excluded from gross income for purposes of one or both of the REIT gross income tests, provided we do not deal in or engage in substantial and regular trading in securities.

Investments in Loans

If the outstanding principal balance of a mortgage loan during the year exceeds the value of the real property securing the loan at the time we committed to acquire the loan, which may be the case, for instance, if we acquire a “distressed” mortgage loan, including with a view to acquiring the collateral, a portion of the interest accrued during the year will not be qualifying income for purposes of the 75% gross income test applicable to REITs and a portion of such loan may not be a qualifying real estate asset. Furthermore, we may be required to retest modified loans that we hold to determine if the modified loan is adequately secured by real property as of the modification date. If the IRS were to assert successfully that any mortgage loans we hold were not properly secured by real estate or that the value of the real estate collateral (at the time of commitment or retesting) was otherwise less than the amount of the loan, we could, as mentioned, earn income that is not qualifying for the 75% income test and also be treated as holding a non-real estate investment in whole or part, which could result in our failure to qualify as a REIT.

While we do not currently expect to originate or acquire mortgage or mezzanine loans, we are not prohibited from doing so. The IRS has provided a safe harbor with respect to the treatment of a mezzanine loan as a mortgage loan and therefore as a qualifying asset for purposes of the REIT asset tests, but not rules of substantive law. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a qualifying real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. However, structuring a mezzanine loan to meet the requirements of the safe harbor may not always be practical. To the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor, such loans might not be properly treated as qualifying mortgage loans for REIT purposes.

Tax Aspects of Our Operating Partnership

In General. We will own all or substantially all of our assets through our operating partnership, and our operating partnership in turn will own a substantial portion of its assets through interests in various partnerships and limited liability companies.

Except in the case of subsidiaries that have elected REIT or TRS status, we expect that our operating partnership and its partnership and limited liability company subsidiaries will be treated as partnerships or disregarded entities for U.S. federal income tax purposes. In general, entities that are classified as partnerships for U.S. federal income tax purposes are treated as “pass-through” entities that are not required to pay U.S. federal income taxes. Rather, partners or members of such entities are allocated their share of the items of income, gain, loss, deduction and credit of the entity and are potentially required to pay tax on that income without regard to whether the partners or members receive a distribution of cash from the entity. We will include in our income our allocable share of the foregoing items for purposes of computing our REIT taxable income, based on the applicable operating agreement. For purposes of applying the REIT income and asset tests, we will include our pro rata share of the income generated by and the assets held by our operating partnership, including our operating partnership’s share of the income and assets of any subsidiary partnerships and limited liability companies treated as partnerships for U.S. federal income tax purposes, based on our capital interests in such entities. See “—Ownership of Partnership Interests and Disregarded Subsidiaries by a REIT.”

Our ownership interests in such subsidiaries involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships or disregarded entities, as opposed to associations taxable as corporations, for U.S. federal income tax purposes. If our operating partnership or one or more of its subsidiary partnerships or limited liability companies intended to be taxed as partnerships, were treated as an association, it would be taxable as a corporation and would be subject to U.S. federal income taxes on its income. In that case, the character of the entity and its income would change for purposes of the asset and income tests applicable to REITs and could prevent us from satisfying these tests. See “—Asset Tests Applicable to REITs” and “—Income Tests Applicable to REITs.” This, in turn, could prevent us from qualifying as a REIT. See “—Failure to Qualify as a REIT” for a discussion of the effect of our failure to meet these tests for a taxable year.

We believe that our operating partnership and other subsidiary partnerships and limited liability companies that do not elect REIT or TRS status have been and/or will be classified as partnerships or disregarded entities for U.S. federal income tax purposes, and the remainder of the discussion under this section “—Tax Aspects of Our Operating Partnership” is based on such classification.

Although a domestic unincorporated entity is generally treated as a partnership (if it has more than one owner) or a disregarded entity (if it has a single owner) for U.S. federal income tax purposes, in certain situations such an entity may be treated as a corporation for U.S. federal income tax purposes, including if the entity is a “publicly traded partnership” that does not qualify for an exemption based on the character of its income. A partnership is a “publicly traded partnership” under Section 7704 of the Code if:

•	interests in the partnership are traded on an established securities market; or

•	interests in the partnership are readily tradable on a “secondary market” or the “substantial equivalent” of a secondary market.

A partnership will not be treated as a publicly traded partnership if it qualifies for certain safe harbors, one of which applies to certain partnerships with fewer than 100 partners. We expect to qualify for this safe harbor immediately following the consummation of the formation transactions, but we may exceed the 100 partners limit in future periods.

There is a risk that the right of a holder of operating partnership common units to redeem the units for cash (or common stock at our option) could cause operating partnership common units to be considered readily tradable on the substantial equivalent of a secondary market, and we may not be eligible for a safe harbor at all times. If our operating partnership is a publicly traded partnership, it will be taxed as a corporation unless at least 90% of its gross income has consisted and will consists of “qualifying income” under Section 7704 of the Code. Qualifying income generally includes real property rents and other types of passive income. We believe that our operating partnership will have sufficient qualifying income so that it would be taxed as a partnership, even if it were classified as a publicly traded partnership. The income requirements applicable to REITs under the Code and the definition of qualifying income under the publicly traded partnership rules are very similar. Although differences exist between these two income tests, we do not believe that these differences will cause our operating partnership to fail the 90% gross income test applicable to publicly traded partnerships.

Allocations of Income, Gain, Loss and Deduction. A partnership or limited liability company agreement will generally determine the allocation of income and losses among partners or members for U.S. federal income tax purposes. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the related Treasury Regulations. Generally, Section 704(b) of the Code and the related Treasury Regulations require that partnership and limited liability company allocations respect the economic arrangement of their partners or members. If an allocation is not recognized by the IRS for U.S. federal income tax purposes, the item subject to the allocation will be reallocated according to the partners’ or members’ interests in the partnership or limited liability company, as the case may be. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners or members with respect to such item. The allocations of taxable income and loss in our operating partnership and its partnership subsidiaries are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

Tax Allocations With Respect to Contributed Properties. In general, when property is contributed to a partnership in exchange for a partnership interest, the partnership inherits the carry-over tax basis of the contributing partner in the contributed property. Any difference between the fair market value and the adjusted tax basis of contributed property at the time of contribution is referred to as a “book-tax difference.” Under Section 704(c) of the Code, income, gain, loss and deduction attributable to property with a book-tax difference that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution, as adjusted from time to time, so that, to the extent possible under the applicable method elected under Section 704(c) of the Code, the non-contributing partners receive allocations of depreciation and gain or loss for tax purposes comparable to the allocations they would have received in the absence of book-tax differences. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners or members. Similar tax allocations are required with respect to the book-tax differences in the assets owned by a partnership when additional assets are contributed in exchange for a new partnership interest.

As part of the formation transactions, our predecessor will contribute appreciated property to our operating partnership in exchange in part for common units, and our operating partnership may accept additional contributions from owners of appreciated property in the future. Consequently, the agreement of limited partnership of our operating partnership will require such allocations to be made in a manner consistent with Section 704(c) of the Code. As a result of such tax allocations and the carry-over basis of any assets we contribute to our operating partnership in the future, we may be allocated lower amounts of depreciation and other deductions for tax purposes, and possibly greater amounts of taxable income in the event of a disposition, as compared to our share of such items for economic or book purposes. Thus, these rules may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements. See “—Annual Distribution Requirements Applicable to REITs.

Withholding Obligations with respect to Non-U.S. Partners. With respect to any non-U.S. limited partner, our operating partnership generally will be required to withhold at rates of 20%-35% with respect to the non-U.S. limited partner’s share of our operating partnership income (with the rate varying based on the character of the items comprising the income and the status of the limited partner for U.S. federal income tax purposes), regardless of the amounts distributed to such non-U.S. limited partner. We will be liable for any under withholdings (including interest and penalties). Our operating partnership will have to make the withholding payments in any event even if the withholding obligation exceeds a limited partner’s share of distributions. Unless it can recover the excess withholdings from the limited partner, our operating partnership will have to find other sources of cash to fund excess withholdings.

Failure to Qualify as a REIT

In the event we violate a provision of the Code that would result in our failure to qualify as a REIT, specified relief provisions will be available to us to avoid such disqualification if (1) the violation is due to reasonable cause and not willful neglect, (2) we pay a penalty of $50,000 for each failure to satisfy the provision and (3) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to our disqualification as a REIT for violations due to reasonable cause. It is not possible to state whether, in all circumstances, we will be entitled to this statutory relief. If we fail to qualify as a REIT in any taxable year, and the relief provisions of the Code do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to our stockholders in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, and, subject to limitations of the Code, distributions to our stockholders will generally be taxable to stockholders who are individual U.S. stockholders at a maximum rate of 20%, and dividends received by our corporate U.S. stockholders may be eligible for a dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we will also be disqualified from re-electing REIT status for the four taxable years following a year during which qualification was lost.

Taxation of Stockholders and Potential Tax Consequences of Their Investment in Shares of Class A Common Stock

Taxation of Taxable U.S. Stockholders

The term “U.S. stockholder” means a holder of shares of Class A common stock who, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or of a political subdivision of the United States;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

any trust if (1) a United States court is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a United States person.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes holds our stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our Class A common stock, you should consult your own tax advisor regarding the consequences of the ownership and disposition of shares of Class A common stock by the partnership.

Dividends. As long as we qualify as a REIT, a taxable U.S. stockholder must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends. Dividends paid to a non-corporate U.S. stockholder generally will not qualify for the 20% tax rate for “qualified dividend income.” Qualified dividend income generally includes dividends paid to most U.S. non-corporate taxpayers by domestic C corporations and certain qualified foreign corporations.

Because we are not generally subject to U.S. federal income tax on the portion of our REIT taxable income distributed to our stockholders, our ordinary dividends generally will not be eligible for the 20% tax rate on qualified dividend income. As a result, our ordinary dividends will continue to be taxed at the higher tax rate applicable to ordinary income. However, the 20% tax rate for qualified dividend income will apply to our ordinary dividends (1) attributable to dividends received by us from taxable corporations, such as our TRSs, and (2) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our stock becomes ex-dividend. Dividends paid to a corporate U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. If we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution will be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

Distributions from us that are designated as capital gain dividends will be taxed to U.S. stockholders as long-term capital gains, to the extent that they do not exceed our actual net capital gains for the taxable year, without regard to the period for which the U.S. stockholder has held our Class A common stock. Corporate U.S. stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at a maximum U.S. federal rate of 20%, in the case of U.S. stockholders who are individuals, and 35% for corporations. Capital gains dividends attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% U.S. federal income tax rate for U.S. stockholders who are individuals, trusts or estates, to the extent of previously claimed depreciation deductions.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, we may elect to designate the retained amount as a capital gain dividend with the result that a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its common stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s stock. Instead, the distribution will reduce the adjusted basis of such stock. A U.S. stockholder will recognize gain upon a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her stock as long-term capital gain if the shares of stock have been held for more than one year, or short-term capital gain, if the shares of stock have been held for one year or less.

Stockholders may not include in their own income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our Class A common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us generally will be treated as investment income for purposes of the investment interest limitations. A U.S. stockholder that elects to treat capital gain dividends, capital gains from the disposition of stock or qualified dividend income as investment income for purposes of the investment interest limitation will be taxed at ordinary income rates on such amounts. We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

Dispositions of Stock. In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our stock as long-term capital gain or loss if the U.S. stockholder has held our stock for more than one year. Otherwise, the U.S. stockholder must treat any such gain or loss as short-term capital gain or loss. However, a U.S. stockholder must treat any loss upon a sale or exchange of our stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of our Class A common stock may be disallowed if the U.S. stockholder repurchases our Class A common stock within 30 days before or after the disposition.

Capital Gains and Losses. The tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is currently 39.6%. The maximum tax rate on long-term capital gains applicable to non-corporate taxpayers is 20% for sales and exchanges of capital assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain, known as “unrecaptured section 1250 gains, would have been treated as ordinary income on depreciation recapture if the property were “section 1245 property.” With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate stockholders as long-term capital gains or unrecaptured section 1250 gains. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate taxpayers) to a portion of capital gain realized by a non-corporate stockholder on the sale of REIT stock that would correspond to the REIT’s “unrecaptured Section 1250 gain.” In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates (currently up to 35%). A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

If a U.S. stockholder recognizes a loss upon a subsequent disposition of our Class A common stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of certain Treasury Regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transactions to the IRS. While these regulations are directed towards “tax shelters,” they are written quite broadly and apply to transactions that would not typically be considered tax shelters. Significant penalties apply for failure to comply with these requirements. You should consult your tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of our Class A common stock, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in transactions involving us (including our advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Medicare Tax. A U.S. person that is an individual is subject to a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified gross income for the taxable year over a certain threshold (which currently is between $125,000 and $250,000, depending on the individual’s circumstances). Estates and trusts that do not fall into a special class of trusts that is exempt from such tax are subject to the same 3.8% tax on the lesser of their undistributed net investment income and the excess of their adjusted gross income over a certain threshold. Net investment income generally includes dividends on our stock and gain from the sale of our stock. If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of this tax to your income and gains in respect of your investment in our Class A common stock.

Information Reporting and Backup Withholding. We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a current rate of up to 28% with respect to distributions unless the holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of any dividends or capital gain distributions to any stockholders who fail to certify their non-foreign status to us. For a discussion of the backup withholding rules as applied to non-U.S. stockholders, see “—Taxation of Non-U.S. Stockholders.”

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. Subject to the exceptions described below, a tax-exempt stockholder generally would not recognize unrelated business taxable income as a result of an investment in our Class A common stock. However, if a tax-exempt stockholder were to finance its acquisition of Class A common stock with debt, a portion of the income that it receives from us and a portion of the gain on sale of our Class A common stock could constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our stock by value at any time during a taxable year must treat a percentage of the dividends that it receives from us for the taxable year as unrelated business taxable income.

Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our shares by value only if:

•	the percentage of our dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

•

we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of the value of our stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to their actuarial interests in the pension trust; and

•

either (a) one pension trust owns more than 25% of the value of our stock; or (b) a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock.

Taxation of Non-U.S. Stockholders

The rules governing U.S. federal income taxation of nonresident alien individuals and foreign corporations (“non-U.S. stockholders”) are complex. This section is only a summary of such rules. We urge non- U.S. stockholders to consult their own tax advisors to determine the impact of federal, state and local income tax laws on ownership of our stock, including any reporting requirements.

Dividends. A non-U.S. stockholder who receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests, or USRPIs, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the dividend (including any portion of any dividend that is payable in our stock) ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. Under some treaties, lower withholding tax rates do not apply to dividends from REITs (or are not as favorable for REIT dividends as compared to non-REIT dividends). However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed on distributions, and in the case of a corporate non-U.S. stockholder also may be subject to a branch profits tax at the rate of 30% (or lower treaty rate). We plan to withhold U.S. federal income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN or Form W-8BEN-E evidencing eligibility for that reduced rate with us; or

•	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is income that is effectively connected with a trade or business in the United States.

A non-U.S. stockholder generally will not be subject to U.S. federal income tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its stock. Instead, the excess portion of the distribution will reduce the adjusted basis of that stock. A non-U.S. stockholder will be subject to U.S. federal income tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its stock, if the non-U.S. stockholder otherwise would be subject to U.S. federal income tax on gain from the sale or disposition of its stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non- U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

Additional withholding regulations may require us to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution (other than distributions subject to FIRPTA, as described below, and except to the extent an exemption or a lower rate of withholding applies), to the extent that we do not do so, we will withhold at a rate of 10% on any portion of such a distribution.

Except as discussed below with respect to 5% or less holders of regularly traded classes of stock, for any year in which we qualify as a REIT, a non-U.S. stockholder will incur tax on distributions by us that are attributable to gain from our sale or exchange of USRPIs under special provisions of the U.S. federal income tax laws known as the Foreign Investment in Real Property Act, or FIRPTA. The term USRPIs includes interests in real property and shares in corporations at least 50% of whose real estate and business assets consist of interests in U.S. real property. Under those rules, a non-U.S. stockholder is taxed on distributions by us attributable to gain from sales of USRPIs as if the gain were effectively connected with a U.S. trade or business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at regular tax rates applicable to U.S. stockholders, subject to any applicable alternative minimum tax. A corporate non-U.S. stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution that we could designate as a capital gain dividend and is a distribution attributable to USRPI gain and may be required to withhold 35% of any of other capital gain dividends. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold. However, FIRPTA and the 35% withholding tax will not apply to any distribution with respect to any class of our stock that is regularly traded on an established securities market located in the United States if the recipient non-U.S. stockholder did not own more than 5% of such class of stock at any time during the one-year period ending on the date of distribution. Instead, any capital gain dividend will be treated as an ordinary distribution subject to the rules discussed above, which generally impose a 30% withholding tax (unless reduced by a treaty).

Although the law is not clear on the matter, it appears that amounts designated by us as undistributed capital gains generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by us of capital gain dividends. Under that approach, the non-U.S. stockholders would be able to offset as a credit against their U.S. federal income tax liability resulting therefrom an amount equal to their proportionate share of the tax paid by us on the undistributed capital gains and to receive from the IRS a refund to the extent their proportionate share of this tax paid by us exceeds their actual U.S. federal income tax liability.

Dispositions of Stock. A non-U.S. stockholder generally will not incur tax under FIRPTA with respect to gain on a disposition of our Class A common stock as long as at all times during the five-year period ending on the date of disposition non-U.S. persons hold, directly or indirectly, less than 50% in value of our stock. Because our stock will be publicly traded, we cannot assure you that our non-U.S. ownership will be less than 50% at any time. Even if our non-U.S. ownership remains under 50% for five years and we otherwise meet the requirements of this rule, pursuant to “certain wash sale” rules under FIRPTA, a non-U.S. stockholder may incur tax under FIRPTA to the extent such stockholder disposes of our Class A common stock within a certain period prior to a distribution attributable to USRPI gain and directly or indirectly (including through certain affiliates) reacquires our Class A common stock within certain prescribed periods.

Regardless of the extent of our non-U.S. ownership, a non-U.S. stockholder will not incur tax under FIRPTA on a disposition of the shares of Class A common stock or if such non-U.S. stockholder owned, actually or constructively, at all times during a specified testing period, 5% or less of the total fair market value of a class of our stock that is regularly traded on an established securities market. The testing period is the shorter of (i) the period during which the non-U.S. stockholder held the shares and (ii) the five-year period ending on the disposition date. For as long as our Class A common stock is regularly traded on an established securities market, a non-U.S. stockholder should not incur tax under FIRPTA with respect to gain on a sale of our Class A common stock unless it owns, actually or constructively, more than 5% of our Class A common stock during such testing period. If the gain on the sale of our stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders subject to any applicable alternative minimum tax. Furthermore, a non-U.S. stockholder generally will incur U.S. federal income tax on gain not subject to FIRPTA if:

•

the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain and may be subject to the 30% branch profits tax in the case of a foreign corporation; or

•

the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and meets certain other criteria, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains derived from sources within the United States.

FATCA Withholding on Certain Foreign Accounts and Entities. The Foreign Account Tax Compliance Act, or FATCA, provisions of the Code, enacted in 2010, together with administrative guidance and certain intergovernmental agreements entered into thereunder, impose a 30% withholding tax on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution that is not subject to special treatment under certain intergovernmental agreements, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertakes to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent them from complying with these reporting and other requirements. Under current IRS guidance, withholding under this legislation on withholdable payments to foreign financial institutions and non-financial foreign entities will apply after December 31, 2016 with respect to the gross proceeds from a disposition of property that can produce U.S. source interest or dividends and after June 30, 2014 with respect to other withholdable payments. Prospective investors should consult their tax advisors regarding this legislation.

Information Reporting and Backup Withholding. Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. stockholder, such holder’s name and address and the amount of tax withheld, if any. A similar report is sent to the non-U.S. stockholder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. stockholder’s country of residence. Payments of dividends or of proceeds from the disposition of stock made to a non-U.S. stockholder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non- U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that a non-U.S. stockholder is a U.S. person.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided the required information is furnished to the IRS.

State, Local and Foreign Taxes

We and/or holders of our stock may be subject to state, local and foreign taxation in various state or local or foreign jurisdictions, including those in which we or they transact business or reside. The foreign, state and local tax treatment of us and of holders of our stock may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective investors should consult their own tax advisors regarding the effect of state, local and foreign tax laws on an investment in our Class A common stock or preferred stock.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, when, or in what form, U.S. federal income tax laws applicable to us and our stockholders may be enacted, amended or repealed. Changes to the U.S. federal income tax laws and to interpretations of the U.S. federal income tax laws could adversely affect an investment in our Class A common stock or preferred stock. In particular, certain members of Congress recently circulated a draft of legislative changes to the REIT rules that, if ultimately adopted, could adversely affect our REIT status, including reducing the maximum amount of our gross asset value in TRSs from 25% to 20%.

UNDERWRITING

Citigroup Global Markets Inc., Raymond James & Associates, Inc. and RBC Capital Markets, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of Class A common stock set forth opposite the underwriter’s name.

Underwriter	Number of Shares of Class A Common Stock
Citigroup Global Markets Inc.
Raymond James & Associates, Inc.
RBC Capital Markets, LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of Class A common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $         per share. If all the shares of Class A common stock are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares of Class A common stock than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional shares of Class A common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares of Class A common stock approximately proportionate to that underwriter’s initial purchase commitment. Any shares of Class A common stock issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers, directors, director nominees and our stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of                  dispose of or hedge any shares of Class A common stock or any securities convertible into or exchangeable for our Class A common stock.                 , in its sole discretion, may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

Prior to this offering, there has been no public market for our shares of Class A common stock. Consequently, the initial public offering price for the shares of Class A common stock was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares of Class A common stock will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares of Class A common stock will develop and continue after this offering.

We intend to apply to have our shares of Class A common stock listed on the New York Stock Exchange under the symbol “DEA.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that the total expenses incurred in connection with this offering will be $            .

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

Covering transactions involve purchases of shares either pursuant to the underwriters’ over-allotment option or in the open market in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares of Class A common stock. They may also cause the price of the shares of Class A common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In addition, affiliates of some of the underwriters are expected to be lenders, and in some cases agents or managers for the lenders, under our senior unsecured credit facility. Certain of the underwriters or their affiliates that have a lending relationship with us may, in the ordinary course of business, hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions that consist of either the purchase of credit default swaps or the creation of short positions in our securities. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In connection with the completion of this offering and the formation transactions, we intend to enter into a $             million senior unsecured credit facility consisting of a $             term loan and a $             revolving line of credit. This credit facility will have an accordion feature that will provide us with additional capacity, subject to the satisfaction of customary terms and conditions, of up to $             million, for a total facility size of not more than $              million. Affiliates of Citigroup Global Markets Inc., Raymond James & Associates, Inc. and RBC Capital Markets, LLC will be lenders under the senior unsecured credit facility. An affiliate of Citigroup Global Markets Inc. will be lead arranger.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person that is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

LEGAL MATTERS

Certain legal matters, including the validity of Class A common stock offered hereby and our qualification as a real estate investment trust, will be passed upon for us by Goodwin Procter LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP.

EXPERTS

The consolidated balance sheet of Easterly Government Properties, Inc. as of October 16, 2014 and the consolidated financial statements of Easterly Partners, LLC as of December 31, 2013 and 2012 and for each of the two years in the period ended December 31, 2013, the combined statements of revenues and certain expenses of Easterly Contribution Group for the years ended December 31, 2013 and 2012, the statement of revenues and certain expenses of PTO Arlington for the year ended December 31, 2013, the statements of revenues and certain expenses of ICE Charleston for the periods from April 9, 2013 to December 31, 2013 and January 1, 2013 to April 8, 2013, the statements of revenues and certain expenses of MEPCOM Jacksonville for the periods from April 24, 2013 to December 31, 2013 and January 1, 2013 to April 23, 2013, the statements of revenues and certain expenses of DOT Lakewood for the periods from September 24, 2013 to December 31, 2013 and January 1, 2013 to September 23, 2013, the statement of revenues and certain expenses of FBI Little Rock for the year ended December 31, 2013, the statements of revenues and certain expenses of USGC Martinsburg for the periods from August 27, 2013 to December 31, 2013 and January 1, 2013 to August 26, 2013, the statements of revenues and certain expenses of FBI Omaha for the periods from September 26, 2013 to December 31, 2013 and January 1, 2013 to September 25, 2013 and the combined statement of revenues and certain expenses of Western Devcon for the year ended December 31, 2013, all included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-11 with the SEC for the shares of Class A common stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make statements in this prospectus as to the contents of our contracts, agreements or other documents, the statements are not necessarily complete and, where that contract, agreement or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the statement relates. When we complete this offering, we will also be required to file annual, quarterly and current reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section at the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INDEX TO FINANCIAL STATEMENTS

Page
Easterly Government Properties, Inc.
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheet as of October 16, 2014	F-2
Notes to the Consolidated Balance Sheet	F-3
Easterly Partners, LLC
Report of Independent Registered Public Accounting Firm	F-4
Consolidated Statements of Assets, Liabilities and Capital as of June 30, 2014 (unaudited) and December 31, 2013 and 2012	F-5
Consolidated Statements of Operations for the six months ended June 30, 2014 and 2013 (unaudited) and years ended December 31, 2013 and 2012	F-6
Consolidated Statements of Changes in Capital for the six months ended June 30, 2014 (unaudited) and years ended December 31, 2013 and 2012	F-7
Consolidated Statements of Cash Flows for the six months ended June 30, 2014 and 2013 (unaudited) and the years ended December 31, 2013 and 2012	F-8
Notes to the Consolidated Financial Statements	F-9
Easterly Contribution Group
Report of Independent Auditors	F-21
Combined Statements of Revenues and Certain Expenses for the six months ended June 30, 2014 (unaudited) and years ended December 31, 2013 and 2012	F-22
Notes to the Combined Statements of Revenues and Certain Expenses	F-23
Western Devcon Properties
Report of Independent Auditors	F-26
Combined Statements of Revenues and Certain Expenses for the six months ended June 30, 2014 (unaudited) and the year ended December 31, 2013	F-27
Notes to the Combined Statements of Revenues and Certain Expenses	F-28
FBI – Little Rock
Report of Independent Auditors	F-31

Statements of Revenues and Certain Expenses for the periods from February 25, 2014 to June  30, 2014 (unaudited) and January 1, 2014 to February 24, 2014 (unaudited) and the year ended December 31, 2013

F-32
Notes to the Statements of Revenues and Certain Expenses	F-33
PTO – Arlington
Report of Independent Auditors	F-36

Statements of Revenues and Certain Expenses for the periods from February 11, 2014 to June  30, 2014 (unaudited) and January 1, 2014 to February 10, 2014 (unaudited) and the year ended December 31, 2013

F-37
Notes to the Statements of Revenues and Certain Expenses	F-38
FBI – Omaha
Report of Independent Auditors	F-40
Statements of Revenues and Certain Expenses for the six months ended June 30, 2014 (unaudited) and the periods from September 26, 2013 to December 31, 2013 and January 1, 2013 to September 25, 2013	F-41
Notes to the Statements of Revenues and Certain Expenses	F-42
DOT – Lakewood
Report of Independent Auditors	F-44
Statements of Revenues and Certain Expenses for the six months ended June 30, 2014 (unaudited) and the periods from September 24, 2013 to December 31, 2013 and January 1, 2013 to September 23, 2013	F-45
Notes to the Statements of Revenues and Certain Expenses	F-46

Page
USCG – Martinsburg
Report of Independent Auditors	F-48
Statements of Revenues and Certain Expenses for the six months ended June 30, 2014 (unaudited) and the periods from August 27, 2013 to December 31, 2013 and January 1, 2013 to August 26, 2013	F-49
Notes to the Statements of Revenues and Certain Expenses	F-50
MEPCOM – Jacksonville
Report of Independent Auditors	F-53
Statements of Revenues and Certain Expenses for the six months ended June 30, 2014 (unaudited) and the periods from April 24, 2013 to December 31, 2013 and January 1, 2013 to April 23, 2013	F-54
Notes to the Statements of Revenues and Certain Expenses	F-55
ICE – Charleston
Report of Independent Auditors	F-57
Statements of Revenues and Certain Expenses for the six months ended June 30, 2014 (unaudited) and the periods from April 9, 2013 to December 31, 2013 and January 1, 2013 to April 8, 2013	F-58
Notes to the Statements of Revenues and Certain Expenses	F-59

Report of Independent Registered Public Accounting Firm

To the Managing Member of Easterly Partners, LLC:

In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of Easterly Government Properties, Inc. at October 16, 2014 in conformity with accounting principles generally accepted in the United States of America. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit. We conducted our audit of this balance sheet in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

October 17, 2014

Easterly Government Properties, Inc.

Consolidated Balance Sheet

October 16, 2014
Assets
Cash and cash equivalents	$1,000

$1,000

Stockholder’s Equity
Common stock, par value $0.01, 100,000 shares authorized, 1,000 shares issued and outstanding	$10
Additional paid-in capital	990

$1,000

The accompanying notes are an integral part of the consolidated balance sheet.

Easterly Government Properties, Inc.

Notes to the Consolidated Balance Sheet

1. Organization

Easterly Government Properties, Inc. (the “Company”) was organized in the state of Maryland on October 9, 2014. Under the Company’s charter, the Company is authorized to issue up to 100,000 shares of common stock, par value $0.01 per common share.

On October 16, 2014 the Company issued 1,000 shares to its sole stockholder, Easterly Government Properties LP, for $1,000.

2. Formation of the Company

The Company was formed for the purpose of becoming the ultimate parent entity upon the completion of a series of formation transactions, whereby the Company will merge and acquire a number of related entities.

The Company will become a public registrant under the Securities Act of 1933. The Company has had no operating activity since its formation on October 9, 2014, other than activities incidental to its formation.

The Company intends to qualify as a real estate investment trust (a “REIT”) under the Internal Revenue Code commencing with its taxable period ending on December 31, 2014. In order to maintain its qualification as a REIT, the Company plans to distribute at least 90% of its taxable income to its stockholders.

3. Summary of Significant Accounting Policies

The preparation of the consolidated balance sheet in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates. All significant intercompany balances and transactions have been eliminated in consolidation.

Separate statements of operations, changes in stockholder’s equity and cash flows have not been presented as there have been no activities for this entity.

Offering Costs

In connection with the initial public offering (“IPO”), affiliates of the Company have or will incur legal, accounting, and related costs, which will be reimbursed by the Company upon the consummation of the IPO. Such costs will be deferred and will be recorded as a reduction of proceeds of the IPO or as an offset to equity issued, or expensed if the IPO is not consummated.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments with original maturities of ninety days or less at date or purchase to be cash equivalents. The Company maintains cash and cash equivalents in United States banking institutions that may exceed amounts insured by the Federal Deposit Insurance Corporation. While the Company monitors the cash balance in its operating accounts, these cash balances could be impacted if the underlying financial institutions fail or are subject to adverse conditions in the financial markets. To date, the Company has experienced no loss or lack of access to cash in its operating accounts.

4. Subsequent Events

For its consolidated balance sheet as of October 16, 2014, the Company evaluated subsequent events through October 17, 2014, the date on which this financial statement was issued.

Report of Independent Registered Public Accounting Firm

To the Managing Member of Easterly Partners, LLC:

In our opinion, the accompanying consolidated statements of assets, liabilities and capital, and the related consolidated statements of operations, of changes in capital, and of cash flows, present fairly, in all material respects, the financial position of Easterly Partners, LLC at December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

October 17, 2014

Easterly Partners, LLC

Consolidated Statements of Assets, Liabilities and Capital

(Amounts in thousands)

	June 30,	December 31,
	2014	2013	2012
	(unaudited)
Assets
Real estate investments, at fair value	$248,837	$173,099	$102,753
Cash and cash equivalents	1,123	3,363	720
Deposits for potential new investments	—	668	—
Other assets	294	772	398

Total assets	250,254	177,902	103,871

Liabilities
Accounts payable and accrued liabilities	$366	$1,218	$443

Total liabilities	366	1,218	443
Capital
Members’ capital/(deficit)	4,739	(1,844)	(2,006)
Non-controlling interests	245,149	178,528	105,434

Total capital	$249,888	$176,684	$103,428

Total liabilities and capital	$250,254	$177,902	$103,871

The accompanying notes are an integral part of these consolidated financial statements.

Easterly Partners, LLC

Consolidated Statements of Operations

(Amounts in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012
	(unaudited)
Income
Income from real estate investments	$2,742	$1,747	$4,006	$1,785
Other income	—	—	—	202

Total Income	$2,742	$1,747	$4,006	$1,987

Expenses
Fund general and administrative	560	838	1,299	518
Corporate general and administrative	1,268	1,868	4,281	2,663

Total expenses	1,828	2,706	5,580	3,181
Net investment gain/(loss)	914	(959)	(1,574)	(1,194)
Net unrealized gain on investments	47,220	7,336	27,641	10,841

Net increase in capital resulting from operations	48,134	6,377	26,067	9,647
Capital increases attributable to non-controlling interests	49,489	8,249	30,381	12,290

Capital increases attributable to Easterly Partners, LLC	$(1,355)	$(1,872)	$(4,314)	$(2,643)

The accompanying notes are an integral part of these consolidated financial statements.

Easterly Partners, LLC

Consolidated Statements of Changes in Capital

(Amounts in thousands)

	Members’ Capital /(Deficit)	Non-controlling Interests	Total Capital
Capital, December 31, 2011	$(1,192)	$62,635	$61,443
Contributions from partners	—	37,151	37,151
Distributions to partners	—	(5,978)	(5,978)
Dividend on preferred stock	—	(16)	(16)
Members’ capital	1,181	—	1,181
Carried interest	648	(648)	—
Net increase in capital resulting from operations	(2,643)	12,290	9,647

Capital, December 31, 2012	(2,006)	105,434	103,428
Contributions from members/partners	217	54,954	55,171
Distributions to members/partners	(7)	(8,876)	(8,883)
Dividend on preferred stock	—	(16)	(16)
Members’ capital	917	—	917
Carried interest	3,349	(3,349)	—
Net increase in capital resulting from operations	(4,314)	30,381	26,067

Capital, December 31, 2013	(1,844)	178,528	176,684
Contributions from members/partners (unaudited)	145	31,341	31,486
Distributions to members/partners (unaudited)	(13)	(6,661)	(6,674)
Dividend on preferred stock (unaudited)	—	(16)	(16)
Members’ capital (unaudited)	274	—	274
Carried interest (unaudited)	7,532	(7,532)	—
Net increase in capital resulting from operations (unaudited)	(1,355)	49,489	48,134

Capital, June 30, 2014 (unaudited)	$4,739	$245,149	$249,888

The accompanying notes are an integral part of these consolidated financial statements.

Easterly Partners, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012
Cash flows from operating activities:	(unaudited)
Net increase in capital resulting from operations	$48,134	$6,377	$26,067	$9,647
Adjustments to reconcile net increase in capital resulting from operations to net cash used in operating activities:
Purchase of investments	(30,316)	(10,870)	(46,918)	(33,931)
Deposits for potential new investments	668	(456)	(668)	—
Contributions to investments	(1,491)	(232)	(1,197)	(597)
Distributions from investments	3,289	2,445	5,410	3,503
Net unrealized gain on investments	(47,220)	(7,336)	(27,641)	(10,841)
Net change in:
Other assets	478	291	(374)	(371)
Accounts payable and accrued liabilities	(852)	372	775	(100)

Net cash used in operating activities	(27,310)	(9,409)	(44,546)	(32,690)

Cash flows from financing activities:
Members’ capital	274	575	917	1,181
Payment of dividends to preferred stockholders	(16)	(8)	(16)	(16)
Contributions from members/partners	145	60	217	—
Distributions to members/partners	(13)	(7)	(7)	—
Contributions from non-controlling interests	31,341	14,309	54,954	37,151
Distributions to non-controlling interests	(6,661)	(4,175)	(8,876)	(5,978)

Net cash provided by financing activities	25,070	10,754	47,189	32,338

Net (decrease)/increase in cash and cash equivalents	(2,240)	1,345	2,643	(352)
Cash and cash equivalents
Cash and cash equivalents, beginning of period	3,363	720	720	1,072

Cash and cash equivalents, end of period	$1,123	$2,065	$3,363	$720

Supplemental disclosure of non-cash information
Applied deposit of investments made in 2011	$—	$—	$—	$(1,206)

The accompanying notes are an integral part of these consolidated financial statements.

Easterly Partners, LLC

Notes to the Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

1.	Organization and Basis of Presentation

Easterly Partners, LLC (the “Company”) is comprised of the consolidated results of the subsidiaries listed below:

•	Federal Properties Management, LLC

•	U.S. Government Properties Income & Growth Fund, LP

•	U.S. Government Properties Income & Growth Fund REIT, Inc.

•	USGP I REIT Holdings, LP

•	Easterly GSA Participation Plan I, LLC

•	Federal Properties GP, LLC (“Fund I GP”)

•	Easterly Funds Management, LLC

•	U.S. Government Properties Income & Growth Fund II, LP

•	USGP II (Parallel) Fund, LP

•	USGP II REIT, LP

•	USGP II Investor, LP

•	USGP II Participation Plan, LLC

•	USGP II GP, LLC (“Fund II GP”)

Easterly Partners, LLC is an investment adviser registered with the United States Securities and Exchange Commission under the Investment Advisers Act of 1940.

All of the members’ equity of the Company is held by Easterly Capital, LLC which is controlled by Darrell W. Crate, a Managing Director of the Company. The Company focuses on acquiring and managing properties leased to the U.S. Government, primarily through the General Service Administration (“GSA”).

U.S. Government Properties Income & Growth Fund II, LP with USGP II (Parallel) Fund, LP, (collectively “Fund II”) together with U.S. Government Properties Income & Growth Fund, LP (“Fund I”), (collectively the “Funds”), reflected in the Company’s consolidated financial statements, qualify as investment companies pursuant to Financial Services—Investment Companies (“ASC 946”), for accounting purposes, and hence the investments in the Funds are carried at fair value, which is retained in consolidation by the Company.

The Company consolidates entities in which it has a controlling financial interest, the usual condition of which is ownership of a majority voting interest. The Company also considers for consolidation an entity, in which it has certain interests, where the controlling financial interest may be achieved through arrangements that do not involve voting interests. Such an entity, known as a variable interest entity (“VIE”), is required to be consolidated by its primary beneficiary. The primary beneficiary is the entity that possesses the power to direct the activities of the VIE that most significantly impact its economic performance and has the obligation to absorb losses or the right to receive benefits from the VIE that are significant to it.

As of June 30, 2014 and December 31, 2013, the Company held variable interests in the Fund I entities, the Fund II entities, Fund I GP and Fund II GP. The Company is required to consolidate its interests in these entities because it is deemed to be the primary beneficiary. Except as described in Note 4, the liabilities are collateralized only by the assets of the entity, and are non-recourse to the Company.

Easterly Partners, LLC

Notes to the Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

The table below summarizes the assets and liabilities of the variable interest entities as of June 30, 2014 (unaudited) and December 31, 2013 and 2012:

	June 30, 2014	December 31, 2013	December 31, 2012
Real estate investments, at fair value	$248,837	$173,099	$102,753
Cash and cash equivalents	1,112	3,313	692
Deposits for potential new investments	—	668	—
Other assets	12	39	34
Total VIE assets	249,961	177,119	103,479

Accounts payable and accrued liabilties	$250	$503	$250
Total VIE liabilities	250	503	250

The accompanying consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements include the accounts of the Company, as defined above. All significant intercompany balances and transactions have been eliminated in consolidation.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the fair value of the Funds’ investments. Estimates are periodically reviewed in light of changes in circumstances, facts, and experience. Actual results could differ from the Company’s estimates.

Unaudited Interim Financial Information

The accompanying consolidated statement of assets, liabilities, and capital as of June 30, 2014, consolidated statement of changes in capital for the six months ended June 30, 2014, and consolidated statements of operations and of cash flows for the six months ended June 30, 2014 and 2013, are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual consolidated financial statements and include, in management’s opinion, all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of the Company’s unaudited financial statements. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the year ending December 31, 2014, any other interim periods, or any other future year or period.

Real Estate Investments

Real estate investments represent investments in real estate entities that own real estate assets and are stated at the fair value of the net equity interest in real estate investments as discussed below. Subsequent changes in fair value are recorded as unrealized gains or losses. Upon the disposition of a real estate investment, realized gains and losses are determined by deducting the proceeds received by the Company from the basis of the real estate investment; any previously unrealized gains and losses are reversed.

Easterly Partners, LLC

Notes to the Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

Distributions from real estate entities are recorded as dividend income when received to the extent distributed from the estimated taxable earnings and profits of the underlying investment vehicle and as a return of capital to the extent not in excess of that amount.

Under investment company accounting, the statements of operations of the Company reflect the change in fair value of the real estate investments of the Funds controlled by the Company, whether realized or unrealized.

Fair Value of Investments

The Company determines the fair value of the real estate investments using a fair value hierarchy. The fair value hierarchy is based on the observability of inputs used to measure fair value and requires additional disclosure regarding the fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between marketplace participants at the measurement date (exit price). The fair value of an asset or a liability disregards transaction costs and assumes the asset or liability’s highest and best use. As the Fund’s investments are in entities that invest in real estate, the estimated values are based on the underlying assets, liabilities, and cash flows of the related properties.

The three levels of the fair value hierarchy are described below:

Level 1	Valuation is based upon quoted prices for identical assets or liabilities in an active market.

Level 2	Valuation is based upon observable inputs:

a)	Quoted prices for similar assets or liabilities in active markets,

b)	Quoted prices for identical or similar assets or liabilities in not active markets, or

c)	Model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3	Valuation is based upon prices or valuation techniques that require assumptions not observable in the market which are significant to the overall fair value measurement. These unobservable inputs reflect the Company’s own estimates about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Valuation techniques include the use of discounted cash flow models, and similar techniques.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments with original maturities of ninety days or less at date or purchase to be cash equivalents. The Company maintains cash and cash equivalents in United States banking institutions that may exceed amounts insured by the Federal Deposit Insurance Corporation. While the Company monitors the cash balance in its operating accounts, these cash balances could be impacted if the underlying financial institutions fail or are subject to adverse conditions in the financial markets. To date, the Company has experienced no loss or lack of access to cash in its operating accounts.

Deposits for Potential New Investments

The Company, at times, must put a deposit on properties to be acquired as an investment as a part of the purchase and sales agreement. At December 31, 2013, the Company had $668 as a deposit for potential new investments in FBI-Little Rock and PTO-Arlington. The Company did not have any outstanding deposits for potential new investments at June 30, 2014 (unaudited) or December 31, 2012.

Easterly Partners, LLC

Notes to the Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

Non-controlling Interest

Consolidation addresses the accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated capital resulting from operations attributable to the parent and to the non-controlling interest, the changes in a parent’s ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated per ASC 810.

The Company consolidates all entities listed in Note 1. However, substantially all of the partners invested in the Funds are limited partners that represent a non-controlling interest. In addition, there is a member that has invested in Federal Properties GP, LLC which also represents a non-controlling interest.

Income Taxes

Federal, state, and local income taxes have not been provided for in the accompanying financial statements as the members/partners are responsible for reporting their allocable share of the Company’s income, gains, deductions, losses, and credits on their individual tax returns. The Company’s tax information and the amount of allocable income, gains, deductions, losses, and credits are subject to examination by federal and state taxing authorities. If such examinations result in changes in the Company’s income, gain, deductions, losses, and credits, the tax liabilities of the members/partners could be changed accordingly. In the normal course of business, the Company is subject to examination by federal, state, and local taxing authorities where applicable.

As a REIT, U.S. Government Properties Income & Growth Fund REIT, Inc. and USGP II REIT, LP (collectively the “REITs”) will be permitted to deduct dividends paid to their stockholders, eliminating the U.S. federal taxation of income represented by such distributions at the REITs level, provided certain requirements are met. REITs are subject to a number of organizational and operational requirements, including the requirement to distribute at least 90% of their annual taxable income. If the REITs fail to qualify as a REIT in any taxable year, the REITs will be subject to U.S. federal and state income tax (including any alternative minimum tax) on its taxable income at regular corporate rates.

Effective in December 2010 (Fund I) and January 2014 (Fund II) each of the REIT subsidiaries issued 125 preferred shares to unrelated third-parties with a par value of $0.01 per share. Holders of the preferred shares are only entitled to limited voting rights, and consequently are not entitled to participate in or otherwise direct the management of the REITs. Each share accrues on a daily basis a preferred return payable annually at 12.5% and is recognized as payments of preferred dividends on the statement of changes in capital. Payments of preferred dividends were $16 for each of the six months ended June 30, 2014 (unaudited) and the years ended December 31, 2013 and 2012.

Distributions of annual capital made to investors required by the Internal Revenue Code of 1986 to maintain REIT qualification for each of the REIT subsidiaries were approximately $2,776 for the six months ended June 30, 2014 (unaudited), and $3,349 and $760 for the year ended December 31, 2013 and 2012, respectively.

Fund General and Administrative

Fund general and administrative expenses include professional, organizational, insurance and other administration expenses incurred in connection with the formation and operations of the Funds.

Easterly Partners, LLC

Notes to the Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

Corporate General and Administrative

Corporate general and administrative expenses include expenses incurred for salary and employee benefits expenses including carried interest participation plan awards, professional fees, office rent, insurance and certain other costs.

Segments

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. All revenue has been generated in the United States and all tangible assets are held in the United States.

Recent Pronouncements

In June 2013, the FASB issued ASU No. 2013-08, Financial Services—Investment Companies—Amendments to the Scope, Measurement, and Disclosure Requirements (“ASU 2013-08”). The amendments in this update change the assessment of whether an entity is an investment company by developing a new two-tiered approach for that assessment, which requires an entity to possess certain fundamental characteristics while allowing judgment in assessing other typical characteristics. The new approach requires an entity to assess all of the characteristics of an investment company and consider its purpose and determine whether it is an investment company. The adoption of ASU 2013-18 on January 1, 2014 did not have a material impact on the Company’s consolidated financial statements.

3.	Real Estate Investments

The Company has made the following investments.

Acquired in 2010

•	FBI—San Antonio: a Class A, four-story building and separate annex building, 100% leased to the GSA for occupancy by the Federal Bureau of Investigation.

•	CBP—Sunburst: a Class A, LEED-certified single-story office building, 100% leased to the GSA for occupancy by the Department of Homeland Security.

•	AOC—Del Rio: a Class A, built-to-suit three-story federal courthouse and administrative complex, 100% leased to the GSA for occupancy by the Administrative Office of the Courts.

•	SSA—Del Rio: a Class A, single-story office building, 100% leased to the GSA for occupancy by the Social Security Administration.

•	DEA—Dallas: a Class A, three-story certified secure office and administrative facility, 100% leased to the GSA for occupancy by the Drug Enforcement Administration.

Acquired in 2011

•

USFS I—Albuquerque: a Class A, Energy Star rated three-story office building, 100% leased to USDA Forest Service for occupancy by the U.S. Forest Service for use as its national administrative headquarters.

Easterly Partners, LLC

Notes to the Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

•

USFS II—Albuquerque: a Class A, LEED Gold-certified and Energy Star rated three-story office building 100% leased to the USDA Forest Service for occupancy by the U.S. Forest Service for use as its national administrative headquarters.

Acquired in 2012

•	DEA—Albany: a Class A, built-to-suit district office, 100% leased to the GSA for occupancy by the Drug Enforcement Administration.

•	IRS—Fresno: a Class A, built-to-suit six-story office building, 100% leased to the GSA for occupancy by the Internal Revenue Service.

Acquired in 2013

•	ICE—Charleston: a Class A LEED Silver-certified district office, 75% leased to the GSA for occupancy by Immigration and Customs Enforcement and 25% leased to a private organization.

•	MEPCOM—Jacksonville: a Class A, LEED Gold-certified processing station, 100% leased to the GSA for occupancy by the U.S. Military Entrance Processing Command.

•	USCG—Martinsburg: a class A, LEED Silver-certified, built-to-suit office, 100% leased to the GSA for occupancy by the U.S. Coast Guard.

•	DOT—Lakewood: a class A, LEED Silver-certified built-to-suit headquarters, 100% leased to the GSA for occupancy by the Department of Transportation.

•	FBI—Omaha: a Class A, LEED Gold-certified built-to-suit headquarters, 100% leased to the GSA for occupancy by the Federal Bureau of Investigation.

Acquired in 2014

•	PTO—Arlington: a Class A, LEED Gold-certified office, 100% leased to the GSA for occupancy by the U.S. Patent and Trademark Office.

•	FBI—Little Rock: a class A, built-to-suit regional headquarters, 100% leased to the GSA for occupancy by the Federal Bureau of Investigation.

Easterly Partners, LLC

Notes to the Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

The following table shows the Fund’s investments at both cost and fair value as of June 30, 2014 (unaudited) and December 31, 2013 and 2012.

	June 30,		December 31,
	2014		2013		2012
Real Estate Investments	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
FBI - San Antonio	$16,408	$29,958	$16,463	$26,073	$16,732	$23,244
CBP - Sunburst	3,246	4,969	3,287	4,102	3,462	3,057
AOC - Del Rio	7,573	13,533	7,681	12,509	7,835	11,518
SSA - Del Rio	420	562	420	465	430	396
DEA - Dallas	3,206	7,305	3,324	6,483	3,526	5,876
USFS I - Albuquerque	7,004	15,056	7,487	12,881	8,030	9,425
USFS II - Albuquerque	9,452	15,661	10,043	13,302	11,172	11,835
DEA - Albany	5,278	8,020	5,487	7,498	5,843	6,662
IRS - Fresno	26,327	43,737	27,247	33,447	28,375	30,740
ICE - Charleston	7,907	14,344	7,907	12,162	—	—
MEPCOM - Jacksonville	3,051	9,585	3,051	7,168	—	—
USGC - Martinsburg	5,544	7,533	5,642	5,870	—	—
DOT - Lakewood	11,686	18,178	11,485	13,301	—	—
FBI - Omaha	18,877	23,211	18,586	17,838	—	—
PTO - Arlington	24,281	29,173	—	—	—	—
FBI - Little Rock	6,368	8,012	—	—	—	—

	$156,628	$248,837	$128,110	$173,099	$85,405	$102,753

The following table shows the non-recourse debt underlying the Funds’ investments as of June 30, 2014 (unaudited) and December 31, 2013 and 2012:

			June 30, 2014	December 31,
Real Estate Investments	Maturity Date	Interest Rate		2013	2012
FBI - San Antonio	October 2022	6.07%	$21,849	$22,275	$23,088
CBP - Sunburst	November 2028	6.90%	8,992	9,171	9,512
AOC - Del Rio	December 2015	5.31%	14,545	14,663	14,887
DEA - Dallas	December 2015	3.92%	7,664	7,712	7,808
USFS I - Albuquerque	June 2016	6.05%	14,474	14,608	14,861
USFS II - Albuquerque	July 2026	4.46%	17,500	17,500	17,500
DEA - Albany	February 2017	4.23%	5,000	5,000	5,000
IRS - Fresno	November 2018	4.03%	27,550	27,730	28,000
ICE - Charleston	February 2027	4.21%	23,516	24,003	—
MEPCOM - Jacksonville	October 2025	4.41%	13,526	13,848	—
USGC - Martinsburg	December 2027	5.55%	9,239	9,338	—
DOT - Lakewood	December 2021	4.35%	17,000	17,000	—
FBI - Omaha	October 2020	4.47%	27,813	27,953	—
PTO - Arlington	February 2020	3.92%	33,000	—	—
FBI - Little Rock	May 2017	5.80%	13,650	—	—

Total mortgage notes payable			$255,318	$210,801	$120,656

Easterly Partners, LLC

Notes to the Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

4.	Commitments and Contingencies

Guarantor Contingencies

The Company is a guarantor of certain underlying investment level loans, with recourse to the Company usually limited to standard “carve-out exceptions” typically related to (a) losses arising as a result of fraud, intentional misrepresentation, misallocation of funds, waste, environmental matters and other customary matters usually in the reasonable control of the borrower group and (b) springing full loan liability triggered by filing voluntary bankruptcy, intentional transfer restriction violations and other customary matters usually in the strict control of the borrower group. The terms of the guarantees do not provide for a limitation to the maximum potential future payments under the guarantees.

In the case of the loan held for DEA—Dallas, the Company has guaranteed a portion of the principal balance of the loan and any accrued interest, fees, or other costs related to the loan. However, the guarantee is only triggered by the partial or complete termination of the GSA lease. The Company assessed the fair value of this guarantee and determined it to be insignificant due to the remote possibility of a termination of the lease and the fact that the property is currently 100% leased.

In the case of the loan held for DEA—Albany, the Company has guaranteed a portion of the principal balance of the loan and any accrued interest, fees, or other costs related to the loan. However, the guarantee is only triggered to the extent the GSA lease is (i) partially or completely assigned or (ii) terminated. Upon the occurrence of one of these events, the guaranteed portion shall be 40% of the then outstanding principal balance. The Company assessed the fair value of this guarantee and determined it to be insignificant due to the remote possibility of a termination or assignment of the lease, the high likelihood of renewal and the fact that the property is currently 100% leased.

In the case of the loan held for IRS—Fresno, the Company has guaranteed a portion of the principal balance of the loan and any accrued interest, fees, or other costs related to the loan. However, the guarantee is only triggered to the extent the GSA lease is (i) partially or completely assigned, (ii) terminated or (iii) fails to be extended to at least November 30, 2023 by June 30, 2018. Upon the occurrence of one of these events, the guaranteed portion shall be 40% of the then outstanding principal balance. The Company assessed the fair value of this guarantee and determined it to be insignificant due to the remote possibility of a termination or assignment of the lease, the high likelihood of renewal and the fact that the property is currently 100% leased.

In the case of the loan held for PTO—Arlington, the Company has guaranteed a portion of the principal balance of the loan and any accrued interest, fees or other costs related to the loan. However, the guarantee is only triggered to the extent the debt service coverage ratio drops below 1.25:1. Upon the occurrence of this event, the guaranteed portion shall be 50% of the then outstanding principal balance. The Company assessed the fair value of this guarantee and determined it to be insignificant due to the remote possibility of a termination or assignment of the lease, the high likelihood of renewal and the fact that the property is currently 100% leased.

Operating Leases

The Company leases office space under an operating lease agreement that commenced February 1, 2012 and expires on March 31, 2016.

Rent expense for the six-months ended June 30, 2014 and 2013 (unaudited) was $139 and $120, respectively, and for the years ended December 31, 2013 and 2012 rent expense was $240 and $222, respectively and is recorded in corporate general and administrative expenses.

Easterly Partners, LLC

Notes to the Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

Future minimum lease payments for the Company’s operating lease as of December 31, 2013 were as follows:

Year Ending December 31,	Total
2014	$233
2015	239
2016	61

5.	Capital Contributions, Commitments and Allocation of Profit/Loss of the Funds

The Funds have total capital commitments of $240,450, $232,950, and $112,150 as of June 30, 2014 (unaudited) and December 31, 2013 and 2012, respectively of which the general partner has committed $12,500, $12,500, and $4,000. As of June 30, 2014 (unaudited), the cumulative capital contributions called from partners were $182,589, which is equal to 76% of capital commitments. As of December 31, 2013 and 2012, the cumulative capital contributions called and received from partners were $151,227 and $96,056, respectively, which is equal to 65% and 86%, of capital commitments, respectively.

The Funds had approximately $57,861 in uncalled capital commitments at June 30, 2014 (unaudited) and $81,723 and $16,094 for the years ended December 31, 2013 and 2012, respectively.

Each partner shall make capital contributions to the Funds in an aggregate amount not to exceed its capital commitment. Distributable cash attributable to any portfolio investment shall be allocated to the partners in proportion to their sharing percentages with respect to such portfolio investment, as defined in the operating agreements.

Allocations of disposition proceeds and current income in respect of each portfolio investment are made in their first instance to the limited partners and the general partner pro rata in proportion to their respective percentage of interests of capital contributions with respect to such portfolio investment. Each limited partner’s share is then distributed to such limited partner and general partner in the following amounts and order of priority.

i.	First, to the limited partner in proportion to its capital contributions until it has received 100% of such contributions;

ii.	Second, to the limited partner a priority return of 8% compounded per annum (the “Priority Return”); and

iii.	Thereafter, 80% to such limited partners and 20% to the general partner.

As of June 30, 2014 (unaudited) and December 31, 2013 and 2012, the Funds had a carried interest allocation of $7,532, $3,349 and $648 allocated to the parent as included in the statement of changes in capital, respectively.

The Funds contain a clawback provision whereby after the final distribution of the assets of the Funds, the general partner shall contribute to the Fund and the Fund shall promptly distribute to the limited partners an amount in cash equal to the amount (if any) by which the aggregate distributions to the General Partner and not otherwise returned to the Partnership exceeds the amount that would have been distributed to the general partner in respect of the carried interest if all amounts distributed by the Partnership prior to the date of such final distribution were instead distributed only on the date of such final distribution.

Net increase in capital is allocated to our non-controlling interest holders and member consistent with the Fund’s partnership agreements and the Company’s limited liability company agreements, as amended and restated, and as recorded on the accompanying statements of changes in capital.

Easterly Partners, LLC

Notes to the Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

6.	Carried Interest Participation Plan Awards

The Funds’ limited partnership agreements provide to each of the Funds’ general partners an allocation of partnership profits, if specified rates of return are exceeded (the “carried interest”). The carried interest is subject to a preferred return of 8%, before the general partner receives any allocation of partnership profits. Each of the general partners allocates a portion of the carried interest to participation plans that were established to award key employees of Easterly Partners, LLC a participation interest in the general partners’ carried interest. As the carried interest is directly tied to the performance of the underlying funds, the key employees’ interest is aligned with the interest of each of the Funds’ investors.

The Company grants participation interest awards with service conditions, generally requiring a five year vesting period. The Company measures the participation interest awards at the fair value on date of grant. The straight-line method of expense recognition is applied to all participation interest awards. Upon termination of an employee, the Company has the option to repurchase the vested participation interest awards at the current fair value. Upon termination, non-vested participation interest awards cease vesting. The compensation expense related to the grants recorded for the six months ended June 30, 2014 and 2013 (unaudited) and year ended December 31, 2013 and 2012 was $363, $75, $737 and $371 respectively.

For the years ended December 31, 2013 and 2012 there were 8 and 1 grants awarded, respectively. There were no awards granted for the six months ended June 30, 2014 and 2012.

As of June 30, 2014 and 2013 (unaudited) and December 31, 2013 and 2012, unrecognized compensation expense for incentive awards was $2,292, $166, $2,655 and $242, respectively.

7.	Fair Value of Investments

All of the Funds’ investments are in Limited Partnership, “LP,” or Limited Liability Company, “LLC,” interests for which there is no ready market. The Company estimates the value of its investments using Level 3 inputs based upon factors such as operating performance, financial condition, economic and market events. The Company uses a discounted cash flow valuation technique to estimate the fair value of each of the investments, which is updated at each reporting date by personnel responsible for the management of each investment and reviewed by senior management at each reporting period. The discounted cash flow technique requires the Company to estimate cash flows for each investment over the holding period, and is based on the Company’s view of the foreseeable future. Cash flows are derived from property rental revenue (base rents plus reimbursements) less operating expenses, real estate taxes and capital and other costs, plus projected sales proceeds in the year of exit if applicable. Property rental revenue is based on leases currently in place and management’s estimates for future leasing activity, which are based on current market rents for similar space. Similarly, estimated real estate taxes and operating expenses are based on amounts incurred in the current period plus a projected growth factor for future periods. Anticipated sales proceeds at the end of an investment’s expected holding period are determined based on the net cash flow of the investment in the year of exit, divided by a terminal capitalization rate, less estimated selling costs.

The Company has determined that the unit of account being valued is the net investment in the underlying real estate LLC or LP interests. Therefore, the Company has estimated the value of its investments considering whether a market participant would ascribe any value to the debt of the investment. Specific factors that may be considered include whether the market participant could assume the debt, the interest rate and the remaining term. The unrealized appreciation of the investments includes a loss of $1,371, a gain of $202 and a loss of $1,532 related to the value of the debt for the six months ended June 30, 2014 (unaudited) and the years ended December 31, 2013 and 2012 respectively.

Easterly Partners, LLC

Notes to the Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

Due to the significant judgment involved in valuing each investment, in the absence of a ready market, the estimated value of the Company’s investments as presented in the accompanying financial statements may differ from the value that would have been used had a ready market existed, and any differences may be material. There is no assurance that the Company will realize the values presented upon the ultimate disposition or liquidation of its investments. The ability of the Company to liquidate its investments may be dependent upon many factors including among others, general economic conditions in the Texas, Montana, New Mexico, New York, California, South Carolina, Florida, West Virginia, Colorado, Nebraska, Virginia and Arkansas real estate markets, interest rates, availability of debt and equity financing and other conditions in the U.S. private and public capital markets.

The following table includes a roll-forward of the amounts for the six months ended June 30, 2014 (unaudited) for investments classified within Level 3. The classification of an investment within Level 3 is based upon the significance of the unobservable inputs to the overall fair value measurement.

Investments
Balance at January 1, 2014	$173,099
Purchase of investments	30,316
Contributions to investments	1,491
Distributions from investments	(3,289)
Net change in unrealized appreciation	47,220

Balance at June 30, 2014	$248,837

The change in unrealized appreciation for Level 3 investments relates to investments still held at June 30, 2014 (unaudited).

The following table includes a roll-forward of the amounts for the year ended December 31, 2013 for investments classified within Level 3. The classification of an investment within Level 3 is based upon the significance of the unobservable inputs to the overall fair value measurement.

Investments
Balance at January 1, 2013	$102,753
Purchase of investments	46,918
Contributions to investments	1,197
Distributions from investments	(5,410)
Net change in unrealized appreciation	27,641

Balance at December 31, 2013	$173,099

The change in unrealized appreciation for Level 3 investments relates to investments still held at December 31, 2013.

The following table includes a roll-forward of the amounts for the year ended December 31, 2012 for investments classified within Level 3. The classification of an investment within Level 3 is based upon the significance of the unobservable inputs to the overall fair value measurement.

Investments
Balance at January 1, 2012	$59,681
Purchase of investments	35,137
Contributions to investments	597
Distributions from investments	(3,503)
Net change in unrealized appreciation	10,841

Balance at December 31, 2012	$102,753

Easterly Partners, LLC

Notes to the Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

The change in unrealized appreciation for Level 3 investments relates to investments still held at December 31, 2012.

The following table shows quantitative information about unobservable inputs related to the Level 3 fair value measurements as of June 30, 2014 (unaudited).

Financial Instruments	Fair Value	Valuation Technique	Unobservable Inputs	Ranges
Real Estate Investments	$248,837	Discounted cash flow	Residual capitalization rates	6.45% - 8.30%
			Discount rates	6.88% - 9.08%
			Interest rates	3.09% - 4.28%

The following table shows quantitative information about unobservable inputs related to the Level 3 fair value measurements as of December 31, 2013.

Financial Instruments	Fair Value	Valuation Technique	Unobservable Inputs	Ranges
Real Estate Investments	$173,099	Discounted cash flow	Residual capitalization rates	6.92% - 9.52%
			Discount rates	7.25% - 9.67%
			Interest rates	3.74% - 5.30%

The following table shows quantitative information about unobservable inputs related to the Level 3 fair value measurements as of December 31, 2012.

Financial Instruments	Fair Value	Valuation Technique	Unobservable Inputs	Ranges
Real Estate Investments	$102,753	Discounted cash flow	Residual capitalization rates	7.75% - 9.57%
			Discount rates	7.25% - 9.77%
			Interest rates	3.29% - 4.05%

The above inputs are subject to change based on changes in economic and market conditions and/or changes in use or timing of exit. Changes in discount rates and residual capitalization rates result in increases, or decreases, in the fair values of these investments. The discount rates encompass, among other things, uncertainties in the valuation model with respect to residual capitalization rates and the amount of timing of cash flows. Therefore, a change in the fair value of these investments resulting from a change in the residual capitalization rate may be partially offset by a change in the discount rate. Significant increases (decreases) in any of these inputs in isolation would result in a significantly lower (higher) fair value, respectively. It is not possible for the Company to predict the effect of future economic or market conditions on estimated fair values.

8.	Subsequent Events

For its consolidated financial statements as of December 31, 2013 and for the year then ended, the Company evaluated subsequent events through October 17, 2014, the date on which those financial statements were originally issued.

For its interim financial statements as of June 30, 2014 and for the six months then ended, the Company evaluated subsequent events through October 17, 2014, the date on which those financial statements were issued.

On August 15, 2014 the Company disposed of its interest in SSA—Del Rio for $525, which was purchased as part of a larger transaction with AOC—Del Rio in December 2010 for $425.

On September 16, 2014, Fund II closed an additional $51,800 of capital commitments.

Independent Auditor’s Report

To the Managing Member of Easterly Partners, LLC:

We have audited the accompanying combined statements of revenues and certain expenses (the “Statements”) of Easterly Contribution Group (the “Company”) for the years ended December 31, 2013 and 2012.

Management’s Responsibility for the Combined Statements of Revenues and Certain Expenses

Management is responsible for the preparation and fair presentation of the Statements in accordance with accounting principles accepted in the United States of America (“GAAP”) described in Note 2; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the Statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the Statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the Statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Statements referred to above present fairly, in all material respects, the combined revenues and certain expenses of Easterly Contribution Group for the years ended December 31, 2013 and 2012 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

We draw attention to Note 2 of the Statements, which describes the basis of accounting. The Statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the registration statement on Form S-11 of Easterly Government Properties, Inc.), as described in Note 2. The presentation is not intended to be a complete presentation of the Company’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

October 17, 2014

EASTERLY CONTRIBUTION GROUP

COMBINED STATEMENTS OF REVENUES AND CERTAIN EXPENSES

	Six Months Ended June 30, 2014 (Unaudited)	Year Ended December 31,
		2013	2012
Revenues
Rental income	$11,221,246	$22,295,819	$20,334,382
Tenant reimbursements	995,216	1,982,817	1,441,102
Other income	63,939	69,742	117,215

Total revenues	$12,280,401	$24,348,378	$21,892,699

Certain expenses
Property operating	2,423,719	4,914,998	4,402,069
Real estate taxes	1,124,455	2,279,394	2,025,987

Total certain expenses	3,548,174	7,194,392	6,428,056

Revenues in excess of certain expenses	$8,732,227	$17,153,986	$15,464,643

The accompanying notes are an integral part of the combined statements of revenues and certain expenses.

Easterly Contribution Group

Notes to Combined Statements of Revenues and Certain Expenses

Six Months Ended June 30, 2014 (Unaudited) and Years Ended December 31, 2013 and 2012

1.	Organization and Nature of Business

Easterly Contribution Group (the “Company”), which is not a legal entity, but rather a combination of certain real estate entities and operations as described below, is engaged in the business of acquiring and managing properties leased to the U.S. Government through the General Services Administration (“GSA”) or other federal agencies and located throughout the United States. The accompanying combined statements of revenues and certain expenses (the “Statements”) relate to the operations of the Company which consist of eight buildings located in five states (collectively, the “Properties”) as follows:

FBI—San Antonio, Texas

CBP—Sunburst, Montana

AOC—Del Rio, Texas

DEA—Dallas, Texas

USFS I—Albuquerque, New Mexico

USFS II—Albuquerque, New Mexico

DEA—Albany, New York

IRS—Fresno, California

The properties included as part of the Company are owned by U.S. Government Properties Income & Growth Fund, L.P. (the “Fund”) and will be contributed to Easterly Government Properties LP (“Operating Partnership”) in connection with the proposed initial public offering of Easterly Government Properties, Inc., the majority owner of the Operating Partnership. The acquisition of the Properties is expected to occur upon the consummation of the proposed initial public offering.

Since these properties are being acquired from related parties as part of the initial public offering, these statements have been prepared for the period of ownership by the related parties. The properties are being combined as they are all under common control for all periods being presented.

The properties included as part of the Company were acquired in the following quarters: four properties in the three months ended December 31, 2010; two properties in the three months ended December 31, 2011; one property in the three months ended March 31, 2012; and one property in the three months ended June 30, 2012.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying combined statements of revenues and certain expenses relate to the Company and have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended, and accordingly, are not representative of the actual results of operations of the Company for the six months ended June 30, 2014 or years ended December 31, 2013 and 2012, due to the exclusion of the following revenues and expenses, which may not be comparable to the proposed future operations of the Company:

•	depreciation and amortization,

•	interest income and expense,

•	amortization of above and below market leases, and

•	other miscellaneous revenues and expenses not directly related to the proposed future operations of the Properties.

Easterly Contribution Group

Notes to Combined Statements of Revenues and Certain Expenses

Six Months Ended June 30, 2014 (Unaudited) and Years Ended December 31, 2013 and 2012

Revenue Recognition

Rental income is recognized on the straight-line basis over the term of the related leases when collectability is reasonably assured.

Tenant reimbursements include reimbursement for operating expenses which are determined by the base year operating expenses and are subject to reimbursement in subsequent years based on changes in the consumer price index for urban wage earners and clerical workers. This portion of rental income is recognized in the period in which it is earned. Tenant reimbursements also include amounts due from tenants for real estate taxes and other reimbursements. Real estate taxes over the base year are reimbursed by the tenant and are recognized as revenues in the period during which the revenues are earned.

Tenant reimbursements are recognized and presented in accordance with accounting guidance which requires that these reimbursements be recorded on a gross basis because the Company is generally the primary obligor with respect to the goods and services the purchase of which gives rise to the reimbursement obligation; because the Company has discretion in selecting the vendors and suppliers; and because the Company bears the credit risk in the event tenants do not reimburse the Company.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting period to prepare the combined statements of revenues and certain expenses in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Unaudited Interim Combined Statements

The combined statements of revenues and certain expenses for the six months ended June 30, 2014 are unaudited. In the opinion of management, the statements reflect all adjustments necessary for a fair statement of the results of the interim period. All such adjustments are of a normal recurring nature.

3.	Operating Leases

The Company leases properties to tenants primarily under operating leases with various expiration dates extending to 2028. Minimum future rentals for non-cancelable lease terms at December 31, 2013 are as follows:

Year	Minimum Rent
2014	$13,662,116
2015	13,039,676
2016	13,039,676
2017	13,039,676
2018	13,039,676
Thereafter	63,139,567

Total	$128,960,387

Total minimum future rentals presented above do not include amounts to be received as tenant reimbursements, straight-line rent adjustments or other income.

Easterly Contribution Group

Notes to Combined Statements of Revenues and Certain Expenses

Six Months Ended June 30, 2014 (Unaudited) and Years Ended December 31, 2013 and 2012

4.	Concentration of Credit Risk

Concentrations of credit risk arise for the Company when multiple tenants of the Company are engaged in similar business activities, are located in the same geographic region or have similar economic features that impact in a similar manner their ability to meet contractual obligations, including those to the Company. The Company regularly monitors its tenant base to assess potential concentrations of credit risk.

As stated in Note 1 above, the Company leases commercial space to the U.S. Government through the GSA or other federal agencies. For the six months ended June 30, 2014 (unaudited), the GSA accounted for 78.4% of rental income and the USDA Forest Service accounted for the remaining 21.6%. For the year ended December 31, 2013, the GSA accounted for 78.6% of rental income and the USDA Forest Service accounted for the remaining 21.4%. For the year December 31, 2012, the GSA accounted for 77.0% of rental income and the USDA Forest Service accounted for the remaining 23.0%.

5.	Subsequent Events

Management has evaluated subsequent events through October 17, 2014, which is the date the financial statements were available to be issued, and concluded that there are no items requiring adjustment of the financial statements or additional disclosure.

Independent Auditor’s Report

To the Managing Member of Easterly Partners, LLC:

We have audited the accompanying combined statements of revenues and certain expenses (the “Statements”) of the Western Devcon Properties (collectively, the “Company”) for the year ended December 31, 2013.

Management’s Responsibility for the Combined Statements of Revenues and Certain Expenses

Management is responsible for the preparation and fair presentation of the Statement in accordance with accounting principles accepted in the United States of America (“GAAP”); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the Statements that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statements is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Statements referred to above presents fairly, in all material respects, the combined revenues and certain expenses of the Western Devcon Properties for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

We draw attention to Note 2 of the Statement, which describes the basis of accounting. The Statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the registration statement on Form S-11 of Easterly Government Properties, Inc.), as described in Note 2. The presentation is not intended to be a complete presentation of the Company’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

October 17, 2014

WESTERN DEVCON PROPERTIES

COMBINED STATEMENTS OF REVENUES AND CERTAIN EXPENSES

	Six Months Ended June 30, 2014 (Unaudited)	Year Ended December 31, 2013
Revenues
Rental income	$9,230,739	$16,741,652
Tenant reimbursements	577,263	1,072,795
Other income	603	24,157

Total revenues	$9,808,605	$17,838,604

Certain expenses
Property operating	1,631,239	2,951,749
Real estate taxes	497,483	907,983

Total certain expenses	2,128,722	3,859,732

Revenues in excess of certain expenses	$7,679,883	$13,978,872

The accompanying notes are an integral part of the combined statements of revenues and certain expenses.

Western Devcon Properties

Notes to Combined Statements of Revenues and Certain Expenses

Six Months Ended June 30, 2014 (Unaudited) and Year Ended December 31, 2013

1.	Organization and Nature of Business

Western Devcon Properties (collectively, the “Company”), which is not a legal entity, but rather a combination of certain real estate entities and operations as described below, is engaged in the business of developing and managing properties leased to the U.S. Government through the General Services Administration (“GSA”) or non-governmental tenants located throughout the United States. The accompanying combined statements of revenues and certain expenses (the “Statements”) relate to the operations of the Company which consist of 15 properties located in five states (collectively, the “Properties”) as follows:

AOC—El Centro, California

CBP—Savannah, Georgia

DEA—North Highlands, California

DEA—Otay, California

DEA—Riverside, California

DEA—San Diego, California

DEA—Santa Ana, California

DEA—Vista, California

CBP—Chula Vista, California

SSA—Mission Viejo, California

SSA—San Diego, California

2650 SW 145th Avenue—Parbel of Florida, Florida

501 East Hunter Street—Lummus Corporation, Texas

5998 Osceola Court—United Technologies, Georgia

845 Pilot Road—Unisource Worldwide, Nevada

The Properties are owned by Western Devcon, Inc. and affiliated entities and will be sold to Easterly Government Properties LP (“Operating Partnership”) in connection with the proposed initial public offering of Easterly Government Properties, Inc., the majority owner of the Operating Partnership. The acquisition of the Properties is expected to occur upon the consummation of the proposed initial public offering.

Since the Properties are being acquired from an unrelated third party as part of the initial public offering, the Statements have been prepared for the most recent fiscal year and most recent interim period of the Company. The Properties are being combined as they are all under common control for all periods presented, and their acquisition by the Operating Partnership is conditioned on a single common event (the proposed initial public offering of Easterly Government Properties, Inc.).

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying combined statements of revenues and certain expenses relate to the Company and have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended, and accordingly, are not representative of the actual results of operations of the Company for the six months ended June 30, 2014 or year ended December 31, 2013, due to the exclusion of the following revenues and expenses which may not be comparable to the proposed future operations of the Company:

•	depreciation and amortization,

•	interest income and expense,

Western Devcon Properties

Notes to Combined Statements of Revenues and Certain Expenses

Six Months Ended June 30, 2014 (Unaudited) and Year Ended December 31, 2013

•	amortization of above and below market leases, and

•	other miscellaneous revenues and expenses not directly related to the proposed future operations of the Properties.

Revenue Recognition

Rental income is recognized on the straight-line basis over the term of the related leases when collectability is reasonably assured. The straight-line rent adjustment decreased revenue by approximately $250,340 and $564,419 in the six months ended June 30, 2014 (unaudited) and the year ended December 31, 2013, respectively.

Tenant reimbursements include reimbursement for operating expenses which are determined by the base year operating expenses and are subject to reimbursement in subsequent years based on changes in the consumer price index for urban wage earners and clerical workers. This portion of rental income is recognized in the period in which it is earned. Tenant reimbursements also include amounts due from tenants for real estate taxes and other reimbursements. Real estate taxes over the base year are reimbursed by the tenant and are recognized as revenues in the period during which the revenues are earned.

Tenant reimbursements are recognized and presented in accordance with accounting guidance which requires that these reimbursements be recorded on a gross basis because the Company is generally the primary obligor with respect to the goods and services the purchase of which gives rise to the reimbursement obligation; because the Company has discretion in selecting the vendors and suppliers; and because the Company bears the credit risk in the event tenants do not reimburse the Company.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting period to prepare the combined statements of revenues and certain expenses in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Unaudited Interim Combined Statement

The combined statements of revenues and certain expenses for the six months ended June 30, 2014 are unaudited. In the opinion of management, the statement reflects all adjustments necessary for a fair presentation of the results of the interim period. All such adjustments are of a normal recurring nature.

Western Devcon Properties

Notes to Combined Statements of Revenues and Certain Expenses

Six Months Ended June 30, 2014 (Unaudited) and Year Ended December 31, 2013

3.	Operating Leases

The Company leases properties to tenants primarily under non-cancelable operating leases with various expiration dates extending to 2033. Minimum future rentals for non-cancelable lease terms at December 31, 2013 are as follows:

Year	Minimum Rent
2014	$13,277,172
2015	13,292,095
2016	13,074,579
2017	12,811,604
2018	10,983,169
Thereafter	42,523,025

Total	$105,961,644

Total minimum future rentals presented above do not include amounts to be received as tenant reimbursements, straight-line rent adjustments or other income.

4.	Concentration of Credit Risk

Concentrations of credit risk arise for the Company when multiple tenants of the Company are engaged in similar business activities, are located in the same geographic region or have similar economic features that impact in a similar manner their ability to meet contractual obligations, including those to the Company. The Company regularly monitors its tenant base to assess potential concentrations of credit risk.

As stated in Note 1 above, the Company leases commercial space to the U.S. Government through the GSA or non-governmental tenants. For the six months ended June 30, 2014 (unaudited), the GSA accounted for approximately 84.3 % of total rental income and non- governmental tenants accounted for the remaining 15.7%. For the year ended December 31, 2013, the GSA accounted for approximately 87.1 % of total rental income and non-governmental tenants accounted for the remaining 12.9%.

5.	Related Party Transactions

Property management services are provided to the Company by an affiliate. Costs incurred by the Company for such services approximate 3% of the Properties’ gross revenue and amounted to $287,227 and $533,204 for the six months ended June 30, 2014 (unaudited) and the year ended December 31, 2013.

6.	Subsequent Events

Management has evaluated subsequent events through October 17, 2014, which is the date the financial statements were available to be issued, and concluded that there are no items requiring adjustment of the financial statements or additional disclosure.

Independent Auditor’s Report

To the Managing Member of Easterly Partners, LLC:

We have audited the accompanying statement of revenues and certain expenses (the “Statement”) of FBI—Little Rock (the “Property”) for the year ended December 31, 2013.

Management’s Responsibility for the Statement of Revenues and Certain Expenses

Management is responsible for the preparation and fair presentation of the Statement in accordance with accounting principles accepted in the United States of America (“GAAP”) described in Note 2; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the Statement that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Property’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Property’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Statement referred to above presents fairly, in all material respects, the revenues and certain expenses of FBI—Little Rock for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

We draw attention to Note 2 of the Statement, which describes the basis of accounting. The Statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the registration statement on Form S-11 of Easterly Government Properties, Inc.), as described in Note 2. The presentation is not intended to be a complete presentation of the Property’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

October 17, 2014

FBI—LITTLE ROCK

STATEMENTS OF REVENUES AND CERTAIN EXPENSES

	Successor	Prior Owner
	February 25, 2014 - June 30, 2014 (Unaudited)	January 1, 2014 - February 24, 2014 (Unaudited)	Year Ended December 31, 2013
Revenues
Rental income	$656,484	$299,946	$1,901,540
Tenant reimbursements	77,822	28,939	231,566

Total revenues	$734,306	$328,885	$2,133,106

Certain expenses
Property operating	177,111	62,019	591,603
Real estate taxes	71,354	30,293	201,286

Total certain expenses	248,465	92,312	792,889

Revenues in excess of certain expenses	$485,841	$236,573	$1,340,217

The accompanying notes are an integral part of the statements of revenues and certain expenses.

FBI—Little Rock

Notes to Statements of Revenues and Certain Expenses

Periods from February 25, 2014 to June 30, 2014 (Unaudited) and

January 1, 2014 to February 24, 2014 (Unaudited) and Year Ended December 31, 2013

1.	Organization and Nature of Business

FBI—Little Rock (the “Property”) is a Class A build-to-suit regional Federal Bureau of Investigation (“FBI”) Headquarters located in Little Rock, Arkansas. The Property is 100% leased to the General Services Administration (“GSA”) for occupancy by FBI. The accompanying statements of revenues and certain expenses (the “Statements”) relate to the operations of the Property.

Prior to February 25, 2014, the Property was owned by an unaffiliated third party. On February 25, 2014, the Property was acquired by USGP II Little Rock FBI, LP (“USGP II Little Rock”), an entity owned by U.S. Government Properties Income & Growth Fund II, LP together with the USGP II (Parallel) Fund, LP and is intended to be contributed to Easterly Government Properties LP (“Operating Partnership”) in connection with the proposed initial public offering of Easterly Government Properties, Inc., the majority owner of the Operating Partnership. The acquisition of the Property is expected to occur upon the consummation of the proposed initial public offering.

Since the Property is being acquired from a related party as part of the initial public offering, these statements have been prepared for the period of ownership by the related party, which is less than one year, and the latest fiscal year end of the Property. Accordingly, the accompanying statements of revenues and certain expenses are presented for two periods: the “Prior Owner” period relates to the time from the beginning of the Property’s latest fiscal year to the date the Property was acquired by USGP II Little Rock; the “Successor” period relates to the time since the acquisition of the Property by USGP II Little Rock. The two periods have been separated by a vertical line on the face of the statements of revenues and certain expenses to highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting. The accounting policies followed during the Successor period in the preparation of the statements of revenues and certain expenses are consistent with those of the Prior Owner period and are further described below.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying statements of revenues and certain expenses relate to the Property and have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended, and accordingly, are not representative of the actual results of operations of the Property for the year ended December 31, 2013 due to the exclusion of the following revenues and expenses which may not be comparable to the proposed future operations of the Property:

•	depreciation and amortization,

•	interest income and expense,

•	amortization of above and below market leases, and

•	other miscellaneous revenues and expenses not directly related to the proposed future operations of the Property.

Revenue Recognition

Rental income is recognized on the straight-line basis over the term of the related leases when collectability is reasonably assured.

FBI—Little Rock

Notes to Statements of Revenues and Certain Expenses

Periods from February 25, 2014 to June 30, 2014 (Unaudited) and

January 1, 2014 to February 24, 2014 (Unaudited) and Year Ended December 31, 2013

Tenant reimbursements include reimbursement for operating expenses which are determined by the base year operating expenses and are subject to reimbursement in subsequent years based on changes in the consumer price index for urban wage earners and clerical workers. This portion of rental income is recognized in the period in which it is earned. Tenant reimbursements also include amounts due from tenants for real estate taxes and other reimbursements. Real estate taxes over the base year are reimbursed by the tenant and are recognized as revenues in the period during which the revenues are earned.

Tenant reimbursements are recognized and presented in accordance with accounting guidance which requires that these reimbursements be recorded on a gross basis because the Company is generally the primary obligor with respect to the goods and services the purchase of which gives rise to the reimbursement obligation; because the Company has discretion in selecting the vendors and suppliers; and because the Company bears the credit risk in the event tenants do not reimburse the Company.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting period to prepare the statements of revenues and certain expenses in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Unaudited Interim Statements

The statements of revenues and certain expenses for the period from February 25, 2014 to June 30, 2014 and the period from January 1, 2014 to February 24, 2014 are unaudited. In the opinion of management, the statements reflect all adjustments necessary for a fair presentation of the results of the interim periods. All such adjustments are of a normal recurring nature.

3.	Operating Leases

The Property is leased to one tenant under an operating lease with an expiration date of August 31, 2021. Minimum future rentals for non-cancelable lease terms at December 31, 2013 are as follows:

Year	Minimum Rent
2014	$1,901,540
2015	1,901,540
2016	1,901,540
2017	1,901,540
2018	1,901,540
Thereafter	5,070,773

Total	$14,578,473

Total minimum future rentals presented above do not include amounts to be received as tenant reimbursements, straight-line rent adjustments, or other income.

FBI—Little Rock

Notes to Statements of Revenues and Certain Expenses

Periods from February 25, 2014 to June 30, 2014 (Unaudited) and

January 1, 2014 to February 24, 2014 (Unaudited) and Year Ended December 31, 2013

4.	Subsequent Events

Management has evaluated subsequent events through October 17, 2014, which is the date the financial statements were available to be issued, and concluded that there are no items requiring adjustment of the financial statements or additional disclosure.

Independent Auditor’s Report

To the Managing Member of Easterly Partners, LLC:

We have audited the accompanying statement of revenues and certain expenses (the “Statement”) of the PTO—Arlington (the “Property”) for the year ended December 31, 2013.

Management’s Responsibility for the Statement of Revenues and Certain Expenses

Management is responsible for the preparation and fair presentation of the Statement in accordance with accounting principles accepted in the United States of America (“GAAP”) described in Note 2; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the Statement that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Property’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Property’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Statement referred to above presents fairly, in all material respects, the revenues and certain expenses of the PTO—Arlington for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

We draw attention to Note 2 of the Statement, which describes the basis of accounting. The Statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the registration statement on Form S-11 of Easterly Government Properties, Inc.), as described in Note 2. The presentation is not intended to be a complete presentation of the Property’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

October 17, 2014

PTO—ARLINGTON

STATEMENTS OF REVENUES AND CERTAIN EXPENSES

	Successor	Prior Owner
	February 11, 2014 - June 30, 2014 (Unaudited)	January 1, 2014 - February 10, 2014 (Unaudited)	Year Ended December 31, 2013
Revenues
Rental income	$2,279,061	$666,187	$5,890,498
Tenant reimbursements	230,255	77,236	577,562
Other income	—	—	26,623

Total revenues	$2,509,316	$743,423	$6,494,683

Certain expenses
Property operating	709,910	285,069	1,936,804
Real estate taxes	294,933	86,373	704,003

Total certain expenses	1,004,843	371,442	2,640,807

Revenues in excess of certain expenses	$1,504,473	$371,981	$3,853,876

The accompanying notes are an integral part of the statements of revenues and certain expenses.

PTO—Arlington

Notes to Statements of Revenues and Certain Expenses

Periods from February 11, 2014 to June 30, 2014 (Unaudited) and

January 1, 2014 to February 10, 2014 (Unaudited) and Year Ended December 31, 2013

1.	Organization and Nature of Business

PTO—Arlington (the “Property”) is a Class A LEED Gold U.S. Patent and Trademark Office (“PTO”), located in Arlington, Virginia. The Property is 100% leased to the General Services Administration (“GSA”) for occupancy by the U.S. Patent and Trademark Office. The accompanying statements of revenues and certain expenses (the “Statements”) relate to the operations of the Property.

Prior to February 11, 2014, the Property was owned by an unaffiliated third party. On February 11, 2014, the Property was acquired by USGP II Arlington PTO, LP (“USGP II Arlington”), an entity owned by U.S. Government Properties Income & Growth Fund II, LP together with USGP II (Parallel) Fund, LP and is intended to be contributed to Easterly Government Properties LP (“Operating Partnership”) in connection with the proposed initial public offering of Easterly Government Properties, Inc., the majority owner of the Operating Partnership. The acquisition of the Property is expected to occur upon the consummation of the proposed initial public offering.

Since the Property is being acquired from a related party as part of the initial public offering, these statements have been prepared for the period of ownership by the related party, which is less than one year, and the latest fiscal year end of the Property. Accordingly, the accompanying statements of revenues and certain expenses are presented for two periods: the “Prior Owner” period relates to the time from the beginning of the Property’s latest fiscal year to the date the Property was acquired by USGP II Arlington; the “Successor” period relates to the time since the acquisition of the Property by USGP II Arlington. The two periods have been separated by a vertical line on the face of the statements of revenues and certain expenses to highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting. The accounting policies followed during the Successor period in the preparation of the statements of revenues and certain expenses are consistent with those of the Prior Owner period and are further described below.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying statements of revenues and certain expenses relate to the Property and have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended, and accordingly, are not representative of the actual results of operations of the Property for the year ended December 31, 2013 due to the exclusion of the following revenues and expenses which may not be comparable to the proposed future operations of the Property:

•	depreciation and amortization,

•	interest income and expense,

•	amortization of above and below market leases, and

•	other miscellaneous revenues and expenses not directly related to the proposed future operations of the Property.

Revenue Recognition

Rental income is recognized on the straight-line basis over the term of the related leases when collectability is reasonably assured.

PTO—Arlington

Notes to Statements of Revenues and Certain Expenses

Periods from February 11, 2014 to June 30, 2014 (Unaudited) and

January 1, 2014 to February 10, 2014 (Unaudited) and Year Ended December 31, 2013

Tenant reimbursements include reimbursement for operating expenses which are determined by the base year operating expenses and are subject to reimbursement in subsequent years based on changes in the consumer price index for urban wage earners and clerical workers. This portion of rental income is recognized in the period in which it is earned. Tenant reimbursements also include amounts due from tenants for real estate taxes and other reimbursements. Real estate taxes over the base year are reimbursed by the tenant and are recognized as revenues in the period during which the revenues are earned.

Tenant reimbursements are recognized and presented in accordance with accounting guidance which requires that these reimbursements be recorded on a gross basis because the Company is generally the primary obligor with respect to the goods and services the purchase of which gives rise to the reimbursement obligation; because the Company has discretion in selecting the vendors and suppliers; and because the Company bears the credit risk in the event tenants do not reimburse the Company.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting period to prepare the statements of revenues and certain expenses in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Unaudited Interim Statements

The statements of revenues and certain expenses for the period from February 11, 2014 to June 30, 2014 and the period from January 1, 2014 to February 10, 2014 are unaudited. In the opinion of management, the statements reflect all adjustments necessary for a fair presentation of the results of the interim periods. All such adjustments are of a normal recurring nature.

3.	Operating Leases

The Property has two lease agreements with the PTO which have expiration dates in 2019 and 2020. Minimum future rentals for non-cancelable lease terms at December 31, 2013 are as follows:

Year	Minimum Rent
2014	$5,890,498
2015	5,890,498
2016	5,890,498
2017	5,890,498
2018	5,890,498
Thereafter	2,010,621

Total	$31,463,111

Total minimum future rentals presented above do not include amounts to be received as tenant reimbursements, straight-line rent adjustments, or other income.

4.	Subsequent Events

Management has evaluated subsequent events through October 17, 2014, which is the date the financial statements were available to be issued, and concluded that there are no items requiring adjustment of the financial statements or additional disclosure.

Independent Auditor’s Report

To the Managing Member of Easterly Partners, LLC:

We have audited the accompanying statements of revenues and certain expenses (the “Statements”) of FBI—Omaha (the “Property”) for the periods from September 26, 2013 to December 31, 2013 and January 1, 2013 to September 25, 2013.

Management’s Responsibility for the Statements of Revenues and Certain Expenses

Management is responsible for the preparation and fair presentation of the Statements in accordance with accounting principles accepted in the United States of America (“GAAP”); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the Statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the Statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Property’s preparation and fair presentation of the Statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Property’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Statements referred to above present fairly, in all material respects, the revenues and certain expenses of FBI—Omaha for the periods from September 26, 2013 to December 31, 2013 and January 1, 2013 to September 25, 2013 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

We draw attention to Note 2 of the Statements, which describes the basis of accounting. The Statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the registration statement on Form S-11 of Easterly Government Properties, Inc.), as described in Note 2. The presentation is not intended to be a complete presentation of the Property’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

October 17, 2014

FBI—OMAHA

STATEMENTS OF REVENUES AND CERTAIN EXPENSES

	Successor		Prior Owner
	Six Months Ended June 30, 2014 (Unaudited)	September 26, 2013 - December 31, 2013	January 1, 2013 - September 25, 2013
Revenues
Rental income	$2,029,383	$1,071,063	$2,987,707
Tenant reimbursements	291,661	155,981	452,461
Other income	—	—	32,722

Total revenues	$2,321,044	$1,227,044	$3,472,890

Certain expenses
Property operating	285,486	159,035	456,376
Real estate taxes	434,282	231,913	640,749

Total certain expenses	719,768	390,948	1,097,125

Revenues in excess of certain expenses	$1,601,276	$836,096	$2,375,765

The accompanying notes are an integral part of the statements of revenues and certain expenses.

FBI—Omaha

Notes to Statements of Revenues and Certain Expenses

Six Months Ended June 30, 2014 (Unaudited) and

Periods from September 26, 2013 to December 31, 2013 and January 1, 2013 to September 25, 2013

1.	Organization and Nature of Business

FBI—Omaha (the “Property”) is a Class A LEED Gold-certified built-to-suit regional Federal Bureau of Investigation (“FBI”) Headquarters located in Omaha, Nebraska. The Property is 100% leased to the General Services Administration (“GSA”) for occupancy by FBI. The accompanying statements of revenues and certain expenses (the “Statements”) relate to the operations of the Property.

Prior to September 26, 2013, the Property was owned by an unaffiliated third party. On September 26, 2013, the Property was acquired by USGP II Omaha FBI, LP (“USGP II Omaha”), an entity owned by U.S. Government Properties Income & Growth Fund II, LP together with the USGP II (Parallel) Fund, LP and is intended to be contributed to Easterly Government Properties LP (“Operating Partnership”) in connection with the proposed initial public offering of Easterly Government Properties, Inc., the majority owner of the Operating Partnership. The acquisition of the Property is expected to occur upon the consummation of the proposed initial public offering.

Since the Property is being acquired from a related party as part of the initial public offering, these statements have been prepared for the period of ownership by the related party, which is less than two years, and include the latest fiscal year end of the Property. Accordingly, the accompanying statements of revenues and certain expenses are presented for two periods: the “Prior Owner” period relates to the time from the beginning of the Property’s latest fiscal year to the date the Property was acquired by USGP II Omaha; the “Successor” period relates to the time since the acquisition of the Property by USGP II Omaha. The two periods have been separated by a vertical line on the face of the statements of revenues and certain expenses to highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting. The accounting policies followed during the Successor period in the preparation of the statements of revenues and certain expenses are consistent with those of the Prior Owner period and are further described below.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying statements of revenues and certain expenses relate to the Property and have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended, and accordingly, are not representative of the actual results of operations of the Property for the periods from September 26, 2013 to December 31, 2013 and January 1, 2013 to September 25, 2013 due to the exclusion of the following revenues and expenses which may not be comparable to the proposed future operations of the Property:

•	depreciation and amortization,

•	interest income and expense,

•	amortization of above and below market leases, and

•	other miscellaneous revenues and expenses not directly related to the proposed future operations of the Property.

Revenue Recognition

Rental income is recognized on the straight-line basis over the term of the related leases when collectability is reasonably assured.

FBI—Omaha

Notes to Statements of Revenues and Certain Expenses

Six Months Ended June 30, 2014 (Unaudited) and

Periods from September 26, 2013 to December 31, 2013 and January 1, 2013 to September 25, 2013

Tenant reimbursements include reimbursement for operating expenses which are determined by the base year operating expenses and are subject to reimbursement in subsequent years based on changes in the consumer price index for urban wage earners and clerical workers. This portion of rental income is recognized in the period in which it is earned. Tenant reimbursements also include amounts due from tenants for real estate taxes and other reimbursements. Real estate taxes over the base year are reimbursed by the tenant and are recognized as revenues in the period during which the revenues are earned.

Tenant reimbursements are recognized and presented in accordance with accounting guidance which requires that these reimbursements be recorded on a gross basis because the Company is generally the primary obligor with respect to the goods and services the purchase of which gives rise to the reimbursement obligation; because the Company has discretion in selecting the vendors and suppliers; and because the Company bears the credit risk in the event tenants do not reimburse the Company.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting period to prepare the statements of revenues and certain expenses in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Unaudited Interim Statement

The statement of revenues and certain expenses for the six months ended June 30, 2014 is unaudited. In the opinion of management, the statement reflects all adjustments necessary for a fair presentation of the results of the interim period. All such adjustments are of a normal recurring nature.

3.	Operating Leases

The Property is leased to one tenant under a operating lease with an expiration date of July 15, 2024. Minimum future rentals on for non-cancelable lease terms at December 31, 2013 are as follows:

Year	Minimum Rent
2014	$4,058,767
2015	4,058,767
2016	4,058,767
2017	4,058,767
2018	4,058,767
Thereafter	22,486,876

Total	$42,780,711

Total minimum future rentals presented above do not include amounts to be received as tenant reimbursements, straight-line rent adjustments, or other income.

4.	Subsequent Events

Management has evaluated subsequent events through October 17, 2014, which is the date the financial statements were available to be issued, and concluded that there are no items requiring adjustment of the financial statements or additional disclosure.

Independent Auditor’s Report

To the Managing Member of Easterly Partners, LLC:

We have audited the accompanying statements of revenues and certain expenses (the “Statements”) of the DOT—Lakewood (the “Property”) for the periods from September 24, 2013 to December 31, 2013 and January 1, 2013 to September 23, 2013.

Management’s Responsibility for the Statements of Revenues and Certain Expenses

Management is responsible for the preparation and fair presentation of the Statements in accordance with accounting principles accepted in the United States of America (“GAAP”) described in Note 2; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the Statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the Statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Property’s preparation and fair presentation of the Statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Property’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Statements referred to above present fairly, in all material respects, the revenues and certain expenses of DOT—Lakewood for the periods from September 24, 2013 to December 31, 2013 and January 1, 2013 to September 23, 2013 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

We draw attention to Note 2 of the Statements, which describes the basis of accounting. The Statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the registration statement on Form S-11 of Easterly Government Properties, Inc.), as described in Note 2. The presentation is not intended to be a complete presentation of the Property’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

October 17, 2014

DOT—LAKEWOOD

STATEMENTS OF REVENUES AND CERTAIN EXPENSES

	Successor		Prior Owner
	Six Months Ended June 30, 2014 (Unaudited)	September 24, 2013 - December 31, 2013	January 1, 2013 - September 23, 2013
Revenues
Rental income	$1,478,899	$796,962	$2,160,834
Tenant reimbursements	214,856	117,532	314,737
Other income	—	—	1,470

Total revenues	$1,693,755	$914,494	$2,477,041

Certain expenses
Property operating	319,513	162,181	598,713
Real estate taxes	309,527	169,980	456,715

Total certain expenses	629,040	332,161	1,055,428

Revenues in excess of certain expenses	$1,064,715	$582,333	$1,421,613

The accompanying notes are an integral part of the statements of revenues and certain expenses.

DOT—Lakewood

Notes to Statements of Revenues and Certain Expenses

Six Months Ended June 30, 2014 (Unaudited) and

Periods from September 24, 2013 to December 31, 2013 and January 1, 2013 to September 23, 2013

1.	Organization and Nature of Business

DOT—Lakewood (the “Property”), located in Lakewood, Colorado, is a Class A, LEED silver-certified, built-to-suit resource center 100% leased to the Government Services Administration (“GSA”) for occupancy by the Department of Transportation (“DOT”). The accompanying statements of revenues and certain expenses (the “Statements”) relate to the operations of the Property.

Prior to September 24, 2013, the Property was owned by an unaffiliated third party. On September 24, 2013, the Property was acquired by USGP II Lakewood DOT, LP (“USGP II Lakewood”), an entity owned by U.S. Government Properties Income & Growth Fund II, LP together with the USGP II (Parallel) Fund, LP and is intended to be contributed to Easterly Government Properties LP (“Operating Partnership”) in connection with the proposed initial public offering of Easterly Government Properties, Inc., the majority owner of the Operating Partnership. The acquisition of the Property is expected to occur upon the consummation of the proposed initial public offering.

Since the Property is being acquired from a related party as part of the initial public offering, these statements have been prepared for the period of ownership by the related party, which is less than two years, and include the latest fiscal year end of the Property. Accordingly, the accompanying statements of revenues and certain expenses are presented for two periods: the “Prior Owner” period relates to the time from the beginning of the Property’s latest fiscal year to the date the Property was acquired by USGP II Lakewood; the “Successor” period relates to the time since the acquisition of the Property by USGP II Lakewood. The two periods have been separated by a vertical line on the face of the statements of revenues and certain expenses to highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting. The accounting policies followed during the Successor period in the preparation of the statements of revenues and certain expenses are consistent with those of the Prior Owner period and are further described below.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying statements of revenues and certain expenses relate to the Property and have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended, and accordingly, are not representative of the actual results of operations of the Property for the periods from September 24, 2013 to December 31, 2013 and January 1, 2013 to September 23, 2013 due to the exclusion of the following revenues and expenses which may not be comparable to the proposed future operations of the Property:

•	depreciation and amortization,

•	interest income and expense,

•	amortization of above and below market leases, and

•	other miscellaneous revenues and expenses not directly related to the proposed future operations of the Property.

Revenue Recognition

Rental income is recognized on the straight-line basis over the term of the related leases when collectability is reasonably assured.

DOT—Lakewood

Notes to Statements of Revenues and Certain Expenses

Six Months Ended June 30, 2014 (Unaudited) and

Periods from September 24, 2013 to December 31, 2013 and January 1, 2013 to September 23, 2013

Tenant reimbursements include reimbursement for operating expenses which are determined by the base year operating expenses and are subject to reimbursement in subsequent years based on changes in the consumer price index for urban wage earners and clerical workers. This portion of rental income is recognized in the period in which it is earned. Tenant reimbursements also include amounts due from tenants for real estate taxes and other reimbursements. Real estate taxes over the base year are reimbursed by the tenant and are recognized as revenues in the period during which the revenues are earned.

Tenant reimbursements are recognized and presented in accordance with accounting guidance which requires that these reimbursements be recorded on a gross basis because the Company is generally the primary obligor with respect to the goods and services the purchase of which gives rise to the reimbursement obligation; because the Company has discretion in selecting the vendors and suppliers; and because the Company bears the credit risk in the event tenants do not reimburse the Company.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting period to prepare the statements of revenues and certain expenses in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Unaudited Interim Statement

The statement of revenues and certain expenses for the six months ended June 30, 2014 is unaudited. In the opinion of management, the statement reflects all adjustments necessary for a fair presentation of the results of the interim period. All such adjustments are of a normal recurring nature.

3.	Operating Leases

The Property is leased to one tenant under an operating lease with an expiration date of June 10, 2024. Minimum future rentals for non-cancelable lease terms at December 31, 2013 are as follows:

Year	Minimum Rent
2014	$2,957,799
2015	2,957,799
2016	2,957,799
2017	2,957,799
2018	2,957,799
Thereafter	16,103,572

Total	$30,892,567

Total minimum future rentals presented above do not include amounts to be received as tenant reimbursements, straight-line rent adjustments, or other income.

4.	Subsequent Events

Management has evaluated subsequent events through October 17, 2014, which is the date the financial statements were available to be issued, and concluded that there are no items requiring adjustment of the financial statements or additional disclosure.

Independent Auditor’s Report

To the Managing Member of Easterly Partners, LLC:

We have audited the accompanying statements of revenues and certain expenses (the “Statements”) of USCG—Martinsburg (the “Property”) for the periods from August 27, 2013 to December 31, 2013 and January 1, 2013 to August 26, 2013.

Management’s Responsibility for the Statements of Revenues and Certain Expenses

Management is responsible for the preparation and fair presentation of the Statements in accordance with accounting principles accepted in the United States of America (“GAAP”); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the Statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the Statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Property’s preparation and fair presentation of the Statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Property’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Statements referred to above present fairly, in all material respects, the revenues and certain expenses of the USCG—Martinsburg for the periods from August 27, 2013 to December 31, 2013 and January 1, 2013 to August 26, 2013 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

We draw attention to Note 2 of the Statements, which describes the basis of accounting. The Statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the registration statement on Form S-11 of Easterly Government Properties, Inc.), as described in Note 2. The presentation is not intended to be a complete presentation of the Property’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

October 17, 2014

USCG—MARTINSBURG

STATEMENTS OF REVENUES AND CERTAIN EXPENSES

	Successor		Prior Owner
	Six Months Ended June 30, 2014 (Unaudited)	August 27, 2013 - December 31, 2013	January 1, 2013 - August 26, 2013
Revenues
Rental income	$758,629	$526,146	$991,111
Tenant reimbursements	30,944	20,765	40,278
Other income	508	—	16,848

Total revenues	$790,081	$546,911	$1,048,237

Certain expenses
Property operating	140,520	80,313	194,174
Real estate taxes	82,378	58,311	109,276

Total certain expenses	222,898	138,624	303,450

Revenues in excess of certain expenses	$567,183	$408,287	$744,787

The accompanying notes are an integral part of the statements of revenues and certain expenses.

USCG—Martinsburg

Notes to Statements of Revenues and Certain Expenses

Six Months Ended June 30, 2014 (Unaudited) and

Periods from August 27, 2013 to December 31, 2013 and January 1, 2013 to August 26, 2013

1.	Organization and Nature of Business

USCG—Martinsburg (the “Property”) is a Class A, LEED Silver-certified, built-to-suit, U.S. Coast Guard (“USCG”) National Maritime Center office located in Martinsburg, West Virginia. The Property is 100% leased to the General Services Administration (“GSA”) for occupancy by USCG. The accompanying statements of revenues and certain expenses (the “Statements”) relate to the operations of the Property.

Prior to August 27, 2013, the Property was owned by an unaffiliated third party. On August 27, 2013, the Property was acquired by USGP II Martinsburg USCG, LP (“USGP II Martinsburg”), an entity owned by U.S. Government Properties Income & Growth Fund II, LP together with the USGP II (Parallel) Fund, LP and is intended to be contributed to Easterly Government Properties LP (“Operating Partnership”) in connection with the proposed initial public offering of Easterly Government Properties, Inc., the majority owner of the Operating Partnership. The acquisition of the Property is expected to occur upon the consummation of the proposed initial public offering.

Since the Property is being acquired from a related party as part of the initial public offering, these statements have been prepared for the period of ownership by the related party, which is less than two years, and include the latest fiscal year end of the Property. Accordingly, the accompanying statements of revenues and certain expenses are presented for two periods: the “Prior Owner” period relates to the time from the beginning of the Property’s latest fiscal year to the date the Property was acquired by USGP II Martinsburg; the “Successor” period relates to the time since the acquisition of the Property by USGP II Martinsburg. The two periods have been separated by a vertical line on the face of the statements of revenues and certain expenses to highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting. The accounting policies followed during the Successor period in the preparation of the statements of revenues and certain expenses are consistent with those of the Prior Owner period and are further described below.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying statements of revenues and certain expenses relate to the Property and have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended, and accordingly, are not representative of the actual results of operations of the Property for the periods from August 27, 2013 to December 31, 2013 and January 1, 2013 to August 26, 2013 due to the exclusion of the following revenues and expenses which may not be comparable to the proposed future operations of the Property:

•	depreciation and amortization,

•	interest income and expense,

•	amortization of above and below market leases, and

•	other miscellaneous revenues and expenses not directly related to the proposed future operations of the Property.

Revenue Recognition

Rental income is recognized on the straight-line basis over the term of the related leases when collectability is reasonably assured.

USCG—Martinsburg

Notes to Statements of Revenues and Certain Expenses

Six Months Ended June 30, 2014 (Unaudited) and

Periods from August 27, 2013 to December 31, 2013 and January 1, 2013 to August 26, 2013

Tenant reimbursements include reimbursement for operating expenses which are determined by the base year operating expenses and are subject to reimbursement in subsequent years based on changes in the consumer price index for urban wage earners and clerical workers. This portion of rental income is recognized in the period in which it is earned. Tenant reimbursements also include amounts due from tenants for real estate taxes and other reimbursements. Real estate taxes over the base year are reimbursed by the tenant and are recognized as revenues in the period during which the revenues are earned.

Tenant reimbursements are recognized and presented in accordance with accounting guidance which requires that these reimbursements be recorded on a gross basis because the Company is generally the primary obligor with respect to the goods and services the purchase of which gives rise to the reimbursement obligation; because the Company has discretion in selecting the vendors and suppliers; and because the Company bears the credit risk in the event tenants do not reimburse the Company.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting period to prepare the statements of revenues and certain expenses in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Unaudited Interim Statement

The statement of revenues and certain expenses for the six months ended June 30, 2014 is unaudited. In the opinion of management, the statement reflects all adjustments necessary for a fair presentation of the results of the interim period. All such adjustments are of a normal recurring nature.

3.	Operating Leases

The Property is leased to one tenant under a operating lease with a termination provision applicable as of December 13, 2022. Minimum future rentals for non-cancelable lease terms, at December 31, 2013 are as follows:

Year	Minimum Rent
2014	$1,517,258
2015	1,517,258
2016	1,517,258
2017	1,517,258
2018	1,517,258
Thereafter	5,991,536

Total	$13,577,826

USCG—Martinsburg

Notes to Statements of Revenues and Certain Expenses

Six Months Ended June 30, 2014 (Unaudited) and

Periods from August 27, 2013 to December 31, 2013 and January 1, 2013 to August 26, 2013

Total minimum future rentals presented above do not include amounts to be received as tenant reimbursements, straight-line rent adjustments or other income. The lease expires on December 13, 2027 if the termination provision is not exercised.

4.	Subsequent Events

Management has evaluated subsequent events through October 17, 2014, which is the date the financial statements were available to be issued, and concluded that there are no items requiring adjustment of the financial statements or additional disclosure.

Independent Auditor’s Report

To the Managing Member of Easterly Partners, LLC:

We have audited the accompanying statements of revenues and certain expenses (the “Statements”) of MEPCOM—Jacksonville (the “Property”) for the periods from April 24, 2013 to December 31, 2013 and January 1, 2013 to April 23, 2013.

Management’s Responsibility for the Statements of Revenues and Certain Expenses

Management is responsible for the preparation and fair presentation of the Statements in accordance with accounting principles accepted in the United States of America (“GAAP”) described in Note 2; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the Statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the Statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Property’s preparation and fair presentation of the Statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Property’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Statements referred to above present fairly, in all material respects, the revenues and certain expenses of MEPCOM—Jacksonville for the periods from April 24, 2013 to December 31, 2013 and January 1, 2013 to April 23, 2013 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

We draw attention to Note 2 of the Statements, which describes the basis of accounting. The Statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the registration statement on Form S-11 of Easterly Government Properties, Inc.), as described in Note 2. The presentation is not intended to be a complete presentation of the Property’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

October 17, 2014

MEPCOM—JACKSONVILLE

STATEMENTS OF REVENUES AND CERTAIN EXPENSES

	Successor		Prior Owner
	Six Months Ended June 30, 2014 (Unaudited)	April 24, 2013 - December 31, 2013	January 1, 2013 - April 23, 2013
Revenues
Rental income	$1,005,318	$1,379,520	$614,404
Tenant reimbursements	55,819	55,528	4,238

Total revenues	$1,061,137	$1,435,048	$618,642

Certain expenses
Property operating	149,611	185,217	89,860
Real estate taxes	47,436	69,071	30,972

Total certain expenses	197,047	254,288	120,832

Revenues in excess of certain expenses	$864,090	$1,180,760	$497,810

The accompanying notes are an integral part of the statements of revenues and certain expenses.

MEPCOM—Jacksonville

Notes to Statements of Revenues and Certain Expenses

Six Months Ended June 30, 2014 (Unaudited) and

Periods from April 24, 2013 to December 31, 2013 and January 1, 2013 to April 23, 2013

1.	Organization and Nature of Business

MEPCOM—Jacksonville (the “Property”) is a Class A LEED Gold-certified Military Entrance Processing Station (“MEPS”) located in Jacksonville, Florida. The Property is 100% leased to the General Services Administration (“GSA”) for occupancy by the U.S. Military Entrance Processing Command. The accompanying statements of revenues and certain expenses (the “Statements”) relate to the operations of the Property.

Prior to April 24, 2013, the Property was owned by an unaffiliated third party. On April 24, 2013, the Property was acquired by USGP II Jacksonville MEPS, LP (“USGP II Jacksonville”), an entity owned by U.S. Government Properties Income & Growth Fund II, LP together with USGP II (Parallel) Fund LP, and is intended to be contributed to Easterly Government Properties LP (“Operating Partnership”) in connection with the proposed initial public offering of Easterly Government Properties, Inc., the majority owner of the Operating Partnership. The acquisition of the Property is expected to occur upon the consummation of the proposed initial public offering.

Since the Property is being acquired from a related party as part of the initial public offering, these statements have been prepared for the period of ownership by the related party, which is less than two years, and include the latest fiscal year end of the Property. Accordingly, the accompanying statements of revenues and certain expenses are presented for two periods: the “Prior Owner” period relates to the time from the beginning of the Property’s latest fiscal year to the date the Property was acquired by USGP II Jacksonville; the “Successor” period relates to the time since the acquisition of the Property by USGP II Jacksonville. The two periods have been separated by a vertical line on the face of the statements of revenues and certain expenses to highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting. The accounting policies followed during the Successor period in the preparation of the statements of revenues and certain expenses are consistent with those of the Prior Owner period and are further described below.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying statements of revenues and certain expenses relate to the Property and have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended, and accordingly, are not representative of the actual results of operations of the Property for the periods from April 24, 2013 to December 31, 2013 and January 1, 2013 to April 23, 2013 due to the exclusion of the following revenues and expenses which may not be comparable to the proposed future operations of the Property:

•	depreciation and amortization,

•	interest income and expense,

•	amortization of above and below market leases, and

•	other miscellaneous revenues and expenses not directly related to the proposed future operations of the Property.

Revenue Recognition

Rental income is recognized on the straight-line basis over the term of the related leases when collectability is reasonably assured. The straight-line rent adjustment increased revenues by approximately $85,258, $116,993 and $36,812 in the six months ended June 30, 2014 (unaudited), the period from April 24, 2013 to December 31, 2013, and the period from January 1, 2013 to April 23, 2013, respectively.

MEPCOM—Jacksonville

Notes to Statements of Revenues and Certain Expenses

Six Months Ended June 30, 2014 (Unaudited) and

Periods from April 24, 2013 to December 31, 2013 and January 1, 2013 to April 23, 2013

Tenant reimbursements include reimbursement for operating expenses which are determined by the base year operating expenses and are subject to reimbursement in subsequent years based on changes in the consumer price index for urban wage earners and clerical workers. This portion of rental income is recognized in the period in which it is earned. Tenant reimbursements also include amounts due from tenants for real estate taxes and other reimbursements. Real estate taxes over the base year are reimbursed by the tenant and are recognized as revenues in the period during which the revenues are earned.

Tenant reimbursements are recognized and presented in accordance with accounting guidance which requires that these reimbursements be recorded on a gross basis because the Company is generally the primary obligor with respect to the goods and services the purchase of which gives rise to the reimbursement obligation; because the Company has discretion in selecting the vendors and suppliers; and because the Company bears the credit risk in the event tenants do not reimburse the Company.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting period to prepare the statements of revenues and certain expenses in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Unaudited Interim Statement

The statement of revenues and certain expenses for the six months ended June 30, 2014 is unaudited. In the opinion of management, the statement reflects all adjustments necessary for a fair presentation of the results of the interim period. All such adjustments are of a normal recurring nature.

3.	Operating Leases

The Property is leased to one tenant under an operating lease with an expiration date of September 28, 2025. Minimum future rentals for non-cancelable lease terms at December 31, 2013 are as follows:

Year	Minimum Rent
2014	$1,840,121
2015	1,874,701
2016	1,976,921
2017	1,976,921
2018	1,976,921
Thereafter	14,085,214

Total	$23,730,799

Total minimum future rentals presented above do not include amounts to be received as tenant reimbursements, straight-line rent adjustments, or other income.

4.	Subsequent Events

Management has evaluated subsequent events through October 17, 2014, which is the date the financial statements were available to be issued, and concluded that there are no items requiring adjustment of the financial statements or additional disclosure.

Independent Auditor’s Report

To the Managing Member of Easterly Partners, LLC:

We have audited the accompanying statements of revenues and certain expenses (the “Statements”) of ICE—Charleston (the “Property”) for the periods from April 9, 2013 to December 31, 2013 and January 1, 2013 to April 8, 2013.

Management’s Responsibility for the Statements of Revenues and Certain Expenses

Management is responsible for the preparation and fair presentation of the Statements in accordance with accounting principles accepted in the United States of America (“GAAP”) described in Note 2; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the Statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the Statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Property’s preparation and fair presentation of the Statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Property’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Statements referred to above present fairly, in all material respects, the revenues and certain expenses of the ICE—Charleston for the periods from April 9, 2013 to December 31, 2013 and January 1, 2013 to April 8, 2013 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

We draw attention to Note 2 of the Statements, which describes the basis of accounting. The Statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the registration statement on Form S-11 of Easterly Government Properties, Inc.), as described in Note 2. The presentation is not intended to be a complete presentation of the Property’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

October 17, 2014

ICE—CHARLESTON

STATEMENTS OF REVENUES AND CERTAIN EXPENSES

	Successor		Prior Owner
	Six Months Ended June 30, 2014 (Unaudited)	April 9, 2013 - December 31, 2013	January 1, 2013 - April 8, 2013
Revenues
Rental income	$1,701,941	$2,464,782	$921,096
Tenant reimbursements	7,880	40,095	1,404
Other income	448	—	—

Total revenues	$1,710,269	$2,504,877	$922,500

Certain expenses
Property operating	248,733	351,911	159,934
Real estate taxes	115,909	169,576	62,242

Total certain expenses	364,642	521,487	222,176

Revenues in excess of certain expenses	$1,345,627	$1,983,390	$700,324

The accompanying notes are an integral part of the statements of revenues and certain expenses.

ICE—Charleston

Notes to Statements of Revenues and Certain Expenses

Six Months Ended June 30, 2014 (Unaudited) and

Periods from April 9, 2013 to December 31, 2013 and January 1, 2013 to April 8, 2013

Note 1—Organization and Nature of Business

ICE—Charleston (the “Property”) is a Class A, LEED Silver-certified Immigration and Customs Enforcement (“ICE”) district office located in Charleston, South Carolina. The Property is 75% leased to the General Services Administration (“GSA”) for occupancy by ICE and 25% leased to a private organization. The accompanying statements of revenues and certain expenses (the “Statements”) relate to the operations of the Property.

Prior to April 9, 2013, the Property was owned by an unaffiliated third party. On April 9, 2013, the Property was acquired by USGP II Charleston ICE, LP (“USGP II Charleston”), an entity owned by U.S. Government Properties Income & Growth Fund II, LP together with USGP II (Parallel) Fund, LP and is intended to be contributed to Easterly Government Properties LP (“Operating Partnership”) in connection with the proposed initial public offering of Easterly Government Properties, Inc., the majority owner of the Operating Partnership. The acquisition of the Property is expected to occur upon the consummation of the proposed initial public offering.

Since the Property is being acquired from a related party as part of the initial public offering, these statements have been prepared for the period of ownership by the related party, which is less than two years, and include the latest fiscal year end of the Property. Accordingly, the accompanying statements of revenues and certain expenses are presented for two periods: the “Prior Owner” period relates to the time from the beginning of the Property’s latest fiscal year to the date the Property was acquired by USGP II Charleston; the “Successor” period relates to the time since the acquisition of the Property by USGP II Charleston. The two periods have been separated by a vertical line on the face of the statements of revenues and certain expenses to highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting. The accounting policies followed during the Successor period in the preparation of the statements of revenues and certain expenses are consistent with those of the Prior Owner period and are further described below.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

The accompanying statements of revenues and certain expenses relate to the Property and have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended, and accordingly, are not representative of the actual results of operations of the Property for the periods from April 9, 2013 to December 31, 2013 and January 1, 2013 to April 8, 2013 due to the exclusion of the following revenues and expenses which may not be comparable to the proposed future operations of the Property:

•	depreciation and amortization,

•	interest income and expense,

•	amortization of above and below market leases, and

•	other miscellaneous revenues and expenses not directly related to the proposed future operations of the Property.

Revenue Recognition

Rental income is recognized on the straight-line basis over the term of the related leases when collectability is reasonably assured. The straight-line rent adjustment increased revenues by approximately $8,437, $2,569 and $2,394 in the six months ended June 30, 2014 (unaudited), the period from April 9, 2013 to December 31, 2013, and the period from January 1, 2013 to April 8, 2013, respectively.

ICE—Charleston

Notes to Statements of Revenues and Certain Expenses

Six Months Ended June 30, 2014 (Unaudited) and

Periods from April 9, 2013 to December 31, 2013 and January 1, 2013 to April 8, 2013

Tenant reimbursements include reimbursement for operating expenses which are determined by the base year operating expenses and are subject to reimbursement in subsequent years based on changes in the consumer price index for urban wage earners and clerical workers. This portion of rental income is recognized in the period in which it is earned. Tenant reimbursements also include amounts due from tenants for real estate taxes and other reimbursements. Real estate taxes over the base year are reimbursed by the tenant and are recognized as revenues in the period during which the revenues are earned.

Tenant reimbursements are recognized and presented in accordance with accounting guidance which requires that these reimbursements be recorded on a gross basis because the Company is generally the primary obligor with respect to the goods and services the purchase of which gives rise to the reimbursement obligation; because the Company has discretion in selecting the vendors and suppliers; and because the Company bears the credit risk in the event tenants do not reimburse the Company.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting period to prepare the statements of revenues and certain expenses in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Unaudited Interim Statement

The statement of revenues and certain expenses for the six months ended June 30, 2014 is unaudited. In the opinion of management, the statement reflects all adjustments necessary for a fair presentation of the results of the interim period. All such adjustments are of a normal recurring nature.

Note 3—Operating Leases

The Property is leased to two tenants under operating leases with expiration dates in 2014 and 2027. Minimum future rentals for non-cancelable lease terms at December 31, 2013 are as follows:

Year	Minimum Rent
2014	$3,285,025
2015	2,969,654
2016	2,969,654
2017	2,969,654
2018	2,969,654
Thereafter	24,004,703

Total	$39,168,344

Total minimum future rentals presented above do not include amounts to be received as tenant reimbursements, straight-line rent adjustments, or other income.

On March 12, 2014, the private tenant of the Property exercised its option to extend its lease through 2019.

ICE—Charleston

Notes to Statements of Revenues and Certain Expenses

Six Months Ended June 30, 2014 (Unaudited) and

Periods from April 9, 2013 to December 31, 2013 and January 1, 2013 to April 8, 2013

Note 4—Concentration of Credit Risk

Concentrations of credit risk arise for the Company when multiple tenants of the Company are engaged in similar business activities, or are located in the same geographic region, or have similar economic features that impact in a similar manner their ability to meet contractual obligations, including those to the Company. The Company regularly monitors its tenant base to assess potential concentrations of credit risk.

As stated in Note 1 above, the Company leases commercial space to the U.S. Government through the GSA and to a private tenant. As of June 30, 2014 (unaudited) the GSA accounted for 87.2% of rental income and a private tenant accounted for 12.8%. As of December 31, 2013 the GSA accounted for 87.7% of rental income and a private tenant accounted for 12.3.% As of April 8, 2013 the GSA accounted for 87.8% of rental income and a private tenant accounted for 12.2%.

Note 5— Subsequent Events

Management has evaluated subsequent events through October 17, 2014, which is the date the financial statements were available to be issued, and concluded that there are no items requiring adjustment of the financial statements or additional disclosure.

Shares

Easterly Government Properties, Inc.

Class A Common Stock

PRELIMINARY PROSPECTUS

                    , 2014

Citigroup	Raymond James	RBC Capital Markets

Until                    , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 31.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses expected to be incurred by us in connection with the registration and distribution of the securities being registered under this registration statement are as follows (all amounts are estimates other than the SEC and the Financial Industry Regulatory Authority, or FINRA, filing fees):

SEC Filing Fee	$	*
NYSE Listing Fee		*
FINRA Filing Fee		2,000
Printing Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Director and Officer Liability Insurance Premium		*
Miscellaneous		*

Total	$	*

*	to be completed by amendment

ITEM 32.	SALES TO SPECIAL PARTIES.

On October 9, 2014, in connection with the initial capitalization of our company, we issued 1,000 shares of our common stock for an aggregate purchase price of $1,000. We will repurchase these shares at cost upon completion of this offering.

ITEM 33.	RECENT SALES OF UNREGISTERED SECURITIES.

On October 9, 2014, we issued 1,000 shares of our common stock in connection with the initial capitalization of our company for an aggregate purchase price of $1,000. We will repurchase these shares at cost upon completion of this offering. The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act.

In connection with the formation transactions, we will issue an aggregate of             shares of Class A common stock and              shares of Class B common stock and our operating partnership will issue              common units with an aggregate value of $        , $         and $        , respectively, based on the midpoint of the price range set forth on the front cover of the prospectus that forms a part of this registration statement, to participants in the formation transactions, including Western Devcon and our continuing investors, that are transferring their interests to us in the entities that own our properties and other assets prior to the formation transactions in consideration of such transfer. Each such person had a substantive, pre-existing relationship with us. The issuance of such shares and common units will be effected in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act.

ITEM 34.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except to the extent that (a) it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; or (b) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our charter contains a provision that eliminates such liability of our directors and authorizes us to eliminate such liability of our officers, to the maximum extent permitted by Maryland law.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity, or in the defense of any claim, issue or matter in the proceeding, against reasonable expenses incurred by the director or officer in connection with the proceeding, claim, issue or matter. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and:

•	was committed in bad faith; or

•	was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, a Maryland corporation may not, however, indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, unless limited by the charter (which our charter does not), a court of appropriate jurisdiction, upon application of a director or officer, may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer met the standards of conduct described above or has been adjudged liable on the basis that a personal benefit was improperly received, but such indemnification shall be limited to expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer, without requiring a preliminary determination of the director’s or officer’s ultimate entitlement to indemnification, upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us to obligate our company and our bylaws obligate us with respect to directors only, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding, without requiring a preliminary determination of the director’s ultimate entitlement to indemnification, to:

•	any present or former director who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while serving as our director and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any officer, employee or agent of our company or a predecessor of our company. Furthermore, our officers and directors are indemnified against specified liabilities by the underwriters, and the underwriters are indemnified against certain liabilities by us, under the underwriting agreement relating to this offering. See “Underwriting.”

We intend to enter into indemnification agreements with each of our executive officers, directors and director nominees, whereby we indemnify such executive officers, directors and director nominees and pay or reimburse reasonable expenses in advance of final disposition of a proceeding if such executive officer or director is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity to the fullest extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director.

The partnership agreement also provides that our company, as general partner, are indemnified to the extent provided therein. The partnership agreement further provides that our directors, director nominees, officers, employees, agents and designees are indemnified to the extent provided therein.

Insofar as the foregoing provisions permit indemnification of directors, director nominees, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We expect to obtain an insurance policy under which our directors, director nominees and executive officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers, including certain liabilities under the Securities Act.

ITEM 35.	TREATMENT OF PROCEEDS FROM STOCK BEING REGISTERED.

Not applicable.

ITEM 36.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) See page F-1 for an index of the financial statements that are being filed as part of this registration statement.

(b) The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-11:

Exhibit	Exhibit Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Articles of Amendment and Restatement of Easterly Government Properties, Inc.

3.2*	Form of Amended and Restated Bylaws of Easterly Government Properties, Inc.

4.1*	Specimen Certificate of Class A Common Stock of Easterly Government Properties, Inc.

4.2*	Specimen Certificate of Class B Common Stock of Easterly Government Properties, Inc.

5.1*	Opinion of Goodwin Procter LLP regarding the validity of the securities being registered

Exhibit	Exhibit Description

8.1*	Opinion of Goodwin Procter LLP regarding certain tax matters

10.1*	Form of Limited Partnership Agreement of Easterly Government Properties LP

10.2*	Form of Registration Rights Agreement among Easterly Government Properties, Inc. and the persons named therein

10.3*†	2014 Equity Incentive Plan

10.4*	Form of Indemnification Agreement between Easterly Government Properties, Inc. and each of its Directors and Executive Officers

10.5*	Form of Stockholders Agreement by and among Easterly Government Properties, Inc., Michael P. Ibe, U.S. Government Properties Income and Growth Fund L.P., U.S. Government Properties Income and Growth Fund II LP and the other parties named therein.

10.6*	Form of Contribution Agreement by and among Easterly Government Properties, Inc., Easterly Government Properties LP and the other parties named therein

10.7*	Form of Contribution Agreement by and among Easterly Government Properties, Inc., Easterly Government Properties LP, Michael P. Ibe and the other parties named therein

10.8*	Form of Employment Agreement by and among Easterly Government Properties, Inc., Easterly Government Properties LP and William C. Trimble, III

10.9*	Form of Employment Agreement by and among Easterly Government Properties, Inc., Easterly Government Properties LP and Darrell W. Crate

10.10*	Form of Senior Unsecured Credit Agreement

21.1*	List of Subsidiaries of the Registrant

23.1*	Consent of PricewaterhouseCoopers LLP

23.2*	Consents of Goodwin Procter LLP (included in Exhibits 5.1 and 8.1)

24.1*	Power of Attorney (included on the signature page to the Registration Statement)

99.1*	Consent of Michael P. Ibe

*	To be filed by amendment.
†	Compensatory plan or arrangement.

ITEM 37.	UNDERTAKINGS.

The undersigned registrant hereby undertakes that:

1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby further undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, director nominees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on             , 2014.

EASTERLY GOVERNMENT PROPERTIES, INC.

By:
Name:	William C. Trimble, III
Title:	Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of             and             , or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-11 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and President	, 2014
William C. Trimble, III	(Principal Executive Officer)

	Chief Financial Officer	, 2014
Alison M. Bernard	(Principal Financial Officer and Principal Accounting Officer)

	Executive Chairman of the Board of Directors	, 2014
Darrell W. Crate

EXHIBIT INDEX

Exhibit		Exhibit Description

1.1	*	Form of Underwriting Agreement

3.1	*	Form of Amended and Restated Articles of Amendment and Restatement of Easterly Government Properties, Inc.

3.2	*	Form of Amended and Restated Bylaws of Easterly Government Properties, Inc.

4.1	*	Specimen Certificate of Class A Common Stock of Easterly Government Properties, Inc.

4.2	*	Specimen Certificate of Class B Common Stock of Easterly Government Properties, Inc.

5.1	*	Opinion of Goodwin Procter LLP regarding the validity of the securities being registered

8.1	*	Opinion of Goodwin Procter LLP regarding certain tax matters

10.1	*	Form of Limited Partnership Agreement of Easterly Government Properties LP

10.2	*	Form of Registration Rights Agreement among Easterly Government Properties, Inc. and the persons named therein

10.3	*†	2014 Equity Incentive Plan

10.4	*	Form of Indemnification Agreement between Easterly Government Properties, Inc. and each of its Directors and Executive Officers

10.5	*	Form of Stockholders Agreement by and among Easterly Government Properties, Inc., Michael P. Ibe, U.S. Government Properties Income and Growth Fund L.P., U.S. Government Properties Income and Growth Fund II LP and the other parties named therein.

10.6	*	Form of Contribution Agreement by and among Easterly Government Properties, Inc., Easterly Government Properties LP and the other parties named therein

10.7	*	Form of Contribution Agreement by and among Easterly Government Properties, Inc., Easterly Government Properties LP, Michael P. Ibe and the other parties named therein

10.8	*	Form of Employment Agreement by and among Easterly Government Properties, Inc., Easterly Government Properties LP and William C. Trimble, III

10.9	*	Form of Employment Agreement by and among Easterly Government Properties, Inc., Easterly Government Properties LP and Darrell W. Crate

10.10	*	Form of Senior Unsecured Credit Agreement

21.1	*	List of Subsidiaries of the Registrant

23.1	*	Consent of PricewaterhouseCoopers LLP

23.2	*	Consents of Goodwin Procter LLP (included in Exhibits 5.1 and 8.1)

24.1	*	Power of Attorney (included on the signature page to the Registration Statement)

99.1	*	Consent of Michael P. Ibe

*	To be filed by amendment.
†	Compensatory plan or arrangement.